sAs filed with the Securities and Exchange Commission on October 28, 2024

Securities Act Registration No. 333-271866

Investment Company Registration No. 811-23460

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

[X] UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT

[X] UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 6

ACCORDANT ODCE INDEX FUND

(Exact Name of Registrant as Specified in the Declaration of Trust)

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251

(Address of Principal Executive Offices)

602-609-2193

(Registrant’s Telephone Number, Including Area Code)

Puja Madan

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251
(Name and address of agent for service)

COPIES TO:

Accordant Investments LLC

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251

William Bielefeld, Esq.

Kevin Cahill, Esq.

Dechert LLP

US Bank Tower

633 West 5th Street Suite 4900

Los Angeles, CA 90071

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X]	immediately upon filing pursuant to paragraph (b)

[ ]	on pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	On (date) pursuant to paragraph (a)

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

October 28, 2024

Accordant ODCE Index Fund

CLASS A SHARES

CLASS I SHARES

The Fund. Accordant ODCE Index Fund (the “Fund”) is a non-diversified, closed-end management investment company that operates as an “interval fund.” The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). Accordant Investments LLC (the “Adviser”) serves as the investment adviser to the Fund, and IDR Investment Management, LLC (“IDR” or “Sub-Adviser,” and together with the Adviser, the “Advisers”) serves as the sub-adviser to the Fund. The Fund seeks to provide exposure and streamline investor access to real estate investment vehicles (the “Underlying Funds”). The Fund is a Delaware statutory trust and has elected to be taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”).

Securities Offered. The Fund currently offers Class I shares (“Class I Shares”) and Class A shares (“Class A Shares” and together with the Class I Shares, the “Shares,” and each share thereof, a “Share”) pursuant to this prospectus. The Fund may offer additional classes of its Shares in the future. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.

Investment Advisers. Accordant Investments LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser to the Fund pursuant to the terms of an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023. IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund. The Sub-Adviser is an indirect majority-owned subsidiary of Emphasis Capital LLC and was established in 2016.

Investment Objective. The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments. The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments) or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

Investing in the Shares involves certain risks. See “Risks” beginning on page 32 of this prospectus.

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Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Repurchases. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s outstanding Shares. There is no guarantee that shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. See “Repurchases”.

Leverage. The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to meet repurchase requests and to provide it with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. The Fund is subject to the 1940 Act’s asset coverage requirement (the “Asset Coverage Requirement”), which requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. See “Leverage”.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	An investment in the Fund is suitable only for investors who can bear the risks associated with investments in the Underlying Funds and the various real estate equity and debt strategies which such Underlying Funds utilize, with potential limited liquidity. Even though the Fund makes quarterly repurchase offers for its outstanding Shares, investors should consider the Shares to be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.

●	The Fund seeks to pay consistent quarterly distributions at an attractive distribution yield to shareholders of record. The Fund accrues and declares distributions quarterly and distributes them on a quarterly basis. In addition, the Fund distributes any net capital gains it earns no less frequently than annually; however, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds. Such distributions may constitute a return of capital and reduce the amount of capital available to the Fund for investment.

●	Investors pay offering and organizational expenses and, with regard to Class A Shares, a front-end sales load of up to 5.75%, from which a dealer manager fee of up to 0.75% of the offering price may also be paid. Investors in Class I Shares may be charged transaction or other fees directly by financial intermediaries. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

●	The Shares have no history of public trading and are not currently listed on a public exchange. The Fund does not currently intend to list its Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares.

●	There is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in a particular repurchase offer. An investor should consider an investment in the Fund to be illiquid. Investing in the Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risks” below in this prospectus.

You should read this prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, as it may be amended (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI, annual and semi-annual reports to shareholders (when available), and additional information about the Fund by calling 888-778-7781, by writing to the Fund at: Attn: Accordant, P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or Attn: Accordant, 801 Pennsylvania Ave.,  Suite 219723, Kansas City, MO 64105-1307 (overnight mail), or visiting the Fund’s website www.accordantinvestments.com, when available. The information contained in, or accessed through, the Fund’s website is not part of this prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov.

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The Fund’s Shares do not represent a deposit or obligation of and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website www.accordantinvestments.com, when available, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by visiting the Fund’s website or by contacting your financial intermediary, such as a broker-dealer or bank. You may elect to receive all future reports in paper free of charge. If you own these shares through a financial intermediary, such as a broker-dealer or bank, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 888-778-7781. Your election to receive reports in paper will apply to all funds held with the fund complex if you invest directly with the Fund or to all funds held in your account if you invest through your financial intermediary.

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PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	23
FINANCIAL HIGHLIGHTS	25
THE FUND	27
USE OF PROCEEDS	27
INVESTMENT OBJECTIVE AND STRATEGIES	28
LEVERAGE	30
RISKS	32
MANAGEMENT OF THE FUND	52
NET ASSET VALUE	59
CONFLICTS OF INTEREST	61
REPURCHASES	62
PLAN OF DISTRIBUTION	64
DISTRIBUTIONS	71
DISTRIBUTION REINVESTMENT PLAN	72
DESCRIPTION OF SHARES	72
CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS	73
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	74
LEGAL MATTERS	89
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	89

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”), especially the information under the heading “Risks.”

The Fund

Accordant ODCE Index Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that operates as an “interval fund.” The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). The NFI-ODCE Index performance is reported on a capitalization-weighted and equal-weighted basis and returns are reported gross and net of fees. Performance measurement and reporting is time-weighted. The National Council of Real Estate Investment Fiduciaries has established inclusion criteria guidelines for the NFI-ODCE Index, which similarly apply to each of the Eligible Component Funds in which the Fund invests. The ODCE Index is currently comprised of 25 Eligible Component Funds and the number of Eligible Component Funds the Fund invests in may range from 18 to 25 under normal circumstances. Accordant Investments LLC (the “Adviser”) serves as the investment adviser to the Fund, and IDR Investment Management, LLC (“IDR” or “Sub-Adviser,” and together with the Adviser, the “Advisers”) serves as the sub-adviser to the Fund. The Fund has been structured with the intent of providing exposure and streamlining investor access to real estate investment vehicles (the “Underlying Funds”). These Underlying Funds are those that invest in interests in real estate equity and debt, including mortgages and other interests therein, commonly through entities qualifying as real estate investment trusts (“REITs”). The Underlying Funds’ investments may be targeted in any one or more of the many sectors of the real estate market, including, but not limited to, the retail, office, multifamily, hospitality, industrial, residential, medical and self-storage sectors. The Fund seeks to provide access to investments that are generally unavailable to the investing public due to investor suitability restrictions, resource and operational requirements, and higher investment minimums, and aims to provide investors with exposure to underlying real estate investment opportunities with an institutional fee structure and the transparency of a fund registered under the 1940 Act. The Fund is a Delaware statutory trust and has elected to be taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). See “The Fund.”

Benefits of Investing in Real Estate

The Adviser believes that allocating a portion of your investment portfolio to Underlying Funds which invest in real estate may provide you with a steady source of income, broader portfolio diversification than the average investor, and a hedge against inflation and attractive risk-adjusted returns based on historical information for this asset class. There is no guarantee that the Fund’s investments will provide these benefits.

Investment Objective

The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest up to 20% of its net assets in other Underlying Funds that focus on real estate investments, although the Fund expects to invest 100% of its net assets in Eligible Component Funds, under normal circumstances. The Fund may engage in one or more secondary transactions involving the purchase or sale of interests in Eligible Component Funds, Underlying Funds, or other eligible assets. Generally, the Adviser expects that the Fund will acquire or sell assets through secondary transactions to the extent it can achieve better pricing and/or timely execution of the acquisition or sale, as applicable. The circumstances under which the Fund may invest in such Underlying Funds are expected to include (i) when the Adviser or Sub-Adviser believes based on publicly available information that the Underlying Fund will be included in the NFI-ODCE Index at a future date or (ii) when an Underlying Fund that was previously an Eligible Component Fund ceases to be included in the NFI-ODCE Index.  Investments in such Underlying Funds are intended to provide the Fund additional flexibility to manage its investment portfolio consistent with its investment strategy during periods when changes are made or are expected to be made to the real estate investment vehicles that comprise the NFI-ODCE Index.  The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments), or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

The Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or Section 3(c)(7) under the 1940 Act or collateralized fund obligations backed by such private funds.

For a more complete discussion of the Fund’s portfolio composition, see “Investment Objective and Strategies.”

Investment Adviser and Sub-Adviser

Accordant Investments LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser to the Fund pursuant to the terms of an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023.

The Adviser believes that real estate investments can provide significant benefits to investor portfolios, despite the perceived complexity of the asset class, the typically onerous subscription processes, or a general lack of guidance available to investors as to how to use real estate in investor portfolios.

The Adviser is seeking to enable more investors to adopt real estate by providing products optimized for a particular characteristic of real estate (income in the case of the Fund) that utilize all of the portfolio management tools available to attempt to achieve the product’s investment objective.

Taken together, the Adviser believes these elements will allow more investors to capture the potential investment benefits of adding real estate to their portfolios.

IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund pursuant to the terms of a sub-advisory agreement with the Fund (the “Sub-Advisory Agreement”). IDR Investment Management, LLC is an indirect majority-owned subsidiary of Emphasis Capital LLC.

Investment Advisory and Sub-Advisory Agreements

The Fund and the Adviser have entered into an Investment Advisory Agreement pursuant to which the Adviser is entitled to receive a management fee (the “Management Fee”). The Management Fee equals the Management Fee Rate multiplied by the net assets of the Fund as of the end of each calendar month. The Adviser will pay the Sub-Adviser a sub-adviser management fee (the “Sub-Adviser Management Fee”) for services provided under the Sub-Advisory Agreement. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee.

The “Management Fee Rate” means 0.60% per annum.

The Management Fee is calculated monthly and paid in arrears by the end of the following month. The Sub-Adviser Management Fee is calculated monthly and paid in arrears by the end of the following month. Management Fees and Sub-Adviser Management Fees for any partial month will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month.

The Advisers will not be entitled to receive any other advisory fees (including any incentive fee) under the Fund’s Investment Advisory Agreement or the Sub-Advisory Agreement, other than the Management Fee and the Sub-Adviser Management Fee, respectively.

See “Management of the Fund”.

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Expenses and Reimbursement

Subject to the terms and conditions outlined in this prospectus, the Fund bears all fees, costs and expenses incurred in connection with its operation, administration, and transactions that are not specifically assumed by the Adviser pursuant to the Investment Advisory Agreement, including any charges, allocations and fees to which the Fund is subject as an investor in the Underlying Funds. The Fund also bears certain ongoing offering costs associated with its continuous offering of shares. By investing in the Underlying Funds, the Fund indirectly bears its pro rata share of the expenses incurred in the business of the Underlying Funds, including any fees or expenses that third-party managers of the Underlying Funds (each, an “Underlying Fund Manager”) may pay to hire third-party or affiliated property managers at prevailing market rates to perform management and specialized services for the Underlying Funds’ real estate investments. There will be no direct or indirect payments from the Underlying Fund Managers to the Advisers or to any third party, pursuant to any agreement or understanding, that are used to offset any of the Fund’s expenses.

The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign tax, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.

For a more complete discussion of the Fund’s expenses and reimbursement arrangements, see “Summary of Fund Expenses.”

Administrator

The Adviser also serves as the Fund’s administrator (in such capacity, the “Administrator”). The Administrator provides, or arranges for the provision of, the administrative services necessary for the Fund to operate. In accordance with the Administration Agreement (the “Administration Agreement”), the Fund has agreed to reimburse the Administrator for the costs and expenses it incurs in performing its obligations and providing personnel and facilities thereunder.   The Administrator may provide the Fund such administrative services directly, or engage one or more third-party sub-administrators to provide the Fund such administrative services on its behalf. The Adviser has engaged SS&C GIDS, Inc. as a third-party sub-administrator to the Fund.

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund does not currently intend to list its Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares as described in “Repurchases” below.

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The Offering

The Fund currently offers Class I shares (“Class I Shares”) and Class A shares (“Class A Shares” and together with the Class I Shares, the “Shares”) pursuant to this prospectus. The Fund may offer additional classes of its Shares in the future. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

Class A Shares and Class I Shares are continuously offered at the Fund’s net asset value (“NAV”) per share, plus, in the case of Class A Shares, a maximum sales load of up to 5.75%, from which a dealer manager fee of up to 0.75% of offering proceeds may also be paid. Holders of Class A Shares and Class I Shares have equal rights and privileges with each other, except that Class I Shares do not pay a sales load or dealer manager fees. See “Servicing Fees” and “Summary of Fund Expenses” for information on servicing fees. Class I Shares are not subject to a sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their Selling Agents (as defined below). Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.

The Fund reserves the right to reject a purchase order for any reason.

Sales Load and Dealer Manager Fees

Class A Shares are subject to a sales load of up to 5.75% of the total purchase price per Class A Share, from which a dealer manager fee of up to 0.75% of the total purchase price may be paid.

Sales loads may be reduced for certain categories of purchasers and for volume discounts, as disclosed in this prospectus. The Selling Agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases.

The Distributor may reallow sales loads and dealer manager fees to participating broker-dealers. No sales load or dealer manager fee is paid with respect to purchases of Class I or any Shares sold pursuant to the Fund’s distribution reinvestment plan (the “DRIP”). Selling Agents typically receive the sales load with respect to the Class A Shares purchased by their shareholders. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of shares.

Minimum Investment

Generally, the minimum initial investment is $2,500 for Class A Shares and $500,000 for Class I Shares. There is no minimum subsequent investment requirement for any class of Shares. Additional purchases pursuant to the DRIP are not subject to a minimum purchase amount. The minimum investment for a class of shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and trustees and certain employees of the Adviser, including its affiliates, vehicles controlled by such employees and their extended family members. See “Plan of Distribution—How to Purchase Shares.”

Who May Want to Invest

Investors should consider their financial situations and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. A prospective investor should invest in the Fund only if the investor can sustain a complete loss of its investment.

Barriers to investing in real estate can be high, which has in the past curbed broad-based participation in the asset class. These include high capital requirements and complex, relatively illiquid transactions. The Fund may be an appropriate investment for long-term investors who are seeking:

●	a portfolio of Underlying Funds which invest in high quality real estate and real estate debt across a variety of sectors, with the transparency of a registered investment company;
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●	the operating cash flow, capital appreciation and portfolio diversification benefits that real estate can offer; and

●	the opportunity for attractive current distributions through a tax-efficient structure and the potential for long-term capital appreciation.

Leverage

The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to meet repurchase requests and to provide the Fund with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. Property-level debt will be incurred by operating entities held by the Underlying Fund and secured by real estate owned by such operating entities. If an operating entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Underlying Fund or its subsidiaries, if any. The Underlying Fund may also incur its own entity-level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing.

The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other investments or additional sales of Shares).

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings and expects to pay a commitment and/or other fee to maintain the credit facility; either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Underlying Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s asset coverage requirement (the “Asset Coverage Requirement”) requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Cash distributions to holders of the Fund’s Shares will automatically be reinvested under the DRIP in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the Fund. Under the DRIP, shareholders’ distributions are reinvested in Shares of the same class of Shares owned by the shareholder for a purchase price equal to the NAV per share (for the class of Shares being purchased) on the date that the distribution is paid. See “Distribution Reinvestment Plan.”

On January 12, 2024, the Fund entered into a one-year $2.0 million credit and security agreement (the “Credit Facility”) with TriState Capital Bank that matures on January 10, 2025. All of the Fund’s investments are designated as collateral on the credit and security agreement. Borrowings under the Credit Facility bear interest at a rate of one-month SOFR plus 2.75%. The Credit Facility may be increased to a maximum of $15.0 million. During the period from January 12, 2024 to June 30, 2024, there were no borrowings under the Credit Facility and the Fund paid unused fees of $2.4 thousand. There are no outstanding borrowings under the Credit Facility on June 30, 2024.

Servicing Fees

Participating broker-dealers receive ongoing servicing fees of 0.25% of NAV per annum for Class A Shares (the “Servicing Fee”) payable monthly.

5

Effects of Leverage. The table below assumes that outstanding borrowings, based on the current $2.0 million credit facility, represent approximately 6.3% of the Fund’s net assets as of June 30, 2024, and the Fund bears expenses relating to such borrowings at an annual effective interest rate of 8.09%. The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such leverage would be approximately 0.51%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(11.14)%	(5.83)%	(0.51)%	4.81%	10.12%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

Term

The Fund’s term is perpetual, though the Fund can be terminated under the terms of the Fund’s organizational documents.

Investor Suitability

An investment in the Shares is most suitable for investors who seek to diversify their personal portfolios with a real estate-based investment and seek to receive current income and obtain the benefits of potential long-term capital appreciation from real estate as an asset class. An investment in the Shares is least suitable for persons who require liquidity or guaranteed income.

Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose part or all of your investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares. The Shares should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program. Class A Shares are available to the general public through Selling Agents and other financial intermediaries that offer such share class. Class I Shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (3) by endowments, foundations, pension funds and other institutional investors, (4) by the Fund’s executive officers and directors and their immediate family members as well as officers and employees of either Adviser or their respective affiliates and their immediate family members, and, if approved by the Board, consultants or other service providers, or (5) other categories of investors that the Fund names in an amendment or supplement to this prospectus.

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Repurchases

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s outstanding shares. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. For more information concerning repurchases, see “Repurchases.”

Summary of Risks

Investment in the Fund involves a high degree of risk and, therefore, is suitable only for sophisticated investors for whom such an investment is not a complete investment program and who are capable of evaluating the risks of the Fund and bearing the risks it represents. There can be no assurance that the Fund will be able to achieve its investment objective or that shareholders will receive a return on their capital. Investment results may vary substantially. Investors should carefully consider the following information together with the rest of the information contained in the Fund documents and consult with their own advisors before making a decision to purchase the Shares. The risk factors delineated below, however, do not purport to be a complete explanation of the risks involved in making an investment in the Fund. References to the NFI-ODCE Index also apply to the NFI-ODCE Index X.

Risks Related to the Fund’s Business And Structure

The Fund is managed exclusively by the Adviser and Sub-Adviser.

The Adviser, as the investment adviser of the Fund, and under the supervision of the Board, has discretion over the investment of the funds committed to the Fund as well as the ultimate realization of any profits. As such, the pool of funds in the Fund represents a blind pool of funds. Shareholders rely on the Adviser to conduct the business as contemplated by this Prospectus.

Shareholders will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Fund.

The Adviser, under the supervision of the Board, has sole discretion in structuring, negotiating and purchasing, financing, monitoring and eventually divesting investments made by the Fund. Consequently, shareholders will not be able to evaluate for themselves the merits of particular investments prior to the Fund making such investments. Accordingly, shareholders rely exclusively on the ability of the Adviser to select and manage such investments.

The loss of key employees of the Adviser may have a detrimental impact on the Fund, its financial conditions and results of operations.

The Fund’s success depends in substantial part upon the skill and expertise of the Adviser and the employees employed by the Adviser. The loss of any of the Adviser’s key employees would likely have a significant detrimental effect on the Fund’s business, financial condition and results of operations. In particular, a loss of key personnel could cause the Fund to be unable to achieve its investment objective, or to suffer a material deviation in performance from the NFI-ODCE Index that the Fund tracks.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If an agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace its Adviser or Sub-Adviser or appoint a new Administrator.

Changes in laws or regulations governing the Fund’s operations may adversely affect the Fund’s business or cause the Fund to alter its business strategy.

The Fund, and the Eligible Component Funds in which the Fund invests, are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and shareholders, potentially with retroactive effect.

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Additionally, any changes to the laws and regulations governing the Fund’s operations relating to permitted investments may cause the Fund to alter its investment strategy to avail itself of new or different opportunities. Such changes could result in material differences to the Fund’s strategies and plans as set forth in this Prospectus and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of a shareholder’s investment.

Regulations governing the Fund’s operation as a registered closed-end management investment company affect the Fund’s ability to raise additional capital and the way in which it does so. As a registered closed-end management investment company, the necessity of raising additional capital may expose the Fund to risks.

Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue additional shares of preferred shares or other senior securities that represent equity so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of its outstanding senior securities that are equity, is at least 200% after each issuance thereof. If the value of the Fund’s assets declines, the Fund may be unable to satisfy these tests. If that happens, the Fund may be required to sell a portion of its investments in Eligible Component Funds and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding senior securities that are equity, in each case, at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to the Fund’s common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred shares, the preferred shares would rank “senior” to common shares in its capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Fund’s common shareholders, and the issuance of shares of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the common shares or otherwise be in a shareholder’s best interest.

The Fund is not generally able to issue and sell shares at a price below net asset value per share. The Fund may, however, sell its shares at a price below the then-current net asset value per share if the Board determines that such sale is in the best interests of the Fund and shareholders, and shareholders approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing more shares, then the percentage ownership of shareholders at that time will decrease, and shareholders may experience dilution.

The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the SEC.

Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and the Fund is generally prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund. In addition, as a result of the foregoing restrictions, the Fund may in certain cases agree to waive certain voting rights with respect to the Fund’s investments in Eligible Component Funds in order to preserve the Fund’s ability to purchase and redeem interests in such Eligible Component Funds.

8

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect the Fund.

The Fund is subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. The Fund is required to periodically review its internal control over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting. This process will also result in a diversion of management’s time and attention. The Fund cannot be certain as to the timing of the completion of its evaluation, testing and remediation actions or the impact of the same on its operations and the Fund may not be able to ensure that the process is effective or that its internal controls over financial reporting are or will be effective in a timely manner. In the event that the Fund is unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, the Fund may be adversely affected.

The impact of financial regulation on the Fund is uncertain.

In light of recent prior conditions in the U.S. and global financial markets and the U.S. and global economy, legislators and regulators remain focused on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” institutes a wide range of reforms that have had an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will continue to be implemented over time, most of which continue to be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will continue to be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on the Fund’s business, results of operations or financial condition remains unclear. The changes resulting from the Dodd-Frank Act may require the Fund to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact the Fund’s business, results of operations and financial condition. While the Fund cannot predict what effect any changes in the laws or regulations or their interpretations would have on the Fund as a result of the Dodd-Frank Act, these changes could be adverse to the Fund and the shareholders.

The Fund may face increasing competition for investment opportunities in Eligible Component Funds, which could delay deployment of its capital, reduce returns and result in losses.

The Fund may compete for investments with other investment companies and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, may invest in the same Eligible Component Funds. As a result of these new entrants, competition for investment opportunities in Eligible Component Funds may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial resources than the Fund, which may better position them to acquire available Eligible Component Funds rather than the Fund. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a registered closed-end management investment company, which may impact their relative ability to close new investments in Eligible Component Funds versus the Fund.

The Fund may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. In addition, the Fund’s focus on investments in REITs in accordance with its investment objective and strategies makes the Fund vulnerable to a downturn in the real estate sector generally, or to specific events or circumstances, including a rise in borrowing costs for real estate assets, that may materially and adversely impact the real estate investment sector. Any such impact on the real estate investment sector would likely materially and adversely affect the Fund’s results of operations and financial condition.

9

Risks Related to an Investment In Shares

An investment in the Fund is subject to investment risk, including significant loss of the principal amount invested.

An investment in the Fund represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate-related investments may be more volatile and/or lower than other segments of the securities market. In addition, the Fund’s investments are illiquid, which may hinder the Fund’s ability to dispose of poorly performing assets in a timely manner, and which may correspondingly limit liquidity for the shareholders.

An investment in the Fund has limited liquidity because shareholders will generally have only limited rights to redeem capital from the Fund.

Shareholders have limited rights to redeem capital from the Fund. As a result, a shareholder that desires to liquidate his or her investment in the Fund may be unable to do so within a given timeframe, if at all. Therefore, shareholders must be prepared to bear the financial risks of an investment in shares of the Fund for an indefinite period of time.

There is a risk that shareholders may not receive distributions or that distributions may not grow over time.

The Fund makes distributions to shareholders out of assets legally available for distribution. There is no assurance that the Fund will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, the Fund may be limited in its ability to make distributions.

The amount of any distributions the Fund may make is uncertain, and any distributions will be authorized in the sole discretion of the Board. Distribution proceeds may exceed the Fund’s earnings, particularly during the period before the Fund has substantially invested the net proceeds. Therefore, portions of the distributions that the Fund makes may be a return of the money that a shareholder originally invested and represent a return of capital for tax purposes.

The Fund, subject to authorization by the Board, declares distributions on a quarterly basis and pay distributions on a quarterly basis. The Fund pays these distributions to shareholders out of assets legally available for distribution. While the Adviser may agree to limit the Fund’s expenses to ensure that such expenses are reasonable in relation to the Fund’s income, there can be no assurance that the Fund will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Prospectus. In addition, the inability to satisfy the asset coverage test applicable to the Fund as an investment company may limit the Fund’s ability to pay distributions. All distributions will be paid at the sole discretion of the Board and will depend on the Fund’s earnings, financial condition, maintenance of REIT status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. There can be no assurance that the Fund will pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from the proceeds of the offering or from borrowings in anticipation of future cash flow, which may constitute a return of capital. Such a return of capital is not immediately taxable, but reduces a shareholder’s tax basis in the Fund’s shares, which may result in a shareholder recognizing more gain (or less loss) when its shares are sold. Distributions from the proceeds of the Fund’s offering or from borrowings also could reduce the amount of capital the Fund ultimately invests in its investments.

10

Uncertainty relating to the London Interbank Offered Rate (“LIBOR”) calculation process may adversely affect the value of the Fund’s portfolio of Eligible Component Funds and Short-Term Investments.

On July 27, 2017, the United Kingdom (the “UK”) Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 31, 2021, the one-week and two-month LIBOR settings ceased to be published, and the remaining U.S. dollar LIBOR settings ceased to be published immediately following the LIBOR publication on June 30, 2023. However, the U.K. Financial Conduct Authority has announced that it will require the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. There can be no assurance that US dollar synthetic LIBOR will remain available in the future. Although the transition process away from LIBOR for many instruments has been completed, some LIBOR use is continuing and there are potential effects related to the transition away from LIBOR or continued use of LIBOR on the Fund. Accordingly, the transition process might lead to increased volatility and illiquidity in markets for instruments with terms tied to LIBOR.

To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, was formed. Financial regulators in the UK, the European Union (the “EU”), Japan and Switzerland also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. On July 22, 2021, the ARRC formally recommended SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside the U.S. The Bank of England’s current nominated replacement for sterling LIBOR is the Sterling Overnight Interbank Average Rate (“SONIA”). Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, including SONIA, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate.

In any event, LIBOR is likely to perform differently than in the past and, ultimately, cease to exist as a global benchmark going forward. Until an alternative benchmark rate(s) becomes generally accepted and regularly implemented in the market, the uncertainty as to the future of LIBOR, its eventual phase-out, the transition to one or more alternate benchmark rate(s), and the implementation of such new benchmark rate(s) may impact a number of factors, which, either alone or in the aggregate, may cause a material adverse effect on the Fund’s performance and the Fund’s ability to achieve its investment objective. The Adviser does not have prior experience in investing during a period of benchmark rate transition and there can be no assurance that the Adviser will be able to manage its business in a profitable manner before, during or after such transition.

The discontinuance of LIBOR may require the Fund to renegotiate credit agreements entered into prior to the discontinuation of LIBOR and extending beyond the discontinuance with the Fund’s portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Fund’s ability to receive attractive returns.

Depending on several factors, including those set forth above, and the related costs of negotiating and documenting necessary changes to documentation, the Fund’s business, financial condition and results of operations could be materially adversely impacted by the market transition or reform of certain reference rates and benchmarks. Other factors include the pace of the transition to replacement or reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rates, prices and liquidity of trading markets for products based on alternative reference rates, and the Fund’s ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

The IRS has issued regulations regarding the tax consequences of the transition from LIBOR or another interbank offered rate (“IBOR”) to a new reference rate in debt instruments and non-debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

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Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.

Quarterly repurchases by the Fund of its Shares typically will be funded by available cash. However, payment in cash for repurchased Shares may require the Fund to liquidate securities of Eligible Component Funds earlier than the Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. Repurchases of Shares will tend to reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund (a) may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, (b) may be able to allocate only a limited amount of assets to an Eligible Component Fund or (c) may have to wait a significant amount of time before the Eligible Component Fund has the capacity to accept the Fund’s subscription.

To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist. Investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment. The Fund may invest a substantial portion of its assets in Eligible Component Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Most of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Eligible Component Funds have made an election to be treated as a REIT for federal tax purposes or operate subsidiaries that have made such an election. Consequently, the tax risks described below under “Material Federal Income Tax Risks” also apply to these Eligible Component Funds or their subsidiaries.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the Eligible Component Funds that comprise the NFI-ODCE Index. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments.

There are only a limited number of Eligible Component Funds that comprise the NFI-ODCE Index. As a consequence, the performance of the Fund may be adversely affected by the unfavorable performance of a particular Eligible Component Fund. The performance of the Fund is also dependent on the performance of the Eligible Component Funds, so the Fund relies on the investment management skills and expertise of the managers of the Eligible Component Funds.

The Fund’s investment strategy is subject to tracking risk because Eligible Component Funds may have lower and or more volatile returns than the NFI-ODCE Index.

The Fund’s allocation of assets between Eligible Component Funds may not produce the desired index-tracking returns. In particular, the Fund may be unable to invest in Eligible Component Funds in exact correlation with the NFI-ODCE Index. Unexpected fees or expenses could also result in deviations between the respective performance of the NFI-ODCE Index and the Fund. In addition, the Fund has fees and expenses associated with its operation as a registered closed-end fund, including fees payable to its Adviser as well as administrative expenses related to its reporting and compliance obligations, that may cause the performance of the Fund to fall below that of the NFI-ODCE Index. Depending on the nature of such expenses, any such deviation may be material.

12

The ability of the Fund to execute on its investment strategy is a function of the Fund’s ability to attract qualified shareholders that will invest through the Fund in certain Eligible Component Funds in such amounts as is necessary to track the NFI-ODCE Index.

There can be no assurance that the Fund will be able to assemble a portfolio of investments in Eligible Component Funds with the necessary diversification and/or amounts deemed necessary to execute on the Fund’s investment strategy, or that the Fund will be able to redeem and commit to other Eligible Component Funds, in order to achieve the desired Eligible Component Fund weightings. In addition, there can be no assurance that the Fund will be able to rebalance the portfolio from time to time in order to account for, among other things, changes in the NFI-ODCE Index or changes in the size and composition of the Fund. The Fund may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, or may be able to allocate only a limited amount of assets to an Eligible Component Fund. The Fund’s investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment.

The use of leverage, such as borrowing money to purchase properties or securities, may cause an Eligible Component Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money.

Generally, the use of leverage also will cause an Eligible Component Fund to have higher expenses (primarily interest expenses) than those of funds that do not use such techniques. In addition, a lender to an Eligible Component Fund may terminate or refuse to renew any credit facility. If the Eligible Component Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may have the effect of depressing the returns of the Fund. As a result, the Fund may be subject to the effects of leverage, including the potential material adverse effect on its results of operations, even if it does not borrow funds for investments itself.

The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in Eligible Component Funds that invest principally in real estate and real estate-related industry securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more assets classes and economic sectors. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties.

The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Eligible Component Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, natural disasters and other factors which are beyond the control of the Fund, and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

●	Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
●	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.
●	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
●	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.
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Other factors may contribute to the risk of real estate investments:

●	Development Issues. Certain Eligible Component Funds may engage in forward commitments or direct development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.
●	Lack of Insurance. Certain of the Eligible Component Funds may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect investment performance.
●	Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of Eligible Component Funds may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations.
●	Financial Leverage. Eligible Component Funds may be leveraged and financial covenants may affect the ability of Eligible Component Funds to operate effectively.
●	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Eligible Component Fund may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio investment and, as a result, the amount available to make distributions on the Fund’s shares could be reduced.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Although the Fund intends to confirm that Eligible Component Funds in which it invests maintain comprehensive insurance on its investments in amounts sufficient, in a commercially reasonable manner, to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained.

There are numerous risks associated with investments in real estate-related debt and real estate-related securities that a shareholder should be aware of prior to investing in the Fund.

The Eligible Component Funds may seek to invest in real estate-related investments, which may include commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

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In the event of any default under a mortgage loan held by an Eligible Component Fund, the Eligible Component Fund and therefore the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Eligible Component Fund, the Adviser, and ultimately the Fund. In addition, even with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or secured by a single commercial mortgage loan or a pool of commercial real estate loans. Accordingly, the mortgage-backed securities which the Fund or an Eligible Component Fund invests in are subject to all of the risks of the underlying mortgage loans.

If an Eligible Component Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund or the Eligible Component Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

An Eligible Component Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B- Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by an Eligible Component Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

An Eligible Component Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund or the Eligible Component Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Eligible Fund’s mezzanine loan. If a borrower defaults on the Eligible Component Fund’s mezzanine loan or debt senior to the Eligible Component Fund’s loan, or in the event of a borrower bankruptcy, the Eligible Component Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Eligible Component Fund may not recover some or all of the Eligible Component Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

An Eligible Component Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Eligible Component Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

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In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund or the Eligible Component Funds, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund or the Eligible Component Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

There is no guarantee that the Fund will not face environmental problems associated with the real estate underlying the Fund’s investments.

The Eligible Component Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

There is a risk that the Fund will face problems associated with undisclosed matters presently unknown to the Fund.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in the Eligible Component Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

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A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by the Board and, as a result, there is uncertainty as to the value of the Fund’s investments.

Under the 1940 Act, the Fund is required to carry its investments in Eligible Component Funds at market value or, if there is no readily available market value, at fair value. Typically, there will not be a public market for the investments that the Fund makes. The Fund’s investments in Eligible Component Funds are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are illiquid and often subject to restrictions on transferability. As a result, the Fund is required to value these investments in Eligible Component Funds at fair value. In connection with such valuation process, the Fund is required to rely on financial information, including net asset values, provided by the Eligible Component Funds in which it invests in order to determine the fair value of its investment portfolio. Such entities may not provide the required financial information on a regular or timely basis, which may hinder the Fund’s ability to appropriately value its investments. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if the Fund tried to sell its investments. Due to this uncertainty, fair value determinations may cause the Fund’s net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize upon the sale of one or more of its investments.

The Fund may invest in assets with no or limited investment history or performance record upon which the Adviser will be able to evaluate their likely performance.

To the extent the NFI-ODCE Index changes to admit new Eligible Component Funds, the Fund may be required to invest in one or more entities with no or limited operating history, which would be subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve attractive investment returns. Consequently, the Fund’s profitability, net asset value and share price could be adversely affected, even if it is successful in closely tracking the NFI-ODCE Index.

Certain investments to be made by the Fund in the Eligible Component Funds are likely to be subject to lock-up periods or a suspension in redemptions.

There can be no assurance that the Fund will be able to sell or otherwise dispose of an investment in the Eligible Component Fund at a time that could be considered economically opportune, or at all. An investment in the Fund has limited liquidity because shareholders will generally have no rights to redeem capital from the Fund. As a result, shareholders must be prepared to bear the financial risks of an investment in the Fund for an indefinite period of time. In addition, if the Fund is unable to dispose of an investment at the desired time, it may impact the Fund’s ability to track the NFI-ODCE Index. To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist.

The Fund may experience fluctuations in its quarterly results.

The Fund could experience fluctuations in its quarterly operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet its investment criteria, the yield earned or interest rate payable on the investments in Eligible Component Funds the Fund acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

The payment of underlying portfolio manager fees and other charges could adversely impact the Fund’s returns.

The Fund may invest in Eligible Component Funds where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to the fees payable by the Fund. Given that many of the Eligible Component Funds are actively managed real estate focused investment vehicles, the fees and expenses charged by such Eligible Component Funds will likely be materially higher than those charged directly by the Fund, and accordingly, will have a material impact on the income distributed by the Eligible Component Funds in which the Fund invests. As a result, the Fund’s results of operations will likely be materially lower than if the Eligible Component Funds did not charge such fees and expenses to their respective investors, including the Fund.

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Exposure to various catastrophic events may have a material effect on global financial markets or specific markets or issuers in which the Fund invests and could have a material adverse effect on the Fund.

The Fund may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, including the following: hurricanes, earthquakes and other natural disasters; war, terrorism and other armed conflicts; cyberterrorism; major or prolonged power outages or network interruptions; and public health crises, including infectious disease outbreaks, epidemics and pandemics. To the extent that any such event occurs and has a material effect on global financial markets or specific markets or issuers in which the Fund invests (or has a material negative impact on the operations of the Adviser or the Fund’s service providers), the risks of loss can be substantial and could have a material adverse effect on the Fund.

Risks Related to the Adviser and its Affiliates

The Adviser was recently established and has limited performance history.

The Adviser was established in 2023 and has limited direct performance history to examine. The Sub-Adviser of the Fund previously served as the adviser to the Fund prior to its conversion to a Delaware statutory trust on September 1, 2023.

The Adviser relies on proprietary models developed by the Adviser and information and data supplied by third parties (collectively, the “Models and Data”) in order to seek to achieve the Fund’s investment objective.

The Adviser endeavors to re-construct and track the NFI-ODCE Index on behalf of the Fund in accordance with the Fund’s investment objective. The Fund utilizes an Eligible Component Fund market weighting to determine the allocation to each Eligible Component Fund in the NFI-ODCE Index.  Once the values are determined, the Models and Data determine the target investment allocations for the Fund.  Based on market conditions, the Adviser closely monitors the capital flows of the Eligible Component Funds and executes target investment allocations.  The Fund does not intend to track the NFI-ODCE Index indirectly through the use of derivative instruments. If at any time the Models and Data prove to be materially incorrect, misleading or incomplete, any decisions made in reliance thereon may expose the Fund to the potential risk that it will fail to accurately track the performance of the NFI-ODCE Index, and therefore fail to achieve its investment objective. Moreover, any such risk of failure to track the NFI-ODCE Index will include the risk that the Fund will materially underperform such index. In addition, all models rely on correct market data inputs. If incorrect market data are entered into even a well-founded model, the resulting valuations will be incorrect. Although the Adviser endeavors to rely upon third-party sources of data that it believes to be reasonably accurate, there can be no assurance that data generated from third parties will be accurate. In addition, shareholders have no assurance that the Fund will achieve its targeted tracking error relative to the NFI-ODCE Index.

The Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

The Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Adviser to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between the Fund and other activities in which they are or may become involved. The Adviser and its personnel will devote only as much of its or their time and resources to the Fund’s business as the Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

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Furthermore, the Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of the Adviser and its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Adviser and its affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets.

The Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser may simultaneously provide advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities.

Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund and such opportunities may be provided to affiliates of the Adviser.

To mitigate the foregoing conflicts, the Adviser and its affiliates seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. Notwithstanding such mitigating efforts, the Adviser may face conflicts in allocating limited investment or redemption opportunities in Eligible Component Funds between the Fund and other accounts the Adviser or its Senior Investment Professionals (as defined below) may manage or have authority over. As a result, there is a risk that the Fund may be unable to acquire sufficient interests in Eligible Component Funds to meet its investment objective, or that it may lack access to liquidity from its investments to allow it to repurchase Shares in a timely manner.

By reason of their responsibilities in connection with other activities of the Adviser or its respective affiliates and subsidiaries, certain employees of the Adviser and their affiliates and subsidiaries may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities.

As a result of their responsibility to the Adviser or its respective affiliates, certain employees of the Adviser, including the Adviser’s Senior Investment Professionals, may receive confidential information about one or more Eligible Component Funds. While the Fund expects only to purchase and redeem interests with the Eligible Component Funds themselves, rather than engaging in trades with third parties, in certain instances the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold if such persons have material non-public information in their possession. In such instances, the Fund may fail to participate in a gain or suffer a loss on its investment in a particular Eligible Component Fund that it would have otherwise received or avoided, which may have a material adverse effect on the Fund’s results of operations and financial condition.

Shareholders bear two layers of fees and expenses: (i) asset-based fees and expenses at the level of the Fund, and (ii) asset-based fees, incentive allocations or fees and expenses at the Eligible Component Fund level.

The Fund’s performance depends in large part upon the performance of the Eligible Component Funds, their managers and selected strategies. Redemption limitations may also restrict the Adviser’s ability to terminate investments in Eligible Component Funds. Eligible Component Funds are not publicly traded and, therefore, are not liquid investments. As a result, the Fund depends on Eligible Component Funds to provide a valuation of the Fund’s investments, which could vary from the actual sale price of the investment that may be obtained if such investment were sold to a third party. Each Eligible Component Fund typically relies upon independent third-party appraisals and such Eligible Component Fund’s asset manager and/or management to provide valuations. In addition to valuation risk, investors of Eligible Component Funds are not entitled to the protections of the 1940 Act. For example, Eligible Component Funds may not have independent boards, may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of risk of loss of a significant portion of the amount invested.

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Material Federal Income Tax Risks

As the Fund generally pursues its investment objective by investing in the Eligible Component Funds, many of which are REITs or pass-through entities that invest in REITs, unless the context indicates otherwise, the risks relating to REITs discussed in this section with respect to the Fund should be understood to relate to the Fund and such REIT entities.

If the Fund Fails to Qualify as a REIT, the Fund Would Be Subject to U.S. Federal Income Tax as a Regular C Corporation and Would Not be Able to Deduct Distributions to Shareholders When Computing its Taxable Income

The Fund has elected to be taxed as a REIT. Accordingly, the Fund will operate in a manner consistent with REIT qualification rules; however, there can be no assurance that the Fund will qualify as a REIT or that it will remain so qualified. Determining whether the Fund qualifies as a REIT involves the application of highly technical and complex provisions of the Code to the Fund’s operations for which there are only limited judicial and administrative interpretations. In addition, determining whether the Fund qualifies as a REIT will involve numerous factual determinations concerning matters and circumstances not entirely within the Fund’s control.

If the Fund fails to qualify as a REIT, or qualifies but subsequently ceases to so qualify, the Fund will face serious tax consequences that would substantially reduce the funds available for distribution to the Fund’s shareholders for each of the years involved because:

●	The Fund will not be allowed to deduct its distributions to shareholders in computing its taxable income;
●	The Fund will be subject to U.S. federal and state income tax on its taxable income at regular corporate rates; and
●	Unless the Fund is entitled to relief under the Code, it would be disqualified from qualifying as a REIT for the four taxable years following the year during which it was disqualified.

Any such corporate tax liability may require the Fund to borrow funds or liquidate some investments to pay any such additional tax liability, which in turn could have an adverse impact on the value of the Shares of the Fund.

Although the Fund intends to operate so as to qualify as a REIT, future economic, market, legal, tax or other considerations might cause the Fund to revoke or lose its anticipated REIT status, which could have a material adverse effect on the Fund’s business, future prospects, financial condition or results of operations and could adversely affect the Fund’s ability to successfully implement its business strategy or pay a dividend.

Even if the Fund continues to qualify as a REIT:

●	The Fund may be subject to certain U.S. federal, state and local taxes and foreign taxes on its income and assets, taxes on any undistributed income, and state, local or foreign income, franchise, property and transfer taxes. The Fund could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain its ability to qualify as a REIT. The Fund holds certain of its assets and operations and receives certain items of income through one or more taxable REIT subsidiaries (“TRSs”). TRS assets and operations would continue to be subject, as applicable, to U.S. federal and state corporate income taxes. In addition, the Fund may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease the Fund’s earnings and its cash available for distributions to shareholders.
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●	If the Fund were to make a technical or inadvertent mistake regarding whether certain items of its income satisfy either or both of the Code’s REIT gross income tests and as a result were to fail either or both such tests (and did not lose the Fund’s status as a REIT because such failure was due to reasonable cause and not willful neglect), the Fund would be subject to corporate level tax on the income that does not meet the Code’s REIT gross income test requirements. Any such taxes the Fund pays will reduce its cash available for distribution to its shareholders.

Failure to Make Sufficient Distributions Would Jeopardize the Fund’s Qualification as a REIT and/or Would Subject the Fund to U.S. Federal Income and Excise Taxes

A company must distribute to its shareholders with respect to each taxable year at least 90% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available net operating losses (“NOLs”)) in order to qualify as a REIT, and 100% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available NOLs) in order to avoid U.S. federal income and excise taxes. For these purposes, the non-TRS subsidiaries of a company that qualify as a REIT will be treated as part of such company and therefore such company will also be required to distribute out the taxable income of such subsidiaries. To the extent that the Fund satisfies the 90% distribution requirement, but distributes less than 100% of its REIT taxable income, the Fund will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Fund will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its shareholders for a calendar year is less than a minimum amount specified under the Code.

Generally, the Fund will distribute all or substantially all of its REIT taxable income. However, the Fund may decide to utilize its existing NOLs, if any, to reduce all or a portion of its taxable income in lieu of making corresponding distributions to its shareholders. If the Fund’s cash available for distribution falls short of its estimates, the Fund may be unable to maintain the proposed quarterly distributions that approximate its taxable income and, as a result, may be subject to U.S. federal income tax on the shortfall in distributions or may fail to qualify as a REIT. The Fund’s cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of nondeductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code denies a deduction, the creation of reserves or required debt service or amortization payments. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

Effect of Tax Status of Underlying Eligible Component Funds

The underlying Eligible Component Funds in which the Fund invests are generally expected to be treated as REITs or partnerships for U.S. federal income tax purposes. With respect to the underlying Eligible Component Funds treated as partnerships for U.S. federal income tax purposes, the Fund will be deemed to own its proportionate share of the assets of such underlying Eligible Component Funds based on the Fund’s interest in each such Eligible Component Fund and will be deemed to have earned its allocable share of the partnership income of each underlying Eligible Component Fund based on the Fund’s interest in such underlying Eligible Component Fund. The Fund cannot guarantee its continued qualification as a REIT, including, but not limited to, instances in which: (1) an underlying Eligible Component Fund owns all or any part of its assets through lower-tier entities treated as partnerships for U.S. federal income tax purposes, (2) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund the amounts and character of income earned by them, (3) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund acquisitions and dispositions of assets owned by them, (4) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not make timely distributions of their cash flow to the Fund, (5) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from engaging in transactions that will produce non-qualifying income for purposes of the REIT income tests and (6) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from purchasing non-qualifying assets or disposing of qualified assets for purposes of the REIT asset tests.

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The Fund may Declare a “Consent Dividend” Which Would Result in Shareholders Experiencing “Phantom Income”

The Fund may declare “consent dividends” as may be necessary or appropriate to ensure or maintain its status as a REIT for U.S. federal income tax purposes and to avoid the imposition of any federal income or excise tax. A consent dividend is a hypothetical distribution (as distinguished from an actual distribution) that is treated for U.S. federal income tax purposes as if it were distributed in money by the Fund to its shareholders on the last day of the Fund’s taxable year, received by the Fund’s shareholders on that day, and immediately contributed by the Fund’s shareholders. Investors will be notified of consent dividends through financial reporting to shareholders and will be noted in the Fund’s financial statements that are included in annual shareholder reports. Shareholders should consult a tax professional for the tax consequences of investing in the Fund in light of their own circumstances, as well as for information on foreign, state and local taxes, which may apply.

Legislative or Other Actions Affecting Entities That Qualify As REITs, Including Adverse Change in Tax Laws, Could Have a Negative Effect on the Fund or its Shareholders

At any time, the U.S. federal income tax laws governing entities that qualify as REITs or the administrative interpretations of those laws may be amended or changed. Federal, state and local tax laws are constantly under review by persons involved in the legislative process, the IRS, the U.S. Department of the Treasury, and state and local taxing authorities. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, the Fund may be required to pay additional taxes on its assets or income following its qualification as a REIT. These increased tax costs could adversely affect the Fund’s financial condition, results of operations and the amount of cash available for payment of dividends. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect the Fund or its shareholders.

The Fund cannot predict whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to the Fund or its shareholders may be changed. Accordingly, any such change may significantly affect the Fund’s ability to qualify as a REIT, or the U.S. federal income tax consequences to a shareholder of the Fund.

The Board Will Be Able to Unilaterally Revoke the Fund’s Election to Be Taxed as a REIT and This May Have Adverse Consequences for the Fund’s Shareholders

The Fund’s Declaration of Trust provides that its Board may revoke or otherwise terminate its REIT election without the approval of the Fund’s shareholders, if the Board determines that it is no longer in the Fund’s best interests to elect to be taxed as a REIT for U.S. federal income tax purposes. If the Fund revokes its election to be so taxed, the Fund will not be allowed to deduct dividends paid to shareholders in computing the Fund’s taxable income, would not be eligible to elect to be treated as a REIT for five years, and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may adversely impact the Fund’s total return to its shareholders.

The Fund May Not Realize the Anticipated Benefits to Shareholders, Including the Achievement of Significant Tax Savings for the Fund and Regular Distributions to the Fund’s Shareholders

Even if the Fund successfully qualifies and remains qualified as a REIT, there can be no assurance that the Fund’s shareholders will experience benefits attributable to the Fund’s qualification and taxation as a REIT, including the Fund’s ability to reduce its corporate level federal tax through distributions to shareholders and to make regular distributions to shareholders. The realization of the anticipated benefits to shareholders will depend on numerous factors, many of which are outside the Fund’s control. In addition, future cash distributions to shareholders will depend on the Fund’s cash flows, as well as the impact of alternative, more attractive investments as compared to dividends. Further, changes in legislation or the federal tax rules could adversely impact the benefits of being a REIT.

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Distributions

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of distributions (including any return of capital) is not fixed, but is currently targeted to represent an annual rate of approximately 4.00% of the Fund’s current net asset value per share. However, this distribution policy is subject to change and there can be no assurance that the Fund will be able to meet or maintain the targeted distribution rate. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distributions.”

Distributor

ALPS Distributors, Inc. (the “Distributor”) is the principal underwriter and distributor of the Class A Shares and Class I Shares, and serves in that capacity on a best efforts basis, subject to various conditions. Other broker-dealers (“Selling Agents”) may be appointed by the Distributor to assist in the sale of the Fund’s Shares on a best efforts basis. See “Plan of Distribution.”

Custodian and Transfer Agent

UMB Bank, N.A. serves as the Fund’s custodian. SS&C GIDS, Inc. serves as the Fund’s transfer agent (the “Transfer Agent”). See “Custodian and Transfer Agent.”

SUMMARY OF FUND EXPENSES

This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold the Fund’s Shares. The following table has been prepared and estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended June 30, 2025 using the Fund’s average net assets of approximately $31.7 million as of June 30, 2024.

	Class I	Class A
Shareholder Transaction Expenses
Maximum sales load (as a percentage of the offering price)(1)	None	5.75%

Annual Expenses (Percentage of Net Assets Attributable to Shares)
Management Fee(2)	0.60%	0.60%
Servicing Fee(3)	None	0.25%
Interest payments on borrowed funds(4)	0.02%	0.02%
Other Expenses(5)(6)	4.78%	4.78%
Fees Waived and/or Expenses Reimbursed(7)	(4.28%)	(4.28%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.12%	1.37%

1	Alps Distributors, Inc. (the “Distributor”) is the principal underwriter and distributor of the Fund and serves in that capacity on a best efforts basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class A Shares purchased by their clients. The Distributor may re-allow to Selling Agents all or a portion of the compensation it receives for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s shares. The Selling Agents may, in their sole discretion, reduce or waive the sales load. Class A Shares are subject to a maximum sales load of up to 5.75% of the offering price, from which a dealer manager fee of up to 0.75% of offering price may also be paid. The Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Class I Shares are not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their Selling Agents. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.
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2	Pursuant to the Investment Advisory Agreement, the Adviser receives a Management Fee, calculated monthly and payable in arrears by the end of the following month by the Fund, at an annual rate equal to 0.60% of the net assets of the Fund. The Adviser, in turn, pays the Sub-Adviser a Sub-Adviser Management Fee for services provided under the Sub-Advisory Agreement. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee. The Sub-Adviser Management Fee is calculated monthly and payable in arrears by the end of the following month.

3	The Distributor receives ongoing shareholder servicing fees of 0.25% per annum (the “Servicing Fee”) payable monthly with respect to Class A Shares. No ongoing servicing or recordkeeping fees are currently paid with respect to Class I Shares. The Servicing Fee is governed by the Fund’s Distribution and Service Plan.

4	Interest payments on borrowed funds are estimated based on the interest rate currently in effect with respect to the credit facility and includes the ongoing commitment fees payable under the terms of the credit facility. See “Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of liquidity measures, subject to the limitations of the 1940 Act on borrowings. No amounts have been drawn to date or are outstanding at the time of filing. The minimum fee is reflected in the table.

5	“Other Expenses” are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended June 30, 2025. Other Expenses include reasonably estimated costs the Fund can expect to incur related to professional fees, preferred share dividends, offering expenses and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, trustee fees, insurance costs and financing costs. Any offering expenses will be amortized over a 12-month period.

6	Amount shown does not include the indirect fees and expenses of the Underlying Funds that comprise the NFI-ODCE Index, in which the Fund invests. These Underlying Funds typically invest in interests in real estate, including mortgages and other interests therein, through entities qualifying as real estate investment trusts, or “REITs,” for federal income tax purposes. The fees and other expenses charged by such Underlying Funds (as disclosed by the Underlying Fund Managers to such funds), typically range between 0.35% and 1.50%. These fees and expenses represent the operating expenses of the Underlying Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of such Underlying Funds). The fees and expenses are estimated based, in large part, on the operating history of the Underlying Funds, which may change substantially over time and, therefore, significantly affect such expenses. Actual fees and expenses may be greater or less than those shown.

7	The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed, through October 30, 2025, to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign taxes, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.
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Class I Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class I Shares and assuming (i) total annual expenses of net assets attributable to the Class I Shares remains the same, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Operating Expense Limitation Agreement through October 30, 2025:

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$ 11	$ 125	$ 250	$ 575

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Class A Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class A Shares and assuming (i) the maximum sales load, (ii) total annual expenses of net assets attributable to the Class A Shares remains the same, (iii) a 5% annual return, (iv) reinvestment of all dividends and distributions at net asset value and (v) application of the Operating Expense Limitation Agreement through October 30, 2025.

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$ 72	$ 191	$ 322	$ 662

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS

The selected data below sets forth the per share operating performance and ratios for the period presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this prospectus and the SAI. The information for each of the years ended June 30, 2023, June 30, 2022, and the period ended June 30, 2021, have been audited by another independent registered public accounting firm. The financial information for the year ended June 30, 2024 has been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose unqualified report on such Financial Statements is incorporated by reference into the SAI.

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Accordant ODCE Index Fund – Class I

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Periods Presented

	For the Year Ended June 30, 2024		For the Year Ended June 30, 2023	For the Year Ended June 30, 2022	For the Period April 1, 2021 through June 30, 2021(a)
Net asset value, beginning of year/period	$10.93		$12.79	$10.28	$10.00
Income from Operations:
Net investment income (loss)(b)	0.06		0.12	0.24	(0.01)
Net realized and unrealized gain (loss) on investments	(1.12)		(1.48)	2.60	0.39
Total from investment operations	(1.06)		(1.36)	2.84	0.38

Distributions:
From net investment income (loss)	(0.05)		(0.15)	(0.13)	—
Return of Capital	(0.46)		(0.35)	(0.20)	(0.10)
Total distributions	(0.51)		(0.50)	(0.33)	(0.10)
Increase/Decrease in Net Asset Value	(1.57)		(1.86)	2.51	0.28
Net asset value, end of year/period	$9.36		$10.93	$12.79	$10.28
Total Return(c)	(9.73%)		(11.03%)	27.96%	3.79	%(d)

Ratios and Supplemental Data:
Net assets, end of year/period (000’s)	$31,509		$30,632	$28,203	$6,000
Ratios to Average Net Assets
Ratio of expenses to average net assets including fee waivers/reimbursements	0.92	%(e)	1.36%	0.14%	2.74	%(f)
Ratio of expenses to average net assets without fee waivers/reimbursements	7.49	%(e)	3.55%	6.66%	45.52	%(f)
Net investment income (loss)	0.58	%(e)	0.93%	2.05%	(0.58	)%(f)
Portfolio turnover rate	3%		3%	0%	0	%(d)

(a)	Class I commenced operations on April 1, 2021.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Total return would have been lower had management not waived fees.
(d)	Not annualized.
(e)	The ratios of expenses and net investment income to average net assets do not reflect the Fund's proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees.
(f)	Annualized.
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Accordant ODCE Index Fund – Class A

FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Periods Presented

	For the period November 1, 2023 to June 30, 2024 (a)
Net asset value, beginning of period	$10.48

Income from Operations:
Net investment loss(b)		(0.03)
Net realized and unrealized loss on investments		(0.81)
Total from investment operations		(0.84)

Distributions:
From net investment income		(0.03)
Return of Capital		(0.26)
Total distributions		(0.29)
Decrease in Net Asset Value		(1.13)
Net asset value, end of period	$9.35
Total Return	(8.05	%)(c)(d)

Ratios and Supplemental Data:
Net assets, end of period (000’s)	$9
Ratios to Average Net Assets
Ratio of expenses to average net assets including fee waivers/reimbursements	1.38	%(e)(f)
Ratio of expenses to average net assets without fee waivers/reimbursements	8.86	%(e)(f)
Net investment loss	(0.52	%)(e)(f)
Portfolio turnover rate	3	%(c)

(a)	Class A commenced operations on November 1, 2023.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Not annualized.
(d)	Total return would have been lower had management not waived fees.
(e)	Annualized.
(f)	The ratios of expenses and net investment income to average net assets do not reflect the Fund's proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees.

THE FUND

The Fund is a non-diversified, closed-end management investment company that operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act and continuously offers its Shares. The Fund was formed as a Maryland corporation on April 11, 2019 and converted to a Delaware statutory trust on September 1, 2023 and has elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. The Fund’s principal office is located at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

USE OF PROCEEDS

The Fund invests the net proceeds from the sale of its Shares in accordance with the Fund’s investment objective and strategies as stated below. The Fund generally invests the proceeds from the offering as soon as practicable, which under normal circumstances will be within three months from receipt thereof. However, in certain limited circumstances, such as in the case of unusually large cash inflows, the Fund may take up to six months or longer to fully invest the proceeds from the offering. Pending investment pursuant to the Fund’s investment objective and strategies, the net proceeds of the offering may be invested in permitted temporary investments, including, without limitation, short-term U.S. government securities, bank certificates of deposits and other short-term liquid investments. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

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INVESTMENT OBJECTIVE AND STRATEGIES

Benefits of Investing in Real Estate

The Adviser believes that allocating a portion of your investment portfolio to Underlying Funds which invest in real estate may provide you with a steady source of income, broader portfolio diversification than the average investor, and a hedge against inflation and attractive risk-adjusted returns based on historical information for this asset class. There is no guarantee that the Fund’s investments will provide these benefits.

Investment Objective

The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest up to 20% of its net assets in other Underlying Funds that focus on real estate investments, although the Fund expects to invest 100% of its net assets in Eligible Component Funds, under normal circumstances. The Fund may engage in one or more secondary transactions involving the purchase or sale of interests in Eligible Component Funds, Underlying Funds, or other eligible assets. Generally, the Adviser expects that the Fund will acquire or sell assets through secondary transactions to the extent it can achieve better pricing and/or timely execution of the acquisition or sale, as applicable. The circumstances under which the Fund may invest in such Underlying Funds are expected to include (i) when the Adviser or Sub-Adviser believes based on publicly available information that the Underlying Fund will be included in the NFI-ODCE Index at a future date or (ii) when an Underlying Fund that was previously an Eligible Component Fund ceases to be included in the NFI-ODCE Index.  Investments in such Underlying Funds are intended to provide the Fund additional flexibility to manage its investment portfolio consistent with its investment strategy during periods when changes are made or are expected to be made to the real estate investment vehicles that comprise the NFI-ODCE Index.  The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments), or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

The Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or Section 3(c)(7) under the 1940 Act or collateralized fund obligations backed by such private funds.

Summary of the Investment Process

The Fund anticipates investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Eligible Component Funds that comprise the NFI-ODCE Index. There can be no assurance the Fund will achieve its investment objective.

Portfolio Weighting and Investment Process

The Adviser has determined that the best index available as a benchmark for the Fund is the NFI-ODCE Index, for reasons previously discussed. The biggest determining factors being the wide use of the NFI-ODCE Index by potential investors and the overall market acceptance of this index. The Fund’s investment objective is to seek to track the NFI-ODCE Index on a net-of-fee basis while minimizing tracking error.

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Temporary Strategies

Pending investment in portfolio assets consistent with the Fund’s investment objective and strategies, the Fund may invest in cash equivalents, U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities, money market funds, repurchase agreements, fixed income securities, traded real estate-related securities, certificates of deposit issued against funds deposited in a bank or a savings and loan association, commercial paper, bankers’ acceptances, bank time deposits, securities issued or guaranteed by the federal government or any of its agencies, or any state or local government, high-quality debt securities or any other securities or cash equivalents that the Advisers consider appropriate, which the Fund refers to, collectively, as temporary investments. There is no percentage restriction on the proportion of the Fund’s assets that may be invested in such temporary investments.

It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.

Allocation of Investment Opportunities

Certain other existing or future funds, investment vehicles and accounts managed by one or more of the Advisers and their respective affiliates invest in securities, properties and other assets in which the Fund seeks to invest. Such investments are subject to restrictions on co-investments imposed by the 1940 Act that may result in the Fund potentially not receiving co-investment opportunities. The Adviser’s allocation policy is subject to the limitations on co-investments imposed by the 1940 Act. The Adviser’s and the Sub-Adviser’s respective allocation policies are designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by such Adviser and its affiliates. The Adviser’s allocation policy provides that once an investment has been approved it will be allocated to the funds or other pools of capital that have investment strategies suitable for such investment opportunity. If an investment opportunity is suitable for more than one fund or pool of capital, each suitable fund or pool of capital will receive a share of the investment based on its desired hold amount. Determinations as to desired hold amounts are based on such factors as, without limitation: investment objectives and focus, target investment sizes, available capital, the timing of capital inflows and outflows and anticipated capital commitments and subscriptions, liquidity profile, applicable concentration limits and other investment restrictions, mandatory minimum investment rights and other contractual obligations applicable to participating funds and pools of capital, portfolio diversification, tax efficiencies and potential adverse tax consequences, regulatory restrictions applicable to participating funds and pools of capital, policies and restrictions (including internal policies and procedures) applicable to the participating funds and pools of capital, the avoidance of odd-lots or cases where a pro rata or other defined allocation methodology would result in a de minimis allocation to any participating funds and pools of capital, the potential dilutive effect of a new position, the overall risk profile, targeted leverage levels and targeted return of a portfolio, and the potential return available from a debt investment as compared to an equity investment. The outcome of this determination will result in the allocation of all, some or none of an investment opportunity to the Fund. Allocation of identified investment opportunities among the Fund, the Advisers and other investment vehicles advised or managed by the Adviser or Sub-Adviser presents inherent conflicts of interest where demand exceeds available supply. Each Adviser believes it is likely that there will be an overlap of investment opportunities for the Fund and other investment vehicles or proprietary accounts advised or managed by such Adviser, and the Fund’s share of investment opportunities may be materially affected by competition from such other investment vehicles or proprietary entities. Investors should note that the conflicts inherent in making such allocation decisions will not always be resolved in favor of the Fund.

Subject to applicable law, affiliates of the Adviser or the Sub-Adviser may, from time to time, invest in one of the Fund’s portfolio investments and hold a different class of securities than the Fund. To the extent that an affiliate of one or more of the Advisers holds a different class of securities than the Fund, its interests might not be aligned with the Fund’s. Notwithstanding the foregoing, the relevant Adviser will act in the best interest of the Fund in accordance with its fiduciary duty to the Fund. As a registered closed-end management investment company, the Fund is generally limited in its ability to invest in any investment in which the Advisers or any of their affiliates currently has an investment or to make any co-investments with the Advisers or their affiliates without an exemptive order from the SEC, subject to certain exceptions. Absent co-investment relief, if a negotiated investment opportunity that the Fund cannot participate with affiliated funds in without co-investment relief is appropriate for both the Fund and one or more other funds, investment vehicles and accounts managed by one or more of the Advisers (or an affiliate of such Advisers), the investment opportunity will not be shared and the Fund will receive all or none of the investment opportunity, on a basis that fairly and equitably distributes investment opportunities over time taking into consideration whether the Fund, any other fund, investment vehicle and account managed by such Adviser or affiliates of the Adviser has a particular focus with respect to such investment opportunity. Additionally, certain investment opportunities that may be appropriate for the Fund may be allocated to other existing or future funds, investment vehicles and accounts managed by the Adviser, the Sub-Adviser or their respective affiliates.

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LEVERAGE

The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to provide the Fund with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. Property-level debt will be incurred by operating entities held by the Underlying Fund and secured by real estate owned by such operating entities. If an operating entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Underlying Fund or its subsidiaries, if any. The Underlying Fund may also incur its own entity-level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing.

The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other investments or additional sales of Shares).

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings and expects to pay a commitment and/or other fee to maintain the credit facility; either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Underlying Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered closed-end investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, and 200% of its indebtedness (including amounts borrowed) plus preferred shares outstanding, each as measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness), and for every dollar of indebtedness plus the liquidation value of its preferred shares outstanding, the investment company is required to have at least two dollars of assets. The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Fund may also borrow in excess of such limit for temporary purposes such as the settlement of transactions. Leverage is generally considered a speculative technique. To the extent the Fund uses leverage in connection with the Fund’s investment activities, the potential for loss on amounts invested in the Fund will be magnified and may increase the risk of investing in the Fund’s shares.

The Fund may not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including the Adviser’s outlook for the market and the costs that the Fund would incur as a result of such leverage. Any borrowings and preferred shares would have seniority over the Shares. There is no assurance that the Fund’s leveraging strategy will be successful.

Any borrowings and preferred shares (if issued) leverage your investment in the Fund’s Shares. Holders of Shares bear the costs associated with any borrowings, and if the Fund issues preferred shares, holders of Shares would bear the offering costs of the preferred share issuance. The Board may authorize the use of leverage through borrowings and preferred shares without the approval of the holders of Shares.

The Fund is permitted to negotiate with banks or other financial institutions to arrange one or more credit facilities pursuant to which the Fund would be entitled to borrow additional amounts; provided that the Fund continues to comply with the Asset Coverage Requirement. As noted above, the Fund expects to borrow money through a Credit Facility to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may enter into one or more additional lines of credit for, without limitation, investment for purposes of investment purchases, to meet repurchase requests and for other liquidity measures, subject to the limitations of the 1940 Act on borrowings.

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The Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund’s credit facilities may contain customary covenants that, among other things, limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. In connection with any new credit facility, the Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged, but the lenders of such credit facility may have the ability to foreclose on such assets in the event of a default under the credit facility pursuant to a tri-party arrangement among the Fund, its custodian and such lenders. The Fund’s custodian is not an affiliate of the Fund, as such term is defined in the 1940 Act. The Fund expects that any such credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Fund will enter into an agreement for any new credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the credit facility may in the future be replaced or refinanced by one or more Credit Facilities having substantially different terms or by the issuance of preferred shares or debt securities.

On January 12, 2024, the Fund entered into a one-year $2.0 million credit and security agreement (the “Credit Facility”) with TriState Capital Bank that matures on January 10, 2025. All of the Fund’s investments are designated as collateral on the credit and security agreement. Borrowings under the Credit Facility bear interest at a rate of one-month SOFR plus 2.75%. The Credit Facility may be increased to a maximum of $15.0 million. During the period from January 12, 2024 to June 30, 2024, there were no borrowings under the Credit Facility and the Fund paid unused fees of $2.4 thousand. There are no outstanding borrowings under the Credit Facility on June 30, 2024.

Changes in the value of the Fund’s portfolio investments, including costs attributable to leverage, are borne entirely by the holders of the Shares. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage decreases (or increases) the NAV per Share to a greater extent than if the Fund were not leveraged.

Utilization of leverage is a speculative investment technique and involves certain risks to holders of Shares. These include the possibility of higher volatility of the NAV of the Shares. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage is to cause holders of Shares to realize a higher rate of return than if the Fund were not so leveraged. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Shares is reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Shares than if the Fund were not so leveraged.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than borrowings and outstanding preferred shares). Under the 1940 Act, the Fund may only issue one class of preferred shares.

In October 2020, the SEC adopted Rule 18f-4, which regulates the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. The Fund’s trading of derivatives and other transactions that create future payment or delivery obligations is subject to value-at-risk (“VaR”) leverage limits and derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Fund satisfies a “limited derivatives users” exception that is included in the final rule. Under the rule, when the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. The SEC also provided guidance in connection with the rule regarding the use of securities lending collateral that may limit a Fund’s securities lending activities. In addition, under the rule, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security (as defined under Section 18(g) of the 1940 Act), provided that, (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). A Fund may otherwise engage in when-issued, forward-settling and non-standard settlement cycle securities transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, under the rule, the Fund is permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due.

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RISKS

Investment in the Fund involves a high degree of risk and, therefore, is suitable only for sophisticated investors for whom such an investment is not a complete investment program and who are capable of evaluating the risks of the Fund and bearing the risks it represents. There can be no assurance that the Fund will be able to achieve its investment objective or that shareholders will receive a return on their capital. Investment results may vary substantially. Investors should carefully consider the following information together with the rest of the information contained in the Fund documents and consult with their own advisors before making a decision to purchase the Shares. The risk factors delineated below, however, do not purport to be a complete explanation of the risks involved in making an investment in the Fund. References to the NFI-ODCE Index also apply to the NFI-ODCE Index X.

Risks Related to the Fund’s Business And Structure

The Fund is managed exclusively by the Adviser and Sub-Adviser.

The Adviser, as the investment adviser of the Fund, and under the supervision of the Board, has discretion over the investment of the funds committed to the Fund as well as the ultimate realization of any profits. As such, the pool of funds in the Fund represents a blind pool of funds. Shareholders rely on the Adviser to conduct the business as contemplated by this Prospectus.

Shareholders will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Fund.

The Adviser, under the supervision of the Board, has sole discretion in structuring, negotiating and purchasing, financing, monitoring and eventually divesting investments made by the Fund. Consequently, shareholders will not be able to evaluate for themselves the merits of particular investments prior to the Fund making such investments. Accordingly, shareholders rely exclusively on the ability of the Adviser to select and manage such investments.

The loss of key employees of the Adviser may have a detrimental impact on the Fund, its financial conditions and results of operations.

The Fund’s success depends in substantial part upon the skill and expertise of the Adviser and the employees employed by the Adviser. The loss of any of the Adviser’s key employees would likely have a significant detrimental effect on the Fund’s business, financial condition and results of operations. In particular, a loss of key personnel could cause the Fund to be unable to achieve its investment objective, or to suffer a material deviation in performance from the NFI-ODCE Index that the Fund tracks.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If an agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace its Adviser or Sub-Adviser or appoint a new Administrator.

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The Board may modify or waive the Fund’s current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

The Board has the authority to modify or waive the Fund’s current operating policies, investment criteria and strategies without prior notice and without shareholder approval. The Fund cannot predict the effect any changes to its current operating policies, investment criteria and strategies would have on its business, net asset value, operating results or the value of its shares. However, the effects might be adverse, which could negatively impact the Fund’s ability to pay shareholders distributions and cause a shareholder to lose all or part of his or her investment. Moreover, the Fund will have significant flexibility in investing the net proceeds of any offering and may use the net proceeds in ways with which shareholders may not agree. Finally, since the Shares are not listed on a national securities exchange, shareholders will be limited in their ability to sell their shares in response to any changes in the Fund’s operating policies, investment criteria or strategies.

Each shareholder bears its share of the expenses of the Fund. Fees and expenses of the Fund will generally be paid regardless of whether the Fund produces positive investment returns.

The Fund is required to pay the Adviser a management fee in connection with its management of the Fund’s portfolio. In addition, the Fund bears all of the other expenses associated with its operation, including its allocable share of overhead and the compensation of personnel retained by the Adviser to provide administrative services to the Fund. As a result, the Fund, and indirectly its shareholders, bears a material amount of expenses in connection with the Fund’s operation. To the extent the Fund is unable to achieve sufficiently positive returns to offset such expenses, the Fund may be required to use existing assets to pay its expenses, which could reduce its net asset value and materially and adversely affect its financial condition and results of operations.

The Investment Advisory Agreement provides that the Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as the Fund’s agent shall be entitled to indemnification.

The Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as the Fund’s agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, and the Adviser and such other person shall be held harmless for any loss or liability suffered by the Fund, if (i) the Adviser has determined, in good faith, that the course of conduct which caused the loss or liability was in the Fund’s best interests, (ii) the Adviser or such other person was acting on behalf of or performing services for the Fund, (iii) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or an affiliate thereof acting as the Fund’s agent, and (iv) the indemnification or agreement to hold the Adviser or such other person harmless is only recoverable out of the Fund’s net assets and not from the shareholders.

The forum selection clause included in the Fund’s Declaration of Trust may hinder the ability of shareholders to bring claims resulting from their investment in the Fund in a jurisdiction of their choosing.

The Fund’s Declaration of Trust includes a forum selection provision that generally requires that any claims brought by shareholders be made in the Court of Chancery of the State of Delaware, or, if that Court does not have subject matter jurisdiction, any other court in the State of Delaware with subject matter jurisdiction. While such forum selection clause is not applicable to claims brought under federal securities laws, as Section 44 under the 1940 Act generally provides that federal courts shall have exclusive jurisdiction for any suits or actions brought to enforce any liability or duty created under the 1940 Act, the forum selection clause included in the Fund’s Declaration of Trust will likely make it more difficult for a shareholder to successfully pursue litigation against the Fund or those covered by the Fund’s forum selection clause in another jurisdiction, including one that may be more favorable to such shareholder. In addition, to the extent an active trading market for the Fund’s shares develops in the future, the existence of a forum selection clause may discourage certain investors from acquiring the Fund’s shares, which may hinder the price at which they trade.

The Fund is subject to a variety of litigation risks, particularly if one or more of its investments face financial or other difficulties.

Legal disputes involving any or all of the Fund, the Adviser, its respective members or any of their respective affiliates may arise from the foregoing activities and any other activities relating to the operation of the Fund (or such other persons or other entities) and could have a significant adverse effect on the Fund. In addition, the provision of managerial assistance and/or control with respect to an investment (or a related portfolio company (as discussed above)) exposes the Fund to potential liability. Although such investment or portfolio company may have insurance to protect board of director members (or other analogous persons) from such liability, such insurance may not be obtained by all of the investments or portfolio companies and/or may be insufficient if obtained.

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Changes in laws or regulations governing the Fund’s operations may adversely affect the Fund’s business or cause the Fund to alter its business strategy.

The Fund, and the Eligible Component Funds in which the Fund invests, are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing the Fund’s operations relating to permitted investments may cause the Fund to alter its investment strategy to avail itself of new or different opportunities. Such changes could result in material differences to the Fund’s strategies and plans as set forth in this Prospectus and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of a shareholder’s investment.

Regulations governing the Fund’s operation as a registered closed-end management investment company affect the Fund’s ability to raise additional capital and the way in which it does so. As a registered closed-end management investment company, the necessity of raising additional capital may expose the Fund to risks.

Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue additional shares of preferred shares or other senior securities that represent equity so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of its outstanding senior securities that are equity, is at least 200% after each issuance thereof. If the value of the Fund’s assets declines, the Fund may be unable to satisfy these tests. If that happens, the Fund may be required to sell a portion of its investments in Eligible Component Funds and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding senior securities that are equity, in each case, at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to the Fund’s common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred shares, the preferred shares would rank “senior” to common shares in its capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Fund’s common shareholders, and the issuance of shares of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the common shares or otherwise be in a shareholder’s best interest.

The Fund is not generally able to issue and sell shares at a price below net asset value per share. The Fund may, however, sell its shares at a price below the then-current net asset value per share if the Board determines that such sale is in the best interests of the Fund and shareholders, and shareholders approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing more shares, then the percentage ownership of shareholders at that time will decrease, and shareholders may experience dilution.

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The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the SEC.

Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and the Fund is generally prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund. In addition, as a result of the foregoing restrictions, the Fund may in certain cases agree to waive certain voting rights with respect to the Fund’s investments in Eligible Component Funds in order to preserve the Fund’s ability to purchase and redeem interests in such Eligible Component Funds.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect the Fund.

The Fund is subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. The Fund is required to periodically review its internal control over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting. This process will also result in a diversion of management’s time and attention. The Fund cannot be certain as to the timing of the completion of its evaluation, testing and remediation actions or the impact of the same on its operations and the Fund may not be able to ensure that the process is effective or that its internal controls over financial reporting are or will be effective in a timely manner. In the event that the Fund is unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, the Fund may be adversely affected.

The impact of financial regulation on the Fund is uncertain.

Legislators and regulators remain focused on the regulation of the financial services industry. The changes resulting from legislation or regulation may require the Fund to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact the Fund’s business, results of operations and financial condition. While the Fund cannot predict what effect any future changes in the laws or regulations or their interpretations would have on the Fund, these changes could be adverse to the Fund and the shareholders.

In December 2023, the SEC adopted rule amendments providing that any covered clearing agency (“CCA”) for U.S. Treasury securities require that every direct participant of the CCA (which generally would be a bank or broker-dealer) submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which it is a counterparty. The clearing mandate includes in its scope all repurchase or reverse repurchase agreements of such direct participants collateralized by U.S. Treasury securities (collectively, “Treasury repo transactions”) of a type accepted for clearing by a registered CCA, including both bilateral Treasury repo transactions and triparty Treasury repo transactions where a bank agent provides custody, collateral management and settlement services.

The Treasury repo transactions of registered funds with any direct participants of a CCA will be subject to the mandatory clearing requirement. Currently, the Fixed Income Clearing Corporation (“FICC”) is the only CCA for U.S. Treasury securities. FICC currently operates a “Sponsored Program” for clearing of Treasury repo transactions pursuant to which a registered fund may enter into a clearing arrangement with a “sponsoring member” bank or broker-dealer that is a direct participant of FICC as a “sponsored member” of FICC.

Compliance with the clearing mandate for Treasury repo transactions is scheduled to be required by June 30, 2026. The clearing mandate is expected to result in the Fund being required to clear all or substantially all of its Treasury repo transactions as of the compliance date. There are currently substantial regulatory and operational uncertainties associated with the implementation which may affect the cost, terms and/or availability of cleared repo transactions. The Investment Adviser will monitor developments in the Treasury repo transactions market as the implementation period progresses.

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The Fund may face increasing competition for investment opportunities in Eligible Component Funds, which could delay deployment of its capital, reduce returns and result in losses.

The Fund may compete for investments with other investment companies and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, may invest in the same Eligible Component Funds. As a result of these new entrants, competition for investment opportunities in Eligible Component Funds may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial resources than the Fund, which may better position them to acquire available Eligible Component Funds rather than the Fund. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a registered closed-end management investment company, which may impact their relative ability to close new investments in Eligible Component Funds versus the Fund.

The Fund may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. In addition, the Fund’s focus on investments in REITs in accordance with its investment objective and strategies makes the Fund vulnerable to a downturn in the real estate sector generally, or to specific events or circumstances, including a rise in borrowing costs for real estate assets, that may materially and adversely impact the real estate investment sector. Any such impact on the real estate investment sector would likely materially and adversely affect the Fund’s results of operations and financial condition.

Risks Related to an Investment In Shares

An investment in the Fund is subject to investment risk, including significant loss of the principal amount invested.

An investment in the Fund represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate-related investments may be more volatile and/or lower than other segments of the securities market. In addition, the Fund’s investments are illiquid, which may hinder the Fund’s ability to dispose of poorly performing assets in a timely manner, and which may correspondingly limit liquidity for the shareholders.

An investment in the Fund has limited liquidity because shareholders will generally have only limited rights to redeem capital from the Fund.

Shareholders have limited rights to redeem capital from the Fund. As a result, a shareholder that desires to liquidate his or her investment in the Fund may be unable to do so within a given timeframe, if at all. Therefore, shareholders must be prepared to bear the financial risks of an investment in shares of the Fund for an indefinite period of time.

There is a risk that shareholders may not receive distributions or that distributions may not grow over time.

The Fund makes distributions to shareholders out of assets legally available for distribution. There is no assurance that the Fund will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, the Fund may be limited in its ability to make distributions.

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The amount of any distributions the Fund may make is uncertain, and any distributions will be authorized in the sole discretion of the Board. Distribution proceeds may exceed the Fund’s earnings, particularly during the period before the Fund has substantially invested the net proceeds. Therefore, portions of the distributions that the Fund makes may be a return of the money that a shareholder originally invested and represent a return of capital for tax purposes.

The Fund, subject to authorization by the Board, declares distributions on a quarterly basis and pay distributions on a quarterly basis. The Fund pays these distributions to shareholders out of assets legally available for distribution. While the Adviser may agree to limit the Fund’s expenses to ensure that such expenses are reasonable in relation to the Fund’s income, there can be no assurance that the Fund will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Prospectus. In addition, the inability to satisfy the asset coverage test applicable to the Fund as an investment company may limit the Fund’s ability to pay distributions. All distributions will be paid at the sole discretion of the Board and will depend on the Fund’s earnings, financial condition, maintenance of REIT status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. There can be no assurance that the Fund will pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from the proceeds of the offering or from borrowings in anticipation of future cash flow, which may constitute a return of capital. Such a return of capital is not immediately taxable, but reduces a shareholder’s tax basis in the Fund’s shares, which may result in a shareholder recognizing more gain (or less loss) when its shares are sold. Distributions from the proceeds of the Fund’s offering or from borrowings also could reduce the amount of capital the Fund ultimately invests in its investments.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the Fund’s portfolio of Eligible Component Funds and Short-Term Investments.

On July 27, 2017, the UK Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 31, 2021, the one-week and two-month LIBOR settings ceased to be published, and the remaining U.S. dollar LIBOR settings ceased to be published immediately following the LIBOR publication on June 30, 2023. However, the U.K. Financial Conduct Authority has announced that it will require the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. There can be no assurance that US dollar synthetic LIBOR will remain available in the future. Although the transition process away from LIBOR for many instruments has been completed, some LIBOR use is continuing and there are potential effects related to the transition away from LIBOR or continued use of LIBOR on the Fund. Accordingly, the transition process might lead to increased volatility and illiquidity in markets for instruments with terms tied to LIBOR.

To identify a successor rate for U.S. dollar LIBOR, the ARRC, a U.S.-based group convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, was formed. Financial regulators in the UK, the EU, Japan and Switzerland also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. On July 22, 2021, the ARRC formally recommended SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside the U.S. The Bank of England’s current nominated replacement for sterling LIBOR is the SONIA. Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, including SONIA, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate.

In any event, LIBOR is likely to perform differently than in the past and, ultimately, cease to exist as a global benchmark going forward. Until an alternative benchmark rate(s) becomes generally accepted and regularly implemented in the market, the uncertainty as to the future of LIBOR, its eventual phase-out, the transition to one or more alternate benchmark rate(s), and the implementation of such new benchmark rate(s) may impact a number of factors, which, either alone or in the aggregate, may cause a material adverse effect on the Fund’s performance and the Fund’s ability to achieve its investment objective. The Adviser does not have prior experience in investing during a period of benchmark rate transition and there can be no assurance that the Adviser will be able to manage its business in a profitable manner before, during or after such transition.

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The discontinuance of LIBOR may require the Fund to renegotiate credit agreements entered into prior to the discontinuation of LIBOR and extending beyond the discontinuance with the Fund’s portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Fund’s ability to receive attractive returns.

Depending on several factors, including those set forth above, and the related costs of negotiating and documenting necessary changes to documentation, the Fund’s business, financial condition and results of operations could be materially adversely impacted by the market transition or reform of certain reference rates and benchmarks. Other factors include the pace of the transition to replacement or reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rates, prices and liquidity of trading markets for products based on alternative reference rates, and the Fund’s ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

The IRS has issued regulations regarding the tax consequences of the transition from LIBOR or another IBOR to a new reference rate in debt instruments and non-debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.

Quarterly repurchases by the Fund of its Shares typically will be funded by available cash. However, payment in cash for repurchased Shares may require the Fund to liquidate securities of Eligible Component Funds earlier than the Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. Repurchases of Shares will tend to reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund (a) may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, (b) may be able to allocate only a limited amount of assets to an Eligible Component Fund or (c) may have to wait a significant amount of time before the Eligible Component Fund has the capacity to accept the Fund’s subscription.

To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist. Investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment. The Fund may invest a substantial portion of its assets in Eligible Component Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Most of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Eligible Component Funds have made an election to be treated as a REIT for federal tax purposes or operate subsidiaries that have made such an election. Consequently, the tax risks described below under “Material Federal Income Tax Risks” also apply to these Eligible Component Funds or their subsidiaries.

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The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the Eligible Component Funds that comprise the NFI-ODCE Index. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments.

There are only a limited number of Eligible Component Funds that comprise the NFI-ODCE Index. As a consequence, the performance of the Fund may be adversely affected by the unfavorable performance of a particular Eligible Component Fund. The performance of the Fund is also dependent on the performance of the Eligible Component Funds, so the Fund relies on the investment management skills and expertise of the managers of the Eligible Component Funds.

The Fund’s investment strategy is subject to tracking risk because Eligible Component Funds may have lower and or more volatile returns than the NFI-ODCE Index.

The Fund’s allocation of assets between Eligible Component Funds may not produce the desired index-tracking returns. In particular, the Fund may be unable to invest in Eligible Component Funds in exact correlation with the NFI-ODCE Index. Unexpected fees or expenses could also result in deviations between the respective performance of the NFI-ODCE Index and the Fund. In addition, the Fund has fees and expenses associated with its operation as a registered closed-end fund, including fees payable to its Adviser as well as administrative expenses related to its reporting and compliance obligations, that may cause the performance of the Fund to fall below that of the NFI-ODCE Index. Depending on the nature of such expenses, any such deviation may be material.

The ability of the Fund to execute on its investment strategy is a function of the Fund’s ability to attract qualified shareholders that will invest through the Fund in certain Eligible Component Funds in such amounts as is necessary to track the NFI-ODCE Index.

There can be no assurance that the Fund will be able to assemble a portfolio of investments in Eligible Component Funds with the necessary diversification and/or amounts deemed necessary to execute on the Fund’s investment strategy, or that the Fund will be able to redeem and commit to other Eligible Component Funds, in order to achieve the desired Eligible Component Fund weightings. In addition, there can be no assurance that the Fund will be able to rebalance the portfolio from time to time in order to account for, among other things, changes in the NFI-ODCE Index or changes in the size and composition of the Fund. The Fund may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, or may be able to allocate only a limited amount of assets to an Eligible Component Fund. The Fund’s investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment.

The use of leverage, such as borrowing money to purchase properties or securities, may cause an Eligible Component Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money.

Generally, the use of leverage also will cause an Eligible Component Fund to have higher expenses (primarily interest expenses) than those of funds that do not use such techniques. In addition, a lender to an Eligible Component Fund may terminate or refuse to renew any credit facility. If the Eligible Component Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may have the effect of depressing the returns of the Fund. As a result, the Fund may be subject to the effects of leverage, including the potential material adverse effect on its results of operations, even if it does not borrow funds for investments itself.

The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in Eligible Component Funds that invest principally in real estate and real estate-related industry securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more assets classes and economic sectors. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties.

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The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Eligible Component Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, natural disasters and other factors which are beyond the control of the Fund, and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

●	Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
●	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.
●	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
●	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

●	Development Issues. Certain Eligible Component Funds may engage in forward commitments or direct development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.
●	Lack of Insurance. Certain of the Eligible Component Funds may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect investment performance.
●	Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of Eligible Component Funds may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations.
●	Financial Leverage. Eligible Component Funds may be leveraged and financial covenants may affect the ability of Eligible Component Funds to operate effectively.
●	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Eligible Component Fund may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio investment and, as a result, the amount available to make distributions on the Fund’s shares could be reduced.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Although the Fund intends to confirm that Eligible Component Funds in which it invests maintain comprehensive insurance on its investments in amounts sufficient, in a commercially reasonable manner, to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained.

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There are numerous risks associated with investments in real estate-related debt and real estate-related securities that a shareholder should be aware of prior to investing in the Fund.

The Eligible Component Funds may seek to invest in real estate-related investments, which may include commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held by an Eligible Component Fund, the Eligible Component Fund and therefore the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Eligible Component Fund, the Adviser, and ultimately the Fund. In addition, even with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or secured by a single commercial mortgage loan or a pool of commercial real estate loans. Accordingly, the mortgage-backed securities which the Fund or an Eligible Component Fund invests in are subject to all of the risks of the underlying mortgage loans.

If an Eligible Component Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund or the Eligible Component Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

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An Eligible Component Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B- Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by an Eligible Component Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

An Eligible Component Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund or the Eligible Component Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Eligible Fund’s mezzanine loan. If a borrower defaults on the Eligible Component Fund’s mezzanine loan or debt senior to the Eligible Component Fund’s loan, or in the event of a borrower bankruptcy, the Eligible Component Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Eligible Component Fund may not recover some or all of the Eligible Component Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

An Eligible Component Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Eligible Component Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund or the Eligible Component Funds, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund or the Eligible Component Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

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There is no guarantee that the Fund will not face environmental problems associated with the real estate underlying the Fund’s investments.

The Eligible Component Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

There is a risk that the Fund will face problems associated with undisclosed matters presently unknown to the Fund.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in the Eligible Component Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by the Board and, as a result, there is uncertainty as to the value of the Fund’s investments.

Under the 1940 Act, the Fund is required to carry its investments in Eligible Component Funds at market value or, if there is no readily available market value, at fair value. Typically, there will not be a public market for the investments that the Fund makes. The Fund’s investments in Eligible Component Funds are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are illiquid and often subject to restrictions on transferability. As a result, the Fund is required to value these investments in Eligible Component Funds at fair value. In connection with such valuation process, the Fund is required to rely on financial information, including net asset values, provided by the Eligible Component Funds in which it invests in order to determine the fair value of its investment portfolio. Such entities may not provide the required financial information on a regular or timely basis, which may hinder the Fund’s ability to appropriately value its investments. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if the Fund tried to sell its investments. Due to this uncertainty, fair value determinations may cause the Fund’s net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize upon the sale of one or more of its investments.

The Fund may invest in assets with no or limited investment history or performance record upon which the Adviser will be able to evaluate their likely performance.

To the extent the NFI-ODCE Index changes to admit new Eligible Component Funds, the Fund may be required to invest in one or more entities with no or limited operating history, which would be subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve attractive investment returns. Consequently, the Fund’s profitability, net asset value and share price could be adversely affected, even if it is successful in closely tracking the NFI-ODCE Index.

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Certain investments to be made by the Fund in the Eligible Component Funds are likely to be subject to lock-up periods or a suspension in redemptions.

There can be no assurance that the Fund will be able to sell or otherwise dispose of an investment in the Eligible Component Fund at a time that could be considered economically opportune, or at all. An investment in the Fund has limited liquidity because shareholders will generally have no rights to redeem capital from the Fund. As a result, shareholders must be prepared to bear the financial risks of an investment in the Fund for an indefinite period of time. In addition, if the Fund is unable to dispose of an investment at the desired time, it may impact the Fund’s ability to track the NFI-ODCE Index. To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist.

The Fund may experience fluctuations in its quarterly results.

The Fund could experience fluctuations in its quarterly operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet its investment criteria, the yield earned or interest rate payable on the investments in Eligible Component Funds the Fund acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

The payment of underlying portfolio manager fees and other charges could adversely impact the Fund’s returns.

The Fund may invest in Eligible Component Funds where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to the fees payable by the Fund. Given that many of the Eligible Component Funds are actively managed real estate focused investment vehicles, the fees and expenses charged by such Eligible Component Funds will likely be materially higher than those charged directly by the Fund, and accordingly, will have a material impact on the income distributed by the Eligible Component Funds in which the Fund invests. As a result, the Fund’s results of operations will likely be materially lower than if the Eligible Component Funds did not charge such fees and expenses to their respective investors, including the Fund.

Exposure to various catastrophic events may have a material effect on global financial markets or specific markets or issuers in which the Fund invests and could have a material adverse effect on the Fund.

The Fund may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, including the following: hurricanes, earthquakes and other natural disasters; war, terrorism and other armed conflicts; cyberterrorism; major or prolonged power outages or network interruptions; and public health crises, including infectious disease outbreaks, epidemics and pandemics. To the extent that any such event occurs and has a material effect on global financial markets or specific markets or issuers in which the Fund invests (or has a material negative impact on the operations of the Adviser or the Fund’s service providers), the risks of loss can be substantial and could have a material adverse effect on the Fund.

The Fund is subject to risks associated with any hedging or Derivative Transactions in which it participates.

The Fund may in the future engage in “Derivative Transactions,” as described below, from time to time. To the extent the Fund engages in Derivative Transactions, the Fund expects to do so to hedge against interest rate, credit, currency and/or other risks, or for other investment or risk management purposes. The Fund may use Derivative Transactions for investment purposes to the extent consistent with its investment objectives if the Adviser deems it appropriate to do so. The Fund may purchase and sell a variety of derivative instruments, including exchange-listed and over-the-counter, or “OTC,” options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. The Fund also may purchase and sell derivative instruments that combine features of these instruments. Collectively, the Fund refers to these financial management techniques as “Derivative Transactions.”

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The Fund’s use of Derivative Transactions, if any, will generally be deemed to create leverage for the Fund and involves significant risks. No assurance can be given that the Fund’s strategy and use of derivatives will be successful, and the Fund’s investment performance could diminish compared with what it would have been if Derivative Transactions were not used. To the extent the Fund engages in Derivative Transactions, the Fund expects to do so to hedge against interest rate, credit, currency and/or other risks or for other investment or risk management purposes. The Fund may use Derivative Transactions for investment purposes to the extent consistent with the Fund’s investment objectives if the Adviser deems it appropriate to do so. Derivative Transactions may be volatile and involve various risks different from, and in certain cases, greater than the risks presented by other instruments. The primary risks related to Derivative Transactions include counterparty, correlation, illiquidity, leverage, volatility and OTC trading, operational and legal risks. A small investment in derivatives could have a large potential impact on the Fund’s performance, effecting a form of investment leverage on the Fund’s portfolio. In certain types of Derivative Transactions, the Fund’ could lose the entire amount of the Fund’s investment. In other types of Derivative Transactions, the potential loss is theoretically unlimited.

The following is a more detailed discussion of primary risk considerations related to the use of Derivative Transactions that investors should understand before investing in the Fund’s securities.

Counterparty risk. Counterparty risk is the risk that a counterparty in a Derivative Transaction will be unable to honor its financial obligation to us, or the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative Transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt, the Fund may experience significant delays in obtaining recovery (if at all) under the derivative contract in bankruptcy or other reorganization proceeding; if the Fund’s claim is unsecured, the Fund will be treated as a general creditor of such prime broker or counterparty and will not have any claim with respect to the underlying security. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared OTC derivatives since generally a clearing organization becomes substituted for each counterparty to a cleared derivative and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to us.

Correlation risk. When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the derivative instrument and the underlying investment sought to be hedged may prevent us from achieving the intended hedging effect or expose us to the risk of loss. The imperfect correlation between the value of a derivative and the Fund’s underlying assets may result in losses on the Derivative Transaction that are greater than the gain in the value of the underlying assets in the Fund’s portfolio.

The Adviser may choose not to hedge against a particular risk because it does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge, or because it does not foresee the occurrence of the risk. These factors may have a significant negative effect on the fair value of the Fund’s assets and the market value of the Fund’s securities.

Liquidity risk. Derivative Transactions, especially when traded in large amounts, may not be liquid in all circumstances, so that in volatile markets the Fund would not be able to close out a position without incurring a loss. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. As a result, the Fund may need to liquidate other investments to meet margin and settlement payment obligations.

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Leverage risk. Trading in Derivative Transactions can result in significant leverage and risk of loss. Thus, the leverage offered by trading in derivative instruments will magnify the gains and losses the Fund experience and could cause the Fund’s NAV to be subject to wider fluctuations than would be the case if the Fund did not use the leverage feature in derivative instruments.

Volatility risk. The prices of many derivative instruments, including many options and swaps, are highly volatile. Price movements of options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of options and swap agreements also depends upon the price of the securities or currencies underlying them.

OTC trading. Derivative Transactions that may be purchased or sold may include instruments not traded on an organized market. The risk of non-performance by the counterparty to such Derivative Transaction may be greater and the ease with which the Fund can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange traded instrument. In addition, significant disparities may exist between “bid” and “ask” prices for certain derivative instruments that are not traded on an exchange. Such instruments are often valued subjectively and may result in mispricings or improper valuations. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value, or both. In contrast, cleared derivative transactions benefit from daily mark-to-market pricing and settlement, and segregation and minimum capital requirements applicable to intermediaries. Derivatives are also subject to operational and legal risks. Operational risk generally refers to risk related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human errors. Legal risk generally refers to insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract. Transactions entered into directly between two counterparties generally do not benefit from such protections; however, certain uncleared derivative transactions are subject to minimum margin requirements which may require us and the Fund’s counterparties to exchange collateral based on daily marked-to-market pricing. OTC trading generally exposes us to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing us to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Fund have concentrated the Fund’s transactions with a single or small group of counterparties.

Risks Related to the Adviser and its Affiliates

The Adviser relies on proprietary models developed by the Adviser and information and data supplied by third parties (collectively, the “Models and Data”) in order to seek to achieve the Fund’s investment objective.

The Adviser endeavors to re-construct and track the NFI-ODCE Index on behalf of the Fund in accordance with the Fund’s investment objective. The Fund utilizes an Eligible Component Fund market weighting to determine the allocation to each Eligible Component Fund in the NFI-ODCE Index.  Once the values are determined, the Models and Data determine the target investment allocations for the Fund.  Based on market conditions, the Adviser closely monitors the capital flows of the Eligible Component Funds and executes target investment allocations.  The Fund does not intend to track the NFI-ODCE Index indirectly through the use of derivative instruments. If at any time the Models and Data prove to be materially incorrect, misleading or incomplete, any decisions made in reliance thereon may expose the Fund to the potential risk that it will fail to accurately track the performance of the NFI-ODCE Index, and therefore fail to achieve its investment objective. Moreover, any such risk of failure to track the NFI-ODCE Index will include the risk that the Fund will materially underperform such index. In addition, all models rely on correct market data inputs. If incorrect market data are entered into even a well-founded model, the resulting valuations will be incorrect. Although the Adviser endeavors to rely upon third-party sources of data that it believes to be reasonably accurate, there can be no assurance that data generated from third parties will be accurate. In addition, shareholders have no assurance that the Fund will achieve its targeted tracking error relative to the NFI-ODCE Index.

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As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the shareholders.

Service providers of the Adviser, the Fund and especially any sub-administrators of the Fund, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s network. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. On-line services provided by the Adviser to the shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the shareholders to be lost or improperly accessed, used or disclosed.

The service providers of the Adviser and the Fund are subject to the same electronic information security threats as the Adviser. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the shareholders may be lost or improperly accessed, used or disclosed.

The loss or improper access, use or disclosure of the Adviser’s or the Fund’s proprietary information may cause the Adviser or the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage. Any of the foregoing events could have a material adverse effect on the Fund and the shareholders’ investments therein.

Any significant disruption in service to the Fund’s computer systems could materially and adversely affect the Fund’s ability to perform its obligations.

If a catastrophic event resulted in a computer systems outage and physical data loss, the Fund’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of the Fund’s technology and its underlying hosting services infrastructure are critical to the Fund’s operations, level of customer service, reputation and ability to attract new shareholders and retain existing shareholders. In the event of damage or interruption, the Fund’s insurance policies may not adequately compensate the Fund for any losses that it may incur. The Fund’s disaster recovery plan has not been tested under actual disaster conditions, and there would be some delay in recovering data and services in the event of an outage. In addition, there is no guarantee that all data would be recoverable.

The Adviser and its affiliates, including the Fund’s officers and some of the Fund’s directors, will face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in actions that are not in the best interests of the Fund or the shareholders.

The Adviser and its affiliates will receive substantial fees from the Fund in return for their services, and these fees could influence the advice provided to the Fund. In particular, as a result of the structure of its Management Fee, the Adviser may face an incentive to raise additional equity capital, even when doing so may not be advantageous for the Fund or when appropriate opportunities for investment in Eligible Component Funds may not currently exist. The Adviser may also have an incentive to delay the repurchase of Shares, even if the Fund has available capital to fund such repurchases.

The Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

The Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Adviser to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between the Fund and other activities in which they are or may become involved. The Adviser and its personnel will devote only as much of its or their time and resources to the Fund’s business as the Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

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Furthermore, the Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of the Adviser and its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Adviser and its affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets.

The Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser may simultaneously provide advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities.

Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund and such opportunities may be provided to affiliates of the Adviser.

To mitigate the foregoing conflicts, the Adviser and its affiliates seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. Notwithstanding such mitigating efforts, the Adviser may face conflicts in allocating limited investment or redemption opportunities in Eligible Component Funds between the Fund and other accounts the Adviser or its Senior Investment Professionals may manage or have authority over. As a result, there is a risk that the Fund may be unable to acquire sufficient interests in Eligible Component Funds to meet its investment objective, or that it may lack access to liquidity from its investments to allow it to repurchase Shares in a timely manner.

By reason of their responsibilities in connection with other activities of the Adviser or its respective affiliates and subsidiaries, certain employees of the Adviser and their affiliates and subsidiaries may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities.

As a result of their responsibility to the Adviser or its respective affiliates, certain employees of the Adviser, including the Adviser’s Senior Investment Professionals, may receive confidential information about one or more Eligible Component Funds. While the Fund expects only to purchase and redeem interests with the Eligible Component Funds themselves, rather than engaging in trades with third parties, in certain instances the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold if such persons have material non-public information in their possession. In such instances, the Fund may fail to participate in a gain or suffer a loss on its investment in a particular Eligible Component Fund that it would have otherwise received or avoided, which may have a material adverse effect on the Fund’s results of operations and financial condition.

Shareholders bear two layers of fees and expenses: (i) asset-based fees and expenses at the level of the Fund, and (ii) asset-based fees, incentive allocations or fees and expenses at the Eligible Component Fund level.

The Fund’s performance depends in large part upon the performance of the Eligible Component Funds, their managers and selected strategies. Redemption limitations may also restrict the Adviser’s ability to terminate investments in Eligible Component Funds. Eligible Component Funds are not publicly traded and, therefore, are not liquid investments. As a result, the Fund depends on Eligible Component Funds to provide a valuation of the Fund’s investments, which could vary from the actual sale price of the investment that may be obtained if such investment were sold to a third party. Each Eligible Component Fund typically relies upon independent third-party appraisals and such Eligible Component Fund’s asset manager and/or management to provide valuations. In addition to valuation risk, investors of Eligible Component Funds are not entitled to the protections of the 1940 Act. For example, Eligible Component Funds may not have independent boards, may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of risk of loss of a significant portion of the amount invested.

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Tax Risks and Risks Related to the Fund’s REIT Status

As the Fund generally pursues its investment objective by investing in the Eligible Component Funds, many of which are REITs or pass-through entities that invest in REITs, unless the context indicates otherwise, the risks relating to REITs discussed in this section with respect to the Fund should be understood to relate to the Fund and such REIT entities.

If the Fund Fails to Qualify as a REIT, the Fund Would Be Subject to U.S. Federal Income Tax as a Regular C Corporation and Would Not be Able to Deduct Distributions to Shareholders When Computing its Taxable Income

The Fund has elected to be taxed as a REIT. Accordingly, the Fund will operate in a manner consistent with REIT qualification rules; however, there can be no assurance that the Fund will qualify as a REIT or that it will remain so qualified. Determining whether the Fund qualifies as a REIT involves the application of highly technical and complex provisions of the Code to the Fund’s operations for which there are only limited judicial and administrative interpretations. In addition, determining whether the Fund qualifies as a REIT will involve numerous factual determinations concerning matters and circumstances not entirely within the Fund’s control.

If the Fund fails to qualify as a REIT, or qualifies but subsequently ceases to so qualify, the Fund will face serious tax consequences that would substantially reduce the funds available for distribution to the Fund’s shareholders for each of the years involved because:

●	The Fund will not be allowed to deduct its distributions to shareholders in computing its taxable income;
●	The Fund will be subject to U.S. federal and state income tax on its taxable income at regular corporate rates; and
●	Unless the Fund is entitled to relief under the Code, it would be disqualified from qualifying as a REIT for the four taxable years following the year during which it was disqualified.

Any such corporate tax liability may require the Fund to borrow funds or liquidate some investments to pay any such additional tax liability, which in turn could have an adverse impact on the value of the Shares of the Fund.

Although the Fund intends to operate so as to qualify as a REIT, future economic, market, legal, tax or other considerations might cause the Fund to revoke or lose its anticipated REIT status, which could have a material adverse effect on the Fund’s business, future prospects, financial condition or results of operations and could adversely affect the Fund’s ability to successfully implement its business strategy or pay a dividend.

Even if the Fund continues to qualify as a REIT:

●	The Fund may be subject to certain U.S. federal, state and local taxes and foreign taxes on its income and assets, taxes on any undistributed income, and state, local or foreign income, franchise, property and transfer taxes. The Fund could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain its ability to qualify as a REIT. The Fund holds certain of its assets and operations and receives certain items of income through one or more TRSs. TRS assets and operations would continue to be subject, as applicable, to U.S. federal and state corporate income taxes. In addition, the Fund may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease the Fund’s earnings and its cash available for distributions to shareholders.
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●	If the Fund were to make a technical or inadvertent mistake regarding whether certain items of its income satisfy either or both of the Code’s REIT gross income tests and as a result were to fail either or both such tests (and did not lose the Fund’s status as a REIT because such failure was due to reasonable cause and not willful neglect), the Fund would be subject to corporate level tax on the income that does not meet the Code’s REIT gross income test requirements. Any such taxes the Fund pays will reduce its cash available for distribution to its shareholders.

Failure to Make Sufficient Distributions Would Jeopardize the Fund’s Qualification as a REIT and/or Would Subject the Fund to U.S. Federal Income and Excise Taxes

A company must distribute to its shareholders with respect to each taxable year at least 90% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available net operating losses (“NOLs”)) in order to qualify as a REIT, and 100% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available NOLs) in order to avoid U.S. federal income and excise taxes. For these purposes, the non-TRS subsidiaries of a company that qualify as a REIT will be treated as part of such company and therefore such company will also be required to distribute out the taxable income of such subsidiaries. To the extent that the Fund satisfies the 90% distribution requirement, but distributes less than 100% of its REIT taxable income, the Fund will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Fund will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its shareholders for a calendar year is less than a minimum amount specified under the Code.

Generally, the Fund will distribute all or substantially all of its REIT taxable income. However, the Fund may decide to utilize its existing NOLs, if any, to reduce all or a portion of its taxable income in lieu of making corresponding distributions to its shareholders. If the Fund’s cash available for distribution falls short of its estimates, the Fund may be unable to maintain the proposed quarterly distributions that approximate its taxable income and, as a result, may be subject to U.S. federal income tax on the shortfall in distributions or may fail to qualify as a REIT. The Fund’s cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of nondeductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code denies a deduction, the creation of reserves or required debt service or amortization payments. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

Effect of Tax Status of Underlying Eligible Component Funds

The underlying Eligible Component Funds in which the Fund invests are generally expected to be treated as REITs or partnerships for U.S. federal income tax purposes. With respect to the underlying Eligible Component Funds treated as partnerships for U.S. federal income tax purposes, the Fund will be deemed to own its proportionate share of the assets of such underlying Eligible Component Funds based on the Fund’s interest in each such Eligible Component Fund and will be deemed to have earned its allocable share of the partnership income of each underlying Eligible Component Fund based on the Fund’s interest in such underlying Eligible Component Fund. The Fund cannot guarantee its continued qualification as a REIT, including, but not limited to, instances in which: (1) an underlying Eligible Component Fund owns all or any part of its assets through lower-tier entities treated as partnerships for U.S. federal income tax purposes, (2) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund the amounts and character of income earned by them, (3) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund acquisitions and dispositions of assets owned by them, (4) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not make timely distributions of their cash flow to the Fund, (5) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from engaging in transactions that will produce non-qualifying income for purposes of the REIT income tests and (6) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from purchasing non-qualifying assets or disposing of qualified assets for purposes of the REIT asset tests.

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The Fund may Declare a “Consent Dividend” Which Would Result in Shareholders Experiencing “Phantom Income”

The Fund may declare “consent dividends” as may be necessary or appropriate to ensure or maintain its status as a REIT for U.S. federal income tax purposes and to avoid the imposition of any federal income or excise tax. A consent dividend is a hypothetical distribution (as distinguished from an actual distribution) that is treated for U.S. federal income tax purposes as if it were distributed in money by the Fund to its shareholders on the last day of the Fund’s taxable year, received by the Fund’s shareholders on that day, and immediately contributed by the Fund’s shareholders. Investors will be notified of consent dividends through financial reporting to shareholders and will be noted in the Fund’s financial statements that are included in annual shareholder reports. Shareholders should consult a tax professional for the tax consequences of investing in the Fund in light of their own circumstances, as well as for information on foreign, state and local taxes, which may apply.

Legislative or Other Actions Affecting Entities That Qualify As REITs, Including Adverse Change in Tax Laws, Could Have a Negative Effect on the Fund or its Shareholders

At any time, the U.S. federal income tax laws governing entities that qualify as REITs or the administrative interpretations of those laws may be amended or changed. Federal, state and local tax laws are constantly under review by persons involved in the legislative process, the IRS, the U.S. Department of the Treasury, and state and local taxing authorities. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, the Fund may be required to pay additional taxes on its assets or income following its qualification as a REIT. These increased tax costs could adversely affect the Fund’s financial condition, results of operations and the amount of cash available for payment of dividends. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect the Fund or its shareholders.

The Fund cannot predict whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to the Fund or its shareholders may be changed. Accordingly, any such change may significantly affect the Fund’s ability to qualify as a REIT, or the U.S. federal income tax consequences to a shareholder of the Fund.

The Board Will Be Able to Unilaterally Revoke the Fund’s Election to Be Taxed as a REIT and This May Have Adverse Consequences for the Fund’s Shareholders

The Fund’s Declaration of Trust provides that its Board may revoke or otherwise terminate its REIT election without the approval of the Fund’s shareholders, if the Board determines that it is no longer in the Fund’s best interests to elect to be taxed as a REIT for U.S. federal income tax purposes. If the Fund revokes its election to be so taxed, the Fund will not be allowed to deduct dividends paid to shareholders in computing the Fund’s taxable income, would not be eligible to elect to be treated as a REIT for five years, and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may adversely impact the Fund’s total return to its shareholders.

The Fund May Not Realize the Anticipated Benefits to Shareholders, Including the Achievement of Significant Tax Savings for the Fund and Regular Distributions to the Fund’s Shareholders

Even if the Fund successfully qualifies and remains qualified as a REIT, there can be no assurance that the Fund’s shareholders will experience benefits attributable to the Fund’s qualification and taxation as a REIT, including the Fund’s ability to reduce its corporate level federal tax through distributions to shareholders and to make regular distributions to shareholders. The realization of the anticipated benefits to shareholders will depend on numerous factors, many of which are outside the Fund’s control. In addition, future cash distributions to shareholders will depend on the Fund’s cash flows, as well as the impact of alternative, more attractive investments as compared to dividends. Further, changes in legislation or the federal tax rules could adversely impact the benefits of being a REIT.

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MANAGEMENT OF THE FUND

Board of Trustees

The responsibilities of the Board include, among other things, the oversight of the Advisers’ investment activities, oversight of the Advisers’ financing arrangements and corporate governance activities. The Board currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time, as necessary. As is the case with virtually all registered investment companies, the Fund’s service providers, primarily the Adviser, the Sub-Adviser and their respective affiliates, have responsibility for the Fund’s day-to-day management, subject to the investment objective, restrictions and policies of the Fund and to the general oversight of the Board.

The Board of Trustees is currently composed of five trustees. A majority of the trustees are not “interested persons” of the Fund (as defined in the 1940 Act). The name and business address of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Adviser

Accordant Investments LLC, a registered investment adviser under Advisers Act serves as the investment adviser to the Fund pursuant to the terms of the Investment Advisory Agreement with the Fund. Subject to the overall supervision of the Board, the Adviser oversees the Fund’s day-to-day operations and provides the Fund with investment advisory services. The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023. Emphasis Capital LLC was incorporated as a Delaware limited liability company on July 21, 2021. The Adviser’s principal place of business is 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

The Adviser believes that real estate investments can provide significant benefits to investor portfolios, despite the perceived complexity of the asset class, the typically onerous subscription processes, or a general lack of guidance available to investors as to how to use real estate in investor portfolios.

The Adviser is seeking to enable more investors to adopt real estate by providing products optimized for a particular characteristic of real estate (income in the case of the Fund) that utilize all of the portfolio management tools available to attempt to achieve the product’s investment objective. Taken together, the Adviser believes these elements will allow more investors to capture the potential investment benefits of adding real estate to their portfolios.

Investment Advisory Agreement

Under the terms of the Investment Advisory Agreement, the Adviser:

●	oversees the Sub-Adviser’s determinations regarding the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes;
●	oversees how the Sub-Adviser structures, negotiates, arranges and effects the acquisition and disposition of the investments the Fund makes and monitors;
●	oversees the Sub-Adviser’s determinations regarding the securities and other assets that the Fund will purchase, retain, or sell; and
●	provides the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably require.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired.

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Management Fees

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser the Management Fee for investment advisory and management services. For services rendered under the Investment Advisory Agreement, the Management Fee is calculated monthly and payable in arrears by the end of the following month. Management Fees for any partial month will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month. The Management Fee is calculated monthly at a rate of 0.60% per annum of the Fund’s net assets at the end of the most recently completed calendar month, and payable in arrears by the end of the following month. The Adviser will not be entitled to receive any other advisory fees (including any incentive fee) under the Investment Advisory Agreement, other than the Management Fee. The Management Fee is in addition to any asset-based fees and incentive compensation paid or allocated by Underlying Funds and any unaffiliated co-investment real estate investment opportunities sourced by Underlying Fund Managers (collectively, the “Co-Investment Opportunities,” and, together with the Underlying Funds, the “Investment Interests”) to the Underlying Fund Managers and indirectly paid by the Fund’s investors. The Management Fee for any partial month will be prorated and adjusted for any share issuances or repurchases during the relevant month.

The Fund allows purchases of Shares by interested trustees, officers and employees of the Fund, the Adviser or an affiliate thereof. Purchases of Shares are offered on the same terms and conditions as Shares are offered to non-affiliated investors.

Payment of Expenses

Except as otherwise provided in the Investment Advisory Agreement, the Adviser is solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. The Fund bears all other fees, costs and expenses incurred in connection with its operation, administration and transactions, including but not limited to those relating to:

●	the Fund’s organization;
●	any offering of the Fund’s Shares, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;
●	the establishment or operation of any credit facility or other leverage that the Fund utilizes;
●	interest payable on debt, if any, that the Fund incurs;
●	sales and purchases of the Fund’s Shares and other securities, including in connection with any tender offers or repurchase offers relating thereto;
●	any material acquisition, merger, consolidation, reorganization, asset sale, or other business combination involving the Fund;
●	any annual or special meeting of the shareholders;
●	the Adviser’s Management Fees and related expenses payable under the Investment Advisory Agreement;
●	amounts payable under the Administration Agreement;
●	federal and state registration fees;
●	federal, state, local and foreign taxes;
●	independent trustees’ fees and expenses (including travel and other costs associated with the performance of independent trustees’ responsibilities);
●	the Fund’s allocable portion of any fidelity bond, trustees and officers/errors and omissions liability insurance and any other insurance premiums;
●	the acquisition or disposition of Investment Interests, including any brokerage fees or commissions and any legal, accounting, or due diligence fees or expenses relating thereto;
●	the investigation and monitoring of the Fund’s investments, including travel-related expenses;
●	calculating net asset value;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
●	fees payable to third parties such as fund accounting, administration, transfer agent, custodian and other support services;
●	recordkeeping and other shareholder service-related fees paid to financial intermediaries or platforms;
●	transfer agent and custodial fees;
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●	the retention of any sub-administrator or third-party compliance firm;
●	marketing efforts (including attendance at investment conferences and similar events);
●	any exchange listing fees;
●	preparing, printing and disseminating proxy materials, shareholders’ reports and other notices;
●	preparing and submitting government filings, including periodic and other reports;
●	independent audits and the engagement of outside accountants and legal counsel;
●	costs associated with protecting the Fund’s interests in its investments, including legal fees;
●	reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and
●	printing, mailing and all other direct expenses incurred by the Fund or either of the Sub-Adviser or Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement that are based upon the Fund’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to the Fund under the Administration Agreement, including the allocable portion of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs.

The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign taxes, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.

At June 30, 2024, the total amount of recoverable Prior Operating Expenses is $4,055,813, which expire as follows:

September 30, 2024	$256,844
December 31, 2024	31,485
March 31, 2025	185,650
June 30, 2025	821,936
During the year ending June 30, 2026	829,811
During the year ending June 30, 2027	1,930,087
$4,055,813

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Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s annual report to shareholders for the period from July 1, 2023 through June 30, 2024.

Sub-Adviser

IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund pursuant to the terms of the Sub-Advisory Agreement. The Sub-Adviser is an indirect majority-owned subsidiary of Emphasis Capital LLC. Prior to September 2023, the Sub-Adviser served as the investment adviser to the Fund. The Sub-Adviser’s principal business address is 3 Summit Park Drive, Suite 450, Independence, OH 44131.

Sub-Advisory Agreement

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser has the following duties:

●	determine the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes;
●	structure, negotiate, arrange and effect the acquisition and disposition of the investments the Fund makes and monitor investments on behalf of the Fund;
●	determine the securities and other assets that the Fund will purchase, retain, or sell; and
●	provide the Fund with such other investment advisory, research and related services as the Fund or Adviser may, from time to time, reasonably require.

Subject to the supervision of the Board, the Sub-Adviser is authorized to enter into trading agreements and execute any documents (e.g., International Swaps and Derivatives Association agreements, control agreements, clearing agreements and other trading arrangements (each, a “Trading Agreement”) on the Fund’s behalf, as applicable) and take any other actions required to make investments pursuant to this, which may include any market and/or industry standard documentation; provided that the Sub-Adviser will obtain the prior written consent of the Adviser before entering into any Trading Agreement where the Fund is identified by name either in or on an exhibit to such Trading Agreement and that would be binding upon the Fund or any of its assets.

The Sub-Adviser’s services under the Sub-Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired.

Aggregation of Orders

The Sub-Adviser may, to the extent permitted by applicable laws, regulations and any exemptive relief or positions of the staff of the SEC, but will be under no obligation to, aggregate orders. In such event, allocation of the orders, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in a fair and equitable manner and consistent with the Sub-Adviser’s fiduciary obligations to the Fund and to the Sub-Adviser’s other clients, in a manner consistent with the Sub-Adviser’s allocation policies and procedures and to the extent permitted by applicable laws and regulations. In some cases, the Sub-Adviser’s allocation procedure may limit the size of the position that may be acquired or sold for the Underlying Funds.

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Proxy Voting

The Sub-Adviser will use its good faith judgment in a manner which it reasonably believes best serves the interests of the shareholders to vote or abstain from voting all proxies solicited by or with respect to the issuers of any voting securities in the Underlying Funds. The Sub-Adviser may use recommendations from a third party in order to make voting decisions and may use a third-party service provider to perform the voting (a “Third-Party Proxy Voting Service Provider”). The Fund’s custodian will cause to be forwarded to the Sub-Adviser or Third-Party Proxy Voting Service Provider all proxy solicitation materials that the Fund or its representatives may receive. The Sub-Adviser has adopted written proxy voting procedures that comply with the requirements of the 1940 Act and the Advisers Act and agrees that it will comply with such procedures with respect to all proxies solicited by or with respect to the issuers of any voting securities in the Underlying Funds. The Sub-Adviser further agrees that it will provide the Board as it may reasonably request, with a written report of the proxies voted during the most recent 12-month period or such other period as the Board may designate, in a format reasonably requested by it and agreed to by the Sub-Adviser. For the avoidance of doubt, the Sub-Adviser has sole and full discretion to vote (or not to vote) any securities constituting the Underlying Funds.

Sub-Adviser Management Fees

Pursuant to the Sub-Advisory Agreement, the Adviser has agreed to pay the Sub-Adviser a Sub-Adviser Management Fee for investment advisory and management services. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee. The Sub-Adviser Management Fee is calculated monthly and payable in arrears by the end of the following month by the Adviser. The Sub-Adviser Management Fee for any partial month will be prorated and adjusted for any Share issuances or repurchases during the relevant month.

Payment of Expenses

Except as otherwise provided in the Sub-Advisory Agreement, the Sub-Adviser will pay all expenses incurred by it in connection with the performance of its activities under the Sub-Advisory Agreement, other than the Fund’s investment-related expenses (including, but not limited to, the cost of securities, commodities and other investments purchased or sold for the Fund (including brokerage commissions and other fees or charges associated with transactions), transfer fees, registration costs, taxes, interest or any other expenses the Fund incurs in connection with acquiring, holding or disposing of its investments, including any legal or third-party service fees incurred by the Sub-Adviser or by the Fund in connection with securities held for it). Except as otherwise provided in the Sub-Advisory Agreement or by law, the Sub-Adviser will not be responsible for any other expenses incurred by or on the Fund’s behalf in connection with its operation.

Board Approval of the Sub-Advisory Agreement

A discussion regarding the basis for the Board’s approval of the Sub-Advisory Agreement is available in the Fund’s annual report to shareholders for the period from July 1, 2023 through June 30, 2024.

Investment Management Team

The Adviser and its professionals are responsible for overseeing the Sub-Adviser, who is responsible for the management of the Fund’s investment portfolio. The Sub-Adviser is responsible for certain of the Fund’s day-to-day operations and is responsible for developing, recommending, and implementing the investment strategy with respect to Underlying Funds, subject to the Adviser’s oversight.

The management of the Fund’s investment portfolio is the responsibility of the Sub-Adviser, subject to the oversight of the Adviser and its professionals. The Adviser’s senior investment professionals currently includes Garrett Zdolshek, Greg Stark and Puja Madan, the Adviser’s Chief Compliance Officer (the “Senior Investment Professionals”). The Senior Investment Professionals are responsible for overseeing the Sub-Adviser, who carries out the day-to-day operations and is responsible for developing, recommending, and implementing the investment strategy. For more information regarding the business experience of Mr. Zdolshek, see below. The Sub-Adviser’s investment team, who is responsible for the selection of portfolio investments and managing the Fund’s investment strategy, is led by Garrett Zdolshek, who the Fund considers to be a portfolio manager given the investment discretion he holds. The Fund does not employ the Adviser’s and the Sub-Adviser’s professionals, and neither the Adviser’s nor the Sub-Adviser’s professionals receive compensation from the Fund in connection with their portfolio management activities.

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The Fund’s executive officers, certain of its trustees and certain finance professionals of the Adviser or the Sub-Adviser are also officers, trustees, managers, and/or key professionals of other entities, including entities advised or managed by the Adviser or an affiliate thereof. These persons have legal obligations with respect to those entities that are similar to their obligations to the Fund. In the future, these persons and other affiliates of the Adviser or the Sub-Adviser may organize other investment programs and acquire for their own account investments that may be suitable for the Fund. In addition, the Adviser or the Sub-Adviser may grant equity interests in the Adviser or the Sub-Adviser, as applicable to certain management personnel performing services for the Fund.

Portfolio Manager

●	Garrett Zdolshek – Portfolio Manager

Garrett Zdolshek serves as Portfolio Manager of Accordant Investments and is a member of the Investment Committee. He also serves as the Chief Investment Officer and Partner of IDR Investment Management, LLC, an affiliate of Accordant.

Garrett brings over 20 years of experience in private equity real estate fund investments, consulting and advisory services. Previously, he held the role of Managing Director for Courtland Partners, Ltd., one of the largest real estate consulting companies in the United States.

Garrett has spoken at a number of real estate seminars and is an Advisory Board Member of IREI. He holds a B.A. in Business Administration from Baldwin Wallace University.

The Fund’s SAI provides additional information about the portfolio manager’s compensation structure, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the Fund.

Administrator

The Adviser serves as the Administrator. The Fund’s Administrator provides, or arranges for the provision of, the administrative services necessary for the Fund to operate. In accordance with the Administration Agreement, the Fund has agreed to reimburse the Administrator for the costs and expenses it incurs in performing its obligations and providing personnel and facilities thereunder.

Except as otherwise provided in the Investment Advisory Agreement, the Adviser is solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. The Fund bears all other fees, costs and expenses incurred in connection with its operation, administration and transactions, including, but not limited to, those relating to:

●	the Fund’s organization;
●	any offering of the Fund’s Shares, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;
●	the establishment or operation of any credit facility or other leverage that the Fund utilizes;
●	interest payable on debt, if any, that the Fund incurs;
●	sales and purchases of the Fund’s Shares and other securities, including in connection with any tender offers or repurchase offers relating thereto;
●	any material acquisition, merger, consolidation, reorganization, asset sale or other business combination involving the Fund;
●	any annual or special meeting of the shareholders;
●	the Adviser’s Management Fees and related expenses payable under the Investment Advisory Agreement;
●	amounts payable under the Administration Agreement;
●	federal and state registration fees;
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●	federal, state, local and foreign taxes;
●	independent trustees’ fees and expenses (including travel and other costs associated with the performance of independent trustees’ responsibilities);
●	the Fund’s allocable portion of any fidelity bond, trustees and officers / errors and omissions liability insurance and any other insurance premiums;
●	the acquisition or disposition of Investment Interests, including any brokerage fees or commissions and any legal, accounting or due diligence fees or expenses relating thereto;
●	the investigation and monitoring of the Fund’s investments, including travel-related expenses;
●	calculating net asset value;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
●	fees payable to third parties such as fund accounting, administration, transfer agent, custodian and other support services;
●	recordkeeping and other shareholder service-related fees paid to financial intermediaries or platforms;
●	transfer agent and custodial fees;
●	the retention of any sub-administrator or third-party compliance firm;
●	marketing efforts (including attendance at investment conferences and similar events);
●	any exchange listing fees;
●	preparing, printing and disseminating proxy materials, shareholders’ reports and other notices;
●	preparing and submitting government filings, including periodic and other reports;
●	independent audits and the engagement of outside accountants and legal counsel;
●	costs associated with protecting the Fund’s interests in its investments, including legal fees;
●	reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and
●	printing, mailing and all other direct expenses incurred by the Fund or either of the Sub-Adviser or the Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement that are based upon the Fund’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to the Fund under the Administration Agreement, including the allocable portion of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs.

The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

Sub-Administrators

The Administrator may provide the Fund such administrative services directly, or engage one or more third-party sub-administrators to provide the Fund such administrative services on its behalf. The Adviser has engaged SS&C GIDS, Inc. as a third-party sub-administrator to provide the Fund with certain administrative services on behalf of the Administrator.

Custodian and Transfer Agent

Pursuant to a custody services agreement, UMB Bank, N.A. (the “Custodian”) serves as custodian for the assets of the Fund. The Custodian’s principal business address is 928 Grand Blvd 10th Floor, Kansas City, MO 64106. The Custodian holds the Fund’s portfolio securities in safekeeping and keeps all necessary records and documents relating to its duties.

SS&C GIDS, Inc., located at 1055 Broadway, 7th Floor, Kansas City, MO 64105, serves as the Fund’s transfer agent, dividend disbursing agent and registrar with respect to the shares of the Fund.

Control Persons

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of October 1, 2024, no shareholder, to the knowledge of the Fund, owned beneficially or of record more than 25% of the shares.

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NET ASSET VALUE

Calculation of NAV

The Fund determines the NAV of its shares daily, as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern Time). The calculation of NAV is made by the Fund’s sub-administrator, subject to the oversight of the Advisers and the Administrator, based on valuation information provided by the Advisers.

The NAV per share of the Fund’s shares is determined by dividing the total assets of the Fund (the value of investments, plus cash or other assets, including interest and distributions accrued but not yet received) less the value of any liabilities (including accrued expenses or distributions), by the total number of shares outstanding.

Timing of Valuations

The value of the Fund’s investments for which reliable market quotations are readily available is updated daily. The valuation of the Fund’s investments in Underlying Funds is based upon valuations provided by the Underlying Fund Managers on a daily or quarterly basis. The value of any real property investments and real estate and other debt investments for which reliable market quotes are not readily available is monitored for material changes on a continuous basis for purposes of updating the Fund’s daily NAV and, absent any material changes requiring more frequent updates, is updated each quarter as described below.

Each quarter, the Adviser establishes a process for estimating the value of each Underlying Fund based on the prior quarter end value until the Underlying Fund provides the next quarter end value. For real estate debt and other debt investments for which reliable market quotes are not readily available, the most recent monthly or interim valuation is used for purposes of calculating the Fund’s daily NAV. Any material changes to the valuation of the Underlying Funds will be reflected in the Fund’s NAV calculation.

Valuation Guidelines

The Board has designated the Adviser as the valuation designee to perform fair valuations pursuant to Rule 2a-5 under the 1940 Act. The Fund’s Board has adopted policies and procedures for determining the fair value of the Fund’s assets, and has delegated responsibility for applying the valuation policies to the Adviser. The Adviser, pursuant to the policies adopted by the Board, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s valuation policies, overseeing the calculation of the NAV per share for each class of shares and reporting to the Board. A large percentage of the assets in which the Underlying Funds invest will not have a readily ascertainable market price and will be fair-valued by the Underlying Fund. The Adviser provides the Board with periodic reports on a quarterly basis, or more frequently if necessary, describing the valuation process applicable to that period.

The Fund’s investments are valued at fair value in a manner consistent with generally accepted accounting principles in the United States (“GAAP”), including Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. In accordance with ASC Topic 820, the Fund has elected to apply the practical expedient, and to value its investments at their respective NAVs or NAV equivalents at each quarter, and the investments are not classified in the fair value hierarchy.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates.

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Valuation of Investments

Investments with Reliable Readily Available Market Prices

The Adviser will use reliable market quotations to value the Fund’s investments when such market quotations are readily available.

The Adviser will value exchange listed public securities of REITs or other issuers using the most recent closing public market price. The Adviser will value real estate-related securities or other securities traded over the counter and not listed on an exchange at prices obtained from one or more third-party pricing services or, if no such third-party pricing service is available, quotes from two or more broker-dealers, as determined by the Adviser in accordance with the policies adopted by the Board.

Investments without Reliable Readily Available Market Prices

Fair value of the Fund’s investments that do not have reliable readily available market prices will be determined as described below.

Underlying Funds

The valuation of the Fund’s investments in Underlying Funds is based upon valuations provided by the Underlying Fund Managers on a daily or quarterly basis. A large percentage of the assets in which the Underlying Funds invest will not have a readily ascertainable market price and will be fair-valued by the Underlying Fund. In this regard, an Underlying Fund may face a conflict of interest in valuing the securities, as their value may affect the Underlying Fund’s compensation or its ability to raise additional funds. No assurance can be given regarding the valuation methodology or the sufficiency of systems utilized by any Underlying Fund, the accuracy of the valuations provided by the Underlying Funds, that the Underlying Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Underlying Funds’ policies and procedures and systems will not change without notice to the Fund. To the extent that the Fund does not receive timely information from the Underlying Funds regarding their valuations, and the net asset value of the Fund’s own investment in such Underlying Fund, the Fund’s ability to accurately calculate the Fund’s net asset value may be impaired.

Although the valuation procedures approved by the Board provide that the Adviser may, in certain circumstances, rely primarily on the valuations provided by the Underlying Fund Managers or their administrators, the Adviser will not be able to confirm independently the accuracy of any unaudited valuations provided thereby. In addition, an Underlying Fund’s valuation of the assets may fail to match the amount ultimately realized with respect to the disposition of such securities. Additionally, the valuations reported by Underlying Funds may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Underlying Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the Fund’s net asset value, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the Fund’s repurchase proceeds received by shareholders who had their shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Underlying Funds or revisions to the net asset value of an Underlying Fund or direct real estate investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New shareholders may be affected in a similar way.

Real Estate Debt and Other Debt Investments

The Adviser administers the valuation process for the Fund’s investments in real estate debt and other debt investments that do not have reliable readily available market quotations (including mortgage loans and mezzanine loans) on a daily basis. In the case of loans or other debt instruments with no reliable readily available market prices that are acquired by the Fund, such initial value will generally be the acquisition price of such instrument. The Adviser will determine subsequent revaluations of loans and other debt instruments by considering, among other factors, the changes in value of the underlying real estate or other collateral, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates. The Adviser values each debt investment at least monthly and coordinates with the Adviser to monitor events intra-month that may affect the values of the Fund’s real estate debt or other debt and incorporate the impact of those events in estimated fair values, as needed.

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Real Estate-Related Securities and Other Securities

Real estate-related securities and other securities that do not have reliable readily available market quotations will be valued by one or more of the third-party pricing services in a manner consistent with real estate debt and other debt investments, as described above. Where such securities have a single broker quote, third-party pricing services will also consider such quote in determining estimated fair value. The Board and the Adviser may enlist third-party service providers, such as pricing services, broker-dealers or valuation firms, on an as-needed basis to assist in determining a security-specific fair value. The Board reviews the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

CONFLICTS OF INTEREST

The Advisers and their affiliates, including the Fund’s officers and some of its trustees, face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in actions that are not in the best interests of the shareholders. The Adviser and its affiliates receive substantial fees from the Fund in return for their services, and these fees could influence the advice provided to the Fund. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by the Fund, which allow the Adviser to earn increased Management Fees (or, in the case of the Sub-Adviser, increased Sub-Adviser Management Fees).

The Advisers’ professionals’ time and resources may be diverted due to obligations they have to other clients. The Advisers’ professionals serve or may serve as officers, trustees, or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of the Fund’s shareholders. The Fund’s investment objective may overlap with the investment objective of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Advisers to manage the Fund’s day-to-day activities and to implement its investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Advisers, their personnel and certain of their affiliates will have conflicts of interest in allocating their time and resources between the Fund’s activities and other activities in which they are or may become involved. The Advisers and their personnel will devote only as much of its or their time and resources to the Fund’s business as the Advisers and their personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, the Advisers and their affiliates may have existing business relationships or access to material, non-public information that may prevent them from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort, and ability of the members of the Advisers and their affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Advisers and their affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Advisers are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets. The Advisers’ professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser are simultaneously providing advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities. The Fund will be unable to participate in certain transactions originated by the Adviser or its affiliates unless the Fund receives co-investment exemptive relief from the SEC and, prior to the receipt of such relief, the Fund may only engage in such co-investment opportunities in accordance with existing regulatory guidance. In addition, there can be no assurance that the SEC will grant such relief. To the extent that the Fund is able to make co-investments with the Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. The Fund could be limited in its ability to invest in certain investments in which the Sub-Adviser or any of its affiliates are investing or are invested.

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Affiliates of the Advisers have no obligation to make their originated investment opportunities available to the Advisers, as applicable, or to the Fund, and such opportunities may be provided to affiliates of the Advisers. To mitigate the foregoing conflicts, the Advisers and their affiliates seek to allocate investment opportunities on a fair and equitable basis over time, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

REPURCHASES

The Fund is a closed-end interval fund, a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make offers to repurchase Shares. No shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval fund structure. No public market for the Fund’s Shares currently exists, and there can be no guarantee that one will develop in the future. Consequently, shareholders should expect that they will generally not be able to liquidate their investment in the Fund other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase no less than 5% of its Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers quarterly.

Repurchase Dates

The Fund makes quarterly repurchase offers. Subject to Board approval, Repurchase Request Deadlines (as defined below) occur each February, May, August and November, and Repurchase Offer Notices (as defined below) are sent to shareholders each January, April, July and October preceding each such Repurchase Request Deadline. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be strictly observed. The NAV will be calculated on the repurchase pricing date, which will be no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund’s NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and may also fluctuate to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The Fund will distribute payment to shareholders within seven calendar days after the Repurchase Pricing Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Fund’s Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.

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This notice may be included in a shareholder report or other Fund document. Shareholders that hold Shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender shares on their behalf.

Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund will distribute payment to shareholders within five business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s NAV per share may change materially between the date on which a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed above under “Net Asset Value.”

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the trustees, including a majority of trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Board sets for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently no less than 5% of the Fund’s outstanding shares. In the event that a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund may, in its sole discretion, and for administrative convenience, accept all shares tendered by shareholders who own less than 200 shares and who tender all of their shares, before prorating other amounts tendered. Shareholders who own less than 200 shares and/or their financial intermediary must notify the Fund in advance and when submitting the repurchase offer trades.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

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Consequences of Repurchase Offers

From the time that the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects.

In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase.

PLAN OF DISTRIBUTION

Shares

The Fund currently offers Class I Shares and Class A Shares pursuant to this prospectus. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Minimum Investment

Generally, the minimum initial investment is $2,500 for Class A Shares and $500,000 for Class I Shares. There is no minimum subsequent investment requirement for any class of Shares. Additional purchases pursuant to the DRIP are not subject to a minimum purchase amount. Investment advisers may in certain cases aggregate client accounts for the purpose of meeting the applicable investment minimum. The minimum investment for each class of shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and trustees and certain employees of the Adviser, including its affiliates, vehicles controlled by such employees and their extended family members.

Distributor

ALPS Distributors, Inc. is the principal underwriter and distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor, located at 1290 Broadway, Suite 1000, Denver, CO 80203, is a broker-dealer registered with the SEC and is a member of FINRA. Selling Agents may be appointed by the Distributor to assist in the sale of the Fund’s Shares on a best-efforts basis.

The Distributor is not obligated to sell any specific amount of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.

Offering Prices and Fees

Class I Shares are continuously offered at the Fund’s NAV per share. Class A Shares are continuously offered at the Fund’s NAV per share, plus a maximum sales load of up to 5.75%, from which a dealer manager fee of up to 0.75% of offering proceeds may also be paid.

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Shares are generally offered through other Selling Agents that have entered into selling agreements with the Distributor. The Distributor may re-allow to Selling Agents all or a portion of the sales load with respect to Class A Shares to the brokers or dealers that act as Selling Agents for the Fund in connection with the distribution of the Fund’s shares. The Selling Agents may, in their sole discretion, reduce or waive the sales load. Different Selling Agents may impose different sales loads and dealer manager fees with respect to Class A Shares or offer different ways to reduce sales loads and dealer manager fees. Class I Shares are not subject to a sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their Selling Agents. Investors should consult with their financial intermediaries about any additional fees or charges they might impose.

The Fund pays the Distributor a Servicing Fee that is payable monthly at an annualized rate of 0.25% of the net assets of the Fund attributable to Class A Shares. The Servicing Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell Class A Shares. Payment of the Servicing Fee is governed by the Fund’s Distribution and Service Plan.

How to Purchase Shares

The following section provides basic information about how to purchase Shares of the Fund.

The Distributor acts as the distributor of shares for the Fund on a best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of shares of the Fund. Shares of the Fund are continuously offered through the Distributor. As discussed below, the Fund may authorize one or more Selling Agents to receive orders on its behalf. Such Selling Agents are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. Class A Shares and Class I Shares are continuously offered at NAV per share calculated each regular business day, plus any applicable sales load and dealer manager fees. Selling Agents may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares that you purchase through Selling Agents will normally be held in your account with that firm.

The Fund and the Distributor have the sole right to accept orders to purchase shares and reserve the right to reject any order in whole or in part.

The Shares have no history of public trading and are not currently listed on a public exchange. There can be no guarantee that an organized secondary market will develop for the Fund’s Shares, and if one does not develop, then liquidity for the Fund’s Shares will be provided only through quarterly repurchases of Shares at NAV per Share.

Class A Shares are available to the general public through Selling Agents and other financial intermediaries that have selling agreements to distribute such class of shares.

Class I Shares are generally available for purchase only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (3) by endowments, foundations, pension funds and other institutional investors, (4) by the Fund’s executive officers and directors and their immediate family members, as well as officers and employees of either Adviser or their respective affiliates and their immediate family members, and, if approved by the Board, consultants or other service providers, or (5) by other categories of investors that are named in an amendment or supplement to this prospectus.

Investors purchasing shares through a retirement plan or employee benefit plan may obtain additional information regarding the plan from their plan sponsor.

Acceptance and Timing of Purchase Orders

The Fund is open for business every day on which the New York Stock Exchange (“NYSE”) opens for regular trading. A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment made in one of the ways described above, will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day on which the order was received by the financial firm. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day for which the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.

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For shares purchased through the Distributor, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary and accepted by the Fund. A financial intermediary may hold shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of shares. The sale of shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency that makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Purchasing Directly From the Fund

The following section provides additional information for investors wishing to purchase shares directly from the Fund. If you are investing through a financial intermediary, please contact your Selling Agent directly for more information.

By Mail. To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Accordant ODCE Index Fund to:

Regular Mail	Overnight Mail
Attn: Accordant, P.O. Box 219723, Kansas City, MO 64121-9723	Attn: Accordant, 801 Pennsylvania Ave., Suite 219723 Kansas City, MO 64105-1307

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The Fund’s Transfer Agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

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Initial Investment—By wire. To purchase by wire, you must have an established account before your wire is sent. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. Wired funds must be received by 4:00 p.m. Eastern Time to be eligible for same day pricing. Call the Transfer Agent at 888-778-7781 Monday through Friday between 8:00am and 5:00pm CST on any day on which the New York Stock Exchange is open for business to advise of your intent to wire. This will ensure proper credit. Instruct your bank to wire funds to:

Account Name: SS&C GIDS, Inc., As Agent For Accordant Investments LLC

ABA: 101000695

DDA: 9872657519

Bank Name: UMB Bank, N.A.

Bank Address: 1010 Grand Ave Kansas City, MO 64106

Subsequent Investments—By wire. Before sending your wire, please contact the Transfer Agent to advise them of your intent to wire funds. This will ensure prompt and accurate credit upon receipt of your wire.

Subsequent Investments—Automatic Investment Plan (AIP). You may participate in the Fund’s Automatic Investment Plan (AIP), an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for Class A and Class I Shares on specified days of each month into your established Fund account. Please contact the Fund at 888-778-7781 for more information about the Fund’s Automatic Investment Plan.

Wired Funds Disclaimer. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same-day pricing. The Fund and the Transfer Agent are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Lost Shareholders, Inactive Accounts and Unclaimed Property. It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then the Fund will determine whether the investor’s account can legally be considered abandoned. Mutual fund accounts may be transferred to the state government of an investor’s state of residence if no activity occurs within the account during the “inactivity period” specified in the applicable state’s abandoned property laws, which varies by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction. Please proactively contact the Transfer Agent toll-free at (888-778-7781) at least annually to ensure that your account remains in active status.

Signature Guarantees. The Fund’s Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Anti-Money Laundering

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your account application as part of the Fund’s Anti-Money Laundering Program. As requested on the account application, you must supply your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. Mailing addresses containing only a P.O. Box will not be accepted. Please contact the Transfer Agent at (888-778-7781) if you need additional assistance when completing your account application.

If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund may also reserve the right to close the account within five business days if clarifying information/documentation is not received.

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Sales Load

This section includes important information about sales load and sales load reductions available to investors in the Fund’s Class A Shares.

The public offering price of Class A Shares is the NAV per share at the time of purchase, plus any applicable sales load and dealer manager fees. The initial sales load varies depending on the size of your purchase, as set forth in the tables below. The actual sales load paid may vary among and within Selling Agents, as described herein. No sales load is imposed when Class A Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. It is the responsibility of you and/or your financial intermediary to ensure that you obtain the proper breakpoint sales load discount, if any.

Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower, depending on whether downward or upward rounding was required during the calculation process.

Class A Shares of the Fund are sold subject to the following sales load:

Your investment	Broker Commission / Dealer Reallowance	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 - $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 to $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 to $999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	0.00%	0.00%	0.00%	0.00%

Investors may in certain circumstances be able to buy Class A Shares without a sales charge (i.e., “load-waived”), such as when investors are:

●	reinvesting dividends or distributions;

●	participating in an investment advisory or agency commission program under which the investor pays a fee to an investment advisor or other firm for portfolio management or brokerage services;

●	a current or former director or trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of an Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund; or

●	a client of an Adviser; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment advisor or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class A Shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

Investors must notify the Fund or their Selling Agent at the time of the purchase order whenever a sales load reduction is applicable to purchases and may be required to provide the Fund, or their Selling Agent, with certain information or records to verify eligibility for a sales load reduction. Such information or records may include account statements or other records for shares of the Fund of the investor and other eligible persons, as described above.

Upon such notification, an investor will pay the lowest applicable sales load. Sales load reductions may be modified or terminated at any time. Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. For more information about sales load reductions, investors should contact the Distributor or their Selling Agent.

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Qualifying for a reduced Class A Sales Load

Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A Shares through utilization of rights of accumulation or letter of intent. This program will apply to purchases of other closed-end funds that the Adviser or its affiliates may sponsor in the future (collectively, the “Eligible Funds”). This program is summarized below.

Rights of Accumulation

For the purposes of determining the applicable reduced sales charge, you may be able to include the Fund as part of your current investment, the current aggregate net asset value of all Class A Shares of the Fund and of any Eligible Funds held by accounts for your benefit (the “Right of Accumulation”). To qualify for this option, you must be either:

●	an individual;
●	an individual and a Family Member purchasing shares for your own account(s) or trust(s) or custodial account(s) for minor children; or
●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this Right of Accumulation, you must notify your broker or the Fund’s transfer agent, as applicable, or at the time of your purchase. You will need to give your broker or the Fund’s transfer agent, as applicable, your account numbers. Existing holdings of Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your Family Members as well as the ages of your minor children.

Letter of Intent

A letter of intent (an “LOI”) provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period; provided that the investor refers to such LOI when placing orders. For purposes of an LOI, the “Amount of Investment” as referred to in the preceding sales charge table includes all purchases of Shares over the 13-month period based on the total amount of intended purchases plus the value of all shares previously purchased and still owned. An alternative is to compute the 13-month period starting up to 90 days before the date of execution of an LOI. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The LOI imposes no obligation to purchase or sell additional shares and provides for a price adjustment depending upon the actual amount purchased within such period. If the total investments under the LOI are less than the intended amount and thereby qualify for a higher sales charge than actually paid, the appropriate number of escrowed shares is redeemed and the proceeds are used towards satisfaction of the obligation to pay the increased sales charge. If a redemption order is received for an account prior to the satisfaction of the LOI, any shares not held in escrow will be redeemed first. Shares held in escrow will then be redeemed and a portion of the proceeds will be used to satisfy the obligation to pay the higher sales charge. Please contact the Transfer Agent to obtain an LOI application at 888-778-7781.

Shareholder’s Responsibility With Respect to Breakpoint Discounts

To obtain the Class A Share sales charge discount set forth above, you must inform your financial intermediary of the existence of any eligible amounts under any rights of accumulation in accounts held by family members at the time of purchase. You must inform your financial intermediary of all shares of the Fund held (i) in your account(s) at the financial intermediary, (ii) in your account(s) by another financial intermediary, and (iii) in any other accounts held at any financial intermediary belonging to family members. IF YOU FAIL TO INFORM YOUR FINANCIAL INTERMEDIARY OR THE FUND OF ALL ELIGIBLE HOLDINGS OR PLANNED PURCHASES, YOU MAY NOT RECEIVE A SALES CHARGE DISCOUNT TO WHICH YOU WOULD OTHERWISE BE ENTITLED. The Fund will require the names and account numbers of all accounts claimed in connection with a request for a sales charge discount. You may also be required to provide verification of holdings (such as account statements and/or copies of documents that reflect the original purchase cost of your holdings) that qualify you for a sales charge reduction. As such, it is very important that you retain all records that may be needed to substantiate an original purchase price of your holdings, because the Fund, the Transfer Agent and financial intermediaries may not maintain this information.

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Payments to Financial Intermediaries

The Fund may pay service fees to Selling Agents for sub-administration, sub-transfer agency and other shareholders services associated with shareholders whose shares are held of record in omnibus accounts, other networked or group accounts or accounts traded through registered securities clearing agents.

The Advisers or their respective affiliates, in each such Adviser’s own discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares of any share class (such compensation, the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation. Payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to financial intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for backup withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.

Share Class Considerations

The Fund currently offers Class I Shares and Class A Shares pursuant to this prospectus. When selecting a class of the Fund’s Shares, you should consider the following:

●	Which classes of Shares are available to you;

●	The amount you intend to invest;

●	How long you expect to own the Fund’s Shares; and

●	The total costs and expenses associated with a particular class of Shares.

Each investor’s financial considerations are different. You should speak with your Selling Agent to help you decide which class of Shares is best for you. Not all Selling Agents offer all classes of shares. In addition, Selling Agents may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your Selling Agent offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Small Accounts

Due to the relatively high cost of handling small investments, the Fund reserves the right, upon 90 days’ prior written notice, to redeem at NAV (less any applicable deferred sales charge), the shares of any shareholder whose account (except for IRAs) has a total value that is less than the relevant share class’ minimum initial investment requirement. Before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the Shares in the account is less than the minimum amount allowed and will allow the shareholder 90 days to make an additional investment in an amount that will increase the value of the account to the minimum before the redemption is processed. An investor’s account will not be closed if its drop in value is due to Fund performance.

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Distribution in Foreign Jurisdictions

The distribution of this prospectus and the offer and sale of Shares in certain jurisdictions may be restricted by law. It is the responsibility of any persons wishing to purchase shares to inform themselves of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of shares, and any foreign exchange restrictions that may be relevant thereto.

DISTRIBUTIONS

The Fund seeks to pay consistent quarterly distributions at an attractive distribution yield to shareholders of record. The Fund accrues and declares distributions quarterly and distribute them on a quarterly basis. In addition, the Fund distributes any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually. Net short-term capital gain distributions may be paid more frequently. The Fund intends to make distributions necessary to maintain its qualification as a REIT.

Cash distributions to holders of the Fund’s Shares will automatically be reinvested under the DRIP in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the Fund. Under the DRIP, shareholders’ distributions are reinvested in Shares of the same class of Shares owned by the shareholder for a purchase price equal to the NAV per share (for the class of Shares being purchased) on the date that the distribution is paid. See “Distribution Reinvestment Plan.”

If, for any quarterly distribution, net investment income and net realized gains were less than the amount of the distribution, the difference may be distributed from the Fund’s assets in the form of a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. A “return of capital” merely represents a partial return of your original investment and does not represent a gain on the Fund’s investments. When you sell your Shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Shares is gain subject to tax. Because a return of capital reduces your basis in the Shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the Shares, all other things being equal. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. As a result, you may be required to pay tax even if selling your investment in the Shares at a loss. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. The Fund’s final distribution for each calendar year may include any remaining net investment income and net realized gains undistributed during the year. The Fund’s actual financial performance will likely vary significantly from month to month and from year to year, and there may be extended periods of up to several years when the distribution rate will exceed the Fund’s actual total returns. The Fund’s projected or actual distribution rate is not a prediction of what the Fund’s actual total returns will be over any specific future period.

Various factors will affect the level of the Fund’s income, including the asset mix, the leases on the Underlying Fund’s or the Fund’s real estate investments, if any, and the amount of leverage utilized by the Fund. To permit the Fund to maintain a more stable quarterly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarter may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions. For purposes of declaring and paying distributions, the Fund determines its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. For tax purposes, a distribution that for purposes of GAAP is composed of return of capital and net investment income may be subsequently re-characterized to also include capital gains. Shareholders will be informed of the tax characteristics of any distributions after the close of the Fund’s fiscal year.

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DISTRIBUTION REINVESTMENT PLAN

Pursuant to the Fund’s Distribution Reinvestment Plan (the “DRIP”), income dividends and/or capital gain distributions to shareholders will automatically be reinvested in additional Shares by SS&C GIDS, Inc. (the “DRIP Administrator”) unless the shareholder elects to receive cash. A shareholder may terminate participation in the DRIP at any time by notifying the DRIP Administrator before the record date of the next distribution by telephone at (888-778-7781) or in writing to Accordant at P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or 801 Pennsylvania Ave., Suite 219723 Kansas City, MO 64105-1307 (overnight mail). Shareholders whose Shares are held in the name of a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee. All distributions to shareholders who do not participate in the DRIP, or have elected to terminate their participation in the DRIP, are paid by wire, ACH or check mailed directly to the record holder by or under the direction of the DRIP Administrator when the Board declares a distribution.

The DRIP Administrator maintains all shareholder accounts in the DRIP and furnishes written confirmations of all transactions in the account, including information needed by shareholders for tax records. Shares in the account of each DRIP participant are held by the DRIP Administrator in non-certificated form in the name of the participant, and each shareholder’s proxy includes Shares purchased pursuant to the DRIP. The DRIP Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants. There is no charge to participants for reinvesting regular distributions and capital gains distributions; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants. The fees of the DRIP Administrator for handling the reinvestment of regular distributions and capital gains distributions are included in the fee to be paid by the Fund to its transfer agent. There are no brokerage charges with respect to Shares issued directly by the Fund as a result of regular distributions or capital gains distributions payable either in Shares or in cash.

The automatic reinvestment of such dividends or distributions does not relieve participants of any income tax that may be payable on such dividends or distributions. See “Certain U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the DRIP at any time. Any expenses of the DRIP are borne by the Fund. All correspondence or questions concerning the DRIP should be directed to the Transfer Agent at Accordant Investments c/o SS&C, PO Box 219723, Kansas City, MO 64121-9723.

For direct shareholders, if you elect to receive distributions and/or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund’s current NAV, and to reinvest all subsequent distributions. Shareholders that are invested through a financial intermediary should contact their Selling Agent directly.

DESCRIPTION OF SHARES

The following description of the terms of the shares of the Fund is only a summary. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Fund’s By-Laws. The Fund’s Declaration of Trust and By-Laws are exhibits to the Registration Statement, of which this prospectus forms a part.

The Fund is a Delaware statutory trust established under the laws of the State of Delaware by the Declaration of Trust. The Declaration of Trust provides that the Board may authorize separate series or classes of shares of beneficial interest of the Fund. Preferred shares may be issued in one or more series, with such rights as determined by the Board, by action of the Board without the approval of the shareholders. The Declaration of Trust authorizes the issuance of an unlimited number of shares. The Fund currently offers Class I Shares and Class A Shares pursuant to this prospectus.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund among the holders of the Fund’s shares according to their respective rights. Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the shares.

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The Fund does not intend to hold annual meetings of shareholders. If the Fund does hold a meeting of shareholders, shares of the Fund entitle their holders to one vote for each share held. Each fractional share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration of Trust, By-Laws, or required by applicable law.

The Fund sends unaudited reports at least semiannually and audited financial statements annually to all of its shareholders.

The following table shows the amount of Shares that were authorized and outstanding as of October 17, 2024:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class A	Unlimited	0	992.962.00
Class I	Unlimited	0	3,367,366.005

Uncertificated Shares; Transfer Agent

The Fund does not issue certificates for Shares. The Fund’s Shares are held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. The Transfer Agent acts as the Fund’s registrar and as the Transfer Agent for the Fund’s Shares. With respect to shares held by a financial intermediary on behalf of an investor, the financial intermediary will be responsible for the functions of the registrar and transfer agent. Transfers can be effected simply by mailing a transfer and assignment form, which the Fund will provide to you at no charge, to the Transfer Agent. See “Custodian and Transfer Agent.”

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

The Declaration of Trust and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office for cause only by a vote of a majority of the remaining trustees or, in the case of an independent trustee, only by action taken by a majority of the remaining independent trustees. These voting thresholds are not required under Delaware or federal law. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.

The Declaration of Trust requires the affirmative vote of not less than 75% of the shares of each affected class or series outstanding, voting as separate classes or series, to approve, adopt or authorize an amendment to the Declaration of Trust that makes the shares a “redeemable security” as that term is defined in the 1940 Act. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company,” as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Board may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-Laws, certain of which are required by the 1940 Act.

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The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Board has considered the foregoing provisions and concluded that they are in the best interests of the Fund and its shareholders, including holders of the shares.

The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-Laws, both of which are on file with the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the taxation of the Fund and the material U.S. federal income tax consequences to holders of the Shares of the Fund. This discussion is for your general information only. This summary is not tax advice. The tax treatment of a holder will vary depending upon the holder’s particular situation, and this summary addresses only holders that hold these securities as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This summary also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	banks;
●	life insurance companies;
●	tax-exempt organizations;
●	certain insurance companies;
●	persons liable for the alternative minimum tax;
●	persons that hold securities that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;
●	persons that purchase or sell shares or debt securities as part of a wash sale for tax purposes; and
●	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. Changes in U.S. federal, state and local tax laws or regulations, with or without retroactive application, could have a negative effect on the Fund. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to the Fund’s investors and to the Fund. In addition, recent events and the shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such tax law changes. Even changes that do not impose greater taxes on the Fund could potentially result in adverse consequences to holders of Shares.

If a partnership holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Shares should consult such partner’s tax advisor with regard to the U.S. federal income tax treatment of an investment in the Shares.

You are urged to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling Shares, including the U.S. federal, state, local and foreign tax consequences of acquiring, owning and selling these securities in your particular circumstances and potential changes in applicable laws.

As used in this section, the term “shareholder” means a holder of Shares who, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income taxation regardless of the income’s source; or
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●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Taxation of the Fund as a REIT

The Fund has elected to be taxed as a REIT. The Fund expects to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

The Fund’s qualification as a REIT depends upon the continuing satisfaction by the Fund of requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while the Fund intends to continue to qualify to be taxed as a REIT, the actual results of the Fund or of certain subsidiaries that are also REITs (“REIT Subsidiaries”) for any particular year might not satisfy these requirements since the ability to satisfy such requirements depends on the operations of the underlying Eligible Component Funds over which the Fund has no control. The Fund will not monitor the REIT Subsidiaries’ compliance with the requirements for REIT qualification.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, the Fund generally will not have to pay U.S. federal corporate income taxes on the Fund’s net income that the Fund currently distributes to its shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. The Fund’s dividends, however, generally will not be eligible for (i) the corporate dividends received deduction and (ii) the reduced rates of tax applicable to dividends received by noncorporate shareholders, although, as described below under “Taxation of Holders of Shares—Dividends”, noncorporate holders of the Shares would generally be entitled to a deduction equal to 20 percent of certain dividends paid by the Fund.

Notwithstanding the above, the Fund will have to pay U.S. federal income tax as follows:

●	First, the Fund will have to pay tax at the regular corporate rate on any undistributed real estate investment trust taxable income, including undistributed net capital gains.
●	Second, if the Fund has (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the corporate rate on that income.
●	Third, if the Fund has net income from “prohibited transactions”, as defined in the Code, the Fund will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.
●	Fourth, if the Fund should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “Requirements for Qualification—Income Tests”, but has nonetheless maintained its qualification as a REIT because the Fund has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.
●	Fifth, if the Fund should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for that year, (2) 95% of its REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate-level.
●	Sixth, if the Fund acquires any asset from a C corporation in certain transactions in which the Fund must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of the Fund, and the Fund recognizes gain on the disposition of that asset during the 5-year period beginning on the date on which the Fund acquired that asset, then the Fund will have to pay tax on the built-in gain at the regular corporate rate.
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●	Seventh, if the Fund derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit (a “REMIC”), or certain interests in a taxable mortgage pool (a “TMP”), the Fund could be subject to corporate level Federal income tax at the corporate rate to the extent that such income is allocable to certain types of tax-exempt shareholders that are not subject to unrelated business income tax, such as government entities.
●	Eighth, if the Fund receives non-arm’s-length income from a taxable REIT subsidiary (as defined under “Requirements for Qualification—Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of the Fund, the Fund will be subject to a 100% tax on the amount of the Fund’s non-arm’s-length income.
●	Ninth, if the Fund fails to satisfy a REIT asset test, as described below, due to reasonable cause and the Fund nonetheless maintains its REIT qualification because of specified cure provisions, the Fund will generally be required to pay a tax equal to the greater of $50,000 or the corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Fund to fail such test.
●	Tenth, if the Fund fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, the Fund may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association:

●	which is managed by one or more trustees or directors;
●	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
●	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;
●	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;
●	the beneficial ownership of which is held by 100 or more persons;
●	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and
●	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

The Fund expects to satisfy the conditions described in the first through sixth bullet points of the preceding paragraph. In addition, the Fund’s Declaration of Trust provides for restrictions regarding the ownership and transfer of Shares. These restrictions are intended to assist the Fund in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary,” as defined in the Code (a “QRS”), will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS will be treated as assets, liabilities and items of these kinds of the Fund, unless the Fund makes an election to treat such corporation as a TRS. Thus, in applying the requirements described in this section, the Fund’s QRSs (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Fund.

Investments in Partnerships.  If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Fund’s proportionate share of the assets, liabilities and items of income of any partnership in which the Fund is a partner will be treated as assets, liabilities and items of income of the Fund for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which the Fund owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect the Fund’s ability to satisfy the REIT income and asset tests and the determination of whether the Fund has net income from prohibited transactions. See the third bullet under the heading “Taxation of the Fund as a REIT” above for a brief description of prohibited transactions.

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Taxable REIT Subsidiaries. A taxable REIT subsidiary (a “TRS”) is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 21%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Fund’s TRSs will also be taxable, either (1) to the Fund to the extent the dividend is retained by the Fund, or (2) to the Fund’s shareholders to the extent the dividends received from the TRS are paid to the Fund’s shareholders.

The Fund may hold more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT notwithstanding the rule described below under “Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for the Fund to qualify as a REIT, the securities of all of the TRSs in which the Fund has invested either directly or indirectly may not represent more than 20% of the total value of the Fund’s assets. The Fund expects that the aggregate value of all of its interests in TRSs, if any, will represent less than 20% of the total value of the Fund’s assets; however, the Fund cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

Income Tests. In order to maintain its qualification as a REIT, the Fund annually must satisfy two gross income requirements.

●	First, the Fund must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property”, as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of the Fund that are paid or reimbursed by tenants.

●	Second, at least 95% of the Fund’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

Rents that the Fund receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

●	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.
●	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if the Fund owns more than a 10% interest in the subsidiary. A tenant in which the Fund owns a 10% or greater interest is referred to as a “related party tenant.”
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●	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.
●	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a TRS. However, a REIT may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

To the extent that the Fund earns rental income, the Fund expects such rental income to satisfy the requirements listed above.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because the amount of the interest is based on a fixed percentage or percentages of receipts or sales.

Interest income and gain from the sale of a debt instrument issued by a “publicly offered REIT,” unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% gross income test (even though such instruments are treated as “real estate assets” as discussed below) but is treated as qualifying income for purposes of the 95% gross income test. A “publicly offered REIT” means a REIT that is required to file annual and periodic reports with the Securities and Exchange Commission under the Exchange Act.

From time to time, the Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging activities include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income the Fund derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a hedging transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by the Fund to acquire or carry real estate. The term “hedging transaction,” as used above, generally means any transaction the Fund enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Fund. The term “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests (or any property that generates such income or gain), including gain from the termination of such a transaction. The term “hedging transaction” also includes hedges of other hedging transactions described in this paragraph. The Fund intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

As a general matter, certain foreign currency gains recognized by the Fund, if any, are expected to be excluded from gross income for purposes of one or both of the gross income tests, as follows.

“Real estate foreign exchange gain” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain qualified business units of a REIT.

“Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations that would not fall within the scope of the definition of real estate foreign exchange gain.

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If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

●	The Fund’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

●	The Fund files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the U.S. Internal Revenue Service (the “IRS”).

The Fund might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, the Fund would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.

Asset Tests. The Fund, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

●	First, at least 75% of the value of the Fund’s total assets must be represented by real estate assets, including (a) real estate assets held by the Fund’s QRSs, the Fund’s allocable share of real estate assets held by partnerships in which the Fund owns an interest and stock issued by another REIT, (b) for a period of one year from the date of the Fund’s receipt of proceeds of an offering of its Shares or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities, and (d) certain debt instruments of publicly offered REITs (as defined above), interests in mortgages on interests in real property, personal property to the extent that rents attributable to the property are treated as rents from real property under the applicable Code section, and a mortgage secured by real property and personal property, provided that the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing such mortgage.

●	Second, not more than 25% of the Fund’s total assets may be represented by securities other than those in the 75% asset class (except that not more than 25% of the REIT’s total assets may be represented by “nonqualified” debt instruments issued by publicly offered REITs). For this purpose, a “nonqualified” debt instrument issued by a publicly offered REIT is any real estate asset that would cease to be a real estate asset if the definition of a real estate asset was applied without regard to the reference to debt instruments issued by publicly offered REITs.

●	Third, not more than 20% of the Fund’s total assets may constitute securities issued by TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a TRS, owned by the Fund may not exceed 5% of the value of the Fund’s total assets.

●	Fourth, the Fund may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, QRSs or TRSs, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities). Solely for the purposes of the 10% value test described above, the determination of the Fund’s interest in the assets of any partnership or limited liability company in which the Fund owns an interest will be based on the Fund’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

If the IRS successfully challenges the partnership status of any of the partnerships in which the Fund maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, the Fund could lose its REIT status. In addition, in the case of such a successful challenge, the Fund could lose its REIT status if such recharacterization results in the Fund otherwise failing one of the asset tests described above.

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Certain relief provisions may be available to the Fund if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, the Fund will be deemed to have met the 5% and 10% REIT asset tests if the value of the Fund’s nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of the Fund’s assets at the end of the applicable quarter and (b) $10,000,000, and (ii) the Fund disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, the Fund may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements. The Fund, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to the Fund’s shareholders in an amount at least equal to (1) the sum of (a) 90% of the Fund’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the Fund’s net capital gain, and (b) 90% of the Fund’s net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if the Fund acquires an asset from a C corporation in a carryover basis transaction and disposes of such asset within five years of acquiring the asset, the Fund may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which the distributions relate, or in the following taxable year if declared before the Fund timely files its tax return for the year to which the distributions relate and if paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if the distributions were paid on December 31 of the year declared.

To the extent that the Fund does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of the Fund’s real estate investment trust taxable income, as adjusted, the Fund will have to pay tax on the undistributed amounts at regular corporate tax rates. Furthermore, if the Fund fails to distribute during each calendar year at least the sum of (a) 85% of the Fund’s ordinary income for that year, (b) 95% of the Fund’s capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

The Fund intends to satisfy the annual distribution requirements. Since the ability to satisfy such requirements depends on distributions from underlying Eligible Component Funds over which the Fund has no control, there can be no assurance that the Fund will satisfy such distribution requirements in any particular year.

From time to time, the Fund may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when the Fund actually receives income and when the Fund actually pays deductible expenses and (b) when the Fund includes the income and deducts the expenses in arriving at the Fund’s taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, the Fund may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends.

Under certain circumstances, the Fund may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. Thus, the Fund may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Fund will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

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Interest Deduction Limitation

Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to an electing real property trade or business. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. Under Treasury Regulations, the Fund may be able to elect not to have the interest deduction limitation apply. If the Fund does not make the election, the interest deduction limitation could result in the Fund having more REIT taxable income and thus increase the amount of distributions the Fund must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause the Fund’s TRSs to have greater taxable income and thus potentially greater corporate tax liability.

Penalty Tax

As a REIT, the Fund is subject to a 100% penalty tax with respect to certain transactions with taxable REIT subsidiaries. The Code imposes an excise tax of 100% on a REIT with respect to the gross income of a taxable REIT subsidiary that is attributable to services provided to, or on behalf of, the REIT (and not to services provided to tenants), less properly allocable deductions, to the extent that the reported amount of such income is adjusted by the IRS by reason of such reported amount being less than the amount that would have been paid to a party in an arm’s-length transaction.

Failure to Qualify as a REIT

If the Fund would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, the Fund’s qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and the Fund pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which has specific relief provisions that are described above.

If the Fund fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Fund will have to pay tax on the Fund’s taxable income at regular corporate rates. The Fund will not be able to deduct distributions to shareholders in any year in which the Fund fails to qualify, nor will the Fund be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends-received deduction if such distributees satisfy the relevant provisions of the Code. In addition, a noncorporate shareholder would not be eligible for the 20% deduction in respect of certain REIT dividends. Unless entitled to relief under specific statutory provisions, the Fund will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The Fund might not be entitled to the statutory relief described above in all circumstances.

Excess Inclusion Income

If the Fund holds a residual interest in a REMIC or certain interests in a TMP from which the Fund derives “excess inclusion income,” the Fund may be required to allocate such income among its shareholders in proportion to the dividends received by the Fund’s shareholders, even though the Fund may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.

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Taxation of U.S. Shareholders

Dividends. As long as the Fund qualifies as a REIT, distributions made by the Fund out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to the Fund’s taxable U.S. shareholders as ordinary income. Noncorporate U.S. shareholders will generally not be entitled to the preferential tax rate applicable to certain types of dividends (giving rise to “qualified dividend income”) except with respect to the portion of any distribution (a) that represents income from dividends the Fund received from a corporation in which the Fund owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), (b) that is equal to the sum of the Fund’s real estate investment trust taxable income (taking into account the dividends paid deduction available to the Fund) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which the Fund must adopt the basis of the asset in the hands of the C corporation for the Fund’s previous taxable year and less any taxes paid by the Fund during its previous taxable year, or (c) that represents earnings and profits that were accumulated in a non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the Fund and individual shareholder level.

For taxable years of the Fund beginning on or before December 31, 2025, noncorporate holders of shares in a REIT such as the Fund are entitled to a deduction equal to 20% of any “qualified REIT dividends”. Qualified REIT dividends are defined as any dividend from a REIT that is not a capital gain dividend or a dividend attributable to dividend income from U.S. corporations or certain non-U.S. corporations. A noncorporate U.S. shareholder’s ability to claim a deduction equal to 20% of qualified REIT dividends received may be limited by the shareholder’s particular circumstances. In addition, for any noncorporate U.S. shareholder that claims a deduction in respect of qualified REIT dividends, the maximum threshold for the accuracy-related penalty with respect to substantial understatements of income tax could be reduced from 10% to 5%. The deduction in respect of qualified REIT dividends is generally not available to corporate holders of shares in a REIT or to noncorporate holders owning shares in a REIT indirectly through a corporate entity.

Noncorporate U.S. shareholders should consult their own tax advisors to determine the impact of tax rates on dividends received from the Fund and the ability to claim a deduction in respect of such dividends. Distributions made by the Fund will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. Distributions made by the Fund that the Fund properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that such dividends do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held its Shares. Thus, with certain limitations, capital gains dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. The maximum amount of dividends that may be designated by the Fund as capital gain dividends and as “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by the Fund with respect to such year, including dividends paid by it in the succeeding taxable year that relate back to the prior taxable year for purposes of determining its dividends paid deduction. In addition, the IRS has been granted authority to prescribe regulations or other guidance requiring the proportionality of the designation for particular types of dividends (for example, capital gain dividends) among REIT shares.

To the extent that the Fund makes distributions not designated as capital gain dividends in excess of the Fund’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis that the U.S. shareholder has in the Shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted basis in the Shares will be taxable as capital gains, provided that the Shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of Shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of Shares before being allocated to other distributions.

As described above, dividends authorized by the Fund in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by the Fund and received by the shareholder on December 31 of that year, provided that the Fund actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Fund.

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The Fund may make distributions to shareholders that are paid in Shares. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and a U.S. shareholder would, therefore, generally have taxable income with respect to such distributions of Shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. shareholders holding Shares at the close of the Fund’s taxable year will be required to include, in computing the U.S. shareholders’ long-term capital gains for the taxable year in which the last day of the Fund’s taxable year falls, the amount of the Fund’s undistributed net capital gain that the Fund designates in a written notice mailed to its shareholders. The Fund may not designate amounts in excess of the Fund’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Fund in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax such shareholders are deemed to have paid. U.S. shareholders will increase their basis in the Shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholders in respect of these gains.

Distributions made by the Fund and gain arising from a U.S. shareholder’s sale or exchange of Shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Shares. When a U.S. shareholder sells or otherwise disposes of Shares, the shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the Shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the Shares as capital assets. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the Shares for more than one year. Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of Shares that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from the Fund that were required to be treated as long-term capital gains.

Redemption of Shares. The Fund intends to offer to repurchase Shares on a quarterly basis on such terms as may be determined by the Board, in its sole discretion, unless, in the judgment of the Fund’s Board, such repurchases would not be in the Fund’s best interests or would violate applicable law.

Any redemption of Shares for cash will be a taxable transaction for U.S. federal income tax purposes. If a redemption for cash by a U.S. shareholder is treated as a sale or redemption of such Shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss equal to the difference between the purchase price and the U.S. shareholder’s adjusted tax basis in the Shares redeemed by the Fund. The gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeds one year. The deductibility of capital losses may be subject to limitations.

The receipt of cash by a shareholder in redemption of the Shares will be treated as a sale or redemption for U.S. federal income tax purposes if the redemption:

●	is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code;
●	is a “substantially disproportionate” redemption with respect to the holder under Section 302(b)(2) of the Code; or
●	results in a “complete termination” of the holder’s interest in the Fund under Section 302(b)(3) of the Code.
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In determining whether any of these tests has been met, a holder must take into account not only Shares or any other class of the Fund shares it actually owns, but also any Shares regardless of class it constructively owns within the meaning of Section 318 of the Code (including shares that are owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the holder has an equity interest as well as shares that may be acquired through options that it owns).

A distribution to a shareholder will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s interest (taking into account all Shares owned, regardless of class or series) in the Fund. Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. If, however, as a result of a redemption of Shares, a U.S. shareholder whose relative interest (actual or constructive) in the Fund is minimal and who exercises no control over corporate affairs suffers a reduction in its proportionate interest in the Fund (including any ownership of shares constructively owned), the holder generally should be regarded as having suffered a “meaningful reduction” in its interest in the Fund.

Satisfaction of the “substantially disproportionate” and “complete termination” exceptions is dependent upon compliance with certain objective tests set forth in Section 302(b)(2) and Section 302(b)(3) of the Code. A distribution to a shareholder will be “substantially disproportionate” if the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately following the redemption of Shares (treating Shares redeemed as not outstanding) is less than 80% of the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately before the redemption (treating Shares redeemed pursuant to the tender offer as not outstanding), and immediately following the redemption the shareholder actually and constructively owns less than 50% of the total combined voting power of the Fund.

A distribution to a shareholder will result in a “complete termination” if either (1) all of the Shares and all other classes of the Fund’s shares actually and constructively owned by the shareholder are redeemed or (2) all of the Shares and the Fund’s other classes of shares actually owned by the shareholder are redeemed or otherwise disposed of and the shareholder is eligible to waive, and effectively waives, the attribution of the Fund’s shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code.

Any redemption may not be a redemption of all of the Shares. If the Fund were to redeem less than all of the Shares, a shareholder’s ability to meet any of the three tests described above might be impaired. In consulting with their tax advisors, shareholders should discuss the consequences of a partial redemption of Shares on the amount of the Fund’s shares actually and constructively owned by such holder required to produce the desired tax treatment.

If a U.S. shareholder’s receipt of cash attributable to a redemption of Shares for cash does not meet one of the tests of Section 302 of the Code described above, then the cash received by such holder in the tender offer will be treated as a dividend and taxed as described above.

Backup Withholding. The Fund will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide the Fund with such shareholder’s correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, the Fund may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Fund.

Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described below and has not held its shares as “debt financed property” within the meaning of the Code, and the shares are not otherwise used in a trade or business, the dividend income from shares is not expected to be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares is not expected to constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

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Notwithstanding the above paragraph, tax-exempt shareholders will be required to treat as unrelated business taxable income any dividends paid by the Fund that are allocable to the Fund’s “excess inclusion” income, if any.

Income from an investment in Shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by the Shares. Prospective investors of the types described in the preceding sentence should consult such investors’ own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that:

●	is described in Section 401(a) of the Code;

●	is tax-exempt under Section 501(a) of the Code; and

●	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

●	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

●	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year.

The rules described above under the heading “Taxation of U.S. Shareholders” concerning the inclusion of the Fund’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Medicare Tax

A U.S. shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes the holder’s dividend income and the holder’s net gains from the disposition of Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. shareholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Fund shares.

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Tax Shelter Reporting

If a shareholder recognizes a loss with respect to stock of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of foreign shareholders are complex. Non-U.S. shareholders should consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the Shares, including any reporting requirements and to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a qualified foreign pension fund under the Code.

Distributions by the Fund to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Fund of “U.S. real property interests” nor reported by the Fund as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Fund’s current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. shareholder is excess inclusion income. Dividends that are effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. shareholder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. A non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for the Fund’s ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if the Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. shareholders that are pass-through entities rather than corporations or individuals. A non-U.S. shareholder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of the Fund’s current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its Shares will reduce the non-U.S. shareholder’s adjusted basis in its Shares and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. shareholder in its Shares will be treated as gain from the sale of its Shares (discussed below). Because the Fund generally cannot determine at the time the Fund makes a distribution whether or not the distribution will exceed the Fund’s current and accumulated earnings and profits, the Fund normally will withhold tax on the entire amount of any distribution at the same rate as the Fund would withhold on a dividend. The Fund would be required to withhold at least 15% of any distribution to a non-U.S. shareholder in excess of the Fund’s current and accumulated earnings and profits if the Fund’s Shares constitutes a U.S. real property interest with respect to such non-U.S. shareholder, as discussed below. This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

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Distributions to a non-U.S. shareholder that are designated by the Fund at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (i) the investment in the Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will generally be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or (ii) the non-U.S. shareholder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under FIRPTA, distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Fund of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of non-resident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to a U.S. real property interest if the Fund held an interest in the underlying asset solely as a creditor. The Fund will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of any distributions to non-U.S. shareholders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of the Fund’s net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. shareholders may exceed the actual tax liability, is creditable against the non-U.S. shareholder’s U.S. federal income tax liability. However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of the Fund’s stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. shareholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder” or a “qualified foreign pension fund.” Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above. Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. Although the law is not clear on the matter, it appears that amounts the Fund designates as undistributed capital gains in respect of the stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by the Fund of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Fund on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by the Fund were to exceed their actual U.S. federal income tax liability. If the Fund were to designate a portion of the Fund’s net capital gain as undistributed capital gain, a non-U.S. shareholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Subject to the discussion below regarding repurchases of the Fund’s Shares, gain recognized by a non-U.S. shareholder upon the sale or exchange of the Fund’s Shares generally would not be subject to U.S. taxation unless: the investment in the Fund’s Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will be subject to the same treatment as domestic holders with respect to any gain; the non-U.S. shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or the non-U.S. shareholder is not a qualified shareholder or a qualified foreign pension fund and the Fund’s Shares constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

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The Fund anticipates that the Fund’s Shares will constitute a U.S. real property interest within the meaning of FIRPTA unless the Fund is a domestically-controlled REIT. The Fund will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of the Fund’s stock is held directly or indirectly by non-U.S. shareholders. No assurance can be given, however, that the Fund is or will be a domestically-controlled REIT. Even if the Fund were not a domestically-controlled REIT, a sale of Shares by a non-U.S. shareholder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if: the Fund’s Shares were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and the non-U.S. shareholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of the Fund’s Shares at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. If gain on the sale or exchange of the Fund’s Shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals. In such a case, under FIRPTA the purchaser of Shares may be required to withhold 10% of the purchase price and remit this amount to the IRS.

A repurchase of the Fund’s Shares that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “Redemption of Shares” for a discussion of when a redemption will be treated as a sale or exchange and related matters. A repurchase of the Fund’s Shares generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from the Fund’s dispositions of U.S. real property interests. The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply) but has not provided any guidance to determine when and what portion of a repurchase is a distribution that is attributable to gains from the Fund’s dispositions of U.S. real property interests. Due to the uncertainty, the Fund may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such shareholder, from all or a portion of repurchase payments to non-U.S. shareholders other than qualified shareholders or qualified foreign pension funds. To the extent the amount of tax the Fund withholds exceeds the amount of a non-U.S. shareholder’s U.S. federal income tax liability, the non-U.S. shareholder may file a U.S. federal income tax return and claim a refund. Further, legislative proposals to tax or otherwise restrict corporate stock repurchases have been proposed, but the outlook for possible applicability to the Fund of any such proposals is uncertain at this time.

If a non-U.S. shareholder is subject to taxation under FIRPTA on proceeds from the sale of the Fund’s Shares or on distributions the Fund makes, the non-U.S. shareholder will be required to file a U.S. federal income tax return. Prospective non-U.S. shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of the Fund’s Shares, including any reporting requirements.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

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Other Tax Consequences

State or local taxation may apply to the Fund and its shareholders in various state or local jurisdictions, including those in which the Fund or its shareholders transact business or reside. The state and local tax treatment of the Fund and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Fund.

LEGAL MATTERS

Dechert LLP serves as counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. serves as the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. Cohen & Company, Ltd. is located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115. The Fund’s historical financial information was audited by another independent registered public accounting firm from April 1, 2021 (commencement of operations) through June 30, 2023.

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Accordant ODCE Index Fund

CLASS A SHARES

CLASS I SHARES

PROSPECTUS

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS

October 28, 2024

Accordant ODCE Index Fund

CLASS Y SHARES

The Fund. Accordant ODCE Index Fund (the “Fund”) is a non-diversified, closed-end management investment company that operates as an “interval fund.” The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). Accordant Investments LLC (the “Adviser”) serves as the investment adviser to the Fund, and IDR Investment Management, LLC (“IDR” or “Sub-Adviser,” and together with the Adviser, the “Advisers”) serves as the sub-adviser to the Fund. The Fund seeks to provide exposure and streamline investor access to real estate investment vehicles (the “Underlying Funds”). The Fund is a Delaware statutory trust and has elected to be taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”).

Securities Offered. The Fund currently offers Class Y shares (“Class Y Shares” or the “Shares,” and each share thereof, a “Share”) pursuant to this prospectus. The Fund may offer additional classes of its Shares in the future. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.

Investment Advisers. Accordant Investments LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser to the Fund pursuant to the terms of an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023. IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund. The Sub-Adviser is an indirect majority-owned subsidiary of Emphasis Capital LLC and was established in 2016.

Investment Objective. The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments. The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments) or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

Investing in the Shares involves certain risks. See “Risks” beginning on page 30 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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Repurchases. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s outstanding Shares. There is no guarantee that shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. See “Repurchases”.

Leverage. The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to meet repurchase requests and to provide it with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. The Fund is subject to the 1940 Act’s asset coverage requirement (the “Asset Coverage Requirement”), which requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. See “Leverage”.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	An investment in the Fund is suitable only for investors who can bear the risks associated with investments in the Underlying Funds and the various real estate equity and debt strategies which such Underlying Funds utilize, with potential limited liquidity. Even though the Fund makes quarterly repurchase offers for its outstanding Shares, investors should consider the Shares to be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.

●	The Fund seeks to pay consistent quarterly distributions at an attractive distribution yield to shareholders of record. The Fund accrues and declares distributions quarterly and distributes them on a quarterly basis. In addition, the Fund distributes any net capital gains it earns no less frequently than annually; however, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds. Such distributions may constitute a return of capital and reduce the amount of capital available to the Fund for investment.

●	Investors in Class Y Shares may be charged transaction or other fees directly by financial intermediaries. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

●	The Shares have no history of public trading and are not currently listed on a public exchange. The Fund does not currently intend to list its Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares.

●	There is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in a particular repurchase offer. An investor should consider an investment in the Fund to be illiquid. Investing in the Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risks” below in this prospectus.

You should read this prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, as it may be amended (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI, annual and semi-annual reports to shareholders (when available), and additional information about the Fund by calling 888-778-7781, by writing to the Fund at: Attn: Accordant, P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or Attn: Accordant, 801 Pennsylvania Ave.,  Suite 219723, Kansas City, MO 64105-1307 (overnight mail), or visiting the Fund’s website www.accordantinvestments.com, when available. The information contained in, or accessed through, the Fund’s website is not part of this prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov.

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The Fund’s Shares do not represent a deposit or obligation of and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website www.accordantinvestments.com, when available, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by visiting the Fund’s website or by contacting your financial intermediary, such as a broker-dealer or bank. You may elect to receive all future reports in paper free of charge. If you own these shares through a financial intermediary, such as a broker-dealer or bank, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 888-778-7781. Your election to receive reports in paper will apply to all funds held with the fund complex if you invest directly with the Fund or to all funds held in your account if you invest through your financial intermediary.

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PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	23
FINANCIAL HIGHLIGHTS	25
THE FUND	26
USE OF PROCEEDS	26
INVESTMENT OBJECTIVE AND STRATEGIES	26
LEVERAGE	28
RISKS	30
MANAGEMENT OF THE FUND	50
NET ASSET VALUE	57
CONFLICTS OF INTEREST	59
REPURCHASES	60
PLAN OF DISTRIBUTION	62
DISTRIBUTIONS	67
DISTRIBUTION REINVESTMENT PLAN	68
DESCRIPTION OF SHARES	68
CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS	69
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	70
LEGAL MATTERS	85
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	85

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”), especially the information under the heading “Risks.”

The Fund

Accordant ODCE Index Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that operates as an “interval fund.” The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). The NFI-ODCE Index performance is reported on a capitalization-weighted and equal-weighted basis and returns are reported gross and net of fees. Performance measurement and reporting is time-weighted. The National Council of Real Estate Investment Fiduciaries has established inclusion criteria guidelines for the NFI-ODCE Index, which similarly apply to each of the Eligible Component Funds in which the Fund invests. The ODCE Index is currently comprised of 25 Eligible Component Funds and the number of Eligible Component Funds the Fund invests in may range from 18 to 25 under normal circumstances. Accordant Investments LLC (the “Adviser”) serves as the investment adviser to the Fund, and IDR Investment Management, LLC (“IDR” or “Sub-Adviser,” and together with the Adviser, the “Advisers”) serves as the sub-adviser to the Fund. The Fund has been structured with the intent of providing exposure and streamlining investor access to real estate investment vehicles (the “Underlying Funds”). These Underlying Funds are those that invest in interests in real estate equity and debt, including mortgages and other interests therein, commonly through entities qualifying as real estate investment trusts (“REITs”). The Underlying Funds’ investments may be targeted in any one or more of the many sectors of the real estate market, including, but not limited to, the retail, office, multifamily, hospitality, industrial, residential, medical and self-storage sectors. The Fund seeks to provide access to investments that are generally unavailable to the investing public due to investor suitability restrictions, resource and operational requirements, and higher investment minimums, and aims to provide investors with exposure to underlying real estate investment opportunities with an institutional fee structure and the transparency of a fund registered under the 1940 Act. The Fund is a Delaware statutory trust and has elected to be taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). See “The Fund.”

Benefits of Investing in Real Estate

The Adviser believes that allocating a portion of your investment portfolio to Underlying Funds which invest in real estate may provide you with a steady source of income, broader portfolio diversification than the average investor, and a hedge against inflation and attractive risk-adjusted returns based on historical information for this asset class. There is no guarantee that the Fund’s investments will provide these benefits.

Investment Objective

The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest up to 20% of its net assets in other Underlying Funds that focus on real estate investments, although the Fund expects to invest 100% of its net assets in Eligible Component Funds, under normal circumstances. The Fund may engage in one or more secondary transactions involving the purchase or sale of interests in Eligible Component Funds, Underlying Funds, or other eligible assets. Generally, the Adviser expects that the Fund will acquire or sell assets through secondary transactions to the extent it can achieve better pricing and/or timely execution of the acquisition or sale, as applicable. The circumstances under which the Fund may invest in such Underlying Funds are expected to include (i) when the Adviser or Sub-Adviser believes based on publicly available information that the Underlying Fund will be included in the NFI-ODCE Index at a future date or (ii) when an Underlying Fund that was previously an Eligible Component Fund ceases to be included in the NFI-ODCE Index.  Investments in such Underlying Funds are intended to provide the Fund additional flexibility to manage its investment portfolio consistent with its investment strategy during periods when changes are made or are expected to be made to the real estate investment vehicles that comprise the NFI-ODCE Index.  The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments), or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

The Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or Section 3(c)(7) under the 1940 Act or collateralized fund obligations backed by such private funds.

For a more complete discussion of the Fund’s portfolio composition, see “Investment Objective and Strategies.”

Investment Adviser and Sub-Adviser

Accordant Investments LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser to the Fund pursuant to the terms of an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023.

The Adviser believes that real estate investments can provide significant benefits to investor portfolios, despite the perceived complexity of the asset class, the typically onerous subscription processes, or a general lack of guidance available to investors as to how to use real estate in investor portfolios.

The Adviser is seeking to enable more investors to adopt real estate by providing products optimized for a particular characteristic of real estate (income in the case of the Fund) that utilize all of the portfolio management tools available to attempt to achieve the product’s investment objective.

Taken together, the Adviser believes these elements will allow more investors to capture the potential investment benefits of adding real estate to their portfolios.

IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund pursuant to the terms of a sub-advisory agreement with the Fund (the “Sub-Advisory Agreement”). IDR Investment Management, LLC is an indirect majority-owned subsidiary of Emphasis Capital LLC.

Investment Advisory and Sub-Advisory Agreements

The Fund and the Adviser have entered into an Investment Advisory Agreement pursuant to which the Adviser is entitled to receive a management fee (the “Management Fee”). The Management Fee equals the Management Fee Rate multiplied by the net assets of the Fund as of the end of each calendar month. The Adviser will pay the Sub-Adviser a sub-adviser management fee (the “Sub-Adviser Management Fee”) for services provided under the Sub-Advisory Agreement. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee.

The “Management Fee Rate” means 0.60% per annum.

The Management Fee is calculated monthly and paid in arrears by the end of the following month. The Sub-Adviser Management Fee is calculated monthly and paid in arrears by the end of the following month. Management Fees and Sub-Adviser Management Fees for any partial month will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month.

The Advisers will not be entitled to receive any other advisory fees (including any incentive fee) under the Fund’s Investment Advisory Agreement or the Sub-Advisory Agreement, other than the Management Fee and the Sub-Adviser Management Fee, respectively.

See “Management of the Fund”.

Expenses and Reimbursement

Subject to the terms and conditions outlined in this prospectus, the Fund bears all fees, costs and expenses incurred in connection with its operation, administration, and transactions that are not specifically assumed by the Adviser pursuant to the Investment Advisory Agreement, including any charges, allocations and fees to which the Fund is subject as an investor in the Underlying Funds. The Fund also bears certain ongoing offering costs associated with its continuous offering of shares. By investing in the Underlying Funds, the Fund indirectly bears its pro rata share of the expenses incurred in the business of the Underlying Funds, including any fees or expenses that third-party managers of the Underlying Funds (each, an “Underlying Fund Manager”) may pay to hire third-party or affiliated property managers at prevailing market rates to perform management and specialized services for the Underlying Funds’ real estate investments. There will be no direct or indirect payments from the Underlying Fund Managers to the Advisers or to any third party, pursuant to any agreement or understanding, that are used to offset any of the Fund’s expenses.

The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign tax, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.

For a more complete discussion of the Fund’s expenses and reimbursement arrangements, see “Summary of Fund Expenses.”

Administrator

The Adviser also serves as the Fund’s administrator (in such capacity, the “Administrator”). The Administrator provides, or arranges for the provision of, the administrative services necessary for the Fund to operate. In accordance with the Administration Agreement (the “Administration Agreement”), the Fund has agreed to reimburse the Administrator for the costs and expenses it incurs in performing its obligations and providing personnel and facilities thereunder.   The Administrator may provide the Fund such administrative services directly, or engage one or more third-party sub-administrators to provide the Fund such administrative services on its behalf. The Adviser has engaged SS&C GIDS, Inc. as a third-party sub-administrator to the Fund.

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund does not currently intend to list its Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares as described in “Repurchases” below.

The Offering

The Fund currently offers Class Y shares (“Class Y Shares” or the “Shares”) pursuant to this prospectus. The Fund may offer additional classes of its Shares in the future. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

Class Y Shares are continuously offered at the Fund’s net asset value (“NAV”) per share. See “Servicing Fees” and “Summary of Fund Expenses” for information on servicing fees. Class Y Shares are not subject to a sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class Y Shares to their Selling Agents (as defined below). Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.

The Fund reserves the right to reject a purchase order for any reason.

Sales Load and Dealer Manager Fees

Sales loads may be reduced for certain categories of purchasers and for volume discounts, as disclosed in this prospectus. The Selling Agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases.

The Distributor may reallow sales loads and dealer manager fees to participating broker-dealers. No sales load or dealer manager fee is paid with respect to purchases of Class Y or any Shares sold pursuant to the Fund’s distribution reinvestment plan (the “DRIP”).

Minimum Investment

Generally, the minimum initial investment is $5,000,000 for Class Y Shares. There is no minimum subsequent investment requirement for any class of Shares. Additional purchases pursuant to the DRIP are not subject to a minimum purchase amount. The minimum investment for a class of shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and trustees and certain employees of the Adviser, including its affiliates, vehicles controlled by such employees and their extended family members, provided that the minimum for Class Y Shares for external parties will not be waived. See “Plan of Distribution—How to Purchase Shares.”

Who May Want to Invest

Investors should consider their financial situations and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. A prospective investor should invest in the Fund only if the investor can sustain a complete loss of its investment.

Barriers to investing in real estate can be high, which has in the past curbed broad-based participation in the asset class. These include high capital requirements and complex, relatively illiquid transactions. The Fund may be an appropriate investment for long-term investors who are seeking:

●	a portfolio of Underlying Funds which invest in high quality real estate and real estate debt across a variety of sectors, with the transparency of a registered investment company;

●	the operating cash flow, capital appreciation and portfolio diversification benefits that real estate can offer; and

●	the opportunity for attractive current distributions through a tax-efficient structure and the potential for long-term capital appreciation.

Leverage

The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to meet repurchase requests and to provide the Fund with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. Property-level debt will be incurred by operating entities held by the Underlying Fund and secured by real estate owned by such operating entities. If an operating entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Underlying Fund or its subsidiaries, if any. The Underlying Fund may also incur its own entity-level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing.

The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other investments or additional sales of Shares).

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings and expects to pay a commitment and/or other fee to maintain the credit facility; either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Underlying Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s asset coverage requirement (the “Asset Coverage Requirement”) requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Cash distributions to holders of the Fund’s Shares will automatically be reinvested under the DRIP in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the Fund. Under the DRIP, shareholders’ distributions are reinvested in Shares of the same class of Shares owned by the shareholder for a purchase price equal to the NAV per share (for the class of Shares being purchased) on the date that the distribution is paid. See “Distribution Reinvestment Plan.”

On January 12, 2024, the Fund entered into a one-year $2.0 million credit and security agreement (the “Credit Facility”) with TriState Capital Bank that matures on January 10, 2025. All of the Fund’s investments are designated as collateral on the credit and security agreement. Borrowings under the Credit Facility bear interest at a rate of one-month SOFR plus 2.75%. The Credit Facility may be increased to a maximum of $15.0 million. During the period from January 12, 2024 to June 30, 2024, there were no borrowings under the Credit Facility and the Fund paid unused fees of $2.4 thousand. There are no outstanding borrowings under the Credit Facility on June 30, 2024.

Servicing Fees

No ongoing servicing fees will be paid with respect to Class Y Shares.

Effects of Leverage. The table below assumes that outstanding borrowings, based on the current $2.0 million credit facility, represent approximately 6.3% of the Fund’s net assets as of June 30, 2024, and the Fund bears expenses relating to such borrowings at an annual effective interest rate of 8.09%. The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such leverage would be approximately 0.51%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(11.14)%	(5.83)%	(0.51)%	4.81%	10.12%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

Term

The Fund’s term is perpetual, though the Fund can be terminated under the terms of the Fund’s organizational documents.

Investor Suitability

An investment in the Shares is most suitable for investors who seek to diversify their personal portfolios with a real estate-based investment and seek to receive current income and obtain the benefits of potential long-term capital appreciation from real estate as an asset class. An investment in the Shares is least suitable for persons who require liquidity or guaranteed income.

Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose part or all of your investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares. The Shares should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program. Class Y Shares are available to (i) corporations, endowments, foundations, and other investors that have been approved by the Adviser; and (ii) unaffiliated investment companies (whether registered or private) that have been approved by the Adviser.

Repurchases

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s outstanding shares. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. For more information concerning repurchases, see “Repurchases.”

Summary of Risks

Investment in the Fund involves a high degree of risk and, therefore, is suitable only for sophisticated investors for whom such an investment is not a complete investment program and who are capable of evaluating the risks of the Fund and bearing the risks it represents. There can be no assurance that the Fund will be able to achieve its investment objective or that shareholders will receive a return on their capital. Investment results may vary substantially. Investors should carefully consider the following information together with the rest of the information contained in the Fund documents and consult with their own advisors before making a decision to purchase the Shares. The risk factors delineated below, however, do not purport to be a complete explanation of the risks involved in making an investment in the Fund. References to the NFI-ODCE Index also apply to the NFI-ODCE Index X.

Risks Related to the Fund’s Business And Structure

The Fund is managed exclusively by the Adviser and Sub-Adviser.

The Adviser, as the investment adviser of the Fund, and under the supervision of the Board, has discretion over the investment of the funds committed to the Fund as well as the ultimate realization of any profits. As such, the pool of funds in the Fund represents a blind pool of funds. Shareholders rely on the Adviser to conduct the business as contemplated by this Prospectus.

Shareholders will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Fund.

The Adviser, under the supervision of the Board, has sole discretion in structuring, negotiating and purchasing, financing, monitoring and eventually divesting investments made by the Fund. Consequently, shareholders will not be able to evaluate for themselves the merits of particular investments prior to the Fund making such investments. Accordingly, shareholders rely exclusively on the ability of the Adviser to select and manage such investments.

The loss of key employees of the Adviser may have a detrimental impact on the Fund, its financial conditions and results of operations.

The Fund’s success depends in substantial part upon the skill and expertise of the Adviser and the employees employed by the Adviser. The loss of any of the Adviser’s key employees would likely have a significant detrimental effect on the Fund’s business, financial condition and results of operations. In particular, a loss of key personnel could cause the Fund to be unable to achieve its investment objective, or to suffer a material deviation in performance from the NFI-ODCE Index that the Fund tracks.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If an agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace its Adviser or Sub-Adviser or appoint a new Administrator.

Changes in laws or regulations governing the Fund’s operations may adversely affect the Fund’s business or cause the Fund to alter its business strategy.

The Fund, and the Eligible Component Funds in which the Fund invests, are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing the Fund’s operations relating to permitted investments may cause the Fund to alter its investment strategy to avail itself of new or different opportunities. Such changes could result in material differences to the Fund’s strategies and plans as set forth in this Prospectus and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of a shareholder’s investment.

Regulations governing the Fund’s operation as a registered closed-end management investment company affect the Fund’s ability to raise additional capital and the way in which it does so. As a registered closed-end management investment company, the necessity of raising additional capital may expose the Fund to risks.

Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue additional shares of preferred shares or other senior securities that represent equity so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of its outstanding senior securities that are equity, is at least 200% after each issuance thereof. If the value of the Fund’s assets declines, the Fund may be unable to satisfy these tests. If that happens, the Fund may be required to sell a portion of its investments in Eligible Component Funds and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding senior securities that are equity, in each case, at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to the Fund’s common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred shares, the preferred shares would rank “senior” to common shares in its capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Fund’s common shareholders, and the issuance of shares of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the common shares or otherwise be in a shareholder’s best interest.

The Fund is not generally able to issue and sell shares at a price below net asset value per share. The Fund may, however, sell its shares at a price below the then-current net asset value per share if the Board determines that such sale is in the best interests of the Fund and shareholders, and shareholders approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing more shares, then the percentage ownership of shareholders at that time will decrease, and shareholders may experience dilution.

The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the SEC.

Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and the Fund is generally prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund. In addition, as a result of the foregoing restrictions, the Fund may in certain cases agree to waive certain voting rights with respect to the Fund’s investments in Eligible Component Funds in order to preserve the Fund’s ability to purchase and redeem interests in such Eligible Component Funds.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect the Fund.

The Fund is subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. The Fund is required to periodically review its internal control over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting. This process will also result in a diversion of management’s time and attention. The Fund cannot be certain as to the timing of the completion of its evaluation, testing and remediation actions or the impact of the same on its operations and the Fund may not be able to ensure that the process is effective or that its internal controls over financial reporting are or will be effective in a timely manner. In the event that the Fund is unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, the Fund may be adversely affected.

The impact of financial regulation on the Fund is uncertain.

In light of recent prior conditions in the U.S. and global financial markets and the U.S. and global economy, legislators and regulators remain focused on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” institutes a wide range of reforms that have had an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will continue to be implemented over time, most of which continue to be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will continue to be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on the Fund’s business, results of operations or financial condition remains unclear. The changes resulting from the Dodd-Frank Act may require the Fund to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact the Fund’s business, results of operations and financial condition. While the Fund cannot predict what effect any changes in the laws or regulations or their interpretations would have on the Fund as a result of the Dodd-Frank Act, these changes could be adverse to the Fund and the shareholders.

The Fund may face increasing competition for investment opportunities in Eligible Component Funds, which could delay deployment of its capital, reduce returns and result in losses.

The Fund may compete for investments with other investment companies and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, may invest in the same Eligible Component Funds. As a result of these new entrants, competition for investment opportunities in Eligible Component Funds may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial resources than the Fund, which may better position them to acquire available Eligible Component Funds rather than the Fund. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a registered closed-end management investment company, which may impact their relative ability to close new investments in Eligible Component Funds versus the Fund.

The Fund may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. In addition, the Fund’s focus on investments in REITs in accordance with its investment objective and strategies makes the Fund vulnerable to a downturn in the real estate sector generally, or to specific events or circumstances, including a rise in borrowing costs for real estate assets, that may materially and adversely impact the real estate investment sector. Any such impact on the real estate investment sector would likely materially and adversely affect the Fund’s results of operations and financial condition.

Risks Related to an Investment In Shares

An investment in the Fund is subject to investment risk, including significant loss of the principal amount invested.

An investment in the Fund represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate-related investments may be more volatile and/or lower than other segments of the securities market. In addition, the Fund’s investments are illiquid, which may hinder the Fund’s ability to dispose of poorly performing assets in a timely manner, and which may correspondingly limit liquidity for the shareholders.

An investment in the Fund has limited liquidity because shareholders will generally have only limited rights to redeem capital from the Fund.

Shareholders have limited rights to redeem capital from the Fund. As a result, a shareholder that desires to liquidate his or her investment in the Fund may be unable to do so within a given timeframe, if at all. Therefore, shareholders must be prepared to bear the financial risks of an investment in shares of the Fund for an indefinite period of time.

There is a risk that shareholders may not receive distributions or that distributions may not grow over time.

The Fund makes distributions to shareholders out of assets legally available for distribution. There is no assurance that the Fund will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, the Fund may be limited in its ability to make distributions.

The amount of any distributions the Fund may make is uncertain, and any distributions will be authorized in the sole discretion of the Board. Distribution proceeds may exceed the Fund’s earnings, particularly during the period before the Fund has substantially invested the net proceeds. Therefore, portions of the distributions that the Fund makes may be a return of the money that a shareholder originally invested and represent a return of capital for tax purposes.

The Fund, subject to authorization by the Board, declares distributions on a quarterly basis and pay distributions on a quarterly basis. The Fund pays these distributions to shareholders out of assets legally available for distribution. While the Adviser may agree to limit the Fund’s expenses to ensure that such expenses are reasonable in relation to the Fund’s income, there can be no assurance that the Fund will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Prospectus. In addition, the inability to satisfy the asset coverage test applicable to the Fund as an investment company may limit the Fund’s ability to pay distributions. All distributions will be paid at the sole discretion of the Board and will depend on the Fund’s earnings, financial condition, maintenance of REIT status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. There can be no assurance that the Fund will pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from the proceeds of the offering or from borrowings in anticipation of future cash flow, which may constitute a return of capital. Such a return of capital is not immediately taxable, but reduces a shareholder’s tax basis in the Fund’s shares, which may result in a shareholder recognizing more gain (or less loss) when its shares are sold. Distributions from the proceeds of the Fund’s offering or from borrowings also could reduce the amount of capital the Fund ultimately invests in its investments.

Uncertainty relating to the London Interbank Offered Rate (“LIBOR”) calculation process may adversely affect the value of the Fund’s portfolio of Eligible Component Funds and Short-Term Investments.

On July 27, 2017, the United Kingdom (the “UK”) Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 31, 2021, the one-week and two-month LIBOR settings ceased to be published, and the remaining U.S. dollar LIBOR settings ceased to be published immediately following the LIBOR publication on June 30, 2023. However, the U.K. Financial Conduct Authority has announced that it will require the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. There can be no assurance that US dollar synthetic LIBOR will remain available in the future. Although the transition process away from LIBOR for many instruments has been completed, some LIBOR use is continuing and there are potential effects related to the transition away from LIBOR or continued use of LIBOR on the Fund. Accordingly, the transition process might lead to increased volatility and illiquidity in markets for instruments with terms tied to LIBOR.

To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, was formed. Financial regulators in the UK, the European Union (the “EU”), Japan and Switzerland also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. On July 22, 2021, the ARRC formally recommended SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside the U.S. The Bank of England’s current nominated replacement for sterling LIBOR is the Sterling Overnight Interbank Average Rate (“SONIA”). Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, including SONIA, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate.

In any event, LIBOR is likely to perform differently than in the past and, ultimately, cease to exist as a global benchmark going forward. Until an alternative benchmark rate(s) becomes generally accepted and regularly implemented in the market, the uncertainty as to the future of LIBOR, its eventual phase-out, the transition to one or more alternate benchmark rate(s), and the implementation of such new benchmark rate(s) may impact a number of factors, which, either alone or in the aggregate, may cause a material adverse effect on the Fund’s performance and the Fund’s ability to achieve its investment objective. The Adviser does not have prior experience in investing during a period of benchmark rate transition and there can be no assurance that the Adviser will be able to manage its business in a profitable manner before, during or after such transition.

The discontinuance of LIBOR may require the Fund to renegotiate credit agreements entered into prior to the discontinuation of LIBOR and extending beyond the discontinuance with the Fund’s portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Fund’s ability to receive attractive returns.

Depending on several factors, including those set forth above, and the related costs of negotiating and documenting necessary changes to documentation, the Fund’s business, financial condition and results of operations could be materially adversely impacted by the market transition or reform of certain reference rates and benchmarks. Other factors include the pace of the transition to replacement or reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rates, prices and liquidity of trading markets for products based on alternative reference rates, and the Fund’s ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

The IRS has issued regulations regarding the tax consequences of the transition from LIBOR or another interbank offered rate (“IBOR”) to a new reference rate in debt instruments and non-debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.

Quarterly repurchases by the Fund of its Shares typically will be funded by available cash. However, payment in cash for repurchased Shares may require the Fund to liquidate securities of Eligible Component Funds earlier than the Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. Repurchases of Shares will tend to reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund (a) may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, (b) may be able to allocate only a limited amount of assets to an Eligible Component Fund or (c) may have to wait a significant amount of time before the Eligible Component Fund has the capacity to accept the Fund’s subscription.

To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist. Investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment. The Fund may invest a substantial portion of its assets in Eligible Component Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Most of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Eligible Component Funds have made an election to be treated as a REIT for federal tax purposes or operate subsidiaries that have made such an election. Consequently, the tax risks described below under “Material Federal Income Tax Risks” also apply to these Eligible Component Funds or their subsidiaries.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the Eligible Component Funds that comprise the NFI-ODCE Index. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments.

There are only a limited number of Eligible Component Funds that comprise the NFI-ODCE Index. As a consequence, the performance of the Fund may be adversely affected by the unfavorable performance of a particular Eligible Component Fund. The performance of the Fund is also dependent on the performance of the Eligible Component Funds, so the Fund relies on the investment management skills and expertise of the managers of the Eligible Component Funds.

The Fund’s investment strategy is subject to tracking risk because Eligible Component Funds may have lower and or more volatile returns than the NFI-ODCE Index.

The Fund’s allocation of assets between Eligible Component Funds may not produce the desired index-tracking returns. In particular, the Fund may be unable to invest in Eligible Component Funds in exact correlation with the NFI-ODCE Index. Unexpected fees or expenses could also result in deviations between the respective performance of the NFI-ODCE Index and the Fund. In addition, the Fund has fees and expenses associated with its operation as a registered closed-end fund, including fees payable to its Adviser as well as administrative expenses related to its reporting and compliance obligations, that may cause the performance of the Fund to fall below that of the NFI-ODCE Index. Depending on the nature of such expenses, any such deviation may be material.

The ability of the Fund to execute on its investment strategy is a function of the Fund’s ability to attract qualified shareholders that will invest through the Fund in certain Eligible Component Funds in such amounts as is necessary to track the NFI-ODCE Index.

There can be no assurance that the Fund will be able to assemble a portfolio of investments in Eligible Component Funds with the necessary diversification and/or amounts deemed necessary to execute on the Fund’s investment strategy, or that the Fund will be able to redeem and commit to other Eligible Component Funds, in order to achieve the desired Eligible Component Fund weightings. In addition, there can be no assurance that the Fund will be able to rebalance the portfolio from time to time in order to account for, among other things, changes in the NFI-ODCE Index or changes in the size and composition of the Fund. The Fund may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, or may be able to allocate only a limited amount of assets to an Eligible Component Fund. The Fund’s investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment.

The use of leverage, such as borrowing money to purchase properties or securities, may cause an Eligible Component Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money.

Generally, the use of leverage also will cause an Eligible Component Fund to have higher expenses (primarily interest expenses) than those of funds that do not use such techniques. In addition, a lender to an Eligible Component Fund may terminate or refuse to renew any credit facility. If the Eligible Component Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may have the effect of depressing the returns of the Fund. As a result, the Fund may be subject to the effects of leverage, including the potential material adverse effect on its results of operations, even if it does not borrow funds for investments itself.

The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in Eligible Component Funds that invest principally in real estate and real estate-related industry securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more assets classes and economic sectors. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties.

The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Eligible Component Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, natural disasters and other factors which are beyond the control of the Fund, and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

●	Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
●	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.
●	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
●	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

●	Development Issues. Certain Eligible Component Funds may engage in forward commitments or direct development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.
●	Lack of Insurance. Certain of the Eligible Component Funds may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect investment performance.
●	Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of Eligible Component Funds may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations.

●	Financial Leverage. Eligible Component Funds may be leveraged and financial covenants may affect the ability of Eligible Component Funds to operate effectively.
●	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Eligible Component Fund may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio investment and, as a result, the amount available to make distributions on the Fund’s shares could be reduced.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Although the Fund intends to confirm that Eligible Component Funds in which it invests maintain comprehensive insurance on its investments in amounts sufficient, in a commercially reasonable manner, to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained.

There are numerous risks associated with investments in real estate-related debt and real estate-related securities that a shareholder should be aware of prior to investing in the Fund.

The Eligible Component Funds may seek to invest in real estate-related investments, which may include commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held by an Eligible Component Fund, the Eligible Component Fund and therefore the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Eligible Component Fund, the Adviser, and ultimately the Fund. In addition, even with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or secured by a single commercial mortgage loan or a pool of commercial real estate loans. Accordingly, the mortgage-backed securities which the Fund or an Eligible Component Fund invests in are subject to all of the risks of the underlying mortgage loans.

If an Eligible Component Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund or the Eligible Component Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

An Eligible Component Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B- Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by an Eligible Component Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

An Eligible Component Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund or the Eligible Component Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Eligible Fund’s mezzanine loan. If a borrower defaults on the Eligible Component Fund’s mezzanine loan or debt senior to the Eligible Component Fund’s loan, or in the event of a borrower bankruptcy, the Eligible Component Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Eligible Component Fund may not recover some or all of the Eligible Component Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

An Eligible Component Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Eligible Component Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund or the Eligible Component Funds, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund or the Eligible Component Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

There is no guarantee that the Fund will not face environmental problems associated with the real estate underlying the Fund’s investments.

The Eligible Component Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

There is a risk that the Fund will face problems associated with undisclosed matters presently unknown to the Fund.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in the Eligible Component Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by the Board and, as a result, there is uncertainty as to the value of the Fund’s investments.

Under the 1940 Act, the Fund is required to carry its investments in Eligible Component Funds at market value or, if there is no readily available market value, at fair value. Typically, there will not be a public market for the investments that the Fund makes. The Fund’s investments in Eligible Component Funds are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are illiquid and often subject to restrictions on transferability. As a result, the Fund is required to value these investments in Eligible Component Funds at fair value. In connection with such valuation process, the Fund is required to rely on financial information, including net asset values, provided by the Eligible Component Funds in which it invests in order to determine the fair value of its investment portfolio. Such entities may not provide the required financial information on a regular or timely basis, which may hinder the Fund’s ability to appropriately value its investments. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if the Fund tried to sell its investments. Due to this uncertainty, fair value determinations may cause the Fund’s net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize upon the sale of one or more of its investments.

The Fund may invest in assets with no or limited investment history or performance record upon which the Adviser will be able to evaluate their likely performance.

To the extent the NFI-ODCE Index changes to admit new Eligible Component Funds, the Fund may be required to invest in one or more entities with no or limited operating history, which would be subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve attractive investment returns. Consequently, the Fund’s profitability, net asset value and share price could be adversely affected, even if it is successful in closely tracking the NFI-ODCE Index.

Certain investments to be made by the Fund in the Eligible Component Funds are likely to be subject to lock-up periods or a suspension in redemptions.

There can be no assurance that the Fund will be able to sell or otherwise dispose of an investment in the Eligible Component Fund at a time that could be considered economically opportune, or at all. An investment in the Fund has limited liquidity because shareholders will generally have no rights to redeem capital from the Fund. As a result, shareholders must be prepared to bear the financial risks of an investment in the Fund for an indefinite period of time. In addition, if the Fund is unable to dispose of an investment at the desired time, it may impact the Fund’s ability to track the NFI-ODCE Index. To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist.

The Fund may experience fluctuations in its quarterly results.

The Fund could experience fluctuations in its quarterly operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet its investment criteria, the yield earned or interest rate payable on the investments in Eligible Component Funds the Fund acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

The payment of underlying portfolio manager fees and other charges could adversely impact the Fund’s returns.

The Fund may invest in Eligible Component Funds where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to the fees payable by the Fund. Given that many of the Eligible Component Funds are actively managed real estate focused investment vehicles, the fees and expenses charged by such Eligible Component Funds will likely be materially higher than those charged directly by the Fund, and accordingly, will have a material impact on the income distributed by the Eligible Component Funds in which the Fund invests. As a result, the Fund’s results of operations will likely be materially lower than if the Eligible Component Funds did not charge such fees and expenses to their respective investors, including the Fund.

Exposure to various catastrophic events may have a material effect on global financial markets or specific markets or issuers in which the Fund invests and could have a material adverse effect on the Fund.

The Fund may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, including the following: hurricanes, earthquakes and other natural disasters; war, terrorism and other armed conflicts; cyberterrorism; major or prolonged power outages or network interruptions; and public health crises, including infectious disease outbreaks, epidemics and pandemics. To the extent that any such event occurs and has a material effect on global financial markets or specific markets or issuers in which the Fund invests (or has a material negative impact on the operations of the Adviser or the Fund’s service providers), the risks of loss can be substantial and could have a material adverse effect on the Fund.

Risks Related to the Adviser and its Affiliates

The Adviser was recently established and has limited performance history.

The Adviser was established in 2023 and has limited direct performance history to examine. The Sub-Adviser of the Fund previously served as the adviser to the Fund prior to its conversion to a Delaware statutory trust on September 1, 2023.

The Adviser relies on proprietary models developed by the Adviser and information and data supplied by third parties (collectively, the “Models and Data”) in order to seek to achieve the Fund’s investment objective.

The Adviser endeavors to re-construct and track the NFI-ODCE Index on behalf of the Fund in accordance with the Fund’s investment objective. The Fund utilizes an Eligible Component Fund market weighting to determine the allocation to each Eligible Component Fund in the NFI-ODCE Index.  Once the values are determined, the Models and Data determine the target investment allocations for the Fund.  Based on market conditions, the Adviser closely monitors the capital flows of the Eligible Component Funds and executes target investment allocations.  The Fund does not intend to track the NFI-ODCE Index indirectly through the use of derivative instruments. If at any time the Models and Data prove to be materially incorrect, misleading or incomplete, any decisions made in reliance thereon may expose the Fund to the potential risk that it will fail to accurately track the performance of the NFI-ODCE Index, and therefore fail to achieve its investment objective. Moreover, any such risk of failure to track the NFI-ODCE Index will include the risk that the Fund will materially underperform such index. In addition, all models rely on correct market data inputs. If incorrect market data are entered into even a well-founded model, the resulting valuations will be incorrect. Although the Adviser endeavors to rely upon third-party sources of data that it believes to be reasonably accurate, there can be no assurance that data generated from third parties will be accurate. In addition, shareholders have no assurance that the Fund will achieve its targeted tracking error relative to the NFI-ODCE Index.

The Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

The Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Adviser to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between the Fund and other activities in which they are or may become involved. The Adviser and its personnel will devote only as much of its or their time and resources to the Fund’s business as the Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, the Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of the Adviser and its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Adviser and its affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets.

The Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser may simultaneously provide advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities.

Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund and such opportunities may be provided to affiliates of the Adviser.

To mitigate the foregoing conflicts, the Adviser and its affiliates seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. Notwithstanding such mitigating efforts, the Adviser may face conflicts in allocating limited investment or redemption opportunities in Eligible Component Funds between the Fund and other accounts the Adviser or its Senior Investment Professionals (as defined below) may manage or have authority over. As a result, there is a risk that the Fund may be unable to acquire sufficient interests in Eligible Component Funds to meet its investment objective, or that it may lack access to liquidity from its investments to allow it to repurchase Shares in a timely manner.

By reason of their responsibilities in connection with other activities of the Adviser or its respective affiliates and subsidiaries, certain employees of the Adviser and their affiliates and subsidiaries may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities.

As a result of their responsibility to the Adviser or its respective affiliates, certain employees of the Adviser, including the Adviser’s Senior Investment Professionals, may receive confidential information about one or more Eligible Component Funds. While the Fund expects only to purchase and redeem interests with the Eligible Component Funds themselves, rather than engaging in trades with third parties, in certain instances the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold if such persons have material non-public information in their possession. In such instances, the Fund may fail to participate in a gain or suffer a loss on its investment in a particular Eligible Component Fund that it would have otherwise received or avoided, which may have a material adverse effect on the Fund’s results of operations and financial condition.

Shareholders bear two layers of fees and expenses: (i) asset-based fees and expenses at the level of the Fund, and (ii) asset-based fees, incentive allocations or fees and expenses at the Eligible Component Fund level.

The Fund’s performance depends in large part upon the performance of the Eligible Component Funds, their managers and selected strategies. Redemption limitations may also restrict the Adviser’s ability to terminate investments in Eligible Component Funds. Eligible Component Funds are not publicly traded and, therefore, are not liquid investments. As a result, the Fund depends on Eligible Component Funds to provide a valuation of the Fund’s investments, which could vary from the actual sale price of the investment that may be obtained if such investment were sold to a third party. Each Eligible Component Fund typically relies upon independent third-party appraisals and such Eligible Component Fund’s asset manager and/or management to provide valuations. In addition to valuation risk, investors of Eligible Component Funds are not entitled to the protections of the 1940 Act. For example, Eligible Component Funds may not have independent boards, may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of risk of loss of a significant portion of the amount invested.

Material Federal Income Tax Risks

As the Fund generally pursues its investment objective by investing in the Eligible Component Funds, many of which are REITs or pass-through entities that invest in REITs, unless the context indicates otherwise, the risks relating to REITs discussed in this section with respect to the Fund should be understood to relate to the Fund and such REIT entities.

If the Fund Fails to Qualify as a REIT, the Fund Would Be Subject to U.S. Federal Income Tax as a Regular C Corporation and Would Not be Able to Deduct Distributions to Shareholders When Computing its Taxable Income

The Fund has elected to be taxed as a REIT. Accordingly, the Fund will operate in a manner consistent with REIT qualification rules; however, there can be no assurance that the Fund will qualify as a REIT or that it will remain so qualified. Determining whether the Fund qualifies as a REIT involves the application of highly technical and complex provisions of the Code to the Fund’s operations for which there are only limited judicial and administrative interpretations. In addition, determining whether the Fund qualifies as a REIT will involve numerous factual determinations concerning matters and circumstances not entirely within the Fund’s control.

If the Fund fails to qualify as a REIT, or qualifies but subsequently ceases to so qualify, the Fund will face serious tax consequences that would substantially reduce the funds available for distribution to the Fund’s shareholders for each of the years involved because:

●	The Fund will not be allowed to deduct its distributions to shareholders in computing its taxable income;
●	The Fund will be subject to U.S. federal and state income tax on its taxable income at regular corporate rates; and
●	Unless the Fund is entitled to relief under the Code, it would be disqualified from qualifying as a REIT for the four taxable years following the year during which it was disqualified.

Any such corporate tax liability may require the Fund to borrow funds or liquidate some investments to pay any such additional tax liability, which in turn could have an adverse impact on the value of the Shares of the Fund.

Although the Fund intends to operate so as to qualify as a REIT, future economic, market, legal, tax or other considerations might cause the Fund to revoke or lose its anticipated REIT status, which could have a material adverse effect on the Fund’s business, future prospects, financial condition or results of operations and could adversely affect the Fund’s ability to successfully implement its business strategy or pay a dividend.

Even if the Fund continues to qualify as a REIT:

●	The Fund may be subject to certain U.S. federal, state and local taxes and foreign taxes on its income and assets, taxes on any undistributed income, and state, local or foreign income, franchise, property and transfer taxes. The Fund could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain its ability to qualify as a REIT. The Fund holds certain of its assets and operations and receives certain items of income through one or more taxable REIT subsidiaries (“TRSs”). TRS assets and operations would continue to be subject, as applicable, to U.S. federal and state corporate income taxes. In addition, the Fund may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease the Fund’s earnings and its cash available for distributions to shareholders.
●	If the Fund were to make a technical or inadvertent mistake regarding whether certain items of its income satisfy either or both of the Code’s REIT gross income tests and as a result were to fail either or both such tests (and did not lose the Fund’s status as a REIT because such failure was due to reasonable cause and not willful neglect), the Fund would be subject to corporate level tax on the income that does not meet the Code’s REIT gross income test requirements. Any such taxes the Fund pays will reduce its cash available for distribution to its shareholders.

Failure to Make Sufficient Distributions Would Jeopardize the Fund’s Qualification as a REIT and/or Would Subject the Fund to U.S. Federal Income and Excise Taxes

A company must distribute to its shareholders with respect to each taxable year at least 90% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available net operating losses (“NOLs”)) in order to qualify as a REIT, and 100% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available NOLs) in order to avoid U.S. federal income and excise taxes. For these purposes, the non-TRS subsidiaries of a company that qualify as a REIT will be treated as part of such company and therefore such company will also be required to distribute out the taxable income of such subsidiaries. To the extent that the Fund satisfies the 90% distribution requirement, but distributes less than 100% of its REIT taxable income, the Fund will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Fund will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its shareholders for a calendar year is less than a minimum amount specified under the Code.

Generally, the Fund will distribute all or substantially all of its REIT taxable income. However, the Fund may decide to utilize its existing NOLs, if any, to reduce all or a portion of its taxable income in lieu of making corresponding distributions to its shareholders. If the Fund’s cash available for distribution falls short of its estimates, the Fund may be unable to maintain the proposed quarterly distributions that approximate its taxable income and, as a result, may be subject to U.S. federal income tax on the shortfall in distributions or may fail to qualify as a REIT. The Fund’s cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of nondeductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code denies a deduction, the creation of reserves or required debt service or amortization payments. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

Effect of Tax Status of Underlying Eligible Component Funds

The underlying Eligible Component Funds in which the Fund invests are generally expected to be treated as REITs or partnerships for U.S. federal income tax purposes. With respect to the underlying Eligible Component Funds treated as partnerships for U.S. federal income tax purposes, the Fund will be deemed to own its proportionate share of the assets of such underlying Eligible Component Funds based on the Fund’s interest in each such Eligible Component Fund and will be deemed to have earned its allocable share of the partnership income of each underlying Eligible Component Fund based on the Fund’s interest in such underlying Eligible Component Fund. The Fund cannot guarantee its continued qualification as a REIT, including, but not limited to, instances in which: (1) an underlying Eligible Component Fund owns all or any part of its assets through lower-tier entities treated as partnerships for U.S. federal income tax purposes, (2) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund the amounts and character of income earned by them, (3) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund acquisitions and dispositions of assets owned by them, (4) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not make timely distributions of their cash flow to the Fund, (5) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from engaging in transactions that will produce non-qualifying income for purposes of the REIT income tests and (6) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from purchasing non-qualifying assets or disposing of qualified assets for purposes of the REIT asset tests.

The Fund may Declare a “Consent Dividend” Which Would Result in Shareholders Experiencing “Phantom Income”

The Fund may declare “consent dividends” as may be necessary or appropriate to ensure or maintain its status as a REIT for U.S. federal income tax purposes and to avoid the imposition of any federal income or excise tax. A consent dividend is a hypothetical distribution (as distinguished from an actual distribution) that is treated for U.S. federal income tax purposes as if it were distributed in money by the Fund to its shareholders on the last day of the Fund’s taxable year, received by the Fund’s shareholders on that day, and immediately contributed by the Fund’s shareholders. Investors will be notified of consent dividends through financial reporting to shareholders and will be noted in the Fund’s financial statements that are included in annual shareholder reports. Shareholders should consult a tax professional for the tax consequences of investing in the Fund in light of their own circumstances, as well as for information on foreign, state and local taxes, which may apply.

Legislative or Other Actions Affecting Entities That Qualify As REITs, Including Adverse Change in Tax Laws, Could Have a Negative Effect on the Fund or its Shareholders

At any time, the U.S. federal income tax laws governing entities that qualify as REITs or the administrative interpretations of those laws may be amended or changed. Federal, state and local tax laws are constantly under review by persons involved in the legislative process, the IRS, the U.S. Department of the Treasury, and state and local taxing authorities. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, the Fund may be required to pay additional taxes on its assets or income following its qualification as a REIT. These increased tax costs could adversely affect the Fund’s financial condition, results of operations and the amount of cash available for payment of dividends. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect the Fund or its shareholders.

The Fund cannot predict whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to the Fund or its shareholders may be changed. Accordingly, any such change may significantly affect the Fund’s ability to qualify as a REIT, or the U.S. federal income tax consequences to a shareholder of the Fund.

The Board Will Be Able to Unilaterally Revoke the Fund’s Election to Be Taxed as a REIT and This May Have Adverse Consequences for the Fund’s Shareholders

The Fund’s Declaration of Trust provides that its Board may revoke or otherwise terminate its REIT election without the approval of the Fund’s shareholders, if the Board determines that it is no longer in the Fund’s best interests to elect to be taxed as a REIT for U.S. federal income tax purposes. If the Fund revokes its election to be so taxed, the Fund will not be allowed to deduct dividends paid to shareholders in computing the Fund’s taxable income, would not be eligible to elect to be treated as a REIT for five years, and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may adversely impact the Fund’s total return to its shareholders.

The Fund May Not Realize the Anticipated Benefits to Shareholders, Including the Achievement of Significant Tax Savings for the Fund and Regular Distributions to the Fund’s Shareholders

Even if the Fund successfully qualifies and remains qualified as a REIT, there can be no assurance that the Fund’s shareholders will experience benefits attributable to the Fund’s qualification and taxation as a REIT, including the Fund’s ability to reduce its corporate level federal tax through distributions to shareholders and to make regular distributions to shareholders. The realization of the anticipated benefits to shareholders will depend on numerous factors, many of which are outside the Fund’s control. In addition, future cash distributions to shareholders will depend on the Fund’s cash flows, as well as the impact of alternative, more attractive investments as compared to dividends. Further, changes in legislation or the federal tax rules could adversely impact the benefits of being a REIT.

Distributions

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of distributions (including any return of capital) is not fixed, but is currently targeted to represent an annual rate of approximately 4.00% of the Fund’s current net asset value per share. However, this distribution policy is subject to change and there can be no assurance that the Fund will be able to meet or maintain the targeted distribution rate. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distributions.”

Distributor

ALPS Distributors, Inc. (the “Distributor”) is the principal underwriter and distributor of the Class Y Shares, and serves in that capacity on a best efforts basis, subject to various conditions. Other broker-dealers (“Selling Agents”) may be appointed by the Distributor to assist in the sale of the Fund’s Shares on a best efforts basis. See “Plan of Distribution.”

Custodian and Transfer Agent

UMB Bank, N.A. serves as the Fund’s custodian. SS&C GIDS, Inc. serves as the Fund’s transfer agent (the “Transfer Agent”). See “Custodian and Transfer Agent.”

SUMMARY OF FUND EXPENSES

This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold the Fund’s Shares. The following table has been prepared and estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended June 30, 2025 using the Fund’s average net assets of approximately $31.7 million as of June 30, 2024.

Class Y
Shareholder Transaction Expenses
Maximum sales load (as a percentage of the offering price)(1)	None
Maximum Dealer Manager Fees (as a percentage of the offering price)(1)	None

Annual Expenses (Percentage of Net Assets Attributable to Shares)
Management Fee(2)	0.60%
Servicing Fee(3)	None
Interest payments on borrowed funds(4)	0.02%
Other Expenses(5)(6)	4.78%
Fees Waived and/or Expenses Reimbursed(7)	(4.28%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.12%

1	Alps Distributors, Inc. (the “Distributor”) is the principal underwriter and distributor of the Fund and serves in that capacity on a best efforts basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Class Y Shares are not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of Class Y Shares to their Selling Agents. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.

2	Pursuant to the Investment Advisory Agreement, the Adviser receives a Management Fee, calculated monthly and payable in arrears by the end of the following month by the Fund, at an annual rate equal to 0.60% of the net assets of the Fund. The Adviser, in turn, pays the Sub-Adviser a Sub-Adviser Management Fee for services provided under the Sub-Advisory Agreement. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee. The Sub-Adviser Management Fee is calculated monthly and payable in arrears by the end of the following month.

3	The Distributor receives ongoing shareholder servicing fees of 0.25% per annum (the “Servicing Fee”) payable monthly with respect to Class A Shares. No ongoing servicing or recordkeeping fees are currently paid with respect to Class Y Shares. The Servicing Fee is governed by the Fund’s Distribution and Service Plan.

4	Interest payments on borrowed funds are estimated based on the interest rate currently in effect with respect to the credit facility and includes the ongoing commitment fees payable under the terms of the credit facility. See “Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of liquidity measures, subject to the limitations of the 1940 Act on borrowings. No amounts have been drawn to date or are outstanding at the time of filing. The minimum fee is reflected in the table.

5	“Other Expenses” are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended June 30, 2025. Other Expenses include reasonably estimated costs the Fund can expect to incur related to professional fees, preferred share dividends, offering expenses and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, trustee fees, insurance costs and financing costs. Any offering expenses will be amortized over a 12-month period.

6	Amount shown does not include the indirect fees and expenses of the Underlying Funds that comprise the NFI-ODCE Index, in which the Fund invests. These Underlying Funds typically invest in interests in real estate, including mortgages and other interests therein, through entities qualifying as real estate investment trusts, or “REITs,” for federal income tax purposes. The fees and other expenses charged by such Underlying Funds (as disclosed by the Underlying Fund Managers to such funds), typically range between 0.35% and 1.50%. These fees and expenses represent the operating expenses of the Underlying Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of such Underlying Funds). The fees and expenses are estimated based, in large part, on the operating history of the Underlying Funds, which may change substantially over time and, therefore, significantly affect such expenses. Actual fees and expenses may be greater or less than those shown.

7	The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed, through October 30, 2025, to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign taxes, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.

Class Y Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class Y Shares and assuming (i) total annual expenses of net assets attributable to the Class Y Shares remains the same, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Operating Expense Limitation Agreement through October 30, 2025:

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$11	$125	$250	$575

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS

The selected data below sets forth the per share operating performance and ratios for the period presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this prospectus and the SAI. The financial information has been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose unqualified report on such Financial Statements is incorporated by reference into the SAI.

Accordant ODCE Index Fund – Class Y

FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Periods Presented

	For the period November 1, 2023 to June 30, 2024 (a)
Net asset value, beginning of period	$10.48

Income from Operations:
Net investment loss(b)	(0.01)
Net realized and unrealized loss on investments	(0.82)
Total from investment operations	(0.83)

Distributions:
From net investment income	(0.03)
Return of Capital	(0.26)
Total distributions	(0.29)
Decrease in Net Asset Value	(1.12)
Net asset value, end of period	$9.36
Total Return	(7.95	)%(c)(d)
Ratios to Average Net Assets

Ratios and Supplemental Data:
Net assets, end of period (000’s)	$172
Ratios to Average Net Assets
Ratio of expenses to average net assets including fee waivers/reimbursements	1.12	%(e)(f)
Ratio of expenses to average net assets without fee waivers/reimbursements	8.47	%(e)(f)
Net investment loss	(0.23	)%(e)(f)
Portfolio turnover rate	3	%(c)

(a)	Class Y commenced operations on November 1, 2023.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Not annualized.

(d)	Total return would have been lower had management not waived fees.
(e)	The ratios of expenses and net investment income to average net assets do not reflect the Fund's proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees.
(f)	Annualized.

THE FUND

The Fund is a non-diversified, closed-end management investment company that operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act and continuously offers its Shares. The Fund was formed as a Maryland corporation on April 11, 2019 and converted to a Delaware statutory trust on September 1, 2023 and has elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. The Fund’s principal office is located at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

USE OF PROCEEDS

The Fund invests the net proceeds from the sale of its Shares in accordance with the Fund’s investment objective and strategies as stated below. The Fund generally invests the proceeds from the offering as soon as practicable, which under normal circumstances will be within three months from receipt thereof. However, in certain limited circumstances, such as in the case of unusually large cash inflows, the Fund may take up to six months or longer to fully invest the proceeds from the offering. Pending investment pursuant to the Fund’s investment objective and strategies, the net proceeds of the offering may be invested in permitted temporary investments, including, without limitation, short-term U.S. government securities, bank certificates of deposits and other short-term liquid investments. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

INVESTMENT OBJECTIVE AND STRATEGIES

Benefits of Investing in Real Estate

The Adviser believes that allocating a portion of your investment portfolio to Underlying Funds which invest in real estate may provide you with a steady source of income, broader portfolio diversification than the average investor, and a hedge against inflation and attractive risk-adjusted returns based on historical information for this asset class. There is no guarantee that the Fund’s investments will provide these benefits.

Investment Objective

The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. In addition to Eligible Component Funds, the Fund may invest up to 20% of its net assets in other Underlying Funds that focus on real estate investments, although the Fund expects to invest 100% of its net assets in Eligible Component Funds, under normal circumstances. The Fund may engage in one or more secondary transactions involving the purchase or sale of interests in Eligible Component Funds, Underlying Funds, or other eligible assets. Generally, the Adviser expects that the Fund will acquire or sell assets through secondary transactions to the extent it can achieve better pricing and/or timely execution of the acquisition or sale, as applicable. The circumstances under which the Fund may invest in such Underlying Funds are expected to include (i) when the Adviser or Sub-Adviser believes based on publicly available information that the Underlying Fund will be included in the NFI-ODCE Index at a future date or (ii) when an Underlying Fund that was previously an Eligible Component Fund ceases to be included in the NFI-ODCE Index.  Investments in such Underlying Funds are intended to provide the Fund additional flexibility to manage its investment portfolio consistent with its investment strategy during periods when changes are made or are expected to be made to the real estate investment vehicles that comprise the NFI-ODCE Index.  The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments), or other liquid securities that will facilitate the achievement of the investment objective. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. There can be no assurance the Fund will achieve its investment objective.

The Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or Section 3(c)(7) under the 1940 Act or collateralized fund obligations backed by such private funds.

Summary of the Investment Process

The Fund anticipates investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Eligible Component Funds that comprise the NFI-ODCE Index. There can be no assurance the Fund will achieve its investment objective.

Portfolio Weighting and Investment Process

The Adviser has determined that the best index available as a benchmark for the Fund is the NFI-ODCE Index, for reasons previously discussed. The biggest determining factors being the wide use of the NFI-ODCE Index by potential investors and the overall market acceptance of this index. The Fund’s investment objective is to seek to track the NFI-ODCE Index on a net-of-fee basis while minimizing tracking error.

Temporary Strategies

Pending investment in portfolio assets consistent with the Fund’s investment objective and strategies, the Fund may invest in cash equivalents, U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities, money market funds, repurchase agreements, fixed income securities, traded real estate-related securities, certificates of deposit issued against funds deposited in a bank or a savings and loan association, commercial paper, bankers’ acceptances, bank time deposits, securities issued or guaranteed by the federal government or any of its agencies, or any state or local government, high-quality debt securities or any other securities or cash equivalents that the Advisers consider appropriate, which the Fund refers to, collectively, as temporary investments. There is no percentage restriction on the proportion of the Fund’s assets that may be invested in such temporary investments.

It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.

Allocation of Investment Opportunities

Certain other existing or future funds, investment vehicles and accounts managed by one or more of the Advisers and their respective affiliates invest in securities, properties and other assets in which the Fund seeks to invest. Such investments are subject to restrictions on co-investments imposed by the 1940 Act that may result in the Fund potentially not receiving co-investment opportunities. The Adviser’s allocation policy is subject to the limitations on co-investments imposed by the 1940 Act. The Adviser’s and the Sub-Adviser’s respective allocation policies are designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by such Adviser and its affiliates. The Adviser’s allocation policy provides that once an investment has been approved it will be allocated to the funds or other pools of capital that have investment strategies suitable for such investment opportunity. If an investment opportunity is suitable for more than one fund or pool of capital, each suitable fund or pool of capital will receive a share of the investment based on its desired hold amount. Determinations as to desired hold amounts are based on such factors as, without limitation: investment objectives and focus, target investment sizes, available capital, the timing of capital inflows and outflows and anticipated capital commitments and subscriptions, liquidity profile, applicable concentration limits and other investment restrictions, mandatory minimum investment rights and other contractual obligations applicable to participating funds and pools of capital, portfolio diversification, tax efficiencies and potential adverse tax consequences, regulatory restrictions applicable to participating funds and pools of capital, policies and restrictions (including internal policies and procedures) applicable to the participating funds and pools of capital, the avoidance of odd-lots or cases where a pro rata or other defined allocation methodology would result in a de minimis allocation to any participating funds and pools of capital, the potential dilutive effect of a new position, the overall risk profile, targeted leverage levels and targeted return of a portfolio, and the potential return available from a debt investment as compared to an equity investment. The outcome of this determination will result in the allocation of all, some or none of an investment opportunity to the Fund. Allocation of identified investment opportunities among the Fund, the Advisers and other investment vehicles advised or managed by the Adviser or Sub-Adviser presents inherent conflicts of interest where demand exceeds available supply. Each Adviser believes it is likely that there will be an overlap of investment opportunities for the Fund and other investment vehicles or proprietary accounts advised or managed by such Adviser, and the Fund’s share of investment opportunities may be materially affected by competition from such other investment vehicles or proprietary entities. Investors should note that the conflicts inherent in making such allocation decisions will not always be resolved in favor of the Fund.

Subject to applicable law, affiliates of the Adviser or the Sub-Adviser may, from time to time, invest in one of the Fund’s portfolio investments and hold a different class of securities than the Fund. To the extent that an affiliate of one or more of the Advisers holds a different class of securities than the Fund, its interests might not be aligned with the Fund’s. Notwithstanding the foregoing, the relevant Adviser will act in the best interest of the Fund in accordance with its fiduciary duty to the Fund. As a registered closed-end management investment company, the Fund is generally limited in its ability to invest in any investment in which the Advisers or any of their affiliates currently has an investment or to make any co-investments with the Advisers or their affiliates without an exemptive order from the SEC, subject to certain exceptions. Absent co-investment relief, if a negotiated investment opportunity that the Fund cannot participate with affiliated funds in without co-investment relief is appropriate for both the Fund and one or more other funds, investment vehicles and accounts managed by one or more of the Advisers (or an affiliate of such Advisers), the investment opportunity will not be shared and the Fund will receive all or none of the investment opportunity, on a basis that fairly and equitably distributes investment opportunities over time taking into consideration whether the Fund, any other fund, investment vehicle and account managed by such Adviser or affiliates of the Adviser has a particular focus with respect to such investment opportunity. Additionally, certain investment opportunities that may be appropriate for the Fund may be allocated to other existing or future funds, investment vehicles and accounts managed by the Adviser, the Sub-Adviser or their respective affiliates.

LEVERAGE

The Fund may use leverage within the levels permitted by the 1940 Act, including, without limitation, to provide the Fund with temporary liquidity to acquire investments in Underlying Funds in advance of its receipt of redemption proceeds from an investment in another Underlying Fund. The Fund itself uses entity level debt (borrowings at the Fund level) and expects the Underlying Funds may further utilize property-level debt financing (mortgages on the Underlying Fund’s properties that are not recourse to the Underlying Fund except in extremely limited circumstances) or other fund-level financing. Property-level debt will be incurred by operating entities held by the Underlying Fund and secured by real estate owned by such operating entities. If an operating entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Underlying Fund or its subsidiaries, if any. The Underlying Fund may also incur its own entity-level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing.

The Fund may borrow money through a credit facility or other arrangements in order to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other investments or additional sales of Shares).

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings and expects to pay a commitment and/or other fee to maintain the credit facility; either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Underlying Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered closed-end investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, and 200% of its indebtedness (including amounts borrowed) plus preferred shares outstanding, each as measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness), and for every dollar of indebtedness plus the liquidation value of its preferred shares outstanding, the investment company is required to have at least two dollars of assets. The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Fund may also borrow in excess of such limit for temporary purposes such as the settlement of transactions. Leverage is generally considered a speculative technique. To the extent the Fund uses leverage in connection with the Fund’s investment activities, the potential for loss on amounts invested in the Fund will be magnified and may increase the risk of investing in the Fund’s shares.

The Fund may not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including the Adviser’s outlook for the market and the costs that the Fund would incur as a result of such leverage. Any borrowings and preferred shares would have seniority over the Shares. There is no assurance that the Fund’s leveraging strategy will be successful.

Any borrowings and preferred shares (if issued) leverage your investment in the Fund’s Shares. Holders of Shares bear the costs associated with any borrowings, and if the Fund issues preferred shares, holders of Shares would bear the offering costs of the preferred share issuance. The Board may authorize the use of leverage through borrowings and preferred shares without the approval of the holders of Shares.

The Fund is permitted to negotiate with banks or other financial institutions to arrange one or more credit facilities pursuant to which the Fund would be entitled to borrow additional amounts; provided that the Fund continues to comply with the Asset Coverage Requirement. As noted above, the Fund expects to borrow money through a Credit Facility to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. The Fund may enter into one or more additional lines of credit for, without limitation, investment for purposes of investment purchases, to meet repurchase requests and for other liquidity measures, subject to the limitations of the 1940 Act on borrowings.

The Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund’s credit facilities may contain customary covenants that, among other things, limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. In connection with any new credit facility, the Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged, but the lenders of such credit facility may have the ability to foreclose on such assets in the event of a default under the credit facility pursuant to a tri-party arrangement among the Fund, its custodian and such lenders. The Fund’s custodian is not an affiliate of the Fund, as such term is defined in the 1940 Act. The Fund expects that any such credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Fund will enter into an agreement for any new credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the credit facility may in the future be replaced or refinanced by one or more Credit Facilities having substantially different terms or by the issuance of preferred shares or debt securities.

On January 12, 2024, the Fund entered into a one-year $2.0 million credit and security agreement (the “Credit Facility”) with TriState Capital Bank that matures on January 10, 2025. All of the Fund’s investments are designated as collateral on the credit and security agreement. Borrowings under the Credit Facility bear interest at a rate of one-month SOFR plus 2.75%. The Credit Facility may be increased to a maximum of $15.0 million. During the period from January 12, 2024 to June 30, 2024, there were no borrowings under the Credit Facility and the Fund paid unused fees of $2.4 thousand. There are no outstanding borrowings under the Credit Facility on June 30, 2024.

Changes in the value of the Fund’s portfolio investments, including costs attributable to leverage, are borne entirely by the holders of the Shares. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage decreases (or increases) the NAV per Share to a greater extent than if the Fund were not leveraged.

Utilization of leverage is a speculative investment technique and involves certain risks to holders of Shares. These include the possibility of higher volatility of the NAV of the Shares. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage is to cause holders of Shares to realize a higher rate of return than if the Fund were not so leveraged. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Shares is reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Shares than if the Fund were not so leveraged.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than borrowings and outstanding preferred shares). Under the 1940 Act, the Fund may only issue one class of preferred shares.

In October 2020, the SEC adopted Rule 18f-4, which regulates the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. The Fund’s trading of derivatives and other transactions that create future payment or delivery obligations is subject to value-at-risk (“VaR”) leverage limits and derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Fund satisfies a “limited derivatives users” exception that is included in the final rule. Under the rule, when the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. The SEC also provided guidance in connection with the rule regarding the use of securities lending collateral that may limit a Fund’s securities lending activities. In addition, under the rule, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security (as defined under Section 18(g) of the 1940 Act), provided that, (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). A Fund may otherwise engage in when-issued, forward-settling and non-standard settlement cycle securities transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, under the rule, the Fund is permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due.

RISKS

Investment in the Fund involves a high degree of risk and, therefore, is suitable only for sophisticated investors for whom such an investment is not a complete investment program and who are capable of evaluating the risks of the Fund and bearing the risks it represents. There can be no assurance that the Fund will be able to achieve its investment objective or that shareholders will receive a return on their capital. Investment results may vary substantially. Investors should carefully consider the following information together with the rest of the information contained in the Fund documents and consult with their own advisors before making a decision to purchase the Shares. The risk factors delineated below, however, do not purport to be a complete explanation of the risks involved in making an investment in the Fund. References to the NFI-ODCE Index also apply to the NFI-ODCE Index X.

Risks Related to the Fund’s Business And Structure

The Fund is managed exclusively by the Adviser and Sub-Adviser.

The Adviser, as the investment adviser of the Fund, and under the supervision of the Board, has discretion over the investment of the funds committed to the Fund as well as the ultimate realization of any profits. As such, the pool of funds in the Fund represents a blind pool of funds. Shareholders rely on the Adviser to conduct the business as contemplated by this Prospectus.

Shareholders will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Fund.

The Adviser, under the supervision of the Board, has sole discretion in structuring, negotiating and purchasing, financing, monitoring and eventually divesting investments made by the Fund. Consequently, shareholders will not be able to evaluate for themselves the merits of particular investments prior to the Fund making such investments. Accordingly, shareholders rely exclusively on the ability of the Adviser to select and manage such investments.

The loss of key employees of the Adviser may have a detrimental impact on the Fund, its financial conditions and results of operations.

The Fund’s success depends in substantial part upon the skill and expertise of the Adviser and the employees employed by the Adviser. The loss of any of the Adviser’s key employees would likely have a significant detrimental effect on the Fund’s business, financial condition and results of operations. In particular, a loss of key personnel could cause the Fund to be unable to achieve its investment objective, or to suffer a material deviation in performance from the NFI-ODCE Index that the Fund tracks.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party.

The Investment Advisory Agreement, Sub-Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If an agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace its Adviser or Sub-Adviser or appoint a new Administrator.

The Board may modify or waive the Fund’s current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

The Board has the authority to modify or waive the Fund’s current operating policies, investment criteria and strategies without prior notice and without shareholder approval. The Fund cannot predict the effect any changes to its current operating policies, investment criteria and strategies would have on its business, net asset value, operating results or the value of its shares. However, the effects might be adverse, which could negatively impact the Fund’s ability to pay shareholders distributions and cause a shareholder to lose all or part of his or her investment. Moreover, the Fund will have significant flexibility in investing the net proceeds of any offering and may use the net proceeds in ways with which shareholders may not agree. Finally, since the Shares are not listed on a national securities exchange, shareholders will be limited in their ability to sell their shares in response to any changes in the Fund’s operating policies, investment criteria or strategies.

Each shareholder bears its share of the expenses of the Fund. Fees and expenses of the Fund will generally be paid regardless of whether the Fund produces positive investment returns.

The Fund is required to pay the Adviser a management fee in connection with its management of the Fund’s portfolio. In addition, the Fund bears all of the other expenses associated with its operation, including its allocable share of overhead and the compensation of personnel retained by the Adviser to provide administrative services to the Fund. As a result, the Fund, and indirectly its shareholders, bears a material amount of expenses in connection with the Fund’s operation. To the extent the Fund is unable to achieve sufficiently positive returns to offset such expenses, the Fund may be required to use existing assets to pay its expenses, which could reduce its net asset value and materially and adversely affect its financial condition and results of operations.

The Investment Advisory Agreement provides that the Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as the Fund’s agent shall be entitled to indemnification.

The Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as the Fund’s agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, and the Adviser and such other person shall be held harmless for any loss or liability suffered by the Fund, if (i) the Adviser has determined, in good faith, that the course of conduct which caused the loss or liability was in the Fund’s best interests, (ii) the Adviser or such other person was acting on behalf of or performing services for the Fund, (iii) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or an affiliate thereof acting as the Fund’s agent, and (iv) the indemnification or agreement to hold the Adviser or such other person harmless is only recoverable out of the Fund’s net assets and not from the shareholders.

The forum selection clause included in the Fund’s Declaration of Trust may hinder the ability of shareholders to bring claims resulting from their investment in the Fund in a jurisdiction of their choosing.

The Fund’s Declaration of Trust includes a forum selection provision that generally requires that any claims brought by shareholders be made in the Court of Chancery of the State of Delaware, or, if that Court does not have subject matter jurisdiction, any other court in the State of Delaware with subject matter jurisdiction. While such forum selection clause is not applicable to claims brought under federal securities laws, as Section 44 under the 1940 Act generally provides that federal courts shall have exclusive jurisdiction for any suits or actions brought to enforce any liability or duty created under the 1940 Act, the forum selection clause included in the Fund’s Declaration of Trust will likely make it more difficult for a shareholder to successfully pursue litigation against the Fund or those covered by the Fund’s forum selection clause in another jurisdiction, including one that may be more favorable to such shareholder. In addition, to the extent an active trading market for the Fund’s shares develops in the future, the existence of a forum selection clause may discourage certain investors from acquiring the Fund’s shares, which may hinder the price at which they trade.

The Fund is subject to a variety of litigation risks, particularly if one or more of its investments face financial or other difficulties.

Legal disputes involving any or all of the Fund, the Adviser, its respective members or any of their respective affiliates may arise from the foregoing activities and any other activities relating to the operation of the Fund (or such other persons or other entities) and could have a significant adverse effect on the Fund. In addition, the provision of managerial assistance and/or control with respect to an investment (or a related portfolio company (as discussed above)) exposes the Fund to potential liability. Although such investment or portfolio company may have insurance to protect board of director members (or other analogous persons) from such liability, such insurance may not be obtained by all of the investments or portfolio companies and/or may be insufficient if obtained.

Changes in laws or regulations governing the Fund’s operations may adversely affect the Fund’s business or cause the Fund to alter its business strategy.

The Fund, and the Eligible Component Funds in which the Fund invests, are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing the Fund’s operations relating to permitted investments may cause the Fund to alter its investment strategy to avail itself of new or different opportunities. Such changes could result in material differences to the Fund’s strategies and plans as set forth in this Prospectus and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of a shareholder’s investment.

Regulations governing the Fund’s operation as a registered closed-end management investment company affect the Fund’s ability to raise additional capital and the way in which it does so. As a registered closed-end management investment company, the necessity of raising additional capital may expose the Fund to risks.

Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue additional shares of preferred shares or other senior securities that represent equity so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of its outstanding senior securities that are equity, is at least 200% after each issuance thereof. If the value of the Fund’s assets declines, the Fund may be unable to satisfy these tests. If that happens, the Fund may be required to sell a portion of its investments in Eligible Component Funds and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding senior securities that are equity, in each case, at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to the Fund’s common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred shares, the preferred shares would rank “senior” to common shares in its capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Fund’s common shareholders, and the issuance of shares of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the common shares or otherwise be in a shareholder’s best interest.

The Fund is not generally able to issue and sell shares at a price below net asset value per share. The Fund may, however, sell its shares at a price below the then-current net asset value per share if the Board determines that such sale is in the best interests of the Fund and shareholders, and shareholders approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing more shares, then the percentage ownership of shareholders at that time will decrease, and shareholders may experience dilution.

The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the SEC.

Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and the Fund is generally prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund. In addition, as a result of the foregoing restrictions, the Fund may in certain cases agree to waive certain voting rights with respect to the Fund’s investments in Eligible Component Funds in order to preserve the Fund’s ability to purchase and redeem interests in such Eligible Component Funds.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect the Fund.

The Fund is subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. The Fund is required to periodically review its internal control over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting. This process will also result in a diversion of management’s time and attention. The Fund cannot be certain as to the timing of the completion of its evaluation, testing and remediation actions or the impact of the same on its operations and the Fund may not be able to ensure that the process is effective or that its internal controls over financial reporting are or will be effective in a timely manner. In the event that the Fund is unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, the Fund may be adversely affected.

The impact of financial regulation on the Fund is uncertain.

Legislators and regulators remain focused on the regulation of the financial services industry. The changes resulting from legislation or regulation may require the Fund to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact the Fund’s business, results of operations and financial condition. While the Fund cannot predict what effect any future changes in the laws or regulations or their interpretations would have on the Fund, these changes could be adverse to the Fund and the shareholders.

In December 2023, the SEC adopted rule amendments providing that any covered clearing agency (“CCA”) for U.S. Treasury securities require that every direct participant of the CCA (which generally would be a bank or broker-dealer) submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which it is a counterparty. The clearing mandate includes in its scope all repurchase or reverse repurchase agreements of such direct participants collateralized by U.S. Treasury securities (collectively, “Treasury repo transactions”) of a type accepted for clearing by a registered CCA, including both bilateral Treasury repo transactions and triparty Treasury repo transactions where a bank agent provides custody, collateral management and settlement services.

The Treasury repo transactions of registered funds with any direct participants of a CCA will be subject to the mandatory clearing requirement. Currently, the Fixed Income Clearing Corporation (“FICC”) is the only CCA for U.S. Treasury securities. FICC currently operates a “Sponsored Program” for clearing of Treasury repo transactions pursuant to which a registered fund may enter into a clearing arrangement with a “sponsoring member” bank or broker-dealer that is a direct participant of FICC as a “sponsored member” of FICC.

Compliance with the clearing mandate for Treasury repo transactions is scheduled to be required by June 30, 2026. The clearing mandate is expected to result in the Fund being required to clear all or substantially all of its Treasury repo transactions as of the compliance date. There are currently substantial regulatory and operational uncertainties associated with the implementation which may affect the cost, terms and/or availability of cleared repo transactions. The Investment Adviser will monitor developments in the Treasury repo transactions market as the implementation period progresses.

The Fund may face increasing competition for investment opportunities in Eligible Component Funds, which could delay deployment of its capital, reduce returns and result in losses.

The Fund may compete for investments with other investment companies and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, may invest in the same Eligible Component Funds. As a result of these new entrants, competition for investment opportunities in Eligible Component Funds may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial resources than the Fund, which may better position them to acquire available Eligible Component Funds rather than the Fund. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a registered closed-end management investment company, which may impact their relative ability to close new investments in Eligible Component Funds versus the Fund.

The Fund may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund has a fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. In addition, the Fund’s focus on investments in REITs in accordance with its investment objective and strategies makes the Fund vulnerable to a downturn in the real estate sector generally, or to specific events or circumstances, including a rise in borrowing costs for real estate assets, that may materially and adversely impact the real estate investment sector. Any such impact on the real estate investment sector would likely materially and adversely affect the Fund’s results of operations and financial condition.

Risks Related to an Investment In Shares

An investment in the Fund is subject to investment risk, including significant loss of the principal amount invested.

An investment in the Fund represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate-related investments may be more volatile and/or lower than other segments of the securities market. In addition, the Fund’s investments are illiquid, which may hinder the Fund’s ability to dispose of poorly performing assets in a timely manner, and which may correspondingly limit liquidity for the shareholders.

An investment in the Fund has limited liquidity because shareholders will generally have only limited rights to redeem capital from the Fund.

Shareholders have limited rights to redeem capital from the Fund. As a result, a shareholder that desires to liquidate his or her investment in the Fund may be unable to do so within a given timeframe, if at all. Therefore, shareholders must be prepared to bear the financial risks of an investment in shares of the Fund for an indefinite period of time.

There is a risk that shareholders may not receive distributions or that distributions may not grow over time.

The Fund makes distributions to shareholders out of assets legally available for distribution. There is no assurance that the Fund will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, the Fund may be limited in its ability to make distributions.

The amount of any distributions the Fund may make is uncertain, and any distributions will be authorized in the sole discretion of the Board. Distribution proceeds may exceed the Fund’s earnings, particularly during the period before the Fund has substantially invested the net proceeds. Therefore, portions of the distributions that the Fund makes may be a return of the money that a shareholder originally invested and represent a return of capital for tax purposes.

The Fund, subject to authorization by the Board, declares distributions on a quarterly basis and pay distributions on a quarterly basis. The Fund pays these distributions to shareholders out of assets legally available for distribution. While the Adviser may agree to limit the Fund’s expenses to ensure that such expenses are reasonable in relation to the Fund’s income, there can be no assurance that the Fund will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Prospectus. In addition, the inability to satisfy the asset coverage test applicable to the Fund as an investment company may limit the Fund’s ability to pay distributions. All distributions will be paid at the sole discretion of the Board and will depend on the Fund’s earnings, financial condition, maintenance of REIT status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. There can be no assurance that the Fund will pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from the proceeds of the offering or from borrowings in anticipation of future cash flow, which may constitute a return of capital. Such a return of capital is not immediately taxable, but reduces a shareholder’s tax basis in the Fund’s shares, which may result in a shareholder recognizing more gain (or less loss) when its shares are sold. Distributions from the proceeds of the Fund’s offering or from borrowings also could reduce the amount of capital the Fund ultimately invests in its investments.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the Fund’s portfolio of Eligible Component Funds and Short-Term Investments.

On July 27, 2017, the UK Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 31, 2021, the one-week and two-month LIBOR settings ceased to be published, and the remaining U.S. dollar LIBOR settings ceased to be published immediately following the LIBOR publication on June 30, 2023. However, the U.K. Financial Conduct Authority has announced that it will require the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. There can be no assurance that US dollar synthetic LIBOR will remain available in the future. Although the transition process away from LIBOR for many instruments has been completed, some LIBOR use is continuing and there are potential effects related to the transition away from LIBOR or continued use of LIBOR on the Fund. Accordingly, the transition process might lead to increased volatility and illiquidity in markets for instruments with terms tied to LIBOR.

To identify a successor rate for U.S. dollar LIBOR, the ARRC, a U.S.-based group convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, was formed. Financial regulators in the UK, the EU, Japan and Switzerland also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. On July 22, 2021, the ARRC formally recommended SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside the U.S. The Bank of England’s current nominated replacement for sterling LIBOR is the SONIA. Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, including SONIA, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate.

In any event, LIBOR is likely to perform differently than in the past and, ultimately, cease to exist as a global benchmark going forward. Until an alternative benchmark rate(s) becomes generally accepted and regularly implemented in the market, the uncertainty as to the future of LIBOR, its eventual phase-out, the transition to one or more alternate benchmark rate(s), and the implementation of such new benchmark rate(s) may impact a number of factors, which, either alone or in the aggregate, may cause a material adverse effect on the Fund’s performance and the Fund’s ability to achieve its investment objective. The Adviser does not have prior experience in investing during a period of benchmark rate transition and there can be no assurance that the Adviser will be able to manage its business in a profitable manner before, during or after such transition.

The discontinuance of LIBOR may require the Fund to renegotiate credit agreements entered into prior to the discontinuation of LIBOR and extending beyond the discontinuance with the Fund’s portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Fund’s ability to receive attractive returns.

Depending on several factors, including those set forth above, and the related costs of negotiating and documenting necessary changes to documentation, the Fund’s business, financial condition and results of operations could be materially adversely impacted by the market transition or reform of certain reference rates and benchmarks. Other factors include the pace of the transition to replacement or reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rates, prices and liquidity of trading markets for products based on alternative reference rates, and the Fund’s ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

The IRS has issued regulations regarding the tax consequences of the transition from LIBOR or another IBOR to a new reference rate in debt instruments and non-debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.

Quarterly repurchases by the Fund of its Shares typically will be funded by available cash. However, payment in cash for repurchased Shares may require the Fund to liquidate securities of Eligible Component Funds earlier than the Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. Repurchases of Shares will tend to reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund (a) may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, (b) may be able to allocate only a limited amount of assets to an Eligible Component Fund or (c) may have to wait a significant amount of time before the Eligible Component Fund has the capacity to accept the Fund’s subscription.

To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist. Investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment. The Fund may invest a substantial portion of its assets in Eligible Component Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Most of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Eligible Component Funds have made an election to be treated as a REIT for federal tax purposes or operate subsidiaries that have made such an election. Consequently, the tax risks described below under “Material Federal Income Tax Risks” also apply to these Eligible Component Funds or their subsidiaries.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the Eligible Component Funds that comprise the NFI-ODCE Index. In addition to Eligible Component Funds, the Fund may invest in other Underlying Funds that focus on real estate investments.

There are only a limited number of Eligible Component Funds that comprise the NFI-ODCE Index. As a consequence, the performance of the Fund may be adversely affected by the unfavorable performance of a particular Eligible Component Fund. The performance of the Fund is also dependent on the performance of the Eligible Component Funds, so the Fund relies on the investment management skills and expertise of the managers of the Eligible Component Funds.

The Fund’s investment strategy is subject to tracking risk because Eligible Component Funds may have lower and or more volatile returns than the NFI-ODCE Index.

The Fund’s allocation of assets between Eligible Component Funds may not produce the desired index-tracking returns. In particular, the Fund may be unable to invest in Eligible Component Funds in exact correlation with the NFI-ODCE Index. Unexpected fees or expenses could also result in deviations between the respective performance of the NFI-ODCE Index and the Fund. In addition, the Fund has fees and expenses associated with its operation as a registered closed-end fund, including fees payable to its Adviser as well as administrative expenses related to its reporting and compliance obligations, that may cause the performance of the Fund to fall below that of the NFI-ODCE Index. Depending on the nature of such expenses, any such deviation may be material.

The ability of the Fund to execute on its investment strategy is a function of the Fund’s ability to attract qualified shareholders that will invest through the Fund in certain Eligible Component Funds in such amounts as is necessary to track the NFI-ODCE Index.

There can be no assurance that the Fund will be able to assemble a portfolio of investments in Eligible Component Funds with the necessary diversification and/or amounts deemed necessary to execute on the Fund’s investment strategy, or that the Fund will be able to redeem and commit to other Eligible Component Funds, in order to achieve the desired Eligible Component Fund weightings. In addition, there can be no assurance that the Fund will be able to rebalance the portfolio from time to time in order to account for, among other things, changes in the NFI-ODCE Index or changes in the size and composition of the Fund. The Fund may not be able to invest in certain Eligible Component Funds that are oversubscribed or closed, or may be able to allocate only a limited amount of assets to an Eligible Component Fund. The Fund’s investments in certain Eligible Component Funds may be subject to lock-up periods, during which the Fund may not redeem its investment.

The use of leverage, such as borrowing money to purchase properties or securities, may cause an Eligible Component Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money.

Generally, the use of leverage also will cause an Eligible Component Fund to have higher expenses (primarily interest expenses) than those of funds that do not use such techniques. In addition, a lender to an Eligible Component Fund may terminate or refuse to renew any credit facility. If the Eligible Component Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may have the effect of depressing the returns of the Fund. As a result, the Fund may be subject to the effects of leverage, including the potential material adverse effect on its results of operations, even if it does not borrow funds for investments itself.

The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in Eligible Component Funds that invest principally in real estate and real estate-related industry securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more assets classes and economic sectors. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties.

The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Eligible Component Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, natural disasters and other factors which are beyond the control of the Fund, and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

●	Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
●	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.
●	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
●	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

●	Development Issues. Certain Eligible Component Funds may engage in forward commitments or direct development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

●	Lack of Insurance. Certain of the Eligible Component Funds may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect investment performance.
●	Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of Eligible Component Funds may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations.
●	Financial Leverage. Eligible Component Funds may be leveraged and financial covenants may affect the ability of Eligible Component Funds to operate effectively.
●	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Eligible Component Fund may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio investment and, as a result, the amount available to make distributions on the Fund’s shares could be reduced.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Although the Fund intends to confirm that Eligible Component Funds in which it invests maintain comprehensive insurance on its investments in amounts sufficient, in a commercially reasonable manner, to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained.

There are numerous risks associated with investments in real estate-related debt and real estate-related securities that a shareholder should be aware of prior to investing in the Fund.

The Eligible Component Funds may seek to invest in real estate-related investments, which may include commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held by an Eligible Component Fund, the Eligible Component Fund and therefore the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Eligible Component Fund, the Adviser, and ultimately the Fund. In addition, even with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or secured by a single commercial mortgage loan or a pool of commercial real estate loans. Accordingly, the mortgage-backed securities which the Fund or an Eligible Component Fund invests in are subject to all of the risks of the underlying mortgage loans.

If an Eligible Component Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund or the Eligible Component Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

An Eligible Component Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B- Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by an Eligible Component Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

An Eligible Component Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund or the Eligible Component Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Eligible Fund’s mezzanine loan. If a borrower defaults on the Eligible Component Fund’s mezzanine loan or debt senior to the Eligible Component Fund’s loan, or in the event of a borrower bankruptcy, the Eligible Component Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Eligible Component Fund may not recover some or all of the Eligible Component Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

An Eligible Component Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Eligible Component Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund or the Eligible Component Funds, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund or the Eligible Component Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

There is no guarantee that the Fund will not face environmental problems associated with the real estate underlying the Fund’s investments.

The Eligible Component Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

There is a risk that the Fund will face problems associated with undisclosed matters presently unknown to the Fund.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in the Eligible Component Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by the Board and, as a result, there is uncertainty as to the value of the Fund’s investments.

Under the 1940 Act, the Fund is required to carry its investments in Eligible Component Funds at market value or, if there is no readily available market value, at fair value. Typically, there will not be a public market for the investments that the Fund makes. The Fund’s investments in Eligible Component Funds are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are illiquid and often subject to restrictions on transferability. As a result, the Fund is required to value these investments in Eligible Component Funds at fair value. In connection with such valuation process, the Fund is required to rely on financial information, including net asset values, provided by the Eligible Component Funds in which it invests in order to determine the fair value of its investment portfolio. Such entities may not provide the required financial information on a regular or timely basis, which may hinder the Fund’s ability to appropriately value its investments. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if the Fund tried to sell its investments. Due to this uncertainty, fair value determinations may cause the Fund’s net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize upon the sale of one or more of its investments.

The Fund may invest in assets with no or limited investment history or performance record upon which the Adviser will be able to evaluate their likely performance.

To the extent the NFI-ODCE Index changes to admit new Eligible Component Funds, the Fund may be required to invest in one or more entities with no or limited operating history, which would be subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve attractive investment returns. Consequently, the Fund’s profitability, net asset value and share price could be adversely affected, even if it is successful in closely tracking the NFI-ODCE Index.

Certain investments to be made by the Fund in the Eligible Component Funds are likely to be subject to lock-up periods or a suspension in redemptions.

There can be no assurance that the Fund will be able to sell or otherwise dispose of an investment in the Eligible Component Fund at a time that could be considered economically opportune, or at all. An investment in the Fund has limited liquidity because shareholders will generally have no rights to redeem capital from the Fund. As a result, shareholders must be prepared to bear the financial risks of an investment in the Fund for an indefinite period of time. In addition, if the Fund is unable to dispose of an investment at the desired time, it may impact the Fund’s ability to track the NFI-ODCE Index. To the extent the Fund is unable to invest or limited in its ability to invest in certain Eligible Component Funds, the Fund may not be able to track the NFI-ODCE Index and may allocate a greater portion of its investments to certain other Eligible Component Funds than it otherwise would if the limits above did not exist.

The Fund may experience fluctuations in its quarterly results.

The Fund could experience fluctuations in its quarterly operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet its investment criteria, the yield earned or interest rate payable on the investments in Eligible Component Funds the Fund acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

The payment of underlying portfolio manager fees and other charges could adversely impact the Fund’s returns.

The Fund may invest in Eligible Component Funds where the underlying portfolios may be subject to management, administration and incentive or performance fees, in addition to the fees payable by the Fund. Given that many of the Eligible Component Funds are actively managed real estate focused investment vehicles, the fees and expenses charged by such Eligible Component Funds will likely be materially higher than those charged directly by the Fund, and accordingly, will have a material impact on the income distributed by the Eligible Component Funds in which the Fund invests. As a result, the Fund’s results of operations will likely be materially lower than if the Eligible Component Funds did not charge such fees and expenses to their respective investors, including the Fund.

Exposure to various catastrophic events may have a material effect on global financial markets or specific markets or issuers in which the Fund invests and could have a material adverse effect on the Fund.

The Fund may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, including the following: hurricanes, earthquakes and other natural disasters; war, terrorism and other armed conflicts; cyberterrorism; major or prolonged power outages or network interruptions; and public health crises, including infectious disease outbreaks, epidemics and pandemics. To the extent that any such event occurs and has a material effect on global financial markets or specific markets or issuers in which the Fund invests (or has a material negative impact on the operations of the Adviser or the Fund’s service providers), the risks of loss can be substantial and could have a material adverse effect on the Fund.

The Fund is subject to risks associated with any hedging or Derivative Transactions in which it participates.

The Fund may in the future engage in “Derivative Transactions,” as described below, from time to time. To the extent the Fund engages in Derivative Transactions, the Fund expects to do so to hedge against interest rate, credit, currency and/or other risks, or for other investment or risk management purposes. The Fund may use Derivative Transactions for investment purposes to the extent consistent with its investment objectives if the Adviser deems it appropriate to do so. The Fund may purchase and sell a variety of derivative instruments, including exchange-listed and over-the-counter, or “OTC,” options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. The Fund also may purchase and sell derivative instruments that combine features of these instruments. Collectively, the Fund refers to these financial management techniques as “Derivative Transactions.”

The Fund’s use of Derivative Transactions, if any, will generally be deemed to create leverage for the Fund and involves significant risks. No assurance can be given that the Fund’s strategy and use of derivatives will be successful, and the Fund’s investment performance could diminish compared with what it would have been if Derivative Transactions were not used. To the extent the Fund engages in Derivative Transactions, the Fund expects to do so to hedge against interest rate, credit, currency and/or other risks or for other investment or risk management purposes. The Fund may use Derivative Transactions for investment purposes to the extent consistent with the Fund’s investment objectives if the Adviser deems it appropriate to do so. Derivative Transactions may be volatile and involve various risks different from, and in certain cases, greater than the risks presented by other instruments. The primary risks related to Derivative Transactions include counterparty, correlation, illiquidity, leverage, volatility and OTC trading, operational and legal risks. A small investment in derivatives could have a large potential impact on the Fund’s performance, effecting a form of investment leverage on the Fund’s portfolio. In certain types of Derivative Transactions, the Fund’ could lose the entire amount of the Fund’s investment. In other types of Derivative Transactions, the potential loss is theoretically unlimited.

The following is a more detailed discussion of primary risk considerations related to the use of Derivative Transactions that investors should understand before investing in the Fund’s securities.

Counterparty risk. Counterparty risk is the risk that a counterparty in a Derivative Transaction will be unable to honor its financial obligation to us, or the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative Transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt, the Fund may experience significant delays in obtaining recovery (if at all) under the derivative contract in bankruptcy or other reorganization proceeding; if the Fund’s claim is unsecured, the Fund will be treated as a general creditor of such prime broker or counterparty and will not have any claim with respect to the underlying security. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared OTC derivatives since generally a clearing organization becomes substituted for each counterparty to a cleared derivative and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to us.

Correlation risk. When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the derivative instrument and the underlying investment sought to be hedged may prevent us from achieving the intended hedging effect or expose us to the risk of loss. The imperfect correlation between the value of a derivative and the Fund’s underlying assets may result in losses on the Derivative Transaction that are greater than the gain in the value of the underlying assets in the Fund’s portfolio.

The Adviser may choose not to hedge against a particular risk because it does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge, or because it does not foresee the occurrence of the risk. These factors may have a significant negative effect on the fair value of the Fund’s assets and the market value of the Fund’s securities.

Liquidity risk. Derivative Transactions, especially when traded in large amounts, may not be liquid in all circumstances, so that in volatile markets the Fund would not be able to close out a position without incurring a loss. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. As a result, the Fund may need to liquidate other investments to meet margin and settlement payment obligations.

Leverage risk. Trading in Derivative Transactions can result in significant leverage and risk of loss. Thus, the leverage offered by trading in derivative instruments will magnify the gains and losses the Fund experience and could cause the Fund’s NAV to be subject to wider fluctuations than would be the case if the Fund did not use the leverage feature in derivative instruments.

Volatility risk. The prices of many derivative instruments, including many options and swaps, are highly volatile. Price movements of options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of options and swap agreements also depends upon the price of the securities or currencies underlying them.

OTC trading. Derivative Transactions that may be purchased or sold may include instruments not traded on an organized market. The risk of non-performance by the counterparty to such Derivative Transaction may be greater and the ease with which the Fund can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange traded instrument. In addition, significant disparities may exist between “bid” and “ask” prices for certain derivative instruments that are not traded on an exchange. Such instruments are often valued subjectively and may result in mispricings or improper valuations. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value, or both. In contrast, cleared derivative transactions benefit from daily mark-to-market pricing and settlement, and segregation and minimum capital requirements applicable to intermediaries. Derivatives are also subject to operational and legal risks. Operational risk generally refers to risk related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human errors. Legal risk generally refers to insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract. Transactions entered into directly between two counterparties generally do not benefit from such protections; however, certain uncleared derivative transactions are subject to minimum margin requirements which may require us and the Fund’s counterparties to exchange collateral based on daily marked-to-market pricing. OTC trading generally exposes us to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing us to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Fund have concentrated the Fund’s transactions with a single or small group of counterparties.

Risks Related to the Adviser and its Affiliates

The Adviser relies on proprietary models developed by the Adviser and information and data supplied by third parties (collectively, the “Models and Data”) in order to seek to achieve the Fund’s investment objective.

The Adviser endeavors to re-construct and track the NFI-ODCE Index on behalf of the Fund in accordance with the Fund’s investment objective. The Fund utilizes an Eligible Component Fund market weighting to determine the allocation to each Eligible Component Fund in the NFI-ODCE Index.  Once the values are determined, the Models and Data determine the target investment allocations for the Fund.  Based on market conditions, the Adviser closely monitors the capital flows of the Eligible Component Funds and executes target investment allocations.  The Fund does not intend to track the NFI-ODCE Index indirectly through the use of derivative instruments. If at any time the Models and Data prove to be materially incorrect, misleading or incomplete, any decisions made in reliance thereon may expose the Fund to the potential risk that it will fail to accurately track the performance of the NFI-ODCE Index, and therefore fail to achieve its investment objective. Moreover, any such risk of failure to track the NFI-ODCE Index will include the risk that the Fund will materially underperform such index. In addition, all models rely on correct market data inputs. If incorrect market data are entered into even a well-founded model, the resulting valuations will be incorrect. Although the Adviser endeavors to rely upon third-party sources of data that it believes to be reasonably accurate, there can be no assurance that data generated from third parties will be accurate. In addition, shareholders have no assurance that the Fund will achieve its targeted tracking error relative to the NFI-ODCE Index.

As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the shareholders.

Service providers of the Adviser, the Fund and especially any sub-administrators of the Fund, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s network. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. On-line services provided by the Adviser to the shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the shareholders to be lost or improperly accessed, used or disclosed.

The service providers of the Adviser and the Fund are subject to the same electronic information security threats as the Adviser. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the shareholders may be lost or improperly accessed, used or disclosed.

The loss or improper access, use or disclosure of the Adviser’s or the Fund’s proprietary information may cause the Adviser or the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage. Any of the foregoing events could have a material adverse effect on the Fund and the shareholders’ investments therein.

Any significant disruption in service to the Fund’s computer systems could materially and adversely affect the Fund’s ability to perform its obligations.

If a catastrophic event resulted in a computer systems outage and physical data loss, the Fund’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of the Fund’s technology and its underlying hosting services infrastructure are critical to the Fund’s operations, level of customer service, reputation and ability to attract new shareholders and retain existing shareholders. In the event of damage or interruption, the Fund’s insurance policies may not adequately compensate the Fund for any losses that it may incur. The Fund’s disaster recovery plan has not been tested under actual disaster conditions, and there would be some delay in recovering data and services in the event of an outage. In addition, there is no guarantee that all data would be recoverable.

The Adviser and its affiliates, including the Fund’s officers and some of the Fund’s directors, will face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in actions that are not in the best interests of the Fund or the shareholders.

The Adviser and its affiliates will receive substantial fees from the Fund in return for their services, and these fees could influence the advice provided to the Fund. In particular, as a result of the structure of its Management Fee, the Adviser may face an incentive to raise additional equity capital, even when doing so may not be advantageous for the Fund or when appropriate opportunities for investment in Eligible Component Funds may not currently exist. The Adviser may also have an incentive to delay the repurchase of Shares, even if the Fund has available capital to fund such repurchases.

The Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

The Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Adviser to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between the Fund and other activities in which they are or may become involved. The Adviser and its personnel will devote only as much of its or their time and resources to the Fund’s business as the Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, the Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of the Adviser and its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Adviser and its affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets.

The Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser may simultaneously provide advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities.

Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund and such opportunities may be provided to affiliates of the Adviser.

To mitigate the foregoing conflicts, the Adviser and its affiliates seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. Notwithstanding such mitigating efforts, the Adviser may face conflicts in allocating limited investment or redemption opportunities in Eligible Component Funds between the Fund and other accounts the Adviser or its Senior Investment Professionals may manage or have authority over. As a result, there is a risk that the Fund may be unable to acquire sufficient interests in Eligible Component Funds to meet its investment objective, or that it may lack access to liquidity from its investments to allow it to repurchase Shares in a timely manner.

By reason of their responsibilities in connection with other activities of the Adviser or its respective affiliates and subsidiaries, certain employees of the Adviser and their affiliates and subsidiaries may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities.

As a result of their responsibility to the Adviser or its respective affiliates, certain employees of the Adviser, including the Adviser’s Senior Investment Professionals, may receive confidential information about one or more Eligible Component Funds. While the Fund expects only to purchase and redeem interests with the Eligible Component Funds themselves, rather than engaging in trades with third parties, in certain instances the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold if such persons have material non-public information in their possession. In such instances, the Fund may fail to participate in a gain or suffer a loss on its investment in a particular Eligible Component Fund that it would have otherwise received or avoided, which may have a material adverse effect on the Fund’s results of operations and financial condition.

Shareholders bear two layers of fees and expenses: (i) asset-based fees and expenses at the level of the Fund, and (ii) asset-based fees, incentive allocations or fees and expenses at the Eligible Component Fund level.

The Fund’s performance depends in large part upon the performance of the Eligible Component Funds, their managers and selected strategies. Redemption limitations may also restrict the Adviser’s ability to terminate investments in Eligible Component Funds. Eligible Component Funds are not publicly traded and, therefore, are not liquid investments. As a result, the Fund depends on Eligible Component Funds to provide a valuation of the Fund’s investments, which could vary from the actual sale price of the investment that may be obtained if such investment were sold to a third party. Each Eligible Component Fund typically relies upon independent third-party appraisals and such Eligible Component Fund’s asset manager and/or management to provide valuations. In addition to valuation risk, investors of Eligible Component Funds are not entitled to the protections of the 1940 Act. For example, Eligible Component Funds may not have independent boards, may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of risk of loss of a significant portion of the amount invested.

Tax Risks and Risks Related to the Fund’s REIT Status

As the Fund generally pursues its investment objective by investing in the Eligible Component Funds, many of which are REITs or pass-through entities that invest in REITs, unless the context indicates otherwise, the risks relating to REITs discussed in this section with respect to the Fund should be understood to relate to the Fund and such REIT entities.

If the Fund Fails to Qualify as a REIT, the Fund Would Be Subject to U.S. Federal Income Tax as a Regular C Corporation and Would Not be Able to Deduct Distributions to Shareholders When Computing its Taxable Income

The Fund has elected to be taxed as a REIT. Accordingly, the Fund will operate in a manner consistent with REIT qualification rules; however, there can be no assurance that the Fund will qualify as a REIT or that it will remain so qualified. Determining whether the Fund qualifies as a REIT involves the application of highly technical and complex provisions of the Code to the Fund’s operations for which there are only limited judicial and administrative interpretations. In addition, determining whether the Fund qualifies as a REIT will involve numerous factual determinations concerning matters and circumstances not entirely within the Fund’s control.

If the Fund fails to qualify as a REIT, or qualifies but subsequently ceases to so qualify, the Fund will face serious tax consequences that would substantially reduce the funds available for distribution to the Fund’s shareholders for each of the years involved because:

●	The Fund will not be allowed to deduct its distributions to shareholders in computing its taxable income;
●	The Fund will be subject to U.S. federal and state income tax on its taxable income at regular corporate rates; and
●	Unless the Fund is entitled to relief under the Code, it would be disqualified from qualifying as a REIT for the four taxable years following the year during which it was disqualified.

Any such corporate tax liability may require the Fund to borrow funds or liquidate some investments to pay any such additional tax liability, which in turn could have an adverse impact on the value of the Shares of the Fund.

Although the Fund intends to operate so as to qualify as a REIT, future economic, market, legal, tax or other considerations might cause the Fund to revoke or lose its anticipated REIT status, which could have a material adverse effect on the Fund’s business, future prospects, financial condition or results of operations and could adversely affect the Fund’s ability to successfully implement its business strategy or pay a dividend.

Even if the Fund continues to qualify as a REIT:

●	The Fund may be subject to certain U.S. federal, state and local taxes and foreign taxes on its income and assets, taxes on any undistributed income, and state, local or foreign income, franchise, property and transfer taxes. The Fund could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain its ability to qualify as a REIT. The Fund holds certain of its assets and operations and receives certain items of income through one or more TRSs. TRS assets and operations would continue to be subject, as applicable, to U.S. federal and state corporate income taxes. In addition, the Fund may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease the Fund’s earnings and its cash available for distributions to shareholders.
●	If the Fund were to make a technical or inadvertent mistake regarding whether certain items of its income satisfy either or both of the Code’s REIT gross income tests and as a result were to fail either or both such tests (and did not lose the Fund’s status as a REIT because such failure was due to reasonable cause and not willful neglect), the Fund would be subject to corporate level tax on the income that does not meet the Code’s REIT gross income test requirements. Any such taxes the Fund pays will reduce its cash available for distribution to its shareholders.

Failure to Make Sufficient Distributions Would Jeopardize the Fund’s Qualification as a REIT and/or Would Subject the Fund to U.S. Federal Income and Excise Taxes

A company must distribute to its shareholders with respect to each taxable year at least 90% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available net operating losses (“NOLs”)) in order to qualify as a REIT, and 100% of its taxable income (computed without regard to the dividends paid deduction and net capital gain and net of any available NOLs) in order to avoid U.S. federal income and excise taxes. For these purposes, the non-TRS subsidiaries of a company that qualify as a REIT will be treated as part of such company and therefore such company will also be required to distribute out the taxable income of such subsidiaries. To the extent that the Fund satisfies the 90% distribution requirement, but distributes less than 100% of its REIT taxable income, the Fund will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Fund will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its shareholders for a calendar year is less than a minimum amount specified under the Code.

Generally, the Fund will distribute all or substantially all of its REIT taxable income. However, the Fund may decide to utilize its existing NOLs, if any, to reduce all or a portion of its taxable income in lieu of making corresponding distributions to its shareholders. If the Fund’s cash available for distribution falls short of its estimates, the Fund may be unable to maintain the proposed quarterly distributions that approximate its taxable income and, as a result, may be subject to U.S. federal income tax on the shortfall in distributions or may fail to qualify as a REIT. The Fund’s cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of nondeductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code denies a deduction, the creation of reserves or required debt service or amortization payments. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

Effect of Tax Status of Underlying Eligible Component Funds

The underlying Eligible Component Funds in which the Fund invests are generally expected to be treated as REITs or partnerships for U.S. federal income tax purposes. With respect to the underlying Eligible Component Funds treated as partnerships for U.S. federal income tax purposes, the Fund will be deemed to own its proportionate share of the assets of such underlying Eligible Component Funds based on the Fund’s interest in each such Eligible Component Fund and will be deemed to have earned its allocable share of the partnership income of each underlying Eligible Component Fund based on the Fund’s interest in such underlying Eligible Component Fund. The Fund cannot guarantee its continued qualification as a REIT, including, but not limited to, instances in which: (1) an underlying Eligible Component Fund owns all or any part of its assets through lower-tier entities treated as partnerships for U.S. federal income tax purposes, (2) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund the amounts and character of income earned by them, (3) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not timely report to the Fund acquisitions and dispositions of assets owned by them, (4) the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) do not make timely distributions of their cash flow to the Fund, (5) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from engaging in transactions that will produce non-qualifying income for purposes of the REIT income tests and (6) the Fund does not have the ability to prevent the underlying Eligible Component Funds (or the lower-tier entities treated as partnerships in which they own interests) from purchasing non-qualifying assets or disposing of qualified assets for purposes of the REIT asset tests.

The Fund may Declare a “Consent Dividend” Which Would Result in Shareholders Experiencing “Phantom Income”

The Fund may declare “consent dividends” as may be necessary or appropriate to ensure or maintain its status as a REIT for U.S. federal income tax purposes and to avoid the imposition of any federal income or excise tax. A consent dividend is a hypothetical distribution (as distinguished from an actual distribution) that is treated for U.S. federal income tax purposes as if it were distributed in money by the Fund to its shareholders on the last day of the Fund’s taxable year, received by the Fund’s shareholders on that day, and immediately contributed by the Fund’s shareholders. Investors will be notified of consent dividends through financial reporting to shareholders and will be noted in the Fund’s financial statements that are included in annual shareholder reports. Shareholders should consult a tax professional for the tax consequences of investing in the Fund in light of their own circumstances, as well as for information on foreign, state and local taxes, which may apply.

Legislative or Other Actions Affecting Entities That Qualify As REITs, Including Adverse Change in Tax Laws, Could Have a Negative Effect on the Fund or its Shareholders

At any time, the U.S. federal income tax laws governing entities that qualify as REITs or the administrative interpretations of those laws may be amended or changed. Federal, state and local tax laws are constantly under review by persons involved in the legislative process, the IRS, the U.S. Department of the Treasury, and state and local taxing authorities. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, the Fund may be required to pay additional taxes on its assets or income following its qualification as a REIT. These increased tax costs could adversely affect the Fund’s financial condition, results of operations and the amount of cash available for payment of dividends. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect the Fund or its shareholders.

The Fund cannot predict whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to the Fund or its shareholders may be changed. Accordingly, any such change may significantly affect the Fund’s ability to qualify as a REIT, or the U.S. federal income tax consequences to a shareholder of the Fund.

The Board Will Be Able to Unilaterally Revoke the Fund’s Election to Be Taxed as a REIT and This May Have Adverse Consequences for the Fund’s Shareholders

The Fund’s Declaration of Trust provides that its Board may revoke or otherwise terminate its REIT election without the approval of the Fund’s shareholders, if the Board determines that it is no longer in the Fund’s best interests to elect to be taxed as a REIT for U.S. federal income tax purposes. If the Fund revokes its election to be so taxed, the Fund will not be allowed to deduct dividends paid to shareholders in computing the Fund’s taxable income, would not be eligible to elect to be treated as a REIT for five years, and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may adversely impact the Fund’s total return to its shareholders.

The Fund May Not Realize the Anticipated Benefits to Shareholders, Including the Achievement of Significant Tax Savings for the Fund and Regular Distributions to the Fund’s Shareholders

Even if the Fund successfully qualifies and remains qualified as a REIT, there can be no assurance that the Fund’s shareholders will experience benefits attributable to the Fund’s qualification and taxation as a REIT, including the Fund’s ability to reduce its corporate level federal tax through distributions to shareholders and to make regular distributions to shareholders. The realization of the anticipated benefits to shareholders will depend on numerous factors, many of which are outside the Fund’s control. In addition, future cash distributions to shareholders will depend on the Fund’s cash flows, as well as the impact of alternative, more attractive investments as compared to dividends. Further, changes in legislation or the federal tax rules could adversely impact the benefits of being a REIT.

MANAGEMENT OF THE FUND

Board of Trustees

The responsibilities of the Board include, among other things, the oversight of the Advisers’ investment activities, oversight of the Advisers’ financing arrangements and corporate governance activities. The Board currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time, as necessary. As is the case with virtually all registered investment companies, the Fund’s service providers, primarily the Adviser, the Sub-Adviser and their respective affiliates, have responsibility for the Fund’s day-to-day management, subject to the investment objective, restrictions and policies of the Fund and to the general oversight of the Board.

The Board of Trustees is currently composed of five trustees. A majority of the trustees are not “interested persons” of the Fund (as defined in the 1940 Act). The name and business address of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Adviser

Accordant Investments LLC, a registered investment adviser under Advisers Act serves as the investment adviser to the Fund pursuant to the terms of the Investment Advisory Agreement with the Fund. Subject to the overall supervision of the Board, the Adviser oversees the Fund’s day-to-day operations and provides the Fund with investment advisory services. The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023. Emphasis Capital LLC was incorporated as a Delaware limited liability company on July 21, 2021. The Adviser’s principal place of business is 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

The Adviser believes that real estate investments can provide significant benefits to investor portfolios, despite the perceived complexity of the asset class, the typically onerous subscription processes, or a general lack of guidance available to investors as to how to use real estate in investor portfolios.

The Adviser is seeking to enable more investors to adopt real estate by providing products optimized for a particular characteristic of real estate (income in the case of the Fund) that utilize all of the portfolio management tools available to attempt to achieve the product’s investment objective. Taken together, the Adviser believes these elements will allow more investors to capture the potential investment benefits of adding real estate to their portfolios.

Investment Advisory Agreement

Under the terms of the Investment Advisory Agreement, the Adviser:

●	oversees the Sub-Adviser’s determinations regarding the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes;
●	oversees how the Sub-Adviser structures, negotiates, arranges and effects the acquisition and disposition of the investments the Fund makes and monitors;
●	oversees the Sub-Adviser’s determinations regarding the securities and other assets that the Fund will purchase, retain, or sell; and
●	provides the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably require.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired.

Management Fees

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser the Management Fee for investment advisory and management services. For services rendered under the Investment Advisory Agreement, the Management Fee is calculated monthly and payable in arrears by the end of the following month. Management Fees for any partial month will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month. The Management Fee is calculated monthly at a rate of 0.60% per annum of the Fund’s net assets at the end of the most recently completed calendar month, and payable in arrears by the end of the following month. The Adviser will not be entitled to receive any other advisory fees (including any incentive fee) under the Investment Advisory Agreement, other than the Management Fee. The Management Fee is in addition to any asset-based fees and incentive compensation paid or allocated by Underlying Funds and any unaffiliated co-investment real estate investment opportunities sourced by Underlying Fund Managers (collectively, the “Co-Investment Opportunities,” and, together with the Underlying Funds, the “Investment Interests”) to the Underlying Fund Managers and indirectly paid by the Fund’s investors. The Management Fee for any partial month will be prorated and adjusted for any share issuances or repurchases during the relevant month.

The Fund allows purchases of Shares by interested trustees, officers and employees of the Fund, the Adviser or an affiliate thereof. Purchases of Shares are offered on the same terms and conditions as Shares are offered to non-affiliated investors.

Payment of Expenses

Except as otherwise provided in the Investment Advisory Agreement, the Adviser is solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. The Fund bears all other fees, costs and expenses incurred in connection with its operation, administration and transactions, including but not limited to those relating to:

●	the Fund’s organization;

●	any offering of the Fund’s Shares, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;
●	the establishment or operation of any credit facility or other leverage that the Fund utilizes;
●	interest payable on debt, if any, that the Fund incurs;
●	sales and purchases of the Fund’s Shares and other securities, including in connection with any tender offers or repurchase offers relating thereto;
●	any material acquisition, merger, consolidation, reorganization, asset sale, or other business combination involving the Fund;
●	any annual or special meeting of the shareholders;
●	the Adviser’s Management Fees and related expenses payable under the Investment Advisory Agreement;
●	amounts payable under the Administration Agreement;
●	federal and state registration fees;
●	federal, state, local and foreign taxes;
●	independent trustees’ fees and expenses (including travel and other costs associated with the performance of independent trustees’ responsibilities);
●	the Fund’s allocable portion of any fidelity bond, trustees and officers/errors and omissions liability insurance and any other insurance premiums;
●	the acquisition or disposition of Investment Interests, including any brokerage fees or commissions and any legal, accounting, or due diligence fees or expenses relating thereto;
●	the investigation and monitoring of the Fund’s investments, including travel-related expenses;
●	calculating net asset value;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
●	fees payable to third parties such as fund accounting, administration, transfer agent, custodian and other support services;
●	recordkeeping and other shareholder service-related fees paid to financial intermediaries or platforms;
●	transfer agent and custodial fees;
●	the retention of any sub-administrator or third-party compliance firm;
●	marketing efforts (including attendance at investment conferences and similar events);
●	any exchange listing fees;
●	preparing, printing and disseminating proxy materials, shareholders’ reports and other notices;
●	preparing and submitting government filings, including periodic and other reports;
●	independent audits and the engagement of outside accountants and legal counsel;
●	costs associated with protecting the Fund’s interests in its investments, including legal fees;
●	reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and
●	printing, mailing and all other direct expenses incurred by the Fund or either of the Sub-Adviser or Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement that are based upon the Fund’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to the Fund under the Administration Agreement, including the allocable portion of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs.

The Adviser, the Sub-Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Operating Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign taxes, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”). In addition to the foregoing, amounts payable to the Sub-Adviser that were waived and/or reimbursed by the Sub-Adviser under any of the Fund’s prior Operational Expense Limitation Agreements with the Sub-Adviser (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with the Sub-Adviser (“Prior O&O Expenses”) will be payable to the Sub-Adviser. The Fund has agreed to pay the Sub-Adviser in the amount of any fees that the Sub-Adviser previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.

At June 30, 2024, the total amount of recoverable Prior Operating Expenses is $4,055,813, which expire as follows:

September 30, 2024	$256,844
December 31, 2024	31,485
March 31, 2025	185,650
June 30, 2025	821,936
During the year ending June 30, 2026	829,811
During the year ending June 30, 2027	1,930,087
$4,055,813

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s annual report to shareholders for the period from July 1, 2023 through June 30, 2024.

Sub-Adviser

IDR Investment Management, LLC, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund pursuant to the terms of the Sub-Advisory Agreement. The Sub-Adviser is an indirect majority-owned subsidiary of Emphasis Capital LLC. Prior to September 2023, the Sub-Adviser served as the investment adviser to the Fund. The Sub-Adviser’s principal business address is 3 Summit Park Drive, Suite 450, Independence, OH 44131.

Sub-Advisory Agreement

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser has the following duties:

●	determine the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes;

●	structure, negotiate, arrange and effect the acquisition and disposition of the investments the Fund makes and monitor investments on behalf of the Fund;
●	determine the securities and other assets that the Fund will purchase, retain, or sell; and
●	provide the Fund with such other investment advisory, research and related services as the Fund or Adviser may, from time to time, reasonably require.

Subject to the supervision of the Board, the Sub-Adviser is authorized to enter into trading agreements and execute any documents (e.g., International Swaps and Derivatives Association agreements, control agreements, clearing agreements and other trading arrangements (each, a “Trading Agreement”) on the Fund’s behalf, as applicable) and take any other actions required to make investments pursuant to this, which may include any market and/or industry standard documentation; provided that the Sub-Adviser will obtain the prior written consent of the Adviser before entering into any Trading Agreement where the Fund is identified by name either in or on an exhibit to such Trading Agreement and that would be binding upon the Fund or any of its assets.

The Sub-Adviser’s services under the Sub-Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired.

Aggregation of Orders

The Sub-Adviser may, to the extent permitted by applicable laws, regulations and any exemptive relief or positions of the staff of the SEC, but will be under no obligation to, aggregate orders. In such event, allocation of the orders, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in a fair and equitable manner and consistent with the Sub-Adviser’s fiduciary obligations to the Fund and to the Sub-Adviser’s other clients, in a manner consistent with the Sub-Adviser’s allocation policies and procedures and to the extent permitted by applicable laws and regulations. In some cases, the Sub-Adviser’s allocation procedure may limit the size of the position that may be acquired or sold for the Underlying Funds.

Proxy Voting

The Sub-Adviser will use its good faith judgment in a manner which it reasonably believes best serves the interests of the shareholders to vote or abstain from voting all proxies solicited by or with respect to the issuers of any voting securities in the Underlying Funds. The Sub-Adviser may use recommendations from a third party in order to make voting decisions and may use a third-party service provider to perform the voting (a “Third-Party Proxy Voting Service Provider”). The Fund’s custodian will cause to be forwarded to the Sub-Adviser or Third-Party Proxy Voting Service Provider all proxy solicitation materials that the Fund or its representatives may receive. The Sub-Adviser has adopted written proxy voting procedures that comply with the requirements of the 1940 Act and the Advisers Act and agrees that it will comply with such procedures with respect to all proxies solicited by or with respect to the issuers of any voting securities in the Underlying Funds. The Sub-Adviser further agrees that it will provide the Board as it may reasonably request, with a written report of the proxies voted during the most recent 12-month period or such other period as the Board may designate, in a format reasonably requested by it and agreed to by the Sub-Adviser. For the avoidance of doubt, the Sub-Adviser has sole and full discretion to vote (or not to vote) any securities constituting the Underlying Funds.

Sub-Adviser Management Fees

Pursuant to the Sub-Advisory Agreement, the Adviser has agreed to pay the Sub-Adviser a Sub-Adviser Management Fee for investment advisory and management services. The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee. The Sub-Adviser Management Fee is calculated monthly and payable in arrears by the end of the following month by the Adviser. The Sub-Adviser Management Fee for any partial month will be prorated and adjusted for any Share issuances or repurchases during the relevant month.

Payment of Expenses

Except as otherwise provided in the Sub-Advisory Agreement, the Sub-Adviser will pay all expenses incurred by it in connection with the performance of its activities under the Sub-Advisory Agreement, other than the Fund’s investment-related expenses (including, but not limited to, the cost of securities, commodities and other investments purchased or sold for the Fund (including brokerage commissions and other fees or charges associated with transactions), transfer fees, registration costs, taxes, interest or any other expenses the Fund incurs in connection with acquiring, holding or disposing of its investments, including any legal or third-party service fees incurred by the Sub-Adviser or by the Fund in connection with securities held for it). Except as otherwise provided in the Sub-Advisory Agreement or by law, the Sub-Adviser will not be responsible for any other expenses incurred by or on the Fund’s behalf in connection with its operation.

Board Approval of the Sub-Advisory Agreement

A discussion regarding the basis for the Board’s approval of the Sub-Advisory Agreement is available in the Fund’s annual report to shareholders for the period from July 1, 2023 through June 30, 2024.

Investment Management Team

The Adviser and its professionals are responsible for overseeing the Sub-Adviser, who is responsible for the management of the Fund’s investment portfolio. The Sub-Adviser is responsible for certain of the Fund’s day-to-day operations and is responsible for developing, recommending, and implementing the investment strategy with respect to Underlying Funds, subject to the Adviser’s oversight.

The management of the Fund’s investment portfolio is the responsibility of the Sub-Adviser, subject to the oversight of the Adviser and its professionals. The Adviser’s senior investment professionals currently includes Garrett Zdolshek, Greg Stark and Puja Madan, the Adviser’s Chief Compliance Officer (the “Senior Investment Professionals”). The Senior Investment Professionals are responsible for overseeing the Sub-Adviser, who carries out the day-to-day operations and is responsible for developing, recommending, and implementing the investment strategy. For more information regarding the business experience of Mr. Zdolshek, see below. The Sub-Adviser’s investment team, who is responsible for the selection of portfolio investments and managing the Fund’s investment strategy, is led by Garrett Zdolshek, who the Fund considers to be a portfolio manager given the investment discretion he holds. The Fund does not employ the Adviser’s and the Sub-Adviser’s professionals, and neither the Adviser’s nor the Sub-Adviser’s professionals receive compensation from the Fund in connection with their portfolio management activities.

The Fund’s executive officers, certain of its trustees and certain finance professionals of the Adviser or the Sub-Adviser are also officers, trustees, managers, and/or key professionals of other entities, including entities advised or managed by the Adviser or an affiliate thereof. These persons have legal obligations with respect to those entities that are similar to their obligations to the Fund. In the future, these persons and other affiliates of the Adviser or the Sub-Adviser may organize other investment programs and acquire for their own account investments that may be suitable for the Fund. In addition, the Adviser or the Sub-Adviser may grant equity interests in the Adviser or the Sub-Adviser, as applicable to certain management personnel performing services for the Fund.

Portfolio Manager

●	Garrett Zdolshek – Portfolio Manager

Garrett Zdolshek serves as Portfolio Manager of Accordant Investments and is a member of the Investment Committee. He also serves as the Chief Investment Officer and Partner of IDR Investment Management, LLC, an affiliate of Accordant.

Garrett brings over 20 years of experience in private equity real estate fund investments, consulting and advisory services. Previously, he held the role of Managing Director for Courtland Partners, Ltd., one of the largest real estate consulting companies in the United States.

Garrett has spoken at a number of real estate seminars and is an Advisory Board Member of IREI. He holds a B.A. in Business Administration from Baldwin Wallace University.

The Fund’s SAI provides additional information about the portfolio manager’s compensation structure, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the Fund.

Administrator

The Adviser serves as the Administrator. The Fund’s Administrator provides, or arranges for the provision of, the administrative services necessary for the Fund to operate. In accordance with the Administration Agreement, the Fund has agreed to reimburse the Administrator for the costs and expenses it incurs in performing its obligations and providing personnel and facilities thereunder.

Except as otherwise provided in the Investment Advisory Agreement, the Adviser is solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. The Fund bears all other fees, costs and expenses incurred in connection with its operation, administration and transactions, including, but not limited to, those relating to:

●	the Fund’s organization;
●	any offering of the Fund’s Shares, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;
●	the establishment or operation of any credit facility or other leverage that the Fund utilizes;
●	interest payable on debt, if any, that the Fund incurs;
●	sales and purchases of the Fund’s Shares and other securities, including in connection with any tender offers or repurchase offers relating thereto;
●	any material acquisition, merger, consolidation, reorganization, asset sale or other business combination involving the Fund;
●	any annual or special meeting of the shareholders;
●	the Adviser’s Management Fees and related expenses payable under the Investment Advisory Agreement;
●	amounts payable under the Administration Agreement;
●	federal and state registration fees;
●	federal, state, local and foreign taxes;
●	independent trustees’ fees and expenses (including travel and other costs associated with the performance of independent trustees’ responsibilities);
●	the Fund’s allocable portion of any fidelity bond, trustees and officers / errors and omissions liability insurance and any other insurance premiums;
●	the acquisition or disposition of Investment Interests, including any brokerage fees or commissions and any legal, accounting or due diligence fees or expenses relating thereto;
●	the investigation and monitoring of the Fund’s investments, including travel-related expenses;
●	calculating net asset value;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
●	fees payable to third parties such as fund accounting, administration, transfer agent, custodian and other support services;
●	recordkeeping and other shareholder service-related fees paid to financial intermediaries or platforms;
●	transfer agent and custodial fees;
●	the retention of any sub-administrator or third-party compliance firm;
●	marketing efforts (including attendance at investment conferences and similar events);
●	any exchange listing fees;
●	preparing, printing and disseminating proxy materials, shareholders’ reports and other notices;
●	preparing and submitting government filings, including periodic and other reports;
●	independent audits and the engagement of outside accountants and legal counsel;
●	costs associated with protecting the Fund’s interests in its investments, including legal fees;
●	reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and
●	printing, mailing and all other direct expenses incurred by the Fund or either of the Sub-Adviser or the Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement that are based upon the Fund’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to the Fund under the Administration Agreement, including the allocable portion of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs.

The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

Sub-Administrators

The Administrator may provide the Fund such administrative services directly, or engage one or more third-party sub-administrators to provide the Fund such administrative services on its behalf. The Adviser has engaged SS&C GIDS, Inc. as a third-party sub-administrator to provide the Fund with certain administrative services on behalf of the Administrator.

Custodian and Transfer Agent

Pursuant to a custody services agreement, UMB Bank, N.A. (the “Custodian”) serves as custodian for the assets of the Fund. The Custodian’s principal business address is 928 Grand Blvd 10th Floor, Kansas City, MO 64106. The Custodian holds the Fund’s portfolio securities in safekeeping and keeps all necessary records and documents relating to its duties.

SS&C GIDS, Inc., located at 1055 Broadway, 7th Floor, Kansas City, MO 64105, serves as the Fund’s transfer agent, dividend disbursing agent and registrar with respect to the shares of the Fund.

Control Persons

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of October 1, 2024, no shareholder, to the knowledge of the Fund, owned beneficially or of record more than 25% of the shares.

NET ASSET VALUE

Calculation of NAV

The Fund determines the NAV of its shares daily, as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern Time). The calculation of NAV is made by the Fund’s sub-administrator, subject to the oversight of the Advisers and the Administrator, based on valuation information provided by the Advisers.

The NAV per share of the Fund’s shares is determined by dividing the total assets of the Fund (the value of investments, plus cash or other assets, including interest and distributions accrued but not yet received) less the value of any liabilities (including accrued expenses or distributions), by the total number of shares outstanding.

Timing of Valuations

The value of the Fund’s investments for which reliable market quotations are readily available is updated daily. The valuation of the Fund’s investments in Underlying Funds is based upon valuations provided by the Underlying Fund Managers on a daily or quarterly basis. The value of any real property investments and real estate and other debt investments for which reliable market quotes are not readily available is monitored for material changes on a continuous basis for purposes of updating the Fund’s daily NAV and, absent any material changes requiring more frequent updates, is updated each quarter as described below.

Each quarter, the Adviser establishes a process for estimating the value of each Underlying Fund based on the prior quarter end value until the Underlying Fund provides the next quarter end value. For real estate debt and other debt investments for which reliable market quotes are not readily available, the most recent monthly or interim valuation is used for purposes of calculating the Fund’s daily NAV. Any material changes to the valuation of the Underlying Funds will be reflected in the Fund’s NAV calculation.

Valuation Guidelines

The Board has designated the Adviser as the valuation designee to perform fair valuations pursuant to Rule 2a-5 under the 1940 Act. The Fund’s Board has adopted policies and procedures for determining the fair value of the Fund’s assets, and has delegated responsibility for applying the valuation policies to the Adviser. The Adviser, pursuant to the policies adopted by the Board, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s valuation policies, overseeing the calculation of the NAV per share for each class of shares and reporting to the Board. A large percentage of the assets in which the Underlying Funds invest will not have a readily ascertainable market price and will be fair-valued by the Underlying Fund. The Adviser provides the Board with periodic reports on a quarterly basis, or more frequently if necessary, describing the valuation process applicable to that period.

The Fund’s investments are valued at fair value in a manner consistent with generally accepted accounting principles in the United States (“GAAP”), including Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. In accordance with ASC Topic 820, the Fund has elected to apply the practical expedient, and to value its investments at their respective NAVs or NAV equivalents at each quarter, and the investments are not classified in the fair value hierarchy.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates.

Valuation of Investments

Investments with Reliable Readily Available Market Prices

The Adviser will use reliable market quotations to value the Fund’s investments when such market quotations are readily available.

The Adviser will value exchange listed public securities of REITs or other issuers using the most recent closing public market price. The Adviser will value real estate-related securities or other securities traded over the counter and not listed on an exchange at prices obtained from one or more third-party pricing services or, if no such third-party pricing service is available, quotes from two or more broker-dealers, as determined by the Adviser in accordance with the policies adopted by the Board.

Investments without Reliable Readily Available Market Prices

Fair value of the Fund’s investments that do not have reliable readily available market prices will be determined as described below.

Underlying Funds

The valuation of the Fund’s investments in Underlying Funds is based upon valuations provided by the Underlying Fund Managers on a daily or quarterly basis. A large percentage of the assets in which the Underlying Funds invest will not have a readily ascertainable market price and will be fair-valued by the Underlying Fund. In this regard, an Underlying Fund may face a conflict of interest in valuing the securities, as their value may affect the Underlying Fund’s compensation or its ability to raise additional funds. No assurance can be given regarding the valuation methodology or the sufficiency of systems utilized by any Underlying Fund, the accuracy of the valuations provided by the Underlying Funds, that the Underlying Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Underlying Funds’ policies and procedures and systems will not change without notice to the Fund. To the extent that the Fund does not receive timely information from the Underlying Funds regarding their valuations, and the net asset value of the Fund’s own investment in such Underlying Fund, the Fund’s ability to accurately calculate the Fund’s net asset value may be impaired.

Although the valuation procedures approved by the Board provide that the Adviser may, in certain circumstances, rely primarily on the valuations provided by the Underlying Fund Managers or their administrators, the Adviser will not be able to confirm independently the accuracy of any unaudited valuations provided thereby. In addition, an Underlying Fund’s valuation of the assets may fail to match the amount ultimately realized with respect to the disposition of such securities. Additionally, the valuations reported by Underlying Funds may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Underlying Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the Fund’s net asset value, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the Fund’s repurchase proceeds received by shareholders who had their shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Underlying Funds or revisions to the net asset value of an Underlying Fund or direct real estate investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New shareholders may be affected in a similar way.

Real Estate Debt and Other Debt Investments

The Adviser administers the valuation process for the Fund’s investments in real estate debt and other debt investments that do not have reliable readily available market quotations (including mortgage loans and mezzanine loans) on a daily basis. In the case of loans or other debt instruments with no reliable readily available market prices that are acquired by the Fund, such initial value will generally be the acquisition price of such instrument. The Adviser will determine subsequent revaluations of loans and other debt instruments by considering, among other factors, the changes in value of the underlying real estate or other collateral, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates. The Adviser values each debt investment at least monthly and coordinates with the Adviser to monitor events intra-month that may affect the values of the Fund’s real estate debt or other debt and incorporate the impact of those events in estimated fair values, as needed.

Real Estate-Related Securities and Other Securities

Real estate-related securities and other securities that do not have reliable readily available market quotations will be valued by one or more of the third-party pricing services in a manner consistent with real estate debt and other debt investments, as described above. Where such securities have a single broker quote, third-party pricing services will also consider such quote in determining estimated fair value. The Board and the Adviser may enlist third-party service providers, such as pricing services, broker-dealers or valuation firms, on an as-needed basis to assist in determining a security-specific fair value. The Board reviews the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

CONFLICTS OF INTEREST

The Advisers and their affiliates, including the Fund’s officers and some of its trustees, face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in actions that are not in the best interests of the shareholders. The Adviser and its affiliates receive substantial fees from the Fund in return for their services, and these fees could influence the advice provided to the Fund. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by the Fund, which allow the Adviser to earn increased Management Fees (or, in the case of the Sub-Adviser, increased Sub-Adviser Management Fees).

The Advisers’ professionals’ time and resources may be diverted due to obligations they have to other clients. The Advisers’ professionals serve or may serve as officers, trustees, or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of the Fund’s shareholders. The Fund’s investment objective may overlap with the investment objective of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Advisers to manage the Fund’s day-to-day activities and to implement its investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, the Advisers, their personnel and certain of their affiliates will have conflicts of interest in allocating their time and resources between the Fund’s activities and other activities in which they are or may become involved. The Advisers and their personnel will devote only as much of its or their time and resources to the Fund’s business as the Advisers and their personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, the Advisers and their affiliates may have existing business relationships or access to material, non-public information that may prevent them from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort, and ability of the members of the Advisers and their affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Advisers and their affiliates.

The Fund may face additional competition due to the fact that individuals associated with the Advisers are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets. The Advisers’ professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. For example, certain professionals of the Adviser are simultaneously providing advisory services to other affiliated entities. As a result, the Fund may compete with any such investment entity for the same investors and investment opportunities. The Fund will be unable to participate in certain transactions originated by the Adviser or its affiliates unless the Fund receives co-investment exemptive relief from the SEC and, prior to the receipt of such relief, the Fund may only engage in such co-investment opportunities in accordance with existing regulatory guidance. In addition, there can be no assurance that the SEC will grant such relief. To the extent that the Fund is able to make co-investments with the Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. The Fund could be limited in its ability to invest in certain investments in which the Sub-Adviser or any of its affiliates are investing or are invested.

Affiliates of the Advisers have no obligation to make their originated investment opportunities available to the Advisers, as applicable, or to the Fund, and such opportunities may be provided to affiliates of the Advisers. To mitigate the foregoing conflicts, the Advisers and their affiliates seek to allocate investment opportunities on a fair and equitable basis over time, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

REPURCHASES

The Fund is a closed-end interval fund, a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make offers to repurchase Shares. No shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval fund structure. No public market for the Fund’s Shares currently exists, and there can be no guarantee that one will develop in the future. Consequently, shareholders should expect that they will generally not be able to liquidate their investment in the Fund other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase no less than 5% of its Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers quarterly.

Repurchase Dates

The Fund makes quarterly repurchase offers. Subject to Board approval, Repurchase Request Deadlines (as defined below) occur each February, May, August and November, and Repurchase Offer Notices (as defined below) are sent to shareholders each January, April, July and October preceding each such Repurchase Request Deadline. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be strictly observed. The NAV will be calculated on the repurchase pricing date, which will be no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund’s NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and may also fluctuate to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The Fund will distribute payment to shareholders within seven calendar days after the Repurchase Pricing Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Fund’s Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.

This notice may be included in a shareholder report or other Fund document. Shareholders that hold Shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender shares on their behalf.

Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund will distribute payment to shareholders within five business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s NAV per share may change materially between the date on which a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed above under “Net Asset Value.”

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the trustees, including a majority of trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Board sets for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently no less than 5% of the Fund’s outstanding shares. In the event that a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund may, in its sole discretion, and for administrative convenience, accept all shares tendered by shareholders who own less than 200 shares and who tender all of their shares, before prorating other amounts tendered. Shareholders who own less than 200 shares and/or their financial intermediary must notify the Fund in advance and when submitting the repurchase offer trades.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Consequences of Repurchase Offers

From the time that the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects.

In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase.

PLAN OF DISTRIBUTION

Shares

The Fund currently offers Class Y Shares pursuant to this prospectus. The Fund currently relies on exemptive relief granted by the SEC on October 24, 2023, permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Minimum Investment

Generally, the minimum initial investment is $5,000,000 for Class Y Shares. There is no minimum subsequent investment requirement for any class of Shares. Additional purchases pursuant to the DRIP are not subject to a minimum purchase amount. Investment advisers may in certain cases aggregate client accounts for the purpose of meeting the applicable investment minimum. The minimum investment for each class of shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and trustees and certain employees of the Adviser, including its affiliates, vehicles controlled by such employees and their extended family members, provided that the minimum for Class Y Shares will not be waived.

Distributor

ALPS Distributors, Inc. is the principal underwriter and distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor, located at 1290 Broadway, Suite 1000, Denver, CO 80203, is a broker-dealer registered with the SEC and is a member of FINRA. Selling Agents may be appointed by the Distributor to assist in the sale of the Fund’s Shares on a best-efforts basis.

The Distributor is not obligated to sell any specific amount of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.

Offering Prices and Fees

Class Y Shares are continuously offered at the Fund’s NAV per share. Shares are generally offered through other Selling Agents that have entered into selling agreements with the Distributor. Class Y Shares are not subject to a sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class Y Shares to their Selling Agents. Investors should consult with their financial intermediaries about any additional fees or charges they might impose. No ongoing servicing or recordkeeping fees will be paid with respect to Class Y Shares.

How to Purchase Shares

The following section provides basic information about how to purchase Shares of the Fund.

The Distributor acts as the distributor of shares for the Fund on a best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of shares of the Fund. Shares of the Fund are continuously offered through the Distributor. As discussed below, the Fund may authorize one or more Selling Agents to receive orders on its behalf. Such Selling Agents are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. Class Y Shares are continuously offered at NAV per share calculated each regular business day. Selling Agents may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares that you purchase through Selling Agents will normally be held in your account with that firm.

The Fund and the Distributor have the sole right to accept orders to purchase shares and reserve the right to reject any order in whole or in part.

The Shares have no history of public trading and are not currently listed on a public exchange. There can be no guarantee that an organized secondary market will develop for the Fund’s Shares, and if one does not develop, then liquidity for the Fund’s Shares will be provided only through quarterly repurchases of Shares at NAV per Share.

Class Y Shares are available to (i) corporations, endowments, foundations, and other investors that have been approved by the Adviser; and (ii) unaffiliated investment companies (whether registered or private) that have been approved by the Adviser.

Investors purchasing shares through a retirement plan or employee benefit plan may obtain additional information regarding the plan from their plan sponsor.

Acceptance and Timing of Purchase Orders

The Fund is open for business every day on which the New York Stock Exchange (“NYSE”) opens for regular trading. A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment made in one of the ways described above, will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day on which the order was received by the financial firm. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day for which the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.

For shares purchased through the Distributor, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary and accepted by the Fund. A financial intermediary may hold shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of shares. The sale of shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency that makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Purchasing Directly From the Fund

The following section provides additional information for investors wishing to purchase shares directly from the Fund. If you are investing through a financial intermediary, please contact your Selling Agent directly for more information.

By Mail. To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Accordant ODCE Index Fund to:

Regular Mail	Overnight Mail
Attn: Accordant, P.O. Box 219723, Kansas City, MO 64121-9723	Attn: Accordant, 801 Pennsylvania Ave., Suite 219723 Kansas City, MO 64105-1307

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The Fund’s Transfer Agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

Initial Investment—By wire. To purchase by wire, you must have an established account before your wire is sent. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. Wired funds must be received by 4:00 p.m. Eastern Time to be eligible for same day pricing. Call the Transfer Agent at 888-778-7781 Monday through Friday between 8:00am and 5:00pm CST on any day on which the New York Stock Exchange is open for business to advise of your intent to wire. This will ensure proper credit. Instruct your bank to wire funds to:

Account Name: SS&C GIDS, Inc., As Agent For Accordant Investments LLC

ABA: 101000695

DDA: 9872657519

Bank Name: UMB Bank, N.A.

Bank Address: 1010 Grand Ave Kansas City, MO 64106

Subsequent Investments—By wire. Before sending your wire, please contact the Transfer Agent to advise them of your intent to wire funds. This will ensure prompt and accurate credit upon receipt of your wire.

Subsequent Investments—Automatic Investment Plan (AIP). You may participate in the Fund’s Automatic Investment Plan (AIP), an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for Class Y Shares on specified days of each month into your established Fund account. Please contact the Fund at 888-778-7781 for more information about the Fund’s Automatic Investment Plan.

Wired Funds Disclaimer. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same-day pricing. The Fund and the Transfer Agent are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Lost Shareholders, Inactive Accounts and Unclaimed Property. It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then the Fund will determine whether the investor’s account can legally be considered abandoned. Mutual fund accounts may be transferred to the state government of an investor’s state of residence if no activity occurs within the account during the “inactivity period” specified in the applicable state’s abandoned property laws, which varies by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction. Please proactively contact the Transfer Agent toll-free at (888-778-7781) at least annually to ensure that your account remains in active status.

Signature Guarantees. The Fund’s Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Anti-Money Laundering

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your account application as part of the Fund’s Anti-Money Laundering Program. As requested on the account application, you must supply your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. Mailing addresses containing only a P.O. Box will not be accepted. Please contact the Transfer Agent at (888-778-7781) if you need additional assistance when completing your account application.

If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund may also reserve the right to close the account within five business days if clarifying information/documentation is not received.

Payments to Financial Intermediaries

The Fund may pay service fees to Selling Agents for sub-administration, sub-transfer agency and other shareholders services associated with shareholders whose shares are held of record in omnibus accounts, other networked or group accounts or accounts traded through registered securities clearing agents. No such fees will be paid in connection with Class Y Shares.

The Advisers or their respective affiliates, in each such Adviser’s own discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares of any share class (such compensation, the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation. Payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to financial intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for backup withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.

Share Class Considerations

The Fund currently offers Class Y Shares pursuant to this prospectus. When selecting a class of the Fund’s Shares, you should consider the following:

●	Which classes of Shares are available to you;

●	The amount you intend to invest;

●	How long you expect to own the Fund’s Shares; and

●	The total costs and expenses associated with a particular class of Shares.

Each investor’s financial considerations are different. You should speak with your Selling Agent to help you decide which class of Shares is best for you. Not all Selling Agents offer all classes of shares. In addition, Selling Agents may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your Selling Agent offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Small Accounts

Due to the relatively high cost of handling small investments, the Fund reserves the right, upon 90 days’ prior written notice, to redeem at NAV (less any applicable deferred sales charge), the shares of any shareholder whose account (except for IRAs) has a total value that is less than the relevant share class’ minimum initial investment requirement. Before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the Shares in the account is less than the minimum amount allowed and will allow the shareholder 90 days to make an additional investment in an amount that will increase the value of the account to the minimum before the redemption is processed. An investor’s account will not be closed if its drop in value is due to Fund performance.

Distribution in Foreign Jurisdictions

The distribution of this prospectus and the offer and sale of Shares in certain jurisdictions may be restricted by law. It is the responsibility of any persons wishing to purchase shares to inform themselves of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of shares, and any foreign exchange restrictions that may be relevant thereto.

DISTRIBUTIONS

The Fund seeks to pay consistent quarterly distributions at an attractive distribution yield to shareholders of record. The Fund accrues and declares distributions quarterly and distribute them on a quarterly basis. In addition, the Fund distributes any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually. Net short-term capital gain distributions may be paid more frequently. The Fund intends to make distributions necessary to maintain its qualification as a REIT.

Cash distributions to holders of the Fund’s Shares will automatically be reinvested under the DRIP in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the Fund. Under the DRIP, shareholders’ distributions are reinvested in Shares of the same class of Shares owned by the shareholder for a purchase price equal to the NAV per share (for the class of Shares being purchased) on the date that the distribution is paid. See “Distribution Reinvestment Plan.”

If, for any quarterly distribution, net investment income and net realized gains were less than the amount of the distribution, the difference may be distributed from the Fund’s assets in the form of a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. A “return of capital” merely represents a partial return of your original investment and does not represent a gain on the Fund’s investments. When you sell your Shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Shares is gain subject to tax. Because a return of capital reduces your basis in the Shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the Shares, all other things being equal. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. As a result, you may be required to pay tax even if selling your investment in the Shares at a loss. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. The Fund’s final distribution for each calendar year may include any remaining net investment income and net realized gains undistributed during the year. The Fund’s actual financial performance will likely vary significantly from month to month and from year to year, and there may be extended periods of up to several years when the distribution rate will exceed the Fund’s actual total returns. The Fund’s projected or actual distribution rate is not a prediction of what the Fund’s actual total returns will be over any specific future period.

Various factors will affect the level of the Fund’s income, including the asset mix, the leases on the Underlying Fund’s or the Fund’s real estate investments, if any, and the amount of leverage utilized by the Fund. To permit the Fund to maintain a more stable quarterly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarter may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions. For purposes of declaring and paying distributions, the Fund determines its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. For tax purposes, a distribution that for purposes of GAAP is composed of return of capital and net investment income may be subsequently re-characterized to also include capital gains. Shareholders will be informed of the tax characteristics of any distributions after the close of the Fund’s fiscal year.

DISTRIBUTION REINVESTMENT PLAN

Pursuant to the Fund’s Distribution Reinvestment Plan (the “DRIP”), income dividends and/or capital gain distributions to shareholders will automatically be reinvested in additional Shares by SS&C GIDS, Inc. (the “DRIP Administrator”) unless the shareholder elects to receive cash. A shareholder may terminate participation in the DRIP at any time by notifying the DRIP Administrator before the record date of the next distribution by telephone at (888-778-7781) or in writing to Accordant at P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or 801 Pennsylvania Ave., Suite 219723 Kansas City, MO 64105-1307 (overnight mail). Shareholders whose Shares are held in the name of a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee. All distributions to shareholders who do not participate in the DRIP, or have elected to terminate their participation in the DRIP, are paid by wire, ACH or check mailed directly to the record holder by or under the direction of the DRIP Administrator when the Board declares a distribution.

The DRIP Administrator maintains all shareholder accounts in the DRIP and furnishes written confirmations of all transactions in the account, including information needed by shareholders for tax records. Shares in the account of each DRIP participant are held by the DRIP Administrator in non-certificated form in the name of the participant, and each shareholder’s proxy includes Shares purchased pursuant to the DRIP. The DRIP Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants. There is no charge to participants for reinvesting regular distributions and capital gains distributions; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants. The fees of the DRIP Administrator for handling the reinvestment of regular distributions and capital gains distributions are included in the fee to be paid by the Fund to its transfer agent. There are no brokerage charges with respect to Shares issued directly by the Fund as a result of regular distributions or capital gains distributions payable either in Shares or in cash.

The automatic reinvestment of such dividends or distributions does not relieve participants of any income tax that may be payable on such dividends or distributions. See “Certain U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the DRIP at any time. Any expenses of the DRIP are borne by the Fund. All correspondence or questions concerning the DRIP should be directed to the Transfer Agent at Accordant Investments c/o SS&C, PO Box 219723, Kansas City, MO 64121-9723.

For direct shareholders, if you elect to receive distributions and/or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund’s current NAV, and to reinvest all subsequent distributions. Shareholders that are invested through a financial intermediary should contact their Selling Agent directly.

DESCRIPTION OF SHARES

The following description of the terms of the shares of the Fund is only a summary. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Fund’s By-Laws. The Fund’s Declaration of Trust and By-Laws are exhibits to the Registration Statement, of which this prospectus forms a part.

The Fund is a Delaware statutory trust established under the laws of the State of Delaware by the Declaration of Trust. The Declaration of Trust provides that the Board may authorize separate series or classes of shares of beneficial interest of the Fund. Preferred shares may be issued in one or more series, with such rights as determined by the Board, by action of the Board without the approval of the shareholders. The Declaration of Trust authorizes the issuance of an unlimited number of shares. The Fund currently offers Class Y Shares pursuant to this prospectus.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund among the holders of the Fund’s shares according to their respective rights. Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the shares.

The Fund does not intend to hold annual meetings of shareholders. If the Fund does hold a meeting of shareholders, shares of the Fund entitle their holders to one vote for each share held. Each fractional share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration of Trust, By-Laws, or required by applicable law.

The Fund sends unaudited reports at least semiannually and audited financial statements annually to all of its shareholders.

The following table shows the amount of Shares that were authorized and outstanding as of October 17, 2024:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class Y	Unlimited	0	18,503.562

Uncertificated Shares; Transfer Agent

The Fund does not issue certificates for Shares. The Fund’s Shares are held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. The Transfer Agent acts as the Fund’s registrar and as the Transfer Agent for the Fund’s Shares. With respect to shares held by a financial intermediary on behalf of an investor, the financial intermediary will be responsible for the functions of the registrar and transfer agent. Transfers can be effected simply by mailing a transfer and assignment form, which the Fund will provide to you at no charge, to the Transfer Agent. See “Custodian and Transfer Agent.”

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

The Declaration of Trust and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office for cause only by a vote of a majority of the remaining trustees or, in the case of an independent trustee, only by action taken by a majority of the remaining independent trustees. These voting thresholds are not required under Delaware or federal law. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.

The Declaration of Trust requires the affirmative vote of not less than 75% of the shares of each affected class or series outstanding, voting as separate classes or series, to approve, adopt or authorize an amendment to the Declaration of Trust that makes the shares a “redeemable security” as that term is defined in the 1940 Act. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company,” as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Board may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-Laws, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Board has considered the foregoing provisions and concluded that they are in the best interests of the Fund and its shareholders, including holders of the shares.

The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-Laws, both of which are on file with the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the taxation of the Fund and the material U.S. federal income tax consequences to holders of the Shares of the Fund. This discussion is for your general information only. This summary is not tax advice. The tax treatment of a holder will vary depending upon the holder’s particular situation, and this summary addresses only holders that hold these securities as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This summary also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	banks;
●	life insurance companies;
●	tax-exempt organizations;
●	certain insurance companies;
●	persons liable for the alternative minimum tax;
●	persons that hold securities that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;
●	persons that purchase or sell shares or debt securities as part of a wash sale for tax purposes; and
●	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. Changes in U.S. federal, state and local tax laws or regulations, with or without retroactive application, could have a negative effect on the Fund. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to the Fund’s investors and to the Fund. In addition, recent events and the shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such tax law changes. Even changes that do not impose greater taxes on the Fund could potentially result in adverse consequences to holders of Shares.

If a partnership holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Shares should consult such partner’s tax advisor with regard to the U.S. federal income tax treatment of an investment in the Shares.

You are urged to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling Shares, including the U.S. federal, state, local and foreign tax consequences of acquiring, owning and selling these securities in your particular circumstances and potential changes in applicable laws.

As used in this section, the term “shareholder” means a holder of Shares who, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income taxation regardless of the income’s source; or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Taxation of the Fund as a REIT

The Fund has elected to be taxed as a REIT. The Fund expects to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

The Fund’s qualification as a REIT depends upon the continuing satisfaction by the Fund of requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while the Fund intends to continue to qualify to be taxed as a REIT, the actual results of the Fund or of certain subsidiaries that are also REITs (“REIT Subsidiaries”) for any particular year might not satisfy these requirements since the ability to satisfy such requirements depends on the operations of the underlying Eligible Component Funds over which the Fund has no control. The Fund will not monitor the REIT Subsidiaries’ compliance with the requirements for REIT qualification.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, the Fund generally will not have to pay U.S. federal corporate income taxes on the Fund’s net income that the Fund currently distributes to its shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. The Fund’s dividends, however, generally will not be eligible for (i) the corporate dividends received deduction and (ii) the reduced rates of tax applicable to dividends received by noncorporate shareholders, although, as described below under “Taxation of Holders of Shares—Dividends”, noncorporate holders of the Shares would generally be entitled to a deduction equal to 20 percent of certain dividends paid by the Fund.

Notwithstanding the above, the Fund will have to pay U.S. federal income tax as follows:

●	First, the Fund will have to pay tax at the regular corporate rate on any undistributed real estate investment trust taxable income, including undistributed net capital gains.
●	Second, if the Fund has (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the corporate rate on that income.
●	Third, if the Fund has net income from “prohibited transactions”, as defined in the Code, the Fund will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.
●	Fourth, if the Fund should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “Requirements for Qualification—Income Tests”, but has nonetheless maintained its qualification as a REIT because the Fund has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.
●	Fifth, if the Fund should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for that year, (2) 95% of its REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate-level.
●	Sixth, if the Fund acquires any asset from a C corporation in certain transactions in which the Fund must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of the Fund, and the Fund recognizes gain on the disposition of that asset during the 5-year period beginning on the date on which the Fund acquired that asset, then the Fund will have to pay tax on the built-in gain at the regular corporate rate.

●	Seventh, if the Fund derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit (a “REMIC”), or certain interests in a taxable mortgage pool (a “TMP”), the Fund could be subject to corporate level Federal income tax at the corporate rate to the extent that such income is allocable to certain types of tax-exempt shareholders that are not subject to unrelated business income tax, such as government entities.
●	Eighth, if the Fund receives non-arm’s-length income from a taxable REIT subsidiary (as defined under “Requirements for Qualification—Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of the Fund, the Fund will be subject to a 100% tax on the amount of the Fund’s non-arm’s-length income.
●	Ninth, if the Fund fails to satisfy a REIT asset test, as described below, due to reasonable cause and the Fund nonetheless maintains its REIT qualification because of specified cure provisions, the Fund will generally be required to pay a tax equal to the greater of $50,000 or the corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Fund to fail such test.
●	Tenth, if the Fund fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, the Fund may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association:

●	which is managed by one or more trustees or directors;
●	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
●	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;
●	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;
●	the beneficial ownership of which is held by 100 or more persons;
●	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and
●	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

The Fund expects to satisfy the conditions described in the first through sixth bullet points of the preceding paragraph. In addition, the Fund’s Declaration of Trust provides for restrictions regarding the ownership and transfer of Shares. These restrictions are intended to assist the Fund in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary,” as defined in the Code (a “QRS”), will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS will be treated as assets, liabilities and items of these kinds of the Fund, unless the Fund makes an election to treat such corporation as a TRS. Thus, in applying the requirements described in this section, the Fund’s QRSs (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Fund.

Investments in Partnerships.  If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Fund’s proportionate share of the assets, liabilities and items of income of any partnership in which the Fund is a partner will be treated as assets, liabilities and items of income of the Fund for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which the Fund owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect the Fund’s ability to satisfy the REIT income and asset tests and the determination of whether the Fund has net income from prohibited transactions. See the third bullet under the heading “Taxation of the Fund as a REIT” above for a brief description of prohibited transactions.

Taxable REIT Subsidiaries. A taxable REIT subsidiary (a “TRS”) is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 21%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Fund’s TRSs will also be taxable, either (1) to the Fund to the extent the dividend is retained by the Fund, or (2) to the Fund’s shareholders to the extent the dividends received from the TRS are paid to the Fund’s shareholders.

The Fund may hold more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT notwithstanding the rule described below under “Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for the Fund to qualify as a REIT, the securities of all of the TRSs in which the Fund has invested either directly or indirectly may not represent more than 20% of the total value of the Fund’s assets. The Fund expects that the aggregate value of all of its interests in TRSs, if any, will represent less than 20% of the total value of the Fund’s assets; however, the Fund cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

Income Tests. In order to maintain its qualification as a REIT, the Fund annually must satisfy two gross income requirements.

●	First, the Fund must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property”, as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of the Fund that are paid or reimbursed by tenants.

●	Second, at least 95% of the Fund’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

Rents that the Fund receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

●	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.
●	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if the Fund owns more than a 10% interest in the subsidiary. A tenant in which the Fund owns a 10% or greater interest is referred to as a “related party tenant.”

●	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.
●	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a TRS. However, a REIT may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

To the extent that the Fund earns rental income, the Fund expects such rental income to satisfy the requirements listed above.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because the amount of the interest is based on a fixed percentage or percentages of receipts or sales.

Interest income and gain from the sale of a debt instrument issued by a “publicly offered REIT,” unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% gross income test (even though such instruments are treated as “real estate assets” as discussed below) but is treated as qualifying income for purposes of the 95% gross income test. A “publicly offered REIT” means a REIT that is required to file annual and periodic reports with the Securities and Exchange Commission under the Exchange Act.

From time to time, the Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging activities include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income the Fund derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a hedging transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by the Fund to acquire or carry real estate. The term “hedging transaction,” as used above, generally means any transaction the Fund enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Fund. The term “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests (or any property that generates such income or gain), including gain from the termination of such a transaction. The term “hedging transaction” also includes hedges of other hedging transactions described in this paragraph. The Fund intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

As a general matter, certain foreign currency gains recognized by the Fund, if any, are expected to be excluded from gross income for purposes of one or both of the gross income tests, as follows.

“Real estate foreign exchange gain” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain qualified business units of a REIT.

“Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations that would not fall within the scope of the definition of real estate foreign exchange gain.

If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

●	The Fund’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

●	The Fund files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the U.S. Internal Revenue Service (the “IRS”).

The Fund might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, the Fund would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.

Asset Tests. The Fund, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

●	First, at least 75% of the value of the Fund’s total assets must be represented by real estate assets, including (a) real estate assets held by the Fund’s QRSs, the Fund’s allocable share of real estate assets held by partnerships in which the Fund owns an interest and stock issued by another REIT, (b) for a period of one year from the date of the Fund’s receipt of proceeds of an offering of its Shares or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities, and (d) certain debt instruments of publicly offered REITs (as defined above), interests in mortgages on interests in real property, personal property to the extent that rents attributable to the property are treated as rents from real property under the applicable Code section, and a mortgage secured by real property and personal property, provided that the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing such mortgage.

●	Second, not more than 25% of the Fund’s total assets may be represented by securities other than those in the 75% asset class (except that not more than 25% of the REIT’s total assets may be represented by “nonqualified” debt instruments issued by publicly offered REITs). For this purpose, a “nonqualified” debt instrument issued by a publicly offered REIT is any real estate asset that would cease to be a real estate asset if the definition of a real estate asset was applied without regard to the reference to debt instruments issued by publicly offered REITs.

●	Third, not more than 20% of the Fund’s total assets may constitute securities issued by TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a TRS, owned by the Fund may not exceed 5% of the value of the Fund’s total assets.

●	Fourth, the Fund may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, QRSs or TRSs, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities). Solely for the purposes of the 10% value test described above, the determination of the Fund’s interest in the assets of any partnership or limited liability company in which the Fund owns an interest will be based on the Fund’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

If the IRS successfully challenges the partnership status of any of the partnerships in which the Fund maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, the Fund could lose its REIT status. In addition, in the case of such a successful challenge, the Fund could lose its REIT status if such recharacterization results in the Fund otherwise failing one of the asset tests described above.

Certain relief provisions may be available to the Fund if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, the Fund will be deemed to have met the 5% and 10% REIT asset tests if the value of the Fund’s nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of the Fund’s assets at the end of the applicable quarter and (b) $10,000,000, and (ii) the Fund disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, the Fund may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements. The Fund, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to the Fund’s shareholders in an amount at least equal to (1) the sum of (a) 90% of the Fund’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the Fund’s net capital gain, and (b) 90% of the Fund’s net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if the Fund acquires an asset from a C corporation in a carryover basis transaction and disposes of such asset within five years of acquiring the asset, the Fund may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which the distributions relate, or in the following taxable year if declared before the Fund timely files its tax return for the year to which the distributions relate and if paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if the distributions were paid on December 31 of the year declared.

To the extent that the Fund does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of the Fund’s real estate investment trust taxable income, as adjusted, the Fund will have to pay tax on the undistributed amounts at regular corporate tax rates. Furthermore, if the Fund fails to distribute during each calendar year at least the sum of (a) 85% of the Fund’s ordinary income for that year, (b) 95% of the Fund’s capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

The Fund intends to satisfy the annual distribution requirements. Since the ability to satisfy such requirements depends on distributions from underlying Eligible Component Funds over which the Fund has no control, there can be no assurance that the Fund will satisfy such distribution requirements in any particular year.

From time to time, the Fund may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when the Fund actually receives income and when the Fund actually pays deductible expenses and (b) when the Fund includes the income and deducts the expenses in arriving at the Fund’s taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, the Fund may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends.

Under certain circumstances, the Fund may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. Thus, the Fund may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Fund will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Interest Deduction Limitation

Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to an electing real property trade or business. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. Under Treasury Regulations, the Fund may be able to elect not to have the interest deduction limitation apply. If the Fund does not make the election, the interest deduction limitation could result in the Fund having more REIT taxable income and thus increase the amount of distributions the Fund must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause the Fund’s TRSs to have greater taxable income and thus potentially greater corporate tax liability.

Penalty Tax

As a REIT, the Fund is subject to a 100% penalty tax with respect to certain transactions with taxable REIT subsidiaries. The Code imposes an excise tax of 100% on a REIT with respect to the gross income of a taxable REIT subsidiary that is attributable to services provided to, or on behalf of, the REIT (and not to services provided to tenants), less properly allocable deductions, to the extent that the reported amount of such income is adjusted by the IRS by reason of such reported amount being less than the amount that would have been paid to a party in an arm’s-length transaction.

Failure to Qualify as a REIT

If the Fund would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, the Fund’s qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and the Fund pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which has specific relief provisions that are described above.

If the Fund fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Fund will have to pay tax on the Fund’s taxable income at regular corporate rates. The Fund will not be able to deduct distributions to shareholders in any year in which the Fund fails to qualify, nor will the Fund be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends-received deduction if such distributees satisfy the relevant provisions of the Code. In addition, a noncorporate shareholder would not be eligible for the 20% deduction in respect of certain REIT dividends. Unless entitled to relief under specific statutory provisions, the Fund will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The Fund might not be entitled to the statutory relief described above in all circumstances.

Excess Inclusion Income

If the Fund holds a residual interest in a REMIC or certain interests in a TMP from which the Fund derives “excess inclusion income,” the Fund may be required to allocate such income among its shareholders in proportion to the dividends received by the Fund’s shareholders, even though the Fund may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.

Taxation of U.S. Shareholders

Dividends. As long as the Fund qualifies as a REIT, distributions made by the Fund out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to the Fund’s taxable U.S. shareholders as ordinary income. Noncorporate U.S. shareholders will generally not be entitled to the preferential tax rate applicable to certain types of dividends (giving rise to “qualified dividend income”) except with respect to the portion of any distribution (a) that represents income from dividends the Fund received from a corporation in which the Fund owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), (b) that is equal to the sum of the Fund’s real estate investment trust taxable income (taking into account the dividends paid deduction available to the Fund) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which the Fund must adopt the basis of the asset in the hands of the C corporation for the Fund’s previous taxable year and less any taxes paid by the Fund during its previous taxable year, or (c) that represents earnings and profits that were accumulated in a non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the Fund and individual shareholder level.

For taxable years of the Fund beginning on or before December 31, 2025, noncorporate holders of shares in a REIT such as the Fund are entitled to a deduction equal to 20% of any “qualified REIT dividends”. Qualified REIT dividends are defined as any dividend from a REIT that is not a capital gain dividend or a dividend attributable to dividend income from U.S. corporations or certain non-U.S. corporations. A noncorporate U.S. shareholder’s ability to claim a deduction equal to 20% of qualified REIT dividends received may be limited by the shareholder’s particular circumstances. In addition, for any noncorporate U.S. shareholder that claims a deduction in respect of qualified REIT dividends, the maximum threshold for the accuracy-related penalty with respect to substantial understatements of income tax could be reduced from 10% to 5%. The deduction in respect of qualified REIT dividends is generally not available to corporate holders of shares in a REIT or to noncorporate holders owning shares in a REIT indirectly through a corporate entity.

Noncorporate U.S. shareholders should consult their own tax advisors to determine the impact of tax rates on dividends received from the Fund and the ability to claim a deduction in respect of such dividends. Distributions made by the Fund will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. Distributions made by the Fund that the Fund properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that such dividends do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held its Shares. Thus, with certain limitations, capital gains dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. The maximum amount of dividends that may be designated by the Fund as capital gain dividends and as “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by the Fund with respect to such year, including dividends paid by it in the succeeding taxable year that relate back to the prior taxable year for purposes of determining its dividends paid deduction. In addition, the IRS has been granted authority to prescribe regulations or other guidance requiring the proportionality of the designation for particular types of dividends (for example, capital gain dividends) among REIT shares.

To the extent that the Fund makes distributions not designated as capital gain dividends in excess of the Fund’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis that the U.S. shareholder has in the Shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted basis in the Shares will be taxable as capital gains, provided that the Shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of Shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of Shares before being allocated to other distributions.

As described above, dividends authorized by the Fund in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by the Fund and received by the shareholder on December 31 of that year, provided that the Fund actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Fund.

The Fund may make distributions to shareholders that are paid in Shares. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and a U.S. shareholder would, therefore, generally have taxable income with respect to such distributions of Shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. shareholders holding Shares at the close of the Fund’s taxable year will be required to include, in computing the U.S. shareholders’ long-term capital gains for the taxable year in which the last day of the Fund’s taxable year falls, the amount of the Fund’s undistributed net capital gain that the Fund designates in a written notice mailed to its shareholders. The Fund may not designate amounts in excess of the Fund’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Fund in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax such shareholders are deemed to have paid. U.S. shareholders will increase their basis in the Shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholders in respect of these gains.

Distributions made by the Fund and gain arising from a U.S. shareholder’s sale or exchange of Shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Shares. When a U.S. shareholder sells or otherwise disposes of Shares, the shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the Shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the Shares as capital assets. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the Shares for more than one year. Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of Shares that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from the Fund that were required to be treated as long-term capital gains.

Redemption of Shares. The Fund intends to offer to repurchase Shares on a quarterly basis on such terms as may be determined by the Board, in its sole discretion, unless, in the judgment of the Fund’s Board, such repurchases would not be in the Fund’s best interests or would violate applicable law.

Any redemption of Shares for cash will be a taxable transaction for U.S. federal income tax purposes. If a redemption for cash by a U.S. shareholder is treated as a sale or redemption of such Shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss equal to the difference between the purchase price and the U.S. shareholder’s adjusted tax basis in the Shares redeemed by the Fund. The gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeds one year. The deductibility of capital losses may be subject to limitations.

The receipt of cash by a shareholder in redemption of the Shares will be treated as a sale or redemption for U.S. federal income tax purposes if the redemption:

●	is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code;
●	is a “substantially disproportionate” redemption with respect to the holder under Section 302(b)(2) of the Code; or

●	results in a “complete termination” of the holder’s interest in the Fund under Section 302(b)(3) of the Code.

In determining whether any of these tests has been met, a holder must take into account not only Shares or any other class of the Fund shares it actually owns, but also any Shares regardless of class it constructively owns within the meaning of Section 318 of the Code (including shares that are owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the holder has an equity interest as well as shares that may be acquired through options that it owns).

A distribution to a shareholder will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s interest (taking into account all Shares owned, regardless of class or series) in the Fund. Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. If, however, as a result of a redemption of Shares, a U.S. shareholder whose relative interest (actual or constructive) in the Fund is minimal and who exercises no control over corporate affairs suffers a reduction in its proportionate interest in the Fund (including any ownership of shares constructively owned), the holder generally should be regarded as having suffered a “meaningful reduction” in its interest in the Fund.

Satisfaction of the “substantially disproportionate” and “complete termination” exceptions is dependent upon compliance with certain objective tests set forth in Section 302(b)(2) and Section 302(b)(3) of the Code. A distribution to a shareholder will be “substantially disproportionate” if the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately following the redemption of Shares (treating Shares redeemed as not outstanding) is less than 80% of the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately before the redemption (treating Shares redeemed pursuant to the tender offer as not outstanding), and immediately following the redemption the shareholder actually and constructively owns less than 50% of the total combined voting power of the Fund.

A distribution to a shareholder will result in a “complete termination” if either (1) all of the Shares and all other classes of the Fund’s shares actually and constructively owned by the shareholder are redeemed or (2) all of the Shares and the Fund’s other classes of shares actually owned by the shareholder are redeemed or otherwise disposed of and the shareholder is eligible to waive, and effectively waives, the attribution of the Fund’s shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code.

Any redemption may not be a redemption of all of the Shares. If the Fund were to redeem less than all of the Shares, a shareholder’s ability to meet any of the three tests described above might be impaired. In consulting with their tax advisors, shareholders should discuss the consequences of a partial redemption of Shares on the amount of the Fund’s shares actually and constructively owned by such holder required to produce the desired tax treatment.

If a U.S. shareholder’s receipt of cash attributable to a redemption of Shares for cash does not meet one of the tests of Section 302 of the Code described above, then the cash received by such holder in the tender offer will be treated as a dividend and taxed as described above.

Backup Withholding. The Fund will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide the Fund with such shareholder’s correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, the Fund may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Fund.

Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described below and has not held its shares as “debt financed property” within the meaning of the Code, and the shares are not otherwise used in a trade or business, the dividend income from shares is not expected to be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares is not expected to constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

Notwithstanding the above paragraph, tax-exempt shareholders will be required to treat as unrelated business taxable income any dividends paid by the Fund that are allocable to the Fund’s “excess inclusion” income, if any.

Income from an investment in Shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by the Shares. Prospective investors of the types described in the preceding sentence should consult such investors’ own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that:

●	is described in Section 401(a) of the Code;

●	is tax-exempt under Section 501(a) of the Code; and

●	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

●	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

●	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year.

The rules described above under the heading “Taxation of U.S. Shareholders” concerning the inclusion of the Fund’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Medicare Tax

A U.S. shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes the holder’s dividend income and the holder’s net gains from the disposition of Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. shareholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Fund shares.

Tax Shelter Reporting

If a shareholder recognizes a loss with respect to stock of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of foreign shareholders are complex. Non-U.S. shareholders should consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the Shares, including any reporting requirements and to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a qualified foreign pension fund under the Code.

Distributions by the Fund to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Fund of “U.S. real property interests” nor reported by the Fund as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Fund’s current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. shareholder is excess inclusion income. Dividends that are effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. shareholder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. A non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for the Fund’s ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if the Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. shareholders that are pass-through entities rather than corporations or individuals. A non-U.S. shareholder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of the Fund’s current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its Shares will reduce the non-U.S. shareholder’s adjusted basis in its Shares and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. shareholder in its Shares will be treated as gain from the sale of its Shares (discussed below). Because the Fund generally cannot determine at the time the Fund makes a distribution whether or not the distribution will exceed the Fund’s current and accumulated earnings and profits, the Fund normally will withhold tax on the entire amount of any distribution at the same rate as the Fund would withhold on a dividend. The Fund would be required to withhold at least 15% of any distribution to a non-U.S. shareholder in excess of the Fund’s current and accumulated earnings and profits if the Fund’s Shares constitutes a U.S. real property interest with respect to such non-U.S. shareholder, as discussed below. This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. shareholder that are designated by the Fund at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (i) the investment in the Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will generally be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or (ii) the non-U.S. shareholder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under FIRPTA, distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Fund of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of non-resident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to a U.S. real property interest if the Fund held an interest in the underlying asset solely as a creditor. The Fund will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of any distributions to non-U.S. shareholders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of the Fund’s net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. shareholders may exceed the actual tax liability, is creditable against the non-U.S. shareholder’s U.S. federal income tax liability. However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of the Fund’s stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. shareholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder” or a “qualified foreign pension fund.” Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above. Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. Although the law is not clear on the matter, it appears that amounts the Fund designates as undistributed capital gains in respect of the stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by the Fund of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Fund on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by the Fund were to exceed their actual U.S. federal income tax liability. If the Fund were to designate a portion of the Fund’s net capital gain as undistributed capital gain, a non-U.S. shareholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Subject to the discussion below regarding repurchases of the Fund’s Shares, gain recognized by a non-U.S. shareholder upon the sale or exchange of the Fund’s Shares generally would not be subject to U.S. taxation unless: the investment in the Fund’s Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will be subject to the same treatment as domestic holders with respect to any gain; the non-U.S. shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or the non-U.S. shareholder is not a qualified shareholder or a qualified foreign pension fund and the Fund’s Shares constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

The Fund anticipates that the Fund’s Shares will constitute a U.S. real property interest within the meaning of FIRPTA unless the Fund is a domestically-controlled REIT. The Fund will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of the Fund’s stock is held directly or indirectly by non-U.S. shareholders. No assurance can be given, however, that the Fund is or will be a domestically-controlled REIT. Even if the Fund were not a domestically-controlled REIT, a sale of Shares by a non-U.S. shareholder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if: the Fund’s Shares were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and the non-U.S. shareholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of the Fund’s Shares at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. If gain on the sale or exchange of the Fund’s Shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals. In such a case, under FIRPTA the purchaser of Shares may be required to withhold 10% of the purchase price and remit this amount to the IRS.

A repurchase of the Fund’s Shares that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “Redemption of Shares” for a discussion of when a redemption will be treated as a sale or exchange and related matters. A repurchase of the Fund’s Shares generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from the Fund’s dispositions of U.S. real property interests. The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply) but has not provided any guidance to determine when and what portion of a repurchase is a distribution that is attributable to gains from the Fund’s dispositions of U.S. real property interests. Due to the uncertainty, the Fund may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such shareholder, from all or a portion of repurchase payments to non-U.S. shareholders other than qualified shareholders or qualified foreign pension funds. To the extent the amount of tax the Fund withholds exceeds the amount of a non-U.S. shareholder’s U.S. federal income tax liability, the non-U.S. shareholder may file a U.S. federal income tax return and claim a refund. Further, legislative proposals to tax or otherwise restrict corporate stock repurchases have been proposed, but the outlook for possible applicability to the Fund of any such proposals is uncertain at this time.

If a non-U.S. shareholder is subject to taxation under FIRPTA on proceeds from the sale of the Fund’s Shares or on distributions the Fund makes, the non-U.S. shareholder will be required to file a U.S. federal income tax return. Prospective non-U.S. shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of the Fund’s Shares, including any reporting requirements.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

Other Tax Consequences

State or local taxation may apply to the Fund and its shareholders in various state or local jurisdictions, including those in which the Fund or its shareholders transact business or reside. The state and local tax treatment of the Fund and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Fund.

LEGAL MATTERS

Dechert LLP serves as counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. serves as the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. Cohen & Company, Ltd. is located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115. The Fund’s historical financial information was audited by another independent registered public accounting firm from April 1, 2021 (commencement of operations) through June 30, 2023.

Accordant ODCE Index Fund

CLASS Y SHARES

PROSPECTUS

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

Accordant ODCE Index Fund

STATEMENT OF ADDITIONAL INFORMATION

October 28, 2024

Accordant ODCE Index Fund (the “Fund”) is a non-diversified, closed-end management investment company that operates as an “interval fund” and that employs an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. This Statement of Additional Information relating to the Shares does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto. This Statement of Additional Information, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Class A shares (“Class A Shares”), Class I shares (“Class I Shares”) or Class Y shares (“Class Y Shares” and together with Class A Shares and Class I Shares, the “Shares,” and each share thereof, a “Share”), and investors should obtain and read the prospectus prior to purchasing such Shares. A copy of the prospectus may be obtained without charge by calling 888-778-7781, by writing to the Fund at: Attn: Accordant, P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or Attn: Accordant, 801 Pennsylvania Ave., Suite 219723 Kansas City, MO 64105-1307 (overnight mail) or visiting the Fund’s website www.accordantinvestments.com, when available. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.

INVESTMENT OBJECTIVE	1
INVESTMENT RESTRICTIONS	1
INVESTMENT POLICIES AND TECHNIQUES	2
MANAGEMENT OF THE FUND	3
PORTFOLIO TRANSACTIONS AND BROKERAGE	17
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	17
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	32
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32
CUSTODIAN AND TRANSFER AGENT	32
ADDITIONAL INFORMATION	32
AUDITED FINANCIAL STATEMENTS	32
APPENDIX A DESCRIPTION OF S&P, MOODY’S AND FITCH RATINGS	33

INVESTMENT OBJECTIVE

The Fund’s investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”) on a net-of-fee basis while minimizing tracking error. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RESTRICTIONS

The Fund’s fundamental policies may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting shares. As defined by the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting stock of the Fund” means the vote, at an annual or special meeting of the shareholders duly called, (a) of 67% or more of the voting shares present at such meeting, if the holders of more than 50% of the Fund’s outstanding voting shares are present or represented by proxy; or (b) of more than 50% of the outstanding voting shares, whichever is less.

Fundamental Restrictions

As a matter of fundamental policy:

●	the Fund will not act as an underwriter of securities of other issuers (except to the extent that it may be deemed an “underwriter” of securities it purchases that must be registered under the Securities Act of 1933, as amended (the “Securities Act”) before they may be offered or sold to the public);

●	the Fund will not sell securities short (except with regard to managing the risks associated with publicly-traded securities it may hold in its portfolio);

●	the Fund will not purchase securities on margin (except to the extent that it may purchase securities with borrowed money);

●	the Fund will not invest more than 25% of its total assets in the securities of companies or entities engaged in any one industry, or group of industries, except the real estate industry. The foregoing limitation also does not apply to investments in the securities of the U.S. government, its agencies or instrumentalities. Under normal circumstances, the Fund will invest more than 25% of its total assets in real estate-related investments, including real estate investment vehicles that in turn hold real estate-related investments, or companies that otherwise operate in the real estate industry. For purposes of this restriction, the Fund’s investments in the securities of underlying funds and similar vehicles that are managed by third-party managers (each, an “Underlying Fund Manager,” and such funds, the “Underlying Funds”) are not deemed to be investments in a single industry. In determining whether the Fund is concentrated in an industry or group of industries, Accordant Investments LLC (the “Adviser”) and IDR Investment Management, LLC (“IDR” or “Sub-Adviser,” and together with the Adviser, the “Advisers”) will use their reasonable best efforts to take into account the Underlying Funds’ focus on particular industries;

●	the Fund may engage in the purchase or sale of commodities or commodity contracts, including futures contracts (only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained);

●	the Fund may make loans and purchase or sell real estate and real estate mortgage loans, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time;

●	the Fund may use derivatives transactions for hedging purposes or to enhance total return, up to the maximum percentage of its assets permitted by the 1940 Act and subject to its investment objective, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained; and

●	the Fund may borrow money or issue senior securities up to the maximum amount and maximum percentage of its assets permitted by the 1940 Act.
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In addition to the foregoing fundamental policies, the Fund operates as a non-diversified investment company under the 1940 Act.

With respect to these investment restrictions (except the Fund’s policy on borrowing set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Underlying Funds in which the Fund’s assets are invested.

Repurchase Offer Fundamental Policy

The Fund has adopted a fundamental policy that it will conduct quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for no less than 5% of its outstanding shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers every three months. The Repurchase Pricing Date (as defined in the Prospectus) shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus) or the next business day, if the 14th day is not a business day. Subject to Board approval, Repurchase Request Deadlines (as defined below) occur each February, May, August and November, and Repurchase Offer Notices (as defined below) are sent to shareholders each January, April, July and October preceding each such Repurchase Request Deadline. This fundamental policy may be changed only with the approval of a majority of the Fund’s outstanding voting securities.

Non-Fundamental Restrictions

The Fund’s investment objective and investment strategies are not fundamental and may be changed by the Board without shareholder approval. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund’s investment policies and techniques in the prospectus.

The Adviser believes that allocating a portion of your investment portfolio to Underlying Funds which invest in real estate may provide you with a steady source of income, broader portfolio diversification than the average investor, and a hedge against inflation and attractive risk-adjusted returns based on historical information for this asset class. There is no guarantee that the Fund’s investments will provide these benefits.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in real estate investment vehicles that comprise the NFI-ODCE Index (the “Eligible Component Funds”). This policy is subject to change only upon 60 days’ prior notice to shareholders. The Fund may also invest in cash equivalents, short-term investments (including money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments among other instruments), or other liquid securities that will facilitate the achievement of the investment objective.

Portfolio Turnover

With respect to the Fund’s investments, it is the Fund’s policy not to engage in trading for short-term profits. Notwithstanding the foregoing, portfolio turnover rate is not considered a limiting factor in the execution of the Fund’s investment decisions and the Fund will effect portfolio transactions without regard to any holding period if, in management’s judgment, such transactions are advisable in light of various factors, including a change in circumstances of a particular company or within a particular industry or in general market, economic or financial conditions. The Fund will liquidate positions as needed to fund investments in Underlying Funds.

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MANAGEMENT OF THE FUND

Board of Trustees

The business and affairs of the Fund are managed under the oversight of the Board of Trustees (the “Board,” and its members, “Trustees”) subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. Each member of the Board serves until his or her successor is duly elected and qualified.

Below is a list of the Fund’s Trustees and their present positions and principal occupations during the past five years. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.” The term “Fund Complex” includes the registered investment companies advised by the Adviser or its affiliates as of the date of this Statement of Additional Information.

Trustees of the Fund

Name, Age and Address(1)	Position(s) with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past Five Years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Interested Trustees
Greg Stark (56)	None	Indefinite Length - Since 2023	Chief Executive Officer, Accordant Investments (2021-present); Managing Director, Kandle Investment Management (2019-2020); Managing Director, Russell Investments (1994-2015)	1	None
Independent Trustees
David Canter (55)	None	Indefinite Length - Since 2023	Senior Advisor, McKinsey & Company (2024-present); Chief Executive Officer, Finley Point Strategy LLC (2023-present); Strategic Advisor, CAIS Foundation (2024-present); President, Bluespring Wealth Partners (2022- 2023); Executive Vice President and Head of the RIA and Family Office segments, Fidelity Institutional (2009-2022)	1	Parallel Advisors (2023-present); Foundation for Financial Planning (2023-present); Invest in Others (2023-present).
R. Byron Carlock (61)	None	Indefinite Length - Since 2023	Partner, PricewaterhouseCoopers LLP (2012 – 2023)	1	Demetree Global (2024-present)
Geoffrey Dohrmann (71)	Director	Indefinite Length - Since 2020, Mr. Dohrmann has served as a Director of the Company	President and Chief Executive Officer, Institutional Real Estate, Inc. (1987 – Present)	1	None

3

Name, Age and Address(1)	Position(s) with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past Five Years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Dan McNamara (57)	None	Indefinite Length - Since 2023	Trustee, President, and Vice Chairman of USAA ETF Trust (June 2017 - June 2019); President of Financial Advice & Solutions Group (FASG), USAA (February 2013 – March 2021); Director of USAA Asset Management Company (AMCO), (August 2011 – June 2019); Chairman of Board of AMCO (April 2013 – June 2019); Director of USAA Investment Services Company (ISCO) (formerly USAA Investment Management Company) (September 2009 - March 2021); Chairman of Board of ISCO (April 2013 – December 2020); President and Director of USAA Shareholder Account Services (SAS) (October 2009 – June 2019); Chairman of Board of SAS (April 2013 – June 2019); Senior Vice President of USAA Financial Planning Services Insurance Agency, Inc. (FPS) (April 2011 – March 2021); Director and Vice Chairman of FPS (December 2013 -March 2021); President and Director of USAA Investment Corporation (ICORP) (March 2010-March 2021); Chairman of Board of ICORP (December 2013 – March 2021); Director of USAA Financial Advisors, Inc. (FAI) (December 2013 – March 2021); Chairman of Board of FAI (March 2015 – March 2021)	1	Trustee, Victory Portfolios III

(1)	Each Trustee may be contacted by writing to the Trustee, c/o Accordant Investments LLC, 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

(2)	Each Trustee serves an indefinite term, until his or her successor is elected.

Experience of Trustees

The Board has concluded, based on experience, qualifications and attributes, that each Trustee should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion. References to the qualifications, attributes and skills of the Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

DAVID CANTER

During his career, Mr. Canter has held numerous positions at several well-respected financial institutions gaining experience in multiple facets of the industry. Mr. Canter currently is a senior advisor at McKinsey & Company, the CEO of Finley Point Strategy LLC and a strategic advisor at CAIS, a technology driven alternative investments platform. He also currently sits on the board for Parallel Advisors, a registered investment adviser, and Invest in Others, a 501(c)3 non-profit organization. He was the President of Bluespring Wealth Partners from 2022 to 2023. Prior to joining Bluespring, he was Executive Vice President and Head of the RIA and Family Office segments for Fidelity Institutional from 2009 to 2022. Prior to joining Fidelity, Mr. Canter was Chief Legal and Compliance Officer at Post Advisory Group from 2008 to 2009 and was Head Legal Counsel and Vice President of Schwab Institutional from 2004 to 2008 and 2000 to 2004, respectively. He previously served for 6 years on the Board of Directors of Fidelity Brokerage Services, LLC and was previously a trustee of the Foundation for Financial Planning. Mr. Canter earned a J.D. from the University of Baltimore Law and received his B.A. from the University of Wisconsin. He holds a FINRA Series 24 license and is a California State Bar member.

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R. BYRON CARLOCK

Prior to his retirement in June 2023, Mr. Carlock led PricewaterhouseCoopers LLP’s U.S. Real Estate Practice. With 35 years of experience serving the industry, he has extensive knowledge of the full real estate life cycle including matters ranging from strategic planning and property transaction advisory to capital formation, and business plan execution. In addition, Mr. Carlock has expertise in governance, board matters, mergers and acquisitions and corporate conflict matters and has experience advising major clients including corporate owners and users, developers, hospitality organizations, investors and REITs. Prior to joining PricewaterhouseCoopers in 2012, Mr. Carlock served as the CEO and President of CNL Lifestyle Properties, Inc. for seven years and served CNL as President of two other REITs over his 11-year tenure there. Prior to joining CNL, he served as Executive Vice President and Chief Investment Officer of Post Properties for three years and as Managing Director for Trammell Crow and Crow Holdings related entities for nine years. Mr. Carlock is a retired CPA and is currently a governor of the Urban Land Institute (ULI), a board member of Demetree Global, an advisory board member to Civicap, a Houston based attainable housing developer, an associate member of the Real Estate Roundtable, on the Executive Committee for AFIRE, chair of the Nominating Committee of AFMO – American Friends of Musee d’Orsay, and he is chairing the Capital Advisory Board for the National Cold War Museum in Blytheville, Arkansas. Mr. Carlock received his BBA at Harding University and earned his MBA at Harvard Business School.

GEOFFREY DOHRMANN

Mr. Dohrman has been a Director of the Accordant ODCE Index Fund and its predecessor Fund, the IDR Core Property Index Fund Ltd since 2020. Mr. Dohrmann is the founder, President and Chief Executive Officer, and Director of Institutional Real Estate, Inc. (“IREI”), which was established in 1987. IREI is a publishing and consulting company focused on meeting the information needs of the institutional real estate, infrastructure and private wealth advisory investment communities. Mr. Dohrmann also serves as publisher and editor-in-chief of several industry publications, including Institutional Real Estate Americas, Institutional Real Estate Europe, Institutional Real Estate Asia Pacific, FundTracker, Institutional Investing in Infrastructure, Real Assets Adviser and Institutional Real Estate Newsline, as well as numerous special reports and several email news alert services. In addition, he is a co-founder of the IREI Institute for Real Estate Operating Companies, a networking and educational organization serving the interests of institutional investors, investment managers and real estate operating companies. Mr. Dohrmann also serves as a Trustee of the Bailard Real Estate Fund, a non-listed, private real estate investment trust. He also has served as a trustee, from 2000 through 2010, of Lexington Realty Trust (NYSE: LXP), a New York–based real estate investment trust. From 2002 through 2007, he was a director and chairman of the charter board of managers for the J.P. Morgan Real Estate Income & Growth Fund, an open-end diversified real estate investment fund. He currently serves on the advisory boards for the following organizations: Builders Realty Capital, the Marcus & Millichap Companies, Amero Global Investors, and Redhill Realty Investors. Mr. Dohrmann has lectured on institutional real estate market-related matters at the business schools of the University of California, Berkeley, the University of Chicago, Stanford University, Harvard University, Northwestern University, the University of North Carolina and Yale University. Mr. Dohrmann is a Fellow of the Homer Hoyt Institute and the American Real Estate Society, a member of the Counselors of Real Estate, and a past member of the Board of Directors for the American Real Estate Society, as well as the San Francisco Architectural Heritage. Mr. Dohrmann received his undergraduate degree in Psychology from University of California, Berkeley.

DAN MCNAMARA

Mr. McNamara is an enterprise performance leader with strategic, operational, and analytical expertise encompassing 33 years’ experience in business to business and direct to consumer business models. He was previously on the Executive Committee of USAA, a Fortune 100 company with $40 billion in net worth. In addition, he was the president of USAA Financial Advice & Solutions Group from 2013 to 2021. Prior to joining USAA in 2009, Mr. McNamara was the managing director of the Planning & Financial Products Group for Bank of America and served as the President of Banc of America Investment Advisor from 2001 to 2009. From 1994 to 2001, he served as the managing director for the Consulting Services Group, Bank of America’s managed-account platform, and the chairman of the Investment Strategies Group from 2001 through 2006. Mr. McNamara earned a B.A. from Rutgers University and holds the FINRA Series 7, 24, 63, and 65 licenses.

5

GREG STARK

As a former managing director at Russell Investments in their retail investment management department from 1994 to 2015, Mr. Stark has significant experience in the investment management space. Mr. Stark has served in a variety of executive and managerial capacities within the asset management industry, including as the chairman of the board, president and chief executive officer of a number of companies within the Russell fund complex, and as a managing director at Kandle Investment Management from 2019 through 2020. Mr. Stark received an Executive MBA from the IMD Business School in 2011, and graduated from the Wharton Business School Advanced Management Program in 2010.

Trustee Beneficial Ownership of Fund Shares

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustees within the same family of investment companies as of December 31, 2023.

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities Overseen by the Trustee in the Family of Registered Investment Companies(2)
Interested Trustees
Greg Stark	None	None
Independent Trustees
David Canter	None	None
R. Byron Carlock	None	None
Geoffrey Dohrmann	Over $100,000	Over $100,000
Dan McNamara	None	None
1.	“Beneficial Ownership” is determined in accordance with Section 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
2.	The term “Family of Registered Investment Companies” refers to all registered investment companies advised by the Adviser or an affiliate board.

Compensation of Trustees

Each Independent Trustee is compensated by an annual retainer fee of $75,000. The Fund also reimburses each of the Independent Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a Board meeting. The Independent Trustees do not receive any pension or retirement benefits from the Fund. The Independent Trustees received from the Fund the amounts set forth below for the Fund’s fiscal year ending June 30, 2024.

6

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from Fund Complex Paid to Trustees
Interested Trustees(1)
Greg Stark	$0	$0
Independent Trustees
David Canter	$75,000	$75,000
R. Byron Carlock	$75,000	$75,000
Geoffrey Dohrmann	$75,000	$75,000
Dan McNamara	$75,000	$75,000

1.	The Interested Trustees are not compensated by the Fund for their services.

Board Committees

In addition to serving on the Board, the Independent Trustees also serve on the following committees, which have been established by the Board to handle certain designated responsibilities. The Board has designated a chair of each committee. The Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee or to dissolve any committee as it deems necessary and in the Fund’s best interest.

Audit Committee. The members of the Fund’s Audit Committee are David Canter, R. Byron Carlock, Geoffrey Dohrmann and Dan McNamara; each of whom meets the independence standards established by the SEC for audit committees and is independent for purposes of the 1940 Act. None of the members of the Audit Committee is an “interested person” of the Fund. R. Byron Carlock serves as chair of the Audit Committee. The Board has determined that R. Byron Carlock is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The Audit Committee operates pursuant to a written charter and meets periodically as necessary. The Audit Committee is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm and reviewing the adequacy of the Fund’s internal controls over financial reporting.

Nominating and Corporate Governance Committee. The members of the Fund’s Nominating and Corporate Governance Committee are David Canter, R. Byron Carlock, Geoffrey Dohrmann and Dan McNamara, each of whom meets the independence standards established by the SEC for governance committees and is independent for purposes of the 1940 Act. None of the members of the Nominating and Corporate Governance Committee is an “interested person” of the Fund. Dan McNamara serves as chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates pursuant to a written charter and meets periodically as necessary. The Nominating and Corporate Governance Committee is responsible for selecting, researching, and nominating trustees for election by shareholders, periodically reviewing the composition of the Board in light of the current needs of the Board and the Fund, and determining whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, age, skills, background and experience. The Nominating and Corporate Governance Committee will consider proposed nominations for trustees by shareholders who have sent nominations (which include the biographical information and the qualifications of the proposed nominee) to the Chief Executive Officer of the Fund, as the Nominating and Corporate Governance Committee deems appropriate.

Board Leadership Structure

The Board is currently composed of five Trustees, four of whom are Independent Trustees. The Fund’s business and affairs are managed under the direction of its Board. Among other things, the Board sets broad policies for the Fund and approves the appointment of the Fund’s administrator and officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs.

Under the Fund’s Bylaws, the Board may designate one of the Trustees as chairman of the Board to preside over meetings of the Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by the Board. Presently, Greg Stark serves as Chair of the Board and is an Interested Trustee by virtue of his employment relationship with the Adviser. The Board believes that it is in the best interests of Fund shareholders for Greg Stark to serve as Chair of the Board because of his significant experience in matters of relevance to the Fund’s business. The Board believes that flexibility to determine its Chair and to recognize its leadership structure is in the best interests of the Fund and its shareholders at this time.

7

All of the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and are closely involved in all material deliberations related to the Fund. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to the Fund and its shareholders. The Independent Trustees are expected to meet separately (i) as part of each regular Board meeting and (ii) with the Fund’s chief compliance officer, as part of at least one Board meeting each year.

The Board believes that its leadership structure is the optimal structure for the Fund at this time. The Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board Role in Risk Oversight

The Trustees meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee the Fund’s activities, including its investment performance, compliance program and risks associated with its activities. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk and business continuity risk). The Board implements its risk oversight function both as a whole and through its committees. The Board has adopted, and periodically reviews, policies and procedures designed to address risks associated with the Fund’s activities. In the course of providing oversight, the Board and its committees will receive reports on the Fund’s and the Adviser’s activities, including reports regarding the Fund’s investment portfolio and financial accounting and reporting. The Board also receives a quarterly report from the Fund’s chief compliance officer, who reports on the Fund’s compliance with the federal and state securities laws and its internal compliance policies and procedures as well as those of the Adviser, the Fund’s administrator and the Fund’s transfer agent. The Audit Committee’s meetings with the Fund’s independent registered public accounting firm also contribute to its oversight of certain internal control risks. In addition, the Board meets periodically with the Adviser to receive reports regarding the Fund’s operations, including reports on certain investment and operational risks, and the Independent Trustees will be encouraged to communicate directly with senior members of Fund management.

Officers of the Fund

The Fund’s executive officers are chosen by the Board and hold office until their respective successors are duly elected and qualified. The executive officers of the Fund currently are:

Name, Age and Address(1)	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michelle Bowen (42)	Chief Financial Officer	2023 – Present	Chief Financial Officer, Spruceview Capital Partners (2018-2023)
Puja Madan (40)	Secretary	2023 – Present	Chief Compliance Officer of the Fund (September 2023-October 2023); General Counsel and Chief Compliance Officer, Accordant Investments since 2023; Counsel, Pacific Investment Management Company from 2021 to 2023; Chief Compliance Officer, Gurtin Municipal Bond Management From 2019 to 2022; Senior Compliance Officer and Counsel, Research Affiliates, from 2019 to 2019; and Chief Compliance Officer and Associate Counsel, Titan Advisors from 2008 to 2018.
Ted Uhl (49)	Chief Compliance Officer	2023 – Present

Chief Compliance Officer of the Fund since October 2023. Fund Chief Compliance Officer of ALPS. CCO of ALPS Interval Fund platform, ALPS Series Trust, Financial Investors Trust, Centre Funds, GraniteShares ETF Trust, Axonic Funds, and the FS MVP Private Markets Fund.

Garrett E. Zdolshek (44)	Chief Investment Officer	2019 – Present	Chief Investment Officer and Portfolio Manager, Accordant Investments since 2023; Chief Investment Officer and Portfolio Manager at IDR Investment Management, LLC from 2022 to present; Senior Vice President and Portfolio Manager, IDR Investment Management, LLC from 2011 to 2022.

(1)	Each Officer may be contacted by writing to the Officer, c/o Accordant ODCE Index Fund, P.O. Box 219723, Kansas City, MO 64121-9723 (regular mail) or 801 Pennsylvania Ave., Suite 219723, Kansas City, MO 64105-1307 (overnight mail).

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Compensation of Executive Officers

The Fund’s executive officers do not receive any direct compensation from the Fund. The Fund does not currently have any employees and does not expect to have any employees. Each of the Fund’s executive officers is an employee of the Adviser or the Administrator or an affiliate thereof, or an outside contractor. In addition, the Fund reimburses the Administrator for the Fund’s allocable portion expenses incurred by the Administrator, as applicable, in performing its obligations under the Administration Agreement, including the allocable portion of the cost of the Fund’s Chief Financial Officer, Chief Compliance Officer, and Secretary and other administrative support personnel under the Administration Agreement.

The Adviser

The Fund’s Adviser is Accordant Investments LLC. The Adviser is a wholly owned subsidiary of Emphasis Capital LLC and was established in 2023. The Adviser is located at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251. Pursuant to the Investment Advisory Agreement, the Adviser oversees the Fund’s day-to-day operations and provides the Fund with investment advisory services, including managing the Fund’s investment portfolio, directing purchases and sales of interests in Underlying Funds and other assets, and reports thereon to the Fund’s officers and trustees regularly.

The Investment Advisory Agreement between the Fund and the Adviser was considered and approved by the Board, including a majority of the Independent Trustees, at a meeting held on May 31, 2023. A discussion regarding the basis for the Board’s initial approval of the Fund’s investment advisory agreements is available in the Fund’s semi-annual report to shareholders for the period from July 1, 2023 through December 31, 2023. The basis for subsequent continuations of the Fund’s investment advisory agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser a management fee (“Management Fee”) for investment advisory and management services. For services rendered under the Investment Advisory Agreement, the Management Fee is calculated monthly and payable in arrears by the end of the following month. Management Fees for any partial month will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month. The Management Fee is calculated at a rate of 0.60% per annum of the Fund’s net assets at the end of the most recently completed calendar month. The Adviser is not entitled to receive any other advisory fees (including any incentive fee) under the Investment Advisory Agreement, other than the Management Fee. The Management Fee is in addition to any asset-based fees and incentive compensation paid or allocated by Underlying Funds and any unaffiliated co-investment real estate investment opportunities sourced by Underlying Fund Managers (collectively, the “Co-Investment Opportunities,” and, together with the Underlying Funds, the “Investment Interests”) to the Underlying Fund Managers and indirectly paid by the Fund’s investors. The Management Fee for any partial month will be prorated and adjusted for any share issuances or repurchases during the relevant month.

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The Investment Advisory Agreement continues in effect for a period of two years from its effective date, and if not sooner terminated, will continue in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding shares entitled to vote (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. The agreement may be terminated at any time, without the payment of any penalty, by the Fund (upon the vote of a majority of the Board or a majority of the outstanding shares entitled to vote) or by the Adviser, upon 60 days’ written notice by either party to the other which can be waived by the non-terminating party. The agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act and the rules thereunder).

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations thereunder, the Adviser is not liable to the Fund for any act or omission by the Adviser in connection with the performance of any of its duties or obligations thereunder or otherwise as an investment adviser of the Fund and provides for indemnification by the Fund of the Adviser, its Trustees, officers, employees, agents and control persons for damages, liabilities, costs and expenses incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.

Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its duties in accordance with the Investment Advisory Agreement and in accordance with reasonable commercial standards, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and the Adviser’s other investment vehicles and accounts. The Adviser has informed the Board that the services of the Adviser are not exclusive, and the Adviser provides similar services to other clients and may engage in other activities.

The Sub-Adviser

The Fund’s Sub-Adviser is IDR Investment Management, LLC (“IDR”). IDR, a registered investment adviser under the Advisers Act, serves as the sub-adviser to the Fund. IDR is an indirect majority-owned subsidiary of Emphasis Capital LLC. The Sub-Adviser is located at 3 Summit Park Drive, Suite 450, Independence, OH 44131.

Pursuant to the terms of the sub-advisory agreement, the Sub-Adviser, among other services: determines the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes; structures, negotiates, arranges and effects the acquisition and disposition of the investments the Fund makes and monitors investments on behalf of the Fund; determines the securities and other assets that the Fund will purchase, retain, or sell; and provides quarterly reports to the Board regarding the foregoing.

The sub-advisory agreement between the Adviser and the Sub-Adviser with respect to the Fund was considered and approved by the Board, including a majority of the Independent Trustees, at a meeting held on May 31, 2023. A discussion regarding the basis for the Board’s initial approval of the Fund’s investment advisory agreements is available in the Fund’s semi-annual report to shareholders for the period from July 1, 2023 through December 31, 2023. The basis for subsequent continuations of the Fund’s Investment Advisory Agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

Pursuant to the terms of the sub-advisory agreement, the Adviser pays the Sub-Adviser a management fee (the “Sub-Adviser Management Fee”). The Sub-Adviser Management Fee is paid by the Adviser out of the Management Fee. The Sub-Adviser Management Fee is calculated monthly and payable in arrears by the end of the following month by the Adviser.

The Administrator

The Adviser also serves as the Fund’s administrator (in such capacity, the “Administrator”). The Administrator is located at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251 and provides, or arranges for the provision of, administrative services necessary for the Fund to operate. Pursuant to the administration agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, determining and publishing the Fund’s NAV, compliance monitoring (including diligence and oversight of the Fund’s other service providers), preparing, printing and disseminating reports to shareholders and reports and other materials filed with the SEC, preparing materials and coordinating meetings of the Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may provide the Fund such administrative services directly, or engage one or more third-party sub-administrators to provide the Fund such administrative services on its behalf. The Adviser has engaged SS&C GIDS, Inc. as a third-party sub-administrator to the Fund.

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Except as otherwise provided in the Investment Advisory Agreement, the Adviser is solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. The Fund bears all other fees, costs and expenses incurred in connection with its operation, administration and transactions, including but not limited to those relating to:

●	the Fund’s organization;
●	any offering of the Fund’s Shares, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;
●	the establishment or operation of any credit facility or other leverage that the Fund utilizes;
●	interest payable on debt, if any, that the Fund incurs;
●	sales and purchases of the Fund’s Shares and other securities, including in connection with any tender offers or repurchase offers relating thereto;
●	any material acquisition, merger, consolidation, reorganization, asset sale or other business combination involving us;
●	any annual or special meeting of the shareholders;
●	the Adviser’s Management Fees and related expenses payable under the Investment Advisory Agreement;
●	amounts payable under the Administration Agreement;
●	federal and state registration fees;
●	federal, state, local and foreign taxes;
●	independent trustees’ fees and expenses (including travel and other costs associated with the performance of independent trustees’ responsibilities);
●	the Fund’s allocable portion of any fidelity bond, trustees and officers / errors and omissions liability insurance and any other insurance premiums;
●	the acquisition or disposition of Investment Interests, including any brokerage fees or commissions and any legal, accounting or due diligence fees or expenses relating thereto;
●	the investigation and monitoring of the Fund’s investments, including travel-related expenses;
●	calculating net asset value;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
●	fees payable to third parties such as fund accounting, administration, transfer agent, custodian and other support services;
●	recordkeeping and other shareholder service-related fees paid to financial intermediaries or platforms;
●	transfer agent and custodial fees;
●	the retention of any sub-administrator or third-party compliance firm;
●	marketing efforts (including attendance at investment conferences and similar events);
●	any exchange listing fees;
●	preparing, printing and disseminating proxy materials, shareholders’ reports and other notices;
●	preparing and submitting government filings, including periodic and other reports;
●	independent audits and the engagement of outside accountants and legal counsel;
●	costs associated with protecting the Fund’s interests in its investments, including legal fees;
●	reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and
●	printing, mailing and all other direct expenses incurred by the Fund or either of the Sub-Adviser or the Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement that are based upon the Fund’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to the Fund under the Administration Agreement, including the allocable portion of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs.
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The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

Portfolio Manager

The portfolio manager primarily responsible for the day-to-day management of the Fund also manages other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of June 30, 2024: (i) the other registered investment companies, pooled investment vehicles and other accounts managed by an investment committee (or equivalent body) on which the portfolio manager serves and (ii) the total assets under management (“AUM”) of such companies, vehicles and accounts, and (iii) the number and total AUM of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.

GARRETT ZDOLSHEK

	Account(s) Managed	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	0	0	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	2	4,398,689,341	0	0
Other Accounts	1	1,122,713,797	0	0

Compensation of Portfolio Manager Employed by the Adviser

The discussion below describes the compensation of the portfolio manager employed by the Adviser as of June 30, 2024.

None of the Adviser’s investment personnel, including the Fund’s portfolio manager, receives any direct compensation from the Fund in connection with the management of the Fund’s portfolio.

The specific form of compensation of the portfolio manager may also include a variety of components and may vary from year to year based on a number of factors. Specifically, a particular portfolio manager may also receive, all or some combination of a salary and a bonus.

Base compensation

Generally, when a portfolio manager receives base compensation it is based on their individual seniority and their position within the applicable firm.

Discretionary compensation

In addition to base compensation, a particular portfolio manager may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Manager

The following table shows the dollar range of equity securities in the Fund beneficially owned by the Adviser’s portfolio manager as of June 30, 2024.

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Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Garrett Zdolshek	None
(1)	Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

Conflicts of Interest

The Advisers will experience conflicts of interest in connection with the management of the Fund, including, but not limited to, those discussed below. Dealing with conflicts of interest is complex and difficult, and new and different types of conflicts may subsequently arise.

●	The members, officers and other personnel of each Adviser allocate their time, resources and other services between the Fund and other investment and business activities in which they are involved, including other funds, investment vehicles and accounts managed by Accordant Investments LLC or IDR Investment Management, LLC, as appropriate. The Advisers each devote such time as shall be necessary to conduct the Fund’s business affairs in an appropriate manner. However, the Advisers will continue to devote the time, resources and other services necessary to managing their respective other investment and business activities, and neither Adviser is not precluded from conducting activities unrelated to the Fund. Substantial time will be spent by such members, officers and personnel monitoring the investments of other funds, investment vehicles and accounts managed by one of the Advisers.
●	The Advisers will, at times, compete with certain of their affiliates, including other entities each manages, for investments opportunities for the Fund, subjecting each Adviser to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf. The Advisers will receive advisory and other fees from the other entities they manage, and due to fee-offset provisions contained in the management agreements for such entities, the fees, at times, will not be proportionate to such entities’ investment accounts for any given transaction and the Advisers will have an incentive to favor entities from which they receive higher fees.
●	The Advisers’ respective allocation policies are designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by such Adviser and its affiliates. Each Adviser’s allocation policy provides that once an investment has been approved it will be allocated to the funds or other pools of capital that have investment strategies suitable for such investment opportunity. If an investment opportunity is suitable for more than one fund or pool of capital, each suitable fund or pool of capital will receive a share of the investment based on its desired hold amount. Determinations as to desired hold amounts are based on such factors as: investment objectives and focus, target investment sizes, available capital, the timing of capital inflows and outflows and anticipated capital commitments and subscriptions, liquidity profile, applicable concentration limits and other investment restrictions, mandatory minimum investment rights and other contractual obligations applicable to participating funds and pools of capital, portfolio diversification, tax efficiencies and potential adverse tax consequences, regulatory restrictions applicable to participating funds and pools of capital, policies and restrictions (including internal policies and procedures) applicable to the participating funds and pools of capital, the avoidance of odd-lots or cases where a pro rata or other defined allocation methodology would result in a de minimis allocation to any participating funds and pools of capital, the potential dilutive effect of a new position, the overall risk profile, targeted leverage levels and targeted return of a portfolio, and the potential return available from a debt investment as compared to an equity investment. The outcome of this determination will result in the allocation of all, some or none of an investment opportunity to the Fund. In addition, subject to applicable law, affiliates of each Adviser may, from time to time, invest in one of the Fund’s portfolio investments and hold a different class of securities than the Fund. To the extent that an affiliate of an Adviser holds a different class of securities than the Fund, its interests might not be aligned with the Fund’s. Notwithstanding the foregoing, the Advisers will act in the best interest of the Fund in accordance with their respective fiduciary duty to the Fund.
●	The Fund will be unable to participate in certain transactions originated by the Adviser or its affiliates unless the Fund receives co-investment exemptive relief from the SEC, and prior to the receipt of such relief, the Fund may only engage in such Co-Investment Opportunities in accordance with existing regulatory guidance. To the extent the Fund is able to make co-investments with the Advisers’ affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. The Fund could be limited in its ability to invest in certain investments in which the Adviser, Sub-Adviser or any of their affiliates are investing or are invested.
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●	Furthermore, the Advisers and their affiliates may have existing business relationships or access to material, non-public information that may prevent them from recommending investment opportunities that would otherwise fit within the Fund’s investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort, and ability of the members of the Advisers and their affiliates and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the monies of other advisees of the Advisers and their affiliates.
●	The Fund bears all other costs and expenses of its operations, administration and transactions. The Adviser, as the Administrator, provides, or oversees the performance of, administrative and compliance services for the Fund. From time to time, the Adviser will be required to decide whether costs and expenses are to be borne by the Fund, on the one hand, or the Adviser or the Administrator, on the other, and/or whether certain costs and expenses should be allocated between or among the Fund, on the one hand, and other funds, investment vehicles and accounts managed by the Adviser or its affiliates, on the other hand. The Adviser and Administrator will make all such expense allocation judgments in its fair and reasonable discretion and subject to the oversight of the Board, however, the Adviser and the Administrator will face conflicts of interest in making these determinations.
●	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund receives from the SEC, if any, the Fund and other clients for which an Adviser or its affiliates provides investment management services or carries on investment activities (including, among others, clients that are employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and related regulations) will make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities held by the Fund and such other clients, including in the case of financial distress of the investment entity.
●	The Advisers’ professionals’ time and resources may be diverted due to obligations they have to other clients. The Advisers’ professionals serve or may serve as officers, trustees, or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of the Fund’s shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on the Advisers to manage its day-to-day activities and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, the Advisers, their personnel and certain of their affiliates will have conflicts of interest in allocating their time and resources between the Fund’s activities and other activities in which they are or may become involved. The Advisers and their personnel will devote only as much of its or their time and resources to the Fund’s business as the Fund’s Advisers and their personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.
●	To the extent not restricted by confidentiality requirements or applicable law, the Advisers will, from time to time, apply experience and information gained in providing services to the Fund’s portfolio investments in providing services to competing companies invested in by affiliates’ other clients, which could have adverse consequences for the Fund or its portfolio investments. In addition, in providing services in respect of such portfolio investments and other issuers of portfolio investments, the Advisers or their respective affiliates will, from time to time, come into possession of information that they are prohibited from acting on (including on behalf of the Fund) or disclosing as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the interests of the Fund.
●	The Fund depends to a significant extent on the Advisers’ access to the investment professionals and deal flow generated by the Advisers’ investment professionals and senior management during the normal course of their investment and portfolio management activities. The senior management and the investment professionals of the Advisers source, evaluate, analyze and monitor the Fund’s investments. The Fund’s future success will depend on the continued service of the senior management team and investment professionals of each Adviser.
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●	The 1940 Act prohibits the Fund from participating in certain transactions with certain of its affiliates including an Adviser-affiliated broker-dealer. The Fund generally is prohibited, for example, from buying or selling any security or other property from or to another client of the Advisers or of Emphasis Capital LLC. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio investment (whether at the same or different times to the extent the transaction involves jointness) or transactions in which a broker-dealer affiliated with an Adviser participates as principal with the Fund. If a person acquires more than 25% of the Fund’s voting securities, the Fund will generally be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons. Similar restrictions limit the Fund’s ability to transact business with its officers or trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund will be limited. These investment opportunities will generally be made available to other funds, vehicles and accounts advised by the Advisers that are not subject to similar restrictions under the 1940 Act.
●	Shareholders of the Fund are based in a wide variety of jurisdictions and take a wide variety of forms. Accordingly, they could have conflicting regulatory, legal, investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual shareholders relate to or arise from, among other things, the nature of investments made by the Fund, the selection, structuring, acquisition and management of investments, the timing of disposition of investments, internal investment policies of the shareholders and their target risk/return profiles. As a consequence, conflicts of interest could arise in connection with decisions made by one or both Advisers, including with respect to the nature or structuring of investments, which could be more beneficial for one shareholder than for another shareholder, especially with respect to shareholders’ individual tax situations. In addition, the Fund could make investments that have a negative impact on related investments made by the Fund in separate transactions. In selecting and structuring investments appropriate for the Fund, the Advisers will consider the investment and tax objectives of the Fund and its shareholders as a whole, not the investment, tax or other objectives of any shareholder individually.

Each of the Advisers and the other investment advisers and/or investment managers affiliated with Emphasis Capital LLC will deal with conflicts of interest using its best judgment, but in its sole discretion. When conflicts arise between the Fund and another affiliated fund, each Adviser will represent the interests of the Fund and the other participating affiliated adviser will represent the interests of the affiliated fund it sponsors, manages or advises. In resolving conflicts, each Adviser and the other affiliated advisers will consider various factors, including applicable restrictions under the 1940 Act, the interests of the funds and accounts they advise in the context of both the immediate issue at hand and the longer term course of dealing among the Fund and the other affiliated fund. As with all conflicts involving the Fund, the Advisers’ determinations as to which factors are relevant and the resolution of such conflicts will be made in each Adviser’s sole discretion except as required by the 1940 Act or by the governing documents of the Fund. Although each Adviser has established procedures and policies addressing conflicts of interest, there can be no assurance that the Advisers will be able to resolve all conflicts in a manner that is favorable to the Fund.

Proxy Voting Policy and Proxy Voting Record

The Board has delegated the day-to-day responsibility to the Sub-Adviser to vote the Fund’s proxies. The Sub-Adviser votes proxies according to the proxy voting policies and procedures currently in effect as of the date of this Statement of Additional Information, a copy of which appears below. These guidelines are reviewed periodically by the Sub-Adviser as well as the Board, and, accordingly, are subject to change.

Proxy Policies

The Fund has delegated its proxy voting responsibility to its Sub-Adviser. The proxy voting policies and procedures of the Sub-Adviser are set forth below. The guidelines are reviewed periodically by the Sub-Adviser and the non-interested directors of the Fund, and, accordingly, are subject to change.

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Policy

In accordance with Rule 206(4)-6 under the Advisers Act, it is the policy of the Sub-Adviser to vote all proxies in respect of securities in client accounts (“Client Securities”) over which the Sub-Adviser has voting discretion in a manner consistent with best interests of the Sub-Adviser’s clients. Given the Sub-Adviser’s business of investing in private real estate funds (limited partnerships), proxy voting is often not applicable.

Responsibility

The chief compliance officer of the Sub-Adviser is responsible for ensuring adherence to the Sub-Adviser’s proxy voting policies and procedures.

Procedures

The Sub-Adviser generally will monitor proposed corporate actions and proxy issues regarding Client Securities, and may take any of the following actions based on the best interests of its clients: (i) determine how to vote the proxies, (ii) abstain, or (iii) follow the recommendations of an independent proxy voting service in voting the proxies.

In general, the Sub-Adviser will determine how to vote proxies based on its reasonable judgment of the vote most likely to produce favorable financial results for its clients. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer’s board of directors and management and maintain or increase the rights of shareholders. Proxy votes generally will be cast against proposals having the opposite effect. However, the Sub-Adviser will consider both sides of each proxy issue.

Conflicts of Interest

Conflicts of interest between the Sub-Adviser or a principal of the Sub-Adviser and the Sub-Adviser’s clients in respect of a proxy issue conceivably may arise, for example, from personal or professional relationships with a company or with the directors, candidates for director, or senior executives of a company that is the issuer of Client Securities.

If the chief compliance officer of the Sub-Adviser determines that a material conflict of interest exists, the following procedures shall be followed:

●	the Sub-Adviser may abstain from voting; or
●	the Sub-Adviser may follow the recommendations of an independent proxy voting service in voting the proxies.

You may obtain information, without charge, regarding how the Adviser voted proxies with respect to its clients’ investments by making a written request for proxy voting information to: Chief Compliance Officer, Ted Uhl, 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

Proxy Voting Records

Information on how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period is available without charge by calling the Fund toll-free at 888-778-7781 or on the SEC’s website at http://www.sec.gov.

Code of Ethics

The Fund and each Adviser have adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act that establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the code’s requirements. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

The Sub-Adviser has responsibility for decisions to buy and sell securities and other instruments for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions. Although the Sub-Adviser is primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Board.

The Sub-Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of the order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Sub-Adviser will generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Sub-Adviser may select a broker based partly upon brokerage or research services provided to them and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the Sub-Adviser determines in good faith that such commission is reasonable in relation to the services provided.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the taxation of the Fund and the material U.S. federal income tax consequences to holders of the Shares of the Fund. This discussion is for your general information only. This summary is not tax advice. The tax treatment of a holder will vary depending upon the holder’s particular situation, and this summary addresses only holders that hold these securities as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This summary also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	banks;
●	life insurance companies;
●	tax-exempt organizations;
●	certain insurance companies;
●	persons liable for the alternative minimum tax;
●	persons that hold securities that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;
●	persons that purchase or sell shares or debt securities as part of a wash sale for tax purposes; and
●	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. Changes in U.S. federal, state and local tax laws or regulations, with or without retroactive application, could have a negative effect on the Fund. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to the Fund’s investors and to the Fund. In addition, recent events and the shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such tax law changes. Even changes that do not impose greater taxes on the Fund could potentially result in adverse consequences to holders of Shares.

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If a partnership holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Shares should consult such partner’s tax advisor with regard to the U.S. federal income tax treatment of an investment in the Shares.

You are urged to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling Shares, including the U.S. federal, state, local and foreign tax consequences of acquiring, owning and selling these securities in your particular circumstances and potential changes in applicable laws.

As used in this section, the term “shareholder” means a holder of Shares who, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income taxation regardless of the income’s source; or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Taxation of the Fund as a REIT

The Fund has elected to be taxed as a REIT. The Fund expects to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

The Fund’s qualification as a REIT depends upon the continuing satisfaction by the Fund of requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while the Fund intends to continue to qualify to be taxed as a REIT, the actual results of the Fund or of certain subsidiaries that are also REITs (“REIT Subsidiaries”) for any particular year might not satisfy these requirements since the ability to satisfy such requirements depends on the operations of the underlying Eligible Component Funds over which the Fund has no control. The Fund will not monitor the REIT Subsidiaries’ compliance with the requirements for REIT qualification.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, the Fund generally will not have to pay U.S. federal corporate income taxes on the Fund’s net income that the Fund currently distributes to its shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. The Fund’s dividends, however, generally will not be eligible for (i) the corporate dividends received deduction and (ii) the reduced rates of tax applicable to dividends received by noncorporate shareholders, although, as described below under “Taxation of Holders of Shares—Dividends”, noncorporate holders of the Shares would generally be entitled to a deduction equal to 20 percent of certain dividends paid by the Fund.

Notwithstanding the above, the Fund will have to pay U.S. federal income tax as follows:

●	First, the Fund will have to pay tax at the regular corporate rate on any undistributed real estate investment trust taxable income, including undistributed net capital gains.
●	Second, if the Fund has (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the corporate rate on that income.
●	Third, if the Fund has net income from “prohibited transactions”, as defined in the Code, the Fund will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.
●	Fourth, if the Fund should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “Requirements for Qualification—Income Tests”, but has nonetheless maintained its qualification as a REIT because the Fund has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.
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●	Fifth, if the Fund should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for that year, (2) 95% of its REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate-level.
●	Sixth, if the Fund acquires any asset from a C corporation in certain transactions in which the Fund must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of the Fund, and the Fund recognizes gain on the disposition of that asset during the 5-year period beginning on the date on which the Fund acquired that asset, then the Fund will have to pay tax on the built-in gain at the regular corporate rate.
●	Seventh, if the Fund derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit (a “REMIC”), or certain interests in a taxable mortgage pool (a “TMP”), the Fund could be subject to corporate level Federal income tax at the corporate rate to the extent that such income is allocable to certain types of tax-exempt shareholders that are not subject to unrelated business income tax, such as government entities.
●	Eighth, if the Fund receives non-arm’s-length income from a taxable REIT subsidiary (as defined under “Requirements for Qualification—Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of the Fund, the Fund will be subject to a 100% tax on the amount of the Fund’s non-arm’s-length income.
●	Ninth, if the Fund fails to satisfy a REIT asset test, as described below, due to reasonable cause and the Fund nonetheless maintains its REIT qualification because of specified cure provisions, the Fund will generally be required to pay a tax equal to the greater of $50,000 or the corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Fund to fail such test.
●	Tenth, if the Fund fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, the Fund may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association:

●	which is managed by one or more trustees or directors;
●	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
●	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;
●	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;
●	the beneficial ownership of which is held by 100 or more persons;
●	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and
●	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

The Fund expects to satisfy the conditions described in the first through sixth bullet points of the preceding paragraph. In addition, the Fund’s Declaration of Trust provides for restrictions regarding the ownership and transfer of Shares. These restrictions are intended to assist the Fund in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph.

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Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary,” as defined in the Code (a “QRS”), will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS will be treated as assets, liabilities and items of these kinds of the Fund, unless the Fund makes an election to treat such corporation as a TRS. Thus, in applying the requirements described in this section, the Fund’s QRSs (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Fund.

Investments in Partnerships.  If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Fund’s proportionate share of the assets, liabilities and items of income of any partnership in which the Fund is a partner will be treated as assets, liabilities and items of income of the Fund for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which the Fund owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect the Fund’s ability to satisfy the REIT income and asset tests and the determination of whether the Fund has net income from prohibited transactions. See the third bullet under the heading “Taxation of the Fund as a REIT” above for a brief description of prohibited transactions.

Taxable REIT Subsidiaries. A taxable REIT subsidiary (a “TRS”) is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 21%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Fund’s TRSs will also be taxable, either (1) to the Fund to the extent the dividend is retained by the Fund, or (2) to the Fund’s shareholders to the extent the dividends received from the TRS are paid to the Fund’s shareholders.

The Fund may hold more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT notwithstanding the rule described below under “Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for the Fund to qualify as a REIT, the securities of all of the TRSs in which the Fund has invested either directly or indirectly may not represent more than 20% of the total value of the Fund’s assets. The Fund expects that the aggregate value of all of its interests in TRSs, if any, will represent less than 20% of the total value of the Fund’s assets; however, the Fund cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

Income Tests. In order to maintain its qualification as a REIT, the Fund annually must satisfy two gross income requirements.

●	First, the Fund must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property”, as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of the Fund that are paid or reimbursed by tenants.

●	Second, at least 95% of the Fund’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.
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Rents that the Fund receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

●	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales.
●	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if the Fund owns more than a 10% interest in the subsidiary. A tenant in which the Fund owns a 10% or greater interest is referred to as a “related party tenant.”
●	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.
●	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a TRS. However, a REIT may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

To the extent that the Fund earns rental income, the Fund expects such rental income to satisfy the requirements listed above.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because the amount of the interest is based on a fixed percentage or percentages of receipts or sales.

Interest income and gain from the sale of a debt instrument issued by a “publicly offered REIT,” unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% gross income test (even though such instruments are treated as “real estate assets” as discussed below) but is treated as qualifying income for purposes of the 95% gross income test. A “publicly offered REIT” means a REIT that is required to file annual and periodic reports with the Securities and Exchange Commission under the Exchange Act.

From time to time, the Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging activities include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income the Fund derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a hedging transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by the Fund to acquire or carry real estate. The term “hedging transaction,” as used above, generally means any transaction the Fund enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Fund. The term “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests (or any property that generates such income or gain), including gain from the termination of such a transaction. The term “hedging transaction” also includes hedges of other hedging transactions described in this paragraph. The Fund intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

As a general matter, certain foreign currency gains recognized by the Fund, if any, are expected to be excluded from gross income for purposes of one or both of the gross income tests, as follows.

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“Real estate foreign exchange gain” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain qualified business units of a REIT.

“Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations that would not fall within the scope of the definition of real estate foreign exchange gain.

If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

●	The Fund’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

●	The Fund files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the U.S. Internal Revenue Service (the “IRS”).

The Fund might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, the Fund would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Fund’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Fund’s profitability.

Asset Tests. The Fund, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

●	First, at least 75% of the value of the Fund’s total assets must be represented by real estate assets, including (a) real estate assets held by the Fund’s QRSs, the Fund’s allocable share of real estate assets held by partnerships in which the Fund owns an interest and stock issued by another REIT, (b) for a period of one year from the date of the Fund’s receipt of proceeds of an offering of its Shares or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities, and (d) certain debt instruments of publicly offered REITs (as defined above), interests in mortgages on interests in real property, personal property to the extent that rents attributable to the property are treated as rents from real property under the applicable Code section, and a mortgage secured by real property and personal property, provided that the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing such mortgage.

●	Second, not more than 25% of the Fund’s total assets may be represented by securities other than those in the 75% asset class (except that not more than 25% of the REIT’s total assets may be represented by “nonqualified” debt instruments issued by publicly offered REITs). For this purpose, a “nonqualified” debt instrument issued by a publicly offered REIT is any real estate asset that would cease to be a real estate asset if the definition of a real estate asset was applied without regard to the reference to debt instruments issued by publicly offered REITs.

●	Third, not more than 20% of the Fund’s total assets may constitute securities issued by TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a TRS, owned by the Fund may not exceed 5% of the value of the Fund’s total assets.
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●	Fourth, the Fund may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, QRSs or TRSs, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities). Solely for the purposes of the 10% value test described above, the determination of the Fund’s interest in the assets of any partnership or limited liability company in which the Fund owns an interest will be based on the Fund’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

If the IRS successfully challenges the partnership status of any of the partnerships in which the Fund maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, the Fund could lose its REIT status. In addition, in the case of such a successful challenge, the Fund could lose its REIT status if such recharacterization results in the Fund otherwise failing one of the asset tests described above.

Certain relief provisions may be available to the Fund if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, the Fund will be deemed to have met the 5% and 10% REIT asset tests if the value of the Fund’s nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of the Fund’s assets at the end of the applicable quarter and (b) $10,000,000, and (ii) the Fund disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, the Fund may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements. The Fund, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to the Fund’s shareholders in an amount at least equal to (1) the sum of (a) 90% of the Fund’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the Fund’s net capital gain, and (b) 90% of the Fund’s net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if the Fund acquires an asset from a C corporation in a carryover basis transaction and disposes of such asset within five years of acquiring the asset, the Fund may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which the distributions relate, or in the following taxable year if declared before the Fund timely files its tax return for the year to which the distributions relate and if paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if the distributions were paid on December 31 of the year declared.

To the extent that the Fund does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of the Fund’s real estate investment trust taxable income, as adjusted, the Fund will have to pay tax on the undistributed amounts at regular corporate tax rates. Furthermore, if the Fund fails to distribute during each calendar year at least the sum of (a) 85% of the Fund’s ordinary income for that year, (b) 95% of the Fund’s capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Fund would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

The Fund intends to satisfy the annual distribution requirements. Since the ability to satisfy such requirements depends on distributions from underlying Eligible Component Funds over which the Fund has no control, there can be no assurance that the Fund will satisfy such distribution requirements in any particular year.

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From time to time, the Fund may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when the Fund actually receives income and when the Fund actually pays deductible expenses and (b) when the Fund includes the income and deducts the expenses in arriving at the Fund’s taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, the Fund may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends.

Under certain circumstances, the Fund may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. Thus, the Fund may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Fund will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Interest Deduction Limitation

Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to an electing real property trade or business. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. Under Treasury Regulations, the Fund may be able to elect not to have the interest deduction limitation apply. If the Fund does not make the election, the interest deduction limitation could result in the Fund having more REIT taxable income and thus increase the amount of distributions the Fund must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause the Fund’s TRSs to have greater taxable income and thus potentially greater corporate tax liability.

Penalty Tax

As a REIT, the Fund is subject to a 100% penalty tax with respect to certain transactions with taxable REIT subsidiaries. The Code imposes an excise tax of 100% on a REIT with respect to the gross income of a taxable REIT subsidiary that is attributable to services provided to, or on behalf of, the REIT (and not to services provided to tenants), less properly allocable deductions, to the extent that the reported amount of such income is adjusted by the IRS by reason of such reported amount being less than the amount that would have been paid to a party in an arm’s-length transaction.

Failure to Qualify as a REIT

If the Fund would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, the Fund’s qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and the Fund pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which has specific relief provisions that are described above.

If the Fund fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Fund will have to pay tax on the Fund’s taxable income at regular corporate rates. The Fund will not be able to deduct distributions to shareholders in any year in which the Fund fails to qualify, nor will the Fund be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends-received deduction if such distributees satisfy the relevant provisions of the Code. In addition, a noncorporate shareholder would not be eligible for the 20% deduction in respect of certain REIT dividends. Unless entitled to relief under specific statutory provisions, the Fund will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The Fund might not be entitled to the statutory relief described above in all circumstances.

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Excess Inclusion Income

If the Fund holds a residual interest in a REMIC or certain interests in a TMP from which the Fund derives “excess inclusion income,” the Fund may be required to allocate such income among its shareholders in proportion to the dividends received by the Fund’s shareholders, even though the Fund may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.

Taxation of U.S. Shareholders

Dividends. As long as the Fund qualifies as a REIT, distributions made by the Fund out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to the Fund’s taxable U.S. shareholders as ordinary income. Noncorporate U.S. shareholders will generally not be entitled to the preferential tax rate applicable to certain types of dividends (giving rise to “qualified dividend income”) except with respect to the portion of any distribution (a) that represents income from dividends the Fund received from a corporation in which the Fund owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), (b) that is equal to the sum of the Fund’s real estate investment trust taxable income (taking into account the dividends paid deduction available to the Fund) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which the Fund must adopt the basis of the asset in the hands of the C corporation for the Fund’s previous taxable year and less any taxes paid by the Fund during its previous taxable year, or (c) that represents earnings and profits that were accumulated in a non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the Fund and individual shareholder level.

For taxable years of the Fund beginning on or before December 31, 2025, noncorporate holders of shares in a REIT such as the Fund are entitled to a deduction equal to 20% of any “qualified REIT dividends”. Qualified REIT dividends are defined as any dividend from a REIT that is not a capital gain dividend or a dividend attributable to dividend income from U.S. corporations or certain non-U.S. corporations. A noncorporate U.S. shareholder’s ability to claim a deduction equal to 20% of qualified REIT dividends received may be limited by the shareholder’s particular circumstances. In addition, for any noncorporate U.S. shareholder that claims a deduction in respect of qualified REIT dividends, the maximum threshold for the accuracy-related penalty with respect to substantial understatements of income tax could be reduced from 10% to 5%. The deduction in respect of qualified REIT dividends is generally not available to corporate holders of shares in a REIT or to noncorporate holders owning shares in a REIT indirectly through a corporate entity.

Noncorporate U.S. shareholders should consult their own tax advisors to determine the impact of tax rates on dividends received from the Fund and the ability to claim a deduction in respect of such dividends. Distributions made by the Fund will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. Distributions made by the Fund that the Fund properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that such dividends do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held its Shares. Thus, with certain limitations, capital gains dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. The maximum amount of dividends that may be designated by the Fund as capital gain dividends and as “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by the Fund with respect to such year, including dividends paid by it in the succeeding taxable year that relate back to the prior taxable year for purposes of determining its dividends paid deduction. In addition, the IRS has been granted authority to prescribe regulations or other guidance requiring the proportionality of the designation for particular types of dividends (for example, capital gain dividends) among REIT shares.

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To the extent that the Fund makes distributions not designated as capital gain dividends in excess of the Fund’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis that the U.S. shareholder has in the Shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted basis in the Shares will be taxable as capital gains, provided that the Shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of Shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of Shares before being allocated to other distributions.

As described above, dividends authorized by the Fund in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by the Fund and received by the shareholder on December 31 of that year, provided that the Fund actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Fund.

The Fund may make distributions to shareholders that are paid in Shares. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and a U.S. shareholder would, therefore, generally have taxable income with respect to such distributions of Shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. shareholders holding Shares at the close of the Fund’s taxable year will be required to include, in computing the U.S. shareholders’ long-term capital gains for the taxable year in which the last day of the Fund’s taxable year falls, the amount of the Fund’s undistributed net capital gain that the Fund designates in a written notice mailed to its shareholders. The Fund may not designate amounts in excess of the Fund’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Fund in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax such shareholders are deemed to have paid. U.S. shareholders will increase their basis in the Shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholders in respect of these gains.

Distributions made by the Fund and gain arising from a U.S. shareholder’s sale or exchange of Shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Shares. When a U.S. shareholder sells or otherwise disposes of Shares, the shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the Shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the Shares as capital assets. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the Shares for more than one year. Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of Shares that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from the Fund that were required to be treated as long-term capital gains.

Redemption of Shares. The Fund intends to offer to repurchase Shares on a quarterly basis on such terms as may be determined by the Board, in its sole discretion, unless, in the judgment of the Fund’s Board, such repurchases would not be in the Fund’s best interests or would violate applicable law.

Any redemption of Shares for cash will be a taxable transaction for U.S. federal income tax purposes. If a redemption for cash by a U.S. shareholder is treated as a sale or redemption of such Shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss equal to the difference between the purchase price and the U.S. shareholder’s adjusted tax basis in the Shares redeemed by the Fund. The gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeds one year. The deductibility of capital losses may be subject to limitations.

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The receipt of cash by a shareholder in redemption of the Shares will be treated as a sale or redemption for U.S. federal income tax purposes if the redemption:

●	is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code;
●	is a “substantially disproportionate” redemption with respect to the holder under Section 302(b)(2) of the Code; or
●	results in a “complete termination” of the holder’s interest in the Fund under Section 302(b)(3) of the Code.

In determining whether any of these tests has been met, a holder must take into account not only Shares or any other class of the Fund shares it actually owns, but also any Shares regardless of class it constructively owns within the meaning of Section 318 of the Code (including shares that are owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the holder has an equity interest as well as shares that may be acquired through options that it owns).

A distribution to a shareholder will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s interest (taking into account all Shares owned, regardless of class or series) in the Fund. Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. If, however, as a result of a redemption of Shares, a U.S. shareholder whose relative interest (actual or constructive) in the Fund is minimal and who exercises no control over corporate affairs suffers a reduction in its proportionate interest in the Fund (including any ownership of shares constructively owned), the holder generally should be regarded as having suffered a “meaningful reduction” in its interest in the Fund.

Satisfaction of the “substantially disproportionate” and “complete termination” exceptions is dependent upon compliance with certain objective tests set forth in Section 302(b)(2) and Section 302(b)(3) of the Code. A distribution to a shareholder will be “substantially disproportionate” if the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately following the redemption of Shares (treating Shares redeemed as not outstanding) is less than 80% of the percentage of the Fund’s outstanding voting shares actually and constructively owned by the shareholder immediately before the redemption (treating Shares redeemed pursuant to the tender offer as not outstanding), and immediately following the redemption the shareholder actually and constructively owns less than 50% of the total combined voting power of the Fund.

A distribution to a shareholder will result in a “complete termination” if either (1) all of the Shares and all other classes of the Fund’s shares actually and constructively owned by the shareholder are redeemed or (2) all of the Shares and the Fund’s other classes of shares actually owned by the shareholder are redeemed or otherwise disposed of and the shareholder is eligible to waive, and effectively waives, the attribution of the Fund’s shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code.

Any redemption may not be a redemption of all of the Shares. If the Fund were to redeem less than all of the Shares, a shareholder’s ability to meet any of the three tests described above might be impaired. In consulting with their tax advisors, shareholders should discuss the consequences of a partial redemption of Shares on the amount of the Fund’s shares actually and constructively owned by such holder required to produce the desired tax treatment.

If a U.S. shareholder’s receipt of cash attributable to a redemption of Shares for cash does not meet one of the tests of Section 302 of the Code described above, then the cash received by such holder in the tender offer will be treated as a dividend and taxed as described above.

Backup Withholding. The Fund will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide the Fund with such shareholder’s correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, the Fund may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Fund.

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Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described below and has not held its shares as “debt financed property” within the meaning of the Code, and the shares are not otherwise used in a trade or business, the dividend income from shares is not expected to be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares is not expected to constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

Notwithstanding the above paragraph, tax-exempt shareholders will be required to treat as unrelated business taxable income any dividends paid by the Fund that are allocable to the Fund’s “excess inclusion” income, if any.

Income from an investment in Shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by the Shares. Prospective investors of the types described in the preceding sentence should consult such investors’ own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that:

●	is described in Section 401(a) of the Code;

●	is tax-exempt under Section 501(a) of the Code; and

●	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

●	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

●	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year.

The rules described above under the heading “Taxation of U.S. Shareholders” concerning the inclusion of the Fund’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

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Medicare Tax

A U.S. shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes the holder’s dividend income and the holder’s net gains from the disposition of Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. shareholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Fund shares.

Tax Shelter Reporting

If a shareholder recognizes a loss with respect to stock of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of foreign shareholders are complex. Non-U.S. shareholders should consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the Shares, including any reporting requirements and to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a qualified foreign pension fund under the Code.

Distributions by the Fund to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Fund of “U.S. real property interests” nor reported by the Fund as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Fund’s current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. shareholder is excess inclusion income. Dividends that are effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. shareholder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. A non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for the Fund’s ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if the Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. shareholders that are pass-through entities rather than corporations or individuals. A non-U.S. shareholder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of the Fund’s current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its Shares will reduce the non-U.S. shareholder’s adjusted basis in its Shares and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. shareholder in its Shares will be treated as gain from the sale of its Shares (discussed below). Because the Fund generally cannot determine at the time the Fund makes a distribution whether or not the distribution will exceed the Fund’s current and accumulated earnings and profits, the Fund normally will withhold tax on the entire amount of any distribution at the same rate as the Fund would withhold on a dividend. The Fund would be required to withhold at least 15% of any distribution to a non-U.S. shareholder in excess of the Fund’s current and accumulated earnings and profits if the Fund’s Shares constitutes a U.S. real property interest with respect to such non-U.S. shareholder, as discussed below. This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

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Distributions to a non-U.S. shareholder that are designated by the Fund at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (i) the investment in the Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will generally be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or (ii) the non-U.S. shareholder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under FIRPTA, distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Fund of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of non-resident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to a U.S. real property interest if the Fund held an interest in the underlying asset solely as a creditor. The Fund will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of any distributions to non-U.S. shareholders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of the Fund’s net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. shareholders may exceed the actual tax liability, is creditable against the non-U.S. shareholder’s U.S. federal income tax liability. However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of the Fund’s stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. shareholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder” or a “qualified foreign pension fund.” Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above. Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. Although the law is not clear on the matter, it appears that amounts the Fund designates as undistributed capital gains in respect of the stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by the Fund of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Fund on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by the Fund were to exceed their actual U.S. federal income tax liability. If the Fund were to designate a portion of the Fund’s net capital gain as undistributed capital gain, a non-U.S. shareholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

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Subject to the discussion below regarding repurchases of the Fund’s Shares, gain recognized by a non-U.S. shareholder upon the sale or exchange of the Fund’s Shares generally would not be subject to U.S. taxation unless: the investment in the Fund’s Shares is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. shareholder), in which case the non-U.S. shareholder will be subject to the same treatment as domestic holders with respect to any gain; the non-U.S. shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or the non-U.S. shareholder is not a qualified shareholder or a qualified foreign pension fund and the Fund’s Shares constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

The Fund anticipates that the Fund’s Shares will constitute a U.S. real property interest within the meaning of FIRPTA unless the Fund is a domestically-controlled REIT. The Fund will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of the Fund’s stock is held directly or indirectly by non-U.S. shareholders. No assurance can be given, however, that the Fund is or will be a domestically-controlled REIT. Even if the Fund were not a domestically-controlled REIT, a sale of Shares by a non-U.S. shareholder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if: the Fund’s Shares were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and the non-U.S. shareholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of the Fund’s Shares at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period. However, it is not anticipated that the Fund’s Shares will be “regularly traded” on an established securities market. If gain on the sale or exchange of the Fund’s Shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals. In such a case, under FIRPTA the purchaser of Shares may be required to withhold 10% of the purchase price and remit this amount to the IRS.

A repurchase of the Fund’s Shares that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “Redemption of Shares” for a discussion of when a redemption will be treated as a sale or exchange and related matters. A repurchase of the Fund’s Shares generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from the Fund’s dispositions of U.S. real property interests. The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply) but has not provided any guidance to determine when and what portion of a repurchase is a distribution that is attributable to gains from the Fund’s dispositions of U.S. real property interests. Due to the uncertainty, the Fund may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. shareholder, based on the status of such shareholder, from all or a portion of repurchase payments to non-U.S. shareholders other than qualified shareholders or qualified foreign pension funds. To the extent the amount of tax the Fund withholds exceeds the amount of a non-U.S. shareholder’s U.S. federal income tax liability, the non-U.S. shareholder may file a U.S. federal income tax return and claim a refund. Further, legislative proposals to tax or otherwise restrict corporate stock repurchases have been proposed, but the outlook for possible applicability to the Fund of any such proposals is uncertain at this time.

If a non-U.S. shareholder is subject to taxation under FIRPTA on proceeds from the sale of the Fund’s Shares or on distributions the Fund makes, the non-U.S. shareholder will be required to file a U.S. federal income tax return. Prospective non-U.S. shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of the Fund’s Shares, including any reporting requirements.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

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Other Tax Consequences

State or local taxation may apply to the Fund and its shareholders in various state or local jurisdictions, including those in which the Fund or its shareholders transact business or reside. The state and local tax treatment of the Fund and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Fund.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of October 1, 2024, 2024, no Shareholder, to the knowledge of the Fund, owned beneficially or of record more than 25% of the shares.

As of the date of this Registration Statement, no officers or directors of the Fund may be deemed to currently directly or beneficially own any shares of the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Board has selected Cohen & Company, Ltd. as the independent registered public accounting firm for the Fund. Cohen & Company, Ltd.’s principal business address is located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is UMB Bank, located at 928 Grand Blvd, 10th Floor, Kansas City, MO 64106. UMB Bank performs custodial related services to the Fund. SS&C GIDS, Inc., located at 1055 Broadway, 7th Floor, Kansas City, MO 64105, serves as the Fund’s transfer agent and dividend paying agent with respect to the Shares.

ADDITIONAL INFORMATION

The Fund’s prospectus and this Statement of Additional Information do not contain all of the information set forth in the Fund’s registration statement on Form N-2 (the “Registration Statement”), including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

AUDITED FINANCIAL STATEMENTS

The audited financial statements and related report of Cohen & Company, Ltd., independent registered public accounting firm, are herein incorporated by reference from the Fund’s annual report for the fiscal year ended June 30, 2024. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at 888-778-7781.

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APPENDIX A
DESCRIPTION OF S&P, MOODY’S AND FITCH RATINGS

 Moody’s Investors Service Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (Moody’s) rating symbols and their meanings (as published by Moody’s) follows:

1. Long-Term Obligation Ratings

Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody’s Long-Term Rating Definitions:

Aaa:	Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa:	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa:	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba:	Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B:	Obligations rated B are considered speculative and are subject to high credit risk

Caa:	Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca:	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C:	Obligations rated C are the lowest rated class and are typically in default, with little prospect for recovery of principal or interest.

Note:	Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Short-Term Debt Ratings

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (“MIG”) and are divided into three levels—MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1.	This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2.	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3.	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
33

SG.	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand (“demand feature”), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue’s specific structural or credit features.

VMIG 1.	This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2.	This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3.	This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG.	This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

2. Short-Term Ratings

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding 13 months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

NOTE:	Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.
34

Standard & Poor’s

A brief description of the applicable Standard & Poor’s (S&P) rating symbols and their meanings (as published by S&P) follows:

Issue Credit Rating Definitions

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

●	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
●	Nature of and provisions of the obligation;
●	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA:	An obligation rated ‘AAA’ has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA:	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A:	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB:	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC and C:	Obligations rated ‘BB,’ ‘B,’ ‘CCC,’ ‘CC,’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
35

BB:	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B:	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB,’ but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC:	An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC:	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

C:	A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D:	An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to ‘D’ upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or minus (-):	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

N.R.:	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A-1:	A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2:	A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.
36

A-3:	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B:	A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. Ratings of ‘B-1,’ ‘B-2,’ and ‘B-3’ may be assigned to indicate finer distinctions within the ‘B’ category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B-1:	A short-term obligation rated ‘B-1’ is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2:	A short-term obligation rated ‘B-2’ is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3:	A short-term obligation rated ‘B-3’ is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meets its financial commitments over the short-term compared to other speculative-grade obligors.

C:	A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D:	A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
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PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements:
None.
Exhibits:

(a)	(1) Certificate of Trust(1) (2) Declaration of Trust(1)
(b)	Bylaws(1)
(c)	Not applicable
(d)	Form of Multiple Class Plan(1)
(e)	Dividend Reinvestment Plan(1)
(f)	Not applicable
(g)	(1) Form of Investment Advisory Agreement between the Fund and Accordant Investments LLC(1) (2) Form of Subadvisory Agreement between the Fund and IDR Investment Management, LLC(1)
(h)	(1) Form of Distribution Agreement(1) (2) Form of Distribution and Shareholder Services Plan(1)
(i)	Not applicable
(j)	Form of Custodian Agreement(1)
(k)

(1) Form of Administration Agreement by and between the Fund and Accordant Investments LLC(1)

(2) Expense Limitation and Reimbursement Agreement by and among the Fund, Accordant Investments LLC and IDR Investment Management, LLC(2)

(l)	Opinion and Consent of Dechert LLP*
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm*
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable
(r)	Code of Ethics(1)
(s)	Powers of Attorney*

*	Filed herewith.

(1)	Incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-271866) filed on September 1, 2023.
(2)	Incorporated by reference from Appendix C to the predecessor fund’s Definitive Proxy Statement on Schedule 14A (File No. 811-23460) filed on July 27, 2023.

Item 26. Marketing Arrangements

Reference is made to the Form of Distribution Agreement, which is included as Exhibit (h)(1) hereto.

Item 27. Other Expenses of Issuance and Distribution

The following table shows the fees and expenses, other than underwriting discount, to be paid by the Fund in connection with the sale and distribution of the securities being registered hereby. All amounts are estimates.

Printing expenses	$38,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$150,000
Miscellaneous	$32,000
Total	$270,000

The amounts set forth above are estimates. All of the expenses set forth above will be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of October 22, 2024.

Title of Class	Number of Record Holders
Class I Shares	150
Class A Shares	1
Class Y Shares	3

Item 30. Indemnification

Reference is made to Article V of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”). The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Accordant Investments LLC (the “Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the SEC (File No. 801-128031), and is incorporated herein by reference.

Information as to the directors and officers of the Registrant’s investment sub-adviser, IDR Investment Management, LLC (the “Sub-Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser, and each director, executive officer, managing member or partner of the Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the SEC (File No. 801-108809), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.  Not applicable.

2.  Not applicable.

3.       The Registrant undertakes:

a.  To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i. to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement ; and

iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

i. Not applicable;

ii. if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii. the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Independence, State of Ohio on the 28th day of October, 2024.

Accordant Real Estate Growth Fund

By:	/s/ Greg Stark
Greg Stark
Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Canter*	Trustee	October 28, 2024
David Canter

R. Byron Carlock*	Trustee	October 28, 2024
R. Byron Carlock

Geoffrey Dohrmann*	Trustee	October 28, 2024
Geoffrey Dohrmann

Dan McNamara*	Trustee	October 28, 2024
Dan McNamara

/s/ Greg Stark	Trustee	October 28, 2024
Greg Stark

*By	/s/ Greg Stark
Greg Stark
Attorney-in-Fact pursuant to Powers of Attorney